07027036

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OYT Corp. Ltd.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 04 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04217 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 10/2/07

PYI

保華集團有限公司
PYI Corporation Limited

Stock Code 0498.HK



# Yangtze Strategy

## Riding on the Boom of Yangtze Region

## 長江策略 帶動增長

**2007 Annual Report 年報**

Based in Hong Kong, PYI Corporation Limited focuses on infrastructure investment in and operation of bulk cargo port and logistics facilities in the Yangtze River region in China. It also engages in land and property development in association with port facilities. In addition, PYI provides comprehensive engineering and property-related services through Paul Y. Engineering Group Limited.

保華集團以香港為基地，專注於中國長江流域一帶的大宗散貨港口基建投資及物流運作業務。集團亦從事與港口設施相關的土地及房產開發業務，並通過保華建業集團有限公司，提供全面的工程及與物業相關的服務。





# 2006

## MAY

- PYI further raised its stake in Yangkou Port to 75% at a consideration of HK$168 million.
保華以1.68億港元之作價進一步增持洋口港股權至75%。

## JUN

- PYI completed its divestment in China Strategic Holdings Limited and distributed to shareholders a special dividend equivalent to HK22.2 cents per share, amounting to a value of about HK$326 million. This signified the acceleration on PYI's Yangtze port and logistics investment program.
完成出售中策集團有限公司之權益,並派發折合每股約22.2港仙之特別股息予股東,賬面總值約為3.26億港元,標誌著保華將加快推行長江港口及物流投資計劃。

## JUL

- In July, Phase 3 of the Langshan Terminal was commissioned for trial run targeting a certification of an annual throughput capacity of 13 million tonnes.
狼山港碼頭第三期於七月開始測試運作,以取得每年1,300萬噸吞吐能力之認證。

## SEP

- Groundbreaking ceremony of the 1.4 sq km man-made island (Phase 1) at Yangkou Port, marking a step forward for the Group to realize its targeted initial operation of Yangkou Port in 2008.
位於洋口港的1.4平方公里人工島第一期發展舉行動土儀式,標誌著集團為實現洋口港於2008年初步通航計劃向前邁進一步。

- PYI completed capital contribution in respect of its 45% interest in Nantong Port Group .
保華完成對南通港口集團注資,並持有其45%權益。

- PYI acquired liquid bulk logistics related assets and business from Minsheng Gas, including an LPG river terminal, a storage tank farm, as well as a mature logistics network for household, industrial and automotive sectors, at a consideration of RMB470 million.
保華完成以4.7億人民幣作價收購民生石油氣之液化散貨物流資產及業務,包括液化石油氣碼頭、儲庫與相關設施,以及完善的家用、工業用和汽車液化石油氣的物流網絡。



## NOV

- PYI acquired the remaining 25% of Jiangsu Wanhua Real Estate, a property development subsidiary for the Yangkou Port project at a total consideration of US$625,000, streamlining the process by which the Group undertakes property the development project activities related to Yangkou Port.

  保華以62.5萬美元總代價，購入一間為發展洋口港項目而成立之地產發展附屬公司 — 江蘇萬華房地產餘下的25%股權，以精簡集團在洋口港的地產發展及投資流程。

## DEC

- PYI sold its 100% interest in M. Bux Tower for HK$98 million, achieving a premium of about HK$20 million to book value. The disposal of M. Bux Tower marked the completion of the Group's divestment programme, allowing it to focus its future business on developing its regional port strategy in the Yangtze River region.

  保華以9,800萬港元出售百德中心之全數權益，出售價較賬面淨值溢價約2,000萬港元。出售百德中心標誌本集團已完成整個出讓資產計劃，今後將專注於長江流域港口業務發展策略。

- PYI was entrusted by PetroChina Company Limited to manage, build and transfer a portion of the man-made island for a proposed LNG receiving facility at Yangkou Port.

  保華獲中國石油天然氣股份有限公司委託，於中國洋口港區之人工島上，為一個計劃中的液化天然氣設施進行管理、建設及移交部份人工島的基礎工程。

# 2007

## JUL

- PYI secured a RMB960 million project loan from a syndicate of eight domestic banks to finance the infrastructural facilities for the LNG terminal at Yangkou Port.

  保華成功從八間內地銀行組成的銀團籌組9.6億人民幣項目貸款，以發展洋口港液化天然氣碼頭基建設施。


SANKO JUPITER

# Transform to Perform

## 轉型成功　投資增值

Net Profit Attributable to Shareholders

24 %

Total Shareholder Return

38 %





75%

45%

# Building Regional Platform

# 江海聯動

# First-mover Strategy

# 早着先機





| | 2007<br>HK$'Million<br>百萬港元 | 2006<br>HK$'Million<br>百萬港元<br>(restated)<br>(重列) |
|---|---|---|
| **Turnover 營業額** | **4,781.7** | 3,540.5 |
| **Earnings before interest and taxation (EBIT) 未計利息及稅前溢利** | **350.2** | 383.8 |
| **Profit attributable to shareholders 股東應佔溢利** | **345.7** | 278.9 |
| Shares outstanding (million) 發行股份（百萬股） | **1,491.7** | 1,378.8 |
| Net asset value per share (HK$) 每股資產淨值（港元） | **1.86** | 1.86 |
| Earnings per share (HK$) 每股盈利（港元） | **0.236** | 0.204 |
| Dividend per share (HK$) 每股股息（港元） | **0.252** | 0.73 |
| Total assets 總資產 | **7,621.4** | 5,981.7 |
| Quick assets 速動資產 | **3,616.2** | 3,112.3 |
| Net current assets 流動資產淨值 | **824.0** | 1,284.0 |
| Net debt (cash) 淨負債（現金） | **184.6** | (313.3) |
| Shareholders' funds 股東資金 | **2,771.9** | 2,570.6 |
| Current ratio 流動比率 | **1.29** | 1.67 |
| Quick ratio 速動比率 | **1.26** | 1.63 |
| Net debt (cash)/equity ratio 淨負債（現金）／資本比率 | **0.07** | (0.12) |
| Gearing ratio 資本負債比率 | **0.37** | 0.27 |
| Return on equity 股權收益 | **12%** | 11% |
| Total shareholder return 股東總收益 | **38%** | 37% |

## Total shareholder return 股東總收益



HK$
港元
Year-on-Year %
按年百份比
-11%
284%
278%
37%
38%
03
04
05
06
07
FY 年度
Total shareholder return 股東總收益
Share price (Cum div) 股價（連息）
Share price (Ex div) 股價（除息）


## Net asset value per share 每股資產淨值



HK$
港元
2.50
2.06
2.32
1.86
1.86
03
04
05
06
07
FY 年度


## Earnings per share 每股盈利



HK cents
港仙
-34.0
14.6
38.5
20.4
23.6
03
04
05
06
07
FY 年度


## Dividend per share 每股股息



HK cents
港仙
2
31
3
73
25
03
04
05
06
07
FY 年度


## Shareholders' funds 股東資金



HK$m
港元(百萬)
2,659
2,771
3,179
2,571
2,772
03
04
05
06
07
FY 年度


## Return on equity 股權收益



%
百份比
-13%
6%
16%
11%
12%
03
04
05
06
07
FY 年度


## Profit attributable to shareholders 股東應佔溢利



HK$m
港元(百萬)
-354
164
522
279
346
03
04
05
06
07
FY 年度



Making the right decisions at the right time is key to our success.

業務成功有賴於在適當時機作出適當的決定。

# Chairman's Statement
# 主席報告書

## Maximizing shareholder value lies at the heart of all PYI's business decisions. This dedication to shareholders drives the Group to set high level of transparency and accountability.

## 保華以高度透明的管治及負責任的態度為股東增值。

**Dear Shareholders,**

I am pleased to report that our growth for the year ended 31 March 2007 met our expectations. Delivering satisfactory performance, PYI achieved a net profit after taxation of HK$346 million (2006: HK$279 million) - an increase of 24% compared with the previous year. Return on your equity was 12%, and total shareholder return was 38% for the year.

The Board has proposed a final dividend of HK1.5 cents/share. Together with the interim dividend of HK1.5 cents/share and the special dividend of HK22.2 cents/share, total dividend for shareholders amounts to HK25.2 cents/share or an aggregate sum of HK$370 million for this year.

One of the keys to success is making the right decisions at the right time, and the timely completion of our divestment programme enabled us to invest in projects that will meet the booming demand for ports and logistics services in the Yangtze River region. Please refer to the Managing Director's Report for a review of our operations.

### Focus for the future

As we were completing our divestment programme for non-core assets, we raised our stake in Yangkou Port and acquired Nantong Port Group and Minsheng gas terminal. Armed with an organic growth strategy that is supplemented by strategic acquisitions, PYI is well-positioned to further expand on the Yangtze. The construction of Yangkou Port is progressing well and Nantong Port Group reached record high cargo throughput in 2006 and again, in the first half of 2007.

These achievements were made possible by the ceaseless efforts of our executives and staff. Our investment strategies have played an important role in our success and I want to express my appreciation to the talented people who not only share our vision but are able to implement the many details necessary to achieving it.

**各位股東：**

本人欣然向 閣下呈報集團截至2007年3月31日止財政年度的業績，保華年內表現令人滿意，除稅後盈利達3.46億港元（2006年：2.79億港元），較去年增加24%。年內股本權益回報為12%，股東總收益達38%。

董事局宣布派發每股1.5港仙末期股息，連同每股1.5港仙之中期股息及22.2港仙之特別股息，本財政年度每股共派息25.2港仙，公司合共派息3.7億港元。

業務成功有賴適時適當之決定，集團在適當時候完成出讓資產計劃，有利於迅速把握投資機會，全力開拓長江流域一帶需求日益蓬勃的港口及物流業務。業務回顧之詳情，請參閱董事總經理報告。

### 高瞻遠矚 成就佳績

本集團在完成出讓非核心資產計劃之同時，一方面增持在洋口港的權益，另一方面則收購南通港及民生石油氣碼頭。我們相信，集團港口業務的自然增長再輔以策略性的併購行動，可進一步鞏固在長江流域的業務發展。建設洋口港進展順利，南通港之吞吐量亦在2006年及2007年上半年屢創新高。

能夠創下如此佳績，有賴我們的行政人員及員工努力不懈。投資策略有助我們達致成功，我謹在此向表現出色的團隊表示謝意，他們不僅與我們有共同的理念，並能貫徹實踐。

## Corporate governance

The Group is committed to achieving high standards of corporate governance to enhance corporate value and to safeguard our shareholders' interests. Full details of our corporate governance practices, as well as the initiatives taken by us during the year towards achieving this important mission, are set out in the Corporate Governance Report.

Just as important as making decisions is to have people understand why they were made. That's why our management culture puts such emphasis on transparency and accountability. We want our business overseen by people with broad experience, objectivity and independent views.

The Board was pleased to welcome two new independent non-executive directors (INED) – Mr Bowen Joseph Leung Po Wing *GBS, JP*, in August 2006, and Mr Li Chang An in January 2007. Mr Leung and Mr Li bring with them a wealth of experience, a deep understanding of national policies, and extensive network in the Mainland. Their appointments have strengthened the Board's overall capabilities and brought our INED percentage to over 70%.

In order to better understand the new business dynamics of the Group and assess the economic environment in the regions where we operate, Board members conducted several site visits during the year to inspect the operations and received briefings from all major business units. Board members also took an active role in overseeing the development and implementation of the internal control and risk management systems. I would like to thank them for their diligence and collective input.

## Our role in the community

The official term is "corporate social responsibility" or CSR in short, but to us it's simply people. Keeping people in mind is just good business - that's why we consider everyone's interests in everything we do.

## 優良管治 集思廣益

集團一向致力維持高質素的企業管治，以提高企業價值，保障股東利益。有關我們企業管治實務的詳細內容，以及在年內為達致此重要目標所採取的措施，請參閱「企業管治報告」部份。

為了確保外界明白我們作出的決定，集團的管理文化特別著重透明度及問責性，借助富於經驗而意見獨立的人士，本著不偏不倚的原則來監察我們的業務。

董事局歡迎梁寶榮先生*GBS, JP*與李昌安先生分別於2006年8月與2007年1月出任本公司獨立非執行董事。梁先生與李先生經驗豐富，對內地政策了解透徹，在內地人脈亦廣，令我們獲益良多。兩位的加盟不單加強了董事局的實力，亦令獨立非執行董事所佔比例超過70%。

此外，董事局亦非常重視集團業務發展的最新形勢，年內多次巡視旗下的項目，聽取各主要業務單位的匯報，以深入了解有關的營運狀況及當地的經濟環境。此外，董事局成員亦對公司發展及推行內部監控、風險管理系統扮演積極監察的角色。對於董事局各成員的勤勉盡職及作出之共同努力，本人謹此深表感謝。

## 社會責任 以人為本

對保華而言，「企業社會責任」不只是專有名詞，而是真正做到以人為本，所有業務都以公眾利益為出發點。

The timely completion of our divestment programme enabled us to capture attractive investment opportunities on the Yangtze.

本集團已適時完成出讓非核心資產，使我們可以更專注地把握在長江流域的發展良機。



Inside the company, we do our best to ensure the health and safety of all our staff and we care about their career development. We are conscious about environmental protection as well as energy conservation.

In the community, we sponsor study tours to Hong Kong and Macau for distinguished students in Nantong and Wuhan secondary schools. In addition, we supported the launch of a local TV programme by Wuhan Taxi Industry Association promoting the use of LPG as a clean and energy efficient fuel. We also sponsored the 16th Jiangsu Provincial Games in October 2006 and the list goes on.

We consider ourselves long-term members of the communities we operate in and we let that belief guide us. Whether it's hiring locally, giving back to the community, or setting long-range business goals, we look at the impact our decisions will have on people.

## The people who support us

Moving forward, I am confident that, with the inspiring leadership of my fellow board members, the ongoing support of all our shareholders and business partners, and the marvellous efforts of our dedicated executives and staff, PYI is well positioned to deliver further growth on our shareholders' value.

Yours faithfully,

**Joseph Chow** *OBE, JP*
*Chairman*

Hong Kong, 20 July 2007

在公司內，我們固然盡力確保所有員工的健康與職業安全，並關心員工的職業培訓與發展；而推廣環保與節約能源亦是我們的議題。

在社區層面，我們贊助了一系列的項目，其中包括南通市和武漢市優秀中學生來香港和澳門進行交流訪問；武漢市出租汽車協會播放專題電視節目，以推廣使用液化石油氣這種更潔淨又節省能源的燃料；及2006年10月舉辦的江蘇省第十六屆運動會等。

我們一向視自己為業務所在社區的一分子，並以此信念引導我們的業務發展。不論是本地化的人力資源政策、回饋社區的理念，還是制定長遠業務目標，我們都首先考慮所作出的決定對人們帶來的影響。

## 同心協力　邁步向前

回顧我們過往的發展歷程，再展望未來的發展路向，我深信憑著董事局各成員富有啟發性的領導、股東與業務夥伴的鼎力支持、公司行政人員及員工的竭誠奉獻，保華定可為股東進一步提升價值。

*主席*
周明權 *OBE, JP*
謹啟

香港，2007年7月20日





Based on a solid footing on the Yangtze region, we are now set to enlarge our critical mass.

保華已在長江流域建立了穩固的基礎，進一步將要做大做強。

# Managing Director's Report
# 董事總經理報告書

## Our operations are performing well with strong growth trends. We are on track with our Yangtze Strategy.

## 年內集團業務發展強勁並且持續向好，定下的長江策略亦已逐步落實。

**Dear Shareholders,**

It is my pleasure to report that the Group achieved strong financial results for the year ended 31 March 2007. Consolidated turnover increased by 35% to HK$4,782 million and net profit surged by 24% to HK$346 million when compared with last year, with earnings per share reaching HK23.6 cents. We also achieved a 12% return on your equity and a total shareholder return of 38% for the year. Please refer to the Financial Review at pages 26 to 29 for a full review on financial performance and position.

Having developed a clear strategy to focus on bulk cargo, infrastructure and logistics in the Yangtze River region, the Group has achieved significant progress as those businesses are taking shape. Our operations are performing well with strong growth trends, and we are on track with our Yangtze Strategy. I am pleased to provide you with more information on our strategic development and achievements to date.

### Sustaining the Yangtze momentum

In today's global economy, ports are fast becoming the modern day transport and logistics hubs. Nowhere is that truer than on the Yangtze River, the Mainland's largest and busiest inland waterway and a region that accounts for over 30% of the Mainland's GDP.

**各位股東：**

本人欣然向　閣下呈報，集團於截至2007年3月31日止年度錄得強勁業績。本集團之綜合營業額較去年上升約35%達47.82億港元，而純利亦較去年增長24%至3.46億港元，每股盈利達23.6港仙。年內股本回報為12%，股東總回報則有38%。財務表現及狀況詳情，請參閱第26至29頁之「財務回顧」。

集團已定下專注在長江流域發展大宗散貨、基建與物流業之清晰策略，各項業務亦已漸具規模，取得明顯進展。年內集團業務發展強勁並且持續向好，定下的長江策略亦已逐步落實。本人謹藉此機會向大家分享更多集團之策略性發展及成就。

### 延續長江增長之勢頭

在當今全球經濟形勢下，港口正火速成為現代運輸及物流樞紐。長江作為內地最大型、最繁忙之內陸水道，該流域佔內地國民生產總值超過30%，更可見此言非虛。

PYI is focused on bulk cargo port infrastructure and logistics operations along this "Golden Waterway." An integrated port and logistics network is vital to the economic growth of the Yangtze region. Our aim is to build up a network of bulk cargo ports along the Yangtze, in order to rationalize operation costs, enhance overall service quality, and utilize port assets more effectively.

The ports sector is a key driver of economic growth and social benefits, and it is evident that China is enacting favourable policies to induce growth in this area. PYI will continue our growth strategy with more port investments in the Yangtze River Delta where over 70% of the Yangtze regional throughput volume derives, as well as in other opportunities in the upstream of the Yangtze. The Yangtze Economic Region is our springboard for sustainable growth.

## Review of operations

### Yangkou Port

Early in this year under review, confident of the development prospects we further increased our stake in the Yangkou Port project by 7.4% to 75%. The consideration was satisfied by the issue of 68.5 million new PYI shares at a fair price of HK$2.913 each to the vendor.

Preceding PetroChina's commitment for the LNG facilities, we already commanded a jump start of construction on the man-made island (Sun Island) and the Yellow River Crossing, the capital expenditure for which has been estimated at about RMB1,650 million. For this year, capital expenditure of about RMB168 million was incurred. All capital works

一個在長江黃金水道形成規模效應的港口物流網絡，能夠極大的影響區域經濟發展，保華以黃金水道上大宗散貨基建與物流為業務重點，旨在沿長江流域建立大宗散貨港口網絡，從而節省營運成本、提升整體服務質素，並有效運用港口資源。

港口業乃帶動經濟發展及社會利益之火車頭，從中國頒佈優惠政策促進其業務增長可見一斑。在此有利的環境下，保華將繼續其增長策略，在長江三角洲（當地佔長江流域吞吐量超過70%）進行更多港口投資，並會沿長江上游發掘更多相關的投資機會。長江經濟圈是我們可持續發展的平台。

## 業務回顧

### 洋口港

看準洋口港的發展潛力，年度初期，集團以每股2.913港元之公平價值發行6,850萬股保華新股份為代價，將洋口港權益增加7.4%至75%。

在中石油就液化天然氣設備作出承諾前，集團早已在人工島（太陽島）及黃海大橋上展開建設，估計有關資本開支約達16.50億人民幣，另為數約1.68億人民幣之開支於本年度產生。所有主要工程已按預算並準

PYI adds its own touch of management expertise, corporate culture and international perspective to stay ahead of competition.

集團發揮卓爾不凡的管理理念和能力、良好的企業文化以及高遠的國際視野，在行業改進及市場變革的過程中保持優勢。



works are progressing on time and within budget. We have signed a lease agreement for the Yellow Sea Crossing with the local government as well as an off-take agreement for the land on the Sun Island. That will give rise to a stable income stream, which led to the ultimate financial closure of the 7-year RMB960 million syndicated loan with eight major domestic banks in July 2007.

In December 2006, PYI increased its stake from 75% to 100% in Jiangsu Wanhua Real Estate Development Co., Ltd., a property subsidiary for the port project, at a consideration based on net asset value of US$625,000. This move allowed PYI to further capitalize on the property development opportunities in Yangkou Port and to streamline our operational structure in that regard. Catering for market demand around Yangkou Port, a low density residential development of about 65,000 sq m of floor area is already underway with completion scheduled by mid 2008.

This year is particularly rewarding for our greenfield development at Yangkou Port. In December 2006, when PetroChina entrusted PYI to manage, build and transfer part of the Sun Island for a liquefied natural gas (LNG) facility at Yangkou Port, that finally underscored the technical viability of the development. When the syndication loan was secured to finance the construction of the infrastructural components, it marked another milestone attesting the commercial viability of Yangkou Port. The land on the Sun Island is scheduled to be transferred to PetroChina before the end of 2007, and the Yellow Sea Crossing is scheduled for completion by the end of 2008.

時進行。集團與地方政府簽訂黃海大橋租賃協議，另亦簽訂了太陽島土地的回購協議。此舉將為集團帶來穩定收入來源，因此亦促成集團於2007年7月與八家主要內地銀行訂立七年期的9.6億人民幣銀團貸款。

2006年11月，保華於江蘇萬華房地產開發有限公司（為港口項目設立之物業附屬公司）之權益由75%增至100%，代價乃按資產淨值625,000美元為基準計算。此舉令保華得以進一步掌握洋口港之物業發展機會，並精簡營運架構。因應洋口港周邊之市場需求，現正動工興建樓面面積約65,000平方米之低密度住宅項目，預期將於2008年中完成。

本年度，集團在洋口港這個由零開始發展之項目的進度令人鼓舞。於2006年12月，中石油委託保華為洋口港內的液化天然氣設施進行管理、建設和移交一部份太陽島的基礎工程，見證了此項目之技術可行性。就基建設施取得銀團貸款，更標誌著洋口港之商業可行性得到認可。部份於太陽島之土地將於2007年底前轉交中石油，黃海大橋亦將於2008年底前完成。



Master planning for the 42 sq km land bank is underway with partial completion expected by the end of 2007.

**Nantong Port Group**

Nantong Port is a category one port open to foreign trade and a major hub port situated in the Yangtze River Delta.

It has taken us nine months to conduct our capital injection in various stages. Our RMB435 million investment for 45% interest in Nantong Port Group was finally completed at the end of September, 2006. Throughout that period, PYI was fully involved in the daily operations of Nantong Port Group through our nominated general manager and financial controller as well as three board members. Nantong Port Group performed extremely well with profitability in 2006 increased by 300% over the previous year, and further growth of 50% is forecasted for the year of 2007.

In July 2006, Phase 3 of Langshan Terminal was commissioned for trial run targeting a certification of an annual throughput capacity of 13 million tonnes. With further equipment expansion, the capacity can reach 30 million tonnes. This terminal is currently the largest and most modern of its kind on the Yangtze dedicated for iron ore shipments. With this terminal coming into play, throughput of bulk cargo increased by 13% to 44 million tonnes and that of containers increased by 28% to 320,000 TEUs in 2006.

In this year under review, a net profit of RMB5 million up to 31 December 2006 has been recognised by PYI. Since the financial year end of PYI lags that of Nantong Port Group by three months, the full year's results

42平方公里土地儲備之總體規劃現正進行，部份預期將於2007年底前完成。

**南通港口集團**

南通港為對外開放之國家一級港口及全國樞紐港口。

經過九個月時間分階段的注資，我們終於在2006年9月完成增持南通港口集團45%權益，作價4.35億人民幣。期間保華透過集團提名之總經理、財務總監及三名董事局成員，全面參與南通港口集團之日常運作。南通港口集團於2006年表現突出，盈利較去年上升300%，預期2007年將再有50%的增幅。

2006年7月，狼山港碼頭第三期開始測試運作，以取得每年1,300萬噸吞吐能力之認證。經進一步擴大設施後，其吞吐能力可達3,000萬噸，成為長江上專門作鐵礦石運輸用途之同類碼頭中最大型、最現代化者。碼頭全面啟用後，於2006年，大宗散貨運輸吞吐量上升13%至4,400萬噸，而貨櫃吞吐量亦上升28%至32萬標箱。

回顧年度內，保華僅把南通港口集團截至2006年12月31日為止之500萬人民幣純利納入賬內。由於南通港

The Yangtze Economic Region is our springboard for sustainable growth.

長江經濟圈是我們可持續發展的平台。



of Nantong Port Group ending on 31 December will be recognised by PYI in future years.

When the 8,206-metre Suzhou-Nantong Bridge over the Yangtze River is completed in 2008, there will be a direct link between Nantong and Suzhou leading to the newest convergence of the north side of the Delta with the south. The enhanced traffic network will be a further boost to the already thriving business environment in Nantong in the years to come.

**Hubei Minsheng LPG**

The Group reached a milestone with its acquisition of Minsheng LPG terminal in Wuhan, which is situated at the mid-stream of the Yangtze. The infrastructure and logistics related assets in Wuhan include the largest LPG river terminal and storage tank farm in Central China, as well as a mature logistics network for the household, automotive and industrial sectors. This acquisition was completed in September 2006.

The acquisition consideration of RMB470 million payable by the Group was financed as to RMB300 million by a 7-year term loan, RMB120 million by the issue of 3-year zero coupon convertible bonds of PYI (at a conversion price of HK$4.25/share) and the balance of RMB50 million by internal resources.

This newly acquired LPG distribution business contributed HK$3 million to the Group's operating profit in this year under review. There was an additional HK$4 million contribution to the Group's pre-tax profit due to a discount on acquisition of the LPG distribution business and assets.

Having occupied a market share of about 40% in Wuhan, Minsheng Gas provides the Group with not only a new operating skill base but also access to the oil and gas distribution sector in Central China.

**Paul Y. Enginnering**

Paul Y. Engineering Group Limited is an international engineering services group with 60 years of experience

口集團之年結日較保華早三個月，保華將於來年把南通港口集團截至12月31日止之全年業績納入賬內。

長達8,206米，橫跨長江之蘇州－蘇通大橋於2008年落成啟用後，將在南通及蘇州之間開通直接通道，將長三角以北進一步與南部整合。交通網絡的增強，將會令南通興旺的營商環境更上層樓。

**湖北民生石油液化氣**

收購位於長江中游的武漢民生石油氣碼頭，以及基建及物流相關資產，包括華中最大型液化石油氣河道碼頭及儲存庫，家庭用品、汽車及工業各界別之成熟物流網絡，乃本集團另一里程碑。該收購事項已於2006年9月完成。

集團應付收購代價為4.7億人民幣，其中3億人民幣以七年期貸款方式籌集，而1.2億人民幣則以發行三年期零票息保華可換股票據（換股價為每股4.25港元）之方式支付，其餘5,000萬人民幣以內部資金支付。

集團年內有300萬港元之經營溢利來自此新收購之液化石油氣分銷業務，400萬港元之除税前溢利乃來自收購液化石油氣分銷業務及資產之負商譽。

憑藉在武漢約40%的市場佔有率，民生石油不單為本集團提供全新營運技術之基礎，並有助集團在華中之石油與天然氣分銷行業穩佔一席位。

**保華建業**

保華建業集團有限公司為國際性工程服務集團，在建造業有逾六十年經驗，具備一流專業人才之聲譽。集團正善用於項目及設施管理之經驗，擴大其以費用為

in the construction industry and a reputation for expertise and professionalism. The Group is expanding into fee-based income streams by leveraging its experience in project and facilities management-building business and shareholder value through integrated engineering solutions from inception, implementation to delivery for infrastructural and property development.

Paul Y. Engineering performed well last year with net profit of HK$113 million, representing a growth of 12% on a revenue of HK$4,359 million. A gain of HK$72 million was derived from the revaluation of its 25% investment in Paul Y. Centre. Balance sheet was very strong with a net cash position of HK$172 million. Operating cash flow was at a satisfactory level when compared with its EBITDA of HK$124 million. A final dividend of HK5.5 cents/share was declared, which represents a pay-out ratio of 47% for the year. Order book stood at HK$12,078 million, with value of remaining contract amounting to over HK$6,872 million, as at the financial year end. Subsequent to that, an additional HK$500 million value of new contracts were secured.

**Treasury investment**

Our treasury investment business performed well and contributed some HK$174 million towards operating profit this year. As at the year end, total value of the Group's portfolio of marketable security amounted to about HK$156 million, equivalent to about 2% of the Group's total assets. Portfolio of high-yield loans receivable amounted to some HK$469 million, equivalent to 6% of total assets of the Group. As the Group redeploys more financial resources to finance our investments in the Yangtze region, its investment portfolio and hence treasury operations will decrease in due course.

**Property development and investment**

Property investment contributed HK$14 million to our operating profit for this year. As mentioned above, a gain of HK$72 million was achieved through the contribution of an associate of Paul Y. Engineering following a revaluation of its 25% investment in Paul Y. Centre. M. Bux Tower was sold in December 2006 at HK$98 million. Subsequent to the financial year end, Paul Y. Engineering sold its entire investment in Paul Y. Centre. These disposals marked the completion of the Group's exit from the Hong Kong property market. All future property activities of the Group will be carried out in association with its ports facilities in the Yangtze region.

基準之收入流量－透過綜合全面的服務，從物業之立案，實施到交付，一應俱全，建立業務及股東價值。

保華建業於去年表現不俗，錄得營業額43.59億港元純利則上升12%至1.13億港元。重估保華企業中心之25%投資產生7,200萬港元盈利。該集團資產負債狀況穩健，淨現金達1.72億港元。與為數1.24億港元之未計利息折舊攤銷及税前溢利比較，經營現金流處於滿意水平。已宣派發每股5.5港仙末期股息，年度派息率達47%。於財政年度完結時，所持有的合約價值達120.78億港元，而尚未完工合約總值68.72億港元。於年結日後，保華建業集團再獲得約值5億港元的新工程合約。

**庫務投資**

本年度內，約1.74億港元之經營溢利來自庫務投資業務。於年結日，本集團之投資證券總值約達1.56億港元，相當於本集團總資產2%；應收高息貸款組合約達4.69億港元，相當於本集團總資產約6%。由於本集團將較多資源重新調配至於長江流域之投資，投資組合以至庫務業務將在可行範圍內減少。

**物業發展及投資**

本年度內，約1,400萬港元之經營溢利來自物業投資業務。誠如上文所述，保華企業中心之25%投資獲重估後，為保華建業之聯營公司帶來7,200萬港元盈利。百德中心於2006年12月以9,800萬港元出售。財政年度終結後，保華建業出售於保華企業中心之所有投資。出售事項標誌著本集團完成撤出香港物業市場，集團未來僅會從事與長江流域港口設施有關的房地產活動。

**Divestment of China Strategic**

During the year, the Group completed disposal of about 15.32% interest in China Strategic Holdings Limited at a cash consideration of HK$26 million, with the remaining 62 million shares held in its investment portfolio.

**Special dividend**

With the completion of the Group's divestment in China Strategic, we declared an in-specie special dividend equivalent to HK22.2 cents/share or a total of about HK$326 million to our shareholders.

## Major subsequent events

**Issuance of convertible notes**

In April and June, 2007, pursuant to the acquisition of the Minsheng business and assets, PYI issued a total of HK$121.52 million of convertible notes to the vendor in partial satisfaction of the consideration payable. These 3-year zero coupon notes are convertible into shares of PYI at HK$4.25/share. Redemption amount will be 114.167% of par value at maturity.

**Disposal of 25% interest in Paul Y. Centre**

In March 2007, a 25% owned associate of Paul Y. Engineering entered into a conditional agreement for the disposal of Paul Y. Centre located at 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong at a consideration of HK$1,150 million. The disposal was completed in June 2007.

**出售中策**

於本年度，本集團完成以現金代價2,600萬港元出售中策15.32%權益，其餘6,200萬股中策合併股份則列入投資組合內。

**特別股息**

完成出售中策後，集團以分派實物價值形式，向股東宣派特別股息，相當於每股22.2港仙或合共約3.26億港元。

## 年結日後主要事項

**發行可換股票據**

於2007年4月及6月，因收購民生之業務及資產，保華向賣方發行合共121,520,000港元可換股票據，支付部份代價。上述三年期零票息票據可按每股保華股份4.25港元換股，票據到期日應付之贖回價為面值之114.167%。

**出售保華企業中心25%權益**

於2007年3月，保華建業擁有25%之聯營公司訂立有條件協議，以11.5億港元代價出售位於香港九龍觀塘鴻圖道51號保華企業中心。出售事項已於2007年6月完成。



**Syndicated loan for Yangkou Port**

In July 2007, the Group, through its 75% owned subsidiary Jiangsu Yangkou Port Development and Investment Co., Ltd., entered into a 7-year project loan facility agreement for RMB960 million with a syndicate of eight domestic banks in Nanjing. This syndicated loan, bearing the current Renminbi long-term loan benchmark interest rate as announced by the People's Bank of China, will be used to fund construction of the 13 km Yellow Sea Crossing and the 1.4 sq km man-made island at Yangkou Port.

## Outlook

China's track record of strong economic growth looks set to remain steady for the coming financial year ending 31 March 2008. This organic growth, coupled with increasing levels of international trade, has spiked demand for essential raw materials, construction materials and energy resources.

PYI's business in bulk cargo and ports infrastructure is directly benefited from this booming demand as China increases its appetite for the resources necessary to support its continued growth.

Three years of our greenfield development efforts at Yangkou Port have paid off. PetroChina's proposed LNG facility at Yangkou Port confirms our faith in the site for the sustainable development of our port-related business. Spearheading our network, the success of the Yangkou Port project will increase our competitive edge in securing future prospects along the Yangtze region. Extracting value from land and property development will be our main focus in Yangkou Port.

洋口港之銀團貸款

於2007年7月，透過其擁有75%權益之洋口港投資開發有限公司與八間內地銀行簽訂一項9.6億人民幣，為期七年之項目貸款協議，以中國人民銀行公布的同期人民幣長期貸款基準利率，用作建設洋口港長達13公里的陸島通道—黃海大橋和面積1.4平方公里的人工島基礎設施。

## 展望

預期中國之強勁增長勢頭應可望下一個財政年度內繼續保持。此自然增長加上國際貿易日趨頻繁，導致基本原材料、建築材料與能源需求鋭增，保華的大宗散貨港口基建業務亦將直接受惠。

三年來我們在開發洋口港所付出的努力已見成果,中石油落戶洋口港，設立液化天然氣設施，乃對我們堅持發展港口相關業務信念之認同。在集團網絡帶領下，洋口港項目之成功將提升集團長江流域發展之競爭優勢。體現土地及物業發展之價值，將會是集團未來於洋口港之重點。

An integrated port and logistics network is vital to economic growth of the Yangtze region.

一個在長江黃金水道形成
規模效應的港口物流網絡，能夠極大的影響區域經濟發展。



In addition to the flagship development at Yangkou Port, PYI is leveraging its operations at Nantong Port and Minsheng Gas for maximum synergies, cross-business opportunities and economies of scale. To these elements, PYI adds our own touch of management expertise, corporate culture, and international perspective to stay ahead of competition. Based on a solid footing on the Yangtze region, we are now set to enlarge our critical mass.

The Group is fully committed to deploying its professional capabilities and operational resources to transform China's ports and logistics sector, and to achieve our vision of becoming the major bulk cargo port investor and operator in the Yangtze River region.

In closing, I would like to express my profound appreciation to our Chairman for his great leadership, to our board members for their valuable guidance, to our business partners and shareholders for their patience and generous support, and to our colleagues in Hong Kong and the Mainland for their loyalty, dedication and contributions to the success of PYI.

Yours faithfully,

**Tom Lau**
*Managing Director*

Hong Kong, 20 July 2007

除發展洋口港之旗艦項目外，保華亦借助南通港口集團與民生石油之業務，充分發揮協同效應、互惠商機以及規模經濟之效。此外，透過發揮卓爾不凡的管理理念和能力、良好的企業文化以及高遠的國際視野，集團在行業改進及市場變革的過程中保持優勢。保華已在長江流域建立了穩固的基礎，我們將進一步做大做強。

本集團將全力調配其專業技能與營運資源，務求開拓中國港口與物流業的未來，並實現本集團成為長江流域主要大宗散貨港口投資及營運商的宏願。

最後，本人謹此衷心感謝主席之英明領導、董事局全人之寶貴指導、商業夥伴及股東之耐心及全力支持，以及香港及內地同事之忠誠、全力以赴及對保華成功之貢獻。

*董事總經理*
**劉高原**
謹啟

香港，2007年7月20日





## Review of Financial Performance and Position

For the year ended 31 March 2007, the Group recorded a consolidated turnover of about HK$4,782 million (2006: HK$3,540 million), representing an increase of about 35% when compared with that of last corresponding year. The increase was mainly attributable to the increase in the Group's business in management contracting.

## Profit

Profit before taxation of about HK$327 million was achieved as compared with about HK$367 million for last year. The Group's profit before taxation was composed of:

(i) net gain of about HK$59 million in management contracting, project management and facilities management businesses (2006: HK$138 million);
(ii) net gain of about HK$3 million in LPG distribution (2006: Nil);
(iii) net gain of about HK$174 million in treasury investment (2006: HK$80 million);
(iv) net gain of about HK$14 million in property investment (2006: HK$12 million);
(v) interest income and other income of about HK$42 million (2006: HK$108 million);
(vi) discount on acquisition of LPG business of about HK$4 million (2006: Nil);
(vii) gain on disposal of interest in an associate of about HK$5 million (2006: Nil);
(viii) net gain of about HK$223 million from associates and jointly controlled entities (2006: HK$10 million) ;
(ix) development costs of about HK$14 million in port and infrastructure development and logistics business (2006: Nil);
(x) net corporate and other expenses of about HK$159 million (2006: HK$128 million), of which HK$23 million (2006: HK$3 million) was attributed to share-based payment expense for share options granted to directors and employees. Higher corporate costs were employed to support the business expansion and the growing turnover during the year; and
(xi) finance costs of about HK$24 million (2006: HK$17 million).

## 財務表現及狀況回顧

截至2007年3月31日止年度，本集團錄得綜合營業額約47.82億港元（2006：35.4億港元），與去年同期數字比較上升約35%，此升幅主要由於本集團承建管理業務之收益增加所致。

## 溢利

本集團之除税前溢利約達3.27億港元，去年則為3.67億港元。本集團之除税前溢利包括：

(i) 承建管理、項目管理及設施管理業務之收益淨額約5,900萬港元 (2006：1.38億港元)；
(ii) 液化石油氣分銷收益淨額約300萬港元 (2006：無)；
(iii) 庫務投資之收益淨額約1.74億港元 (2006：8,000萬港元)；
(iv) 物業投資之收益淨額約1,400萬港元 (2006：1,200萬港元)；
(v) 利息收入及其他收入約4,200萬港元 (2006：1.08億港元)；
(vi) 收購液化石油氣業務之負商譽約400萬港元 (2006：無)；
(vii) 出售聯營公司權益之收益約500萬港元 (2006：無)；
(viii) 攤佔聯營公司及共同控制機構所得淨額約2.23億港元 (2006：1,000萬港元)；
(ix) 港口及基建發展與物流業務之發展成本約1,400萬港元 (2006：無)；
(x) 公司及其他開支之淨額約1.59億港元 (2006：1.28億港元)，其中2,300萬港元 (2006：300萬港元) 來自以股份支付款項（授予董事及僱員購股權）之開支。公司成本上升乃因業務擴充及年內營業額增長所致；及
(xi) 融資成本約2,400萬港元 (2006：1,700萬港元)。

The amount of profit before taxation in last year included increase in fair value of derivative financial instruments of about HK$18 million, increase in fair value of investment properties of about HK$85 million and gain on disposal of subsidiaries of about HK$61 million. None of these items occurred in the current year.

Net profit for the year attributable to the shareholders of PYI was about HK$346 million (2006: HK$279 million) and basic earnings per share was HK23.6 cents (2006: HK20.4 cents). Such improvement was mainly due to deferred tax credit of HK$63 million arising from a reduction of the PRC enterprise income tax rate from 33% to 25% as promulgated in March 2007.

## Financial Position

When compared with the Group's financial position as at last year end, total assets increased by 27% to about HK$7,621 million (2006: HK$5,982 million) and net current assets decreased by 36% to about HK$824 million (2006: HK$1,284 million). These changes were mainly attributed to the Group's further capital injection into developing projects relating to its port and infrastructure development and logistics business, as well as its fund contribution to the acquisition of LPG distribution business which started to operate during the current year. Consequently, current assets decreased from 1.7 times to 1.3 times of current liabilities. After accounting for the net profit of about HK$346 million net of dividends paid/declared of about HK$370 million, equity attributable to shareholders of PYI increased by 8% to about HK$2,772 million (2006: HK$2,571 million), representing HK$1.86 per share as at 31 March 2007 (2006: HK$1.86 per share).

Net cash inflow from operating activities was about HK$375 million, and net cash outflow in respect of investing and financing activities was about HK$333 million, resulting in a net increase in available cash and cash equivalents of about HK$42 million for the year.

Total shareholder return for the year ended 31 March 2007, representing the increase in share price of PYI during the year plus dividends paid during the year, is about 38% (2006: 37%).

去年除税前溢利款項包括衍生金融工具公平值約1,800萬港元、投資物業公平值增加約8,500萬港元及出售附屬公司之收益約6,100萬港元，本年度並無有關款項。

保華股東應佔年內溢利淨額約為3.46億港元 (2006：2.79億港元)，每股基本盈利為23.6港仙 (2006：20.4港仙)。此改進主要因為2007年3月所頒布中國企業所得税率由33%降至25%，而產生6,300萬港元之遞延税項抵免。

## 財政狀況

與本集團於去年底之財政狀況相比，本集團之總資產上升27%至約76.21億港元 (2006：59.82億港元)，而流動資產淨值則減少36%至約8.24億港元(2006：12.84億港元)，主要原因是本集團對港口及基建發展與物流業務有關之發展中項目進一步注資及收購年內開始營運之液化石油氣分銷業務之支出。因此，流動資產由相當於流動負債之1.7倍減少至約1.3倍。計及溢利淨額約3.46億港元(扣除已派付／宣派之股息約3.7億港元)後，保華股東應佔之權益上升約8%至約27.72億港元(2006：25.71億港元)，折合於2007年3月31日每股1.86港元(2006：每股1.86港元)。

經營業務之現金流入淨額約為3.75億港元，而投資及融資活動之現金流出淨額則約為3.33億港元，導致年內現金及現金等值項目淨額上升約4,200萬港元。

於截至2007年3月31日止年度之股東總回報（即保華股價於年內之增長加年內派付之股息）約為38% (2006：37%)。

## Liquidity and Capital Resources

The Group continues to adopt a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities are maintained to meet its working capital requirements and committed capital expenditures. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to seven years. In an effort to minimize the adverse impact of exchange rate and interest rate fluctuations on the Group's earnings, assets and liabilities, the Group continues to manage the fluctuation exposures on specific transactions.

As at 31 March 2007, the Group's total borrowings amounted to about HK$1,024 million (2006: HK$688 million) with HK$597 million (2006: HK$523 million) repayable within one year and HK$427 million (2006: HK$165 million) repayable after one year. Out of the Group's total borrowings of about HK$1,024 million as at 31 March 2007, about HK$226 million was non-recourse to the Group (excluding Paul Y. Engineering Group Limited and its subsidiaries).

As at 31 March 2007, HK$262 million (2006: HK$404 million) of the Group's borrowings bore interest at floating rates and were denominated in Hong Kong dollars, HK$600 million (2006: HK$142 million) bore interest at floating rates and were denominated in Renminbi, and HK$162 million (2006: HK$142 million) bore interest at a fixed rate and were denominated in Renminbi. The Group's gearing ratio was 0.37 (2006: 0.27), which is calculated based on the total borrowings of HK$1,024 million (2006: HK$688 million) and the Group's shareholders' fund of HK$2,772 million (2006: HK$2,571 million).

Cash balances as at 31 March 2007 amounted to about HK$779 million (2006: HK$785 million), of which about HK$43 million (2006: HK$119 million) has been pledged to banks to secure general credit facilities granted to the Group. As at the year end, the Group has a net debt position (being cash balances net of bank borrowings) of HK$185 million (2006: net cash of HK$313 million).

During the current year, PYI issued and allotted 68,500,000 ordinary shares as consideration for acquiring a further 7.4% indirect interest in the Yangkou Port project.

## 流動資金及資本來源

本集團繼續就其整體業務營運，採納審慎之資金及財務政策，設有多項信貸作為其所需之營運資金及資本開支承擔的支持。本集團之貸款按市場息率計息，還款期為一至七年。為盡量減低匯率及利率波動對本集團盈利、資產及負債之不利影響，本集團持續管理特定交易之市場波動風險。

於2007年3月31日，本集團借款共達約10.24億港元(2006：6.88億港元)，其中5.97億港元(2006：5.23億港元) 須於一年內償還，另4.27億港元(2006：1.65億港元)須於一年後償還。本集團於2007年3月31日約10.24億港元之總借貸中，約2.26億港元對本集團 (不包括保華建業集團有限公司及其附屬公司) 並無追索權。

於2007年3月31日，本集團借款中有2.62億港元(2006：4.04億港元) 按浮動息率計息並以港元為單位。本集團借款中有6億港元 (2006：1.42億港元) 按浮動利率計息並以人民幣為單位，另有1.62億港元(2006年：1.42億港元) 按固定利率計息並以人民幣為單位。本集團之資本負債比率為0.37 (2006：0.27)，該項比率乃根據本集團10.24億港元 (2006：6.88億港元) 之總借款及27.72億港元 (2006：25.71億港元) 之股東資金計算。

於2007年3月31日之現金結餘約為7.79億港元 (2006：7.85億港元)，當中約4,300萬港元 (2006：1.19億港元) 已抵押予銀行以取得本集團所獲給予之一般信貸融資。於年末，本集團處於淨負債狀況 (即扣除銀行借貸後之現金結餘) 1.85億港元 (2006：淨現金3.13億港元)。

於本年度，保華發行及配發6,850萬股普通股，作為進一步收購洋口港項目7.4%間接權益的代價。

In addition, the Group contracted to pay for the consideration of acquiring the LPG assets and business in Wuhan, as to RMB350 million in cash and RMB120 million by way of convertible notes, which were issued subsequent to the year end. The Group also obtained a 7-year bank term loan in principal amount of RMB300 million as the primary facility to finance this acquisition. As at 31 March 2007, the Group utilised the said bank term loan in an aggregate amount of RMB262 million.

此外，本集團已訂約支付收購於武漢液化石油氣相關資產及業務之代價，其中3.5億人民幣以現金支付，而1.2億人民幣則以可換股票據方式支付，並已於年結日後發出。本集團亦已獲取一筆本金額3億人民幣之7年期銀行有期貸款，作為支持該宗收購之主要信貸融資。於2007年3月31日，本集團已取用銀行有期貸款合共2.62億人民幣。

## Contingent Liabilities

As at 31 March 2007, the Group has contingent liabilities in respect of guarantee given to a bank for banking facilities to an associate of about HK$9 million (2006: HK$9 million), which was non-recourse to the Group (excluding Paul Y. Engineering Group Limited and its subsidiaries).

## 或然負債

於2007年3月31日，本集團就聯營公司獲授之銀行信貸給予銀行之擔保，有約900萬港元 (2006：900萬港元) 之或然負債，其對本集團 (不包括保華建業集團有限公司及其附屬公司 ) 並無追索權。

## Pledge of Assets

As at 31 March 2007, certain property, plant and equipment, land and sea use rights and bank deposits of the Group with an aggregate value of about HK$644 million (2006: HK$197 million) and benefits under certain construction contracts have been pledged to banks and financial institutions to secure general credit facilities granted to the Group. As at 31 March 2007, about HK$53 million (2006: HK$76 million) of these pledged assets used to secure credit facilities which were non-recourse to the Group (excluding Paul Y. Engineering Group Limited and its subsidiaries).

## 資產抵押

於2007年3月31日，本集團總值約6.44億港元 (2006：1.97億港元) 之若干物業、機械及設備、土地及海域使用權及銀行存款，以及於若干建築合約之利益，已抵押予銀行及財務機構，以取得對本集團所給予之一般信貸融資。於2007年3月31日，約5,300萬港元 (2006：7,600萬港元)的已抵押資產已作為對本集團 (不包括保華建業集團有限公司及其附屬公司) 並無追索權之信貸融資的抵押品。

## Commitments

As at 31 March 2007, the Group has expenditure contracted for but not provided for in the consolidated financial statements in respect of acquisition of certain property, plant and equipment, project under development and properties under development in the amount of about HK$1,520 million (2006: HK$92 million).

## 承擔

於2007年3月31日，本集團就收購若干物業、機械及設備、發展中項目及發展中物業有約15.2億港元 (2006：9,200萬港元) 之已簽訂但並未於綜合財務報表撥備之開支。

# A New Seaport in Eastern China 位於華東新的海港





## Yangkou Port 洋口港

Starting from scratch, the Yangkou Port project evidences PYI 's determination and efforts

洋口港的建設從零開始至今已具備深水良港的雛型，見證了保華集團的努力和決心



# Yangkou Port 洋口港

## Golden gateway to promising future

Groundwork for making Yangkou Port the future trans-shipment hub in the Yangtze region has made significant headway.

## 毗鄰黃金水道的深水海港

洋口港的基礎建設現正進行得如火如荼，蓄勢待發成為區內中轉樞紐港。

Yangkou Port is a natural harbour in Eastern China, which is ideally situated to become a major trans-shipment hub for dry and liquid bulk cargo catering to the Yangtze River region.

PYI owns and operates Yangkou Port, which covers a 42 sq km development land bank, a man-made island linked by the 13km Yellow Sea Crossing and nine berths in the deep draft zone.

The development forms an integral part of the Jiangsu transport development plans. First phase of the development comprising an initial land bank of 10 sq km, the Yellow Sea Crossing and a general cargo berth is scheduled to be completed before the end of 2008. The master planning of the harbour-front industrial and logistics park caters to the petrochemical industry.

In December 2006, the Group secured the commitment of PetroChina to develop an LNG import facility on the man-made island at Yangkou Port. Part of the 1.4 sq km Sun Island will be turned over to PetroChina before the end of 2007.

Local authorities have been supportive to the Yangkou Port development. Ambitious plans are mapped out to build a comprehensive road-rail-water transport network to support the project. The Yangkou Port development has also attracted an increasing number of domestic and multinational corporations to explore development opportunities in the bulk cargo berths as well as the industrial and logistics park. Land sale is scheduled to commence in the fourth quarter of 2006 according to our plan.

洋口港乃一中國東部天然港口，地理位置優越，可成為中國主要的貨物中轉基地，以迎合長江流域大宗乾濕散貨量迅速增長之需求。

保華擁有並經營洋口港，項目包括一個42平方公里的土地儲備，一座由長達13公里的黃海大橋連接之人工島，以及位於深水地帶的九個泊位。

該項目的開發是江蘇交通發展計劃中的重要一環。項目一期工程預計於2008年年底完成，包括10平方公里的土地儲備，黃海大橋以及一個通用貨物碼頭。臨港工業物流園的總體規劃迎合了石化產業的發展需求。

2006年12月，本集團獲中石油承諾興建島上液化天然氣進口設施。佔地1.4平方公里太陽島之部分將於2007年底前轉交中石油。

當地政府一直支持洋口港之發展，並已積極制訂計劃，以建設一個包含道路、鐵路及水路的全面性運輸網路，支持該項目的發展。洋口港的開發已成功吸引越來越多的國內及跨國集團，前來尋求參與大宗散貨碼頭以及工業物流園開發之機遇。



Master planning for the land bank in Yangkou Port underway
洋口港土地現正進行整體規劃



Construction of the man-made island progesses well
人工島的建設由零開始至今已漸見雛型



Yellow Sea Crossing-linking the man-made island and industrial and logistics park
連接人工島及工業物流園的黃海大橋



# Major Yangtze Delta Hub Port

# 長三角的主要樞紐港



## Nantong Port Group 南通港

Profitability enhancement of Nantong Port is attributable to a boost in throughput capacity as well as effective cost reduction measures.

南通港吞吐量的提升及推行有效的節省成本措施，帶動盈利上升。


OCEAN CASTLE

# Nantong Port Group 南通港

## Strength and reform raise profitability

With PYI's participation, Nantong Port Group further solidified its leading position through effective corporate reform.

## 既有實力和改革帶動增長

保華為南通港注入國際管理經驗，推動企業變革，進一步鞏固其作為區內樞紐港的地位。

Nantong Port is a major trans-shipment hub port on the Yangtze River for dry bulk cargo. The newly commissioned iron ore berth renders the highest throughput capacity on the Yangtze.

Being the first major bulk cargo port along the Yangtze River Delta, Nantong Port houses the second largest distribution centre for bulk cargo down-stream. It is also the largest hub port for iron ore trans-shipment.

Nantong Port Group is the core port enterprise at Nantong Port, accounting for nearly 50% of its total throughput. The main cargoes handled by Nantong Port Group are iron ore, minerals, cement, steel, coal, fertilizers, grains and edible oil.

Nantong Port Group owns a total of 5 major terminals namely, Tongzhou Port, Jianghai Port, Yaogang Port, Langshan Port, Langshan Port Phase 3. They together operate 26 productive berths in total, including 2 berths for vessels of 100,000 tonnage, 6 berths for vessels of 50,000 tonnage and 10 berths for vessels of 10,000 tonnage.

Nantong Port Group recorded another year of solid growth in 2006 with cargo throughput increasing 10% year-on-year to approximately 44 million tonnes. With the new Langshan Port Phase 3 iron ore terminal, total capacity with be increased by additional 13 million tonnes. Langshan Port Phase 3 is currently the largest and most modern iron ore terminal on the Yangtze. With a view to strengthening its operational capabilities, Nantong Port Group has also taken the initiatives to upgrade its management and operational systems.

南通港口集團為長江流域主要大宗乾散貨中轉基地。新投入服務的鐵礦石泊位裝卸能力於長江位居榜首。

南通港是海輪進入長江的第一個主要大宗散貨港口，亦是下游第二大之大宗散貨集散中心，它也是長江上最大之鐵礦石中轉基地。

南通港口集團是南通港之主要港口企業，佔南通港約50%之貨物吞吐量。南通港口集團處理之主要貨物有鐵礦、礦石、水泥、鋼、煤炭、化肥、穀物及食油。

南通港口集團擁有五個主要碼頭：通州港、江海港、姚港港、狼山港及狼山港三期。該五個碼頭合共經營26座已投產泊位，其中包括兩座十萬噸級泊位；六座五萬噸級泊位及十座一萬噸級泊位。

南通港於2006年錄得強勁增長，其吞吐量約為4,400萬噸，較對上一年增長10%。連同新啟用之狼山港三期鐵礦石碼頭，總吞吐量將增加1,300萬噸。狼山港三期為長江上最大型、最先進之鐵礦石碼頭。為了提高其營運能力，南通港口集團已推出多項措施加強管理及營運系統。



Nantong Port is a category-one port in the Yangtze River Delta
南通港是長江三角洲的國家一級開放碼頭



Another year of solid growth recorded for Nantong Port Group
南通港口集團錄得強勁增長



# Growing Energy Sector 需求日增的能源行業



## Minsheng Gas 民生石油

Well-established in Wuhan, Minsheng Gas is poised for further expansion to meet the increasing energy needs in Central China

民生石油正積極佈署向周邊地區擴展，滿足華中地區日益增長的需求


M 民生石油

# Minsheng Gas 民生石油

## Green logistics and distribution

The acquisition of Minsheng Gas terminal enabled PYI to set foot in Central China as well as enter the liquid bulk logistics sector.

## 不斷輸送綠色動力

收購民生石油既可以使保華集團在華中地區設立據點，也可以使保華具備參與液化散貨行業的能力。

With a well-developed logistics distribution network, Minsheng Gas is well-placed to serve the household, industrial and automotive sectors in Central China.

Minsheng Gas is poised to boost its leading position in the infrastructure and logistics facilities for LPG, oil and liquid bulk chemicals market in Central China. It owns and operates the largest LPG terminal and storage facilities, as well as a mature logistics network in the region.

With the opening of domestic wholesale business of oil products to multinational corporations by the end of 2006, Minsheng Gas also plans to expand the existing LPG terminal and storage by adding a petroleum terminal and storage facilities as well as those for chemicals.

Prospects of LPG have been greatly enhanced by the lifting of domestic petroleum price. Conversion from petroleum to LPG as an efficient and clean alternative fuel for automotive consumption becomes highly viable. PYI will focus on expanding the gas station network with a view to increasing consumption and the ultimate capacity on the storage facilities.

憑完善的物流網絡，民生石油享有絕對優勢，為華中之家庭、工業及汽車業界提供服務。

民生石油致力提升其於華中地區的液化石油氣、石油及大宗化工之市場領導地位，它擁有並經營華中地區最大的液化石油氣碼頭和儲庫，以及完善的物流網絡。

液化氣批發市場在2006年底對外資開放後，民生石油亦有意興建一座石油產品碼頭及倉儲設施，以擴大現有的液化石油氣碼頭和儲庫。

內銷石油價格迅速上升，令液化石油氣市場的前景更為樂觀。而汽車以石油氣代替汽油既環保又高效益，實屬理想的選擇。保華將擴展其汽站網絡，從而提高儲庫的容量及產品使用量。



LPG distribution by Minsheng Gas
民生石油配送家用石油氣



Minsheng LPG terminal – the largest of its kind in Central China
民生石油擁有華中地區最大的液化石油氣碼頭



Minsheng Gas fuels for the green
民生石油輸送綠色動力


Paul Y

# International 跨國的建造營運商 Engineering Services Group



## Paul Y. Engineering 保華建業

With experience, expertise and commitment for excellence, Paul Y. Engineering is now an international engineering services group serving Hong Kong, China and the overseas markets

憑藉豐富經驗、專業知識以及追求卓越的理念，保華建業的客戶遍佈世界各地



# Paul Y. Engineering 保華建業

## In pursuit of golden opportunities

Paul Y. Engineering has established a strategic business model and synergy across its three core businesses: management contracting, project management and facilities management, which give it the ability to offer engineering services catering for all market needs.

## 放眼環球商機

保華建業在承建管理、項目管理及設施管理三者之間已形成協同效益，全力服務並滿足市場的各項需要。

Paul Y. Engineering Group Limited (0577.HK) is an international engineering services group with capabilities that cover the complete property life-cycle, from concept to completion and ongoing management. The Group, which is governed by a highly independent board, serves a broad and distinguished client base in Hong Kong, the Mainland, Macau and overseas. It was independently listed on the Hong Kong Stock Exchange in early 2005.

Paul Y. Engineering adds value to its clients through an integrated network of engineering and management solutions. Its services cover management contracting, design and build, project management and facilities management. Its portfolio included a wide spectrum of projects, ranging from commercial and residential properties, public housing and institutional facilities to highways and bridges, railways and tunnels, port works, water and sewage treatment facilities.

The diversity of its expertise has underwritten much of its success, with high levels of client satisfaction resulting in recurring business and many valuable referrals. Riding on its 60 years of track record and a vast pool of multi-disciplined professionals, it is tapping into the business opportunities all around the world, Macau and the Mainland in particular. It is poised to fortify its presence in the construction sector, and to intensify its role in property development and investment in Greater China and overseas markets.

保華建業集團有限公司(0577.HK) 為國際化之工程服務集團，具備強大實力，為客戶提供整個物業建設周期的全套方案。集團由高度獨立的董事局管治，服務各行各業之客戶，業務遍佈香港、澳門、中國內地以至世界各地。保華建業於2005年初於香港聯交所獨立上市。

保華建業透過綜合而完備的工程及管理方案，為客戶增值。其服務範圍涵蓋承建管理、設計及建築、項目及設施管理等，其所承接的項目包括商業及住宅物業、公共房屋、工業設施、高速公路、橋樑、鐵路及隧道、港口項目、水利及排污設施。

多方面的專業能力，是保華建業賴以成功的重要因素；滿意的客戶不但樂於一再與其合作，更向其他公司推薦保華建業，為業務帶來持續增長。憑藉其超過60年的豐富經驗及擁有全面專業知識的團隊，集團正開拓全球各地之商機，特別是發展迅速的澳門及中國內地市場。保華集團會進一步鞏固其在建造業界的地位，並拓展物業發展及投資的業務。



Dedicated professional team meets clients' requirements
專業的團隊以熱誠的態度滿足客戶要求



Shaping unique urban landscape of different cities
建設不同城市的獨特景觀

Building countless skyscrapers
興建為數不少的摩天大廈






**Dr Chow Ming Kuen, Joseph**
周明權博士 *OBE, JP*

**Chairman**
**主席**

Dr Chow Ming Kuen, Joseph *OBE, JP*, aged 66, is the Chairman of the Company. Dr Chow was appointed as an independent non-executive director of the Company in September 2004. He is the Chairman of the Company's Remuneration Committee, Nomination Committee and Compliance Committee, a member of the Company's Audit Committee and Share Repurchase Committee (alternate to Mr Chan Shu Kin), and an independent non-executive director of two subsidiaries of the Company. Dr Chow is a civil and structural engineer by profession. He is the Chairman of the Hong Kong Construction Workers Registration Authority, a member of Chinese People's Political Consultative Conference of Shanghai and an Hon. Senior Superintendent of the Hong Kong Auxiliary Police Force. Dr Chow previously served as President of the Hong Kong Institution of Engineers, Chairman of Hong Kong Engineers' Registration Board, Hong Kong Examinations and Assessment Authority, Pamela Youde Nethersole Eastern Hospital as well as the Hong Kong Country Club. He is currently Chairman of Joseph Chow & Partners Ltd., a firm of independent civil and structural consulting engineers. Dr Chow is also a non-executive director of Wheelock Properties Limited (0049.HK), and an independent non-executive director of Chevalier International Holdings Limited (0025.HK) and Build King Holdings Limited (0240.HK).

周明權博士 *OBE, JP*，66歲，本公司主席。周博士於2004年9月獲委任為本公司獨立非執行董事，他為本公司薪酬委員會、提名委員會及法規委員會主席、本公司審核委員會及股份回購委員會（替任陳樹堅先生）成員以及本公司兩家附屬公司之獨立非執行董事。周博士為專業土木及結構工程師，他現為香港建造業工人註冊管理局主席、中國人民政治協商會議上海委員會之委員及香港輔助警察隊之榮譽高級警司。周博士曾出任香港工程師學會會長、香港工程師註冊局、香港考試及評核局、東區尤德夫人那打素醫院及香港鄉村俱樂部主席。周博士目前為周明權工程顧問有限公司主席（該公司為一家獨立的土木及結構顧問工程師行），亦為會德豐地產有限公司(0049.HK)非執行董事，以及其士國際集團有限公司(0025.HK)及利基控股有限公司(0240.HK)之獨立非執行董事。

**Mr Lau Ko Yuen, Tom**
劉高原先生

**Deputy Chairman and Managing Director**
**副主席兼董事總經理**

Mr Lau Ko Yuen, Tom, aged 56, is the Deputy Chairman and Managing Director of the Company. He is a member of the Company's Remuneration Committee, Nomination Committee and Share Repurchase Committee, and a director of various subsidiaries of the Group. Mr Lau has over 34 years' experience in international corporate management as well as merger and acquisitions. He joined the Group in 1991 and has been responsible for the Group's corporate strategy, development and performance. Mr Lau is also the non-executive Deputy Chairman of Paul Y. Engineering Group Limited (0577.HK) and an independent non-executive director of China National Building Material Company Limited (3323.HK).



From left to right:
由左至右：
Dr Chow Ming Kuen, Joseph
周明權博士
Mr Lau Ko Yuen, Tom
劉高原先生
Dr Chan Kwok Keung, Charles
陳國強博士
Mr Kwok Shiu Keung, Ernest
郭少強先生
Mr Li Chang An
李昌安先生
Mr Leung Po Wing, Bowen Joseph
梁寶榮先生
Mr Chan Shu Kin
陳樹堅先生

劉高原先生，56歲，本公司副主席兼董事總經理，他為本公司薪酬委員會、提名委員會及股份回購委員會成員，以及本集團多家附屬公司之董事。劉先生積逾34年國際企業管理及收購與合併的經驗。他於1991年加入本集團，專責集團的策略、發展以及表現。劉先生亦為保華建業集團有限公司(0577.HK)之非執行副主席，及中國建材股份有限公司(3323.HK)獨立非執行董事。

## Dr Chan Kwok Keung, Charles
## 陳國強博士

**Non-Executive Director**
**非執行董事**

Dr Chan Kwok Keung, Charles, aged 52, is a non-executive director of the Company. He is a member of the Company's Nomination Committee (alternate to Mr Lau Ko Yuen, Tom). Dr Chan holds an Honorary degree of Doctor of Laws and a Bachelor's degree in Civil Engineering and has over 27 years' international corporate management experience in the construction and property sectors as well as in strategic investments. He joined the Group in 1987 and was Chairman of the Company until July 2005. Dr Chan is the Chairman of ITC Corporation Limited (0372.HK) and Hanny Holdings Limited (0275.HK).

陳國強博士，52歲，本公司非執行董事，他為本公司提名委員會成員（替任劉高原先生）。陳博士持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略投資方面，積逾27年的國際企業管理經驗。他於1997年加入本集團，並曾擔任本公司主席，直至2005年7月。陳博士為德祥企業集團有限公司(0372.HK)及錦興集團有限公司(0275.HK)之主席。

## Mr Kwok Shiu Keung, Ernest
## 郭少強先生

**Independent Non-Executive Director**
**獨立非執行董事**

Mr Kwok Shiu Keung, Ernest, aged 71, joined the Company as an independent non-executive director in 1993. He is a member of the Company's Audit Committee, Remuneration Committee, Nomination Committee and Compliance Committee. Mr Kwok is a practising solicitor, a chartered civil engineer and a practicing arbitrator. He was a registered structural engineer and an authorized person (List II) under the Hong Kong Buildings Ordinance for more than 29 years. Mr Kwok is a member of the Institution of Civil Engineers, United Kingdom, a fellow member of the Chartered Institute of Arbitrators, United Kingdom and a fellow member of the Hong Kong Institute of Arbitrators.

郭少強先生，71歲，自1993年起擔任本公司獨立非執行董事，他為本公司審核委員會、薪酬委員會、提名委員會及法規委員會成員。郭先生為執業律師、特許土木工程師及執業仲裁人。他為註冊結構工程師已逾29年，更名列香港建築物條例下之政府認可人士（第二名冊）。郭先生為英國土木工程師學會會員、英國特許仲裁員公會資深會士及香港仲裁員公會資深會士。

**Mr Chan Shu Kin**
**陳樹堅先生**

**Independent Non-Executive Director**
**獨立非執行董事**

Mr Chan Shu Kin, aged 52, was appointed as an independent non-executive director of the Company in September 2004. He is the Chairman of the Company's Audit Committee and Share Repurchase Committee and a member of the Company's Compliance Committee and Remuneration Committee (alternate to Mr Kwok Shiu Keung, Ernest). Mr Chan has over 30 years' experience in auditing, accounting and financial management services. He graduated from The Hong Kong Polytechnic University and is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants as well as an associate member of the Institute of Chartered Accountants in England and Wales. Mr Chan is a partner of Messrs Ting Ho Kwan Chan, Certified Public Accountants. He is also an independent non-executive director of Wing Shing International Holdings Limited (0850.HK).

陳樹堅先生，52歲，於2004年9月獲委任為本公司獨立非執行董事。他為本公司審核委員會及股份回購委員會主席，以及本公司法規委員會及薪酬委員會（替任郭少強先生）成員。陳先生在核數、會計及財務管理服務方面積逾30年經驗。他畢業於香港理工大學，亦為英國特許公認會計師公會及香港會計師公會之資深會員，以及英格蘭及威爾斯特許會計師公會會員。陳先生為丁何關陳會計師行合夥人之一，他亦為永成國際控股有限公司(0850.HK)之獨立非執行董事。

**Mr Leung Po Wing, Bowen Joseph**
**梁寶榮先生** *GBS, JP*

**Independent Non-Executive Director**
**獨立非執行董事**

Mr Leung Po Wing, Bowen Joseph *GBS, JP*, aged 57, was appointed as an independent non-executive director of the Company in August 2006. He is a member of the Company's Audit Committee and Remuneration Committee. Mr Leung previously served the Hong Kong Government for over 32 years until his retirement as the Director of the Office of the Government of the Hong Kong Special Administration Region in Beijing in November 2005. He joined the Administrative Service in June 1973 and rose to the rank of Administrative Officer Staff Grade A1 in June 1996. During his service in the Administrative Service, Mr Leung had served in various policy bureaux and departments, including Deputy Secretary for District Administration (later re-titled as Deputy Secretary for Home Affairs); Deputy Secretary for Planning, Environment and Lands; Private Secretary, Government House; Secretary for Planning, Environment and Lands; and Director of the Beijing Office. Mr Leung has extensive experience in corporate leadership and public administration. During his tenure as the Director of the Beijing Office, he had made commendable efforts in promoting Hong Kong on the Mainland, as well as fostering better understanding, establishing closer links and facilitating exchanges in various spheres between Hong Kong and the Mainland.

梁寶榮先生 *GBS, JP*，57歲，於2006年8月獲委任為本公司獨立非執行董事，並為本公司審核委員會及薪酬委員會成

員。梁先生於2005年11月退休前，為香港特別行政區政府駐北京辦事處（「駐京辦」）主任，服務香港政府逾32年。他於1973年6月加入香港政府政務職系，並於1996年6月晉升為首長級甲一級政務官。在政務職系服務期間，梁先生曾任職多個決策局和部門，曾出任的主要職位包括：副政務司（後改稱民政事務局副秘書長）、副規劃環境地政司、總督府私人秘書、規劃環境地政司以及駐京辦主任。梁先生在機構領導及公共事務方面擁有豐富經驗。於擔任駐京辦主任期間，他致力在內地推廣香港，促進香港與內地的溝通，建立兩地更緊密的聯繫，並推動兩地在各領域的交流。

**Mr Li Chang An**
李昌安先生

**Independend Non-Executive Director**
**獨立非執行董事**

Mr Li Chang An, aged 72, was appointed as an independent non-executive director of the Company in January 2007. Mr Li was the Vice Secretary of Shangdong Provincial Party Committee from 1983 to 1987. He was further appointed as the Governor of Shangdong Province in June 1985. He was the Deputy Secretary-General of the State Council between 1987 and 1993, and was elected an alternate member of the Eleventh CPC Central Committee and a member of the Twelfth CPC Central Committee. Mr Li was the executive vice chairman of China Poly Group Corporation from 1993 to 2001. He was also the chairman of the board of China Orient Telecomm Satellite Company, Limited from 1995 to 2003.

李昌安先生，72歲，於2007年1月獲委任為本公司獨立非執行董事。李先生於1983年至1987年期間出任山東省委副書記，並於1985年6月獲委任為山東省省長。他在1987年至1993年期間出任國務院副秘書長，曾當選為中共11屆中央候補委員及12屆中央委員。李先生於1993年至2001年間擔任中國保利集團公司常務副董事長，並於1995年至2003年間為中國東方通信衛星有限公司董事長。






**Ms Yang Yan**
**楊燕女士**

**Senior Investment Director**
**高級投資總監**

PYI Corporation Limited
保華集團有限公司

Ms Yang Yan, aged 39, joined the Group in 2003. She is responsible for originating and monitoring performance of the Group's investment in Mainland China including the Yangkou Port project, and holds directorship in a number of PYI subsidiaries. Ms Yang has accumulated many years of experience in corporate development and general administration. She holds a Bachelor's degree in Business Administration.

楊燕女士，39歲，於2003年加入本集團，主要負責開拓及監管本集團在中國內地之企業投資發展，包括洋口港項目，並為本集團若干附屬公司之董事。楊女士於企業經營發展、行政管理方面積逾多年經驗，並持有工商管理學士學位。

**Mr Wong Yiu Hung**
**黃耀雄先生**

**Group Financial Controller**
**集團財務總監**

PYI Corporation Limited
保華集團有限公司

Mr Wong Yiu Hung, aged 42, joined the Group in 2004. He is responsible for all financial management and accounting matters of the Group. Mr. Wong the Qualified Accountant of the Company and holds directorship in various PYI subsidiaries. He has over 20 years' experience in auditing, accounting and financial management in both international accounting firms and listed companies. Mr Wong holds a Bachelor's degree in Chinese Law from Peking University. He is a member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Chartered Association of Certified Accountants and a certified public accountant in Hong Kong.

黃耀雄先生，42歲，於2004年加入本集團，負責集團所有之財務管理和會計事務。黃先生為本公司合資格會計師，並出任本集團多家附屬公司之董事。他於國際級會計師事務所及上市公司之核數、會計及財務管理方面積逾20年經驗。黃先生持有北京大學之中國法律學士學位，為香港會計師公會會員、英國特許會計師公會資深會員，亦為香港註冊執業會計師。

**Ms Wong Lai Kin, Elsa**
**黃麗堅女士**

**Group Corporate Counsel and Company Secretary**
**集團律師兼公司秘書**

PYI Corporation Limited
保華集團有限公司

Ms Wong Lai Kin, Elsa, aged 41, joined the Group in 1995. She is responsible for all legal, regulatory and compliance and company secretarial matters of the Group. She holds directorship in various PYI subsidiaries. Ms Wong is a qualified



From left to right:
由左至右：
Ms Yang Yan
楊燕女士
Mr Wong Yiu Hung
黃耀雄先生
Ms Wong Lai Kin, Elsa
黃麗堅女士
Mr Hu Xiao Chun
胡曉純先生
Mr Wei Wen Kui
魏文魁先生
Mr Wang Wei Guo
王偉國先生
Mr Liu Hong Wei
劉宏偉先生

solicitor in Hong Kong, England and Wales. She has over 18 years' experience in the legal profession and had been the corporate counsel and company secretary of several listed companies in the past. Ms Wong holds a Bachelor's and Master's degree in Law from The University of Hong Kong and a Master's degree in Corporate Finance from The Hong Kong Polytechnic University. She is also a CFA charterholder.

黃麗堅女士，41歲，於1995年加入本集團，負責本集團所有法律、遵守法規以及公司秘書之事務，她亦為本集團多家附屬公司之董事。黃女士為香港、英國及威爾斯合資格律師，於法律界積逾18年經驗，她曾出任多家上市公司的公司律師及公司秘書。黃女士持有香港大學之法律學士及碩士學位，以及香港理工大學之企業融資碩士學位，她亦為特許財務分析師資格之持有人。

**Mr Hu Xiao Chun**
**胡曉純先生**

**Investment Director**
**投資總監**

PYI Corporation Limited
保華集團有限公司

Mr Hu Xiao Chun, aged 41, joined the Group in 2005. He is responsible for originating and monitoring performance of the Group's investment in Mainland China. He is a director of Hubei Minsheng LPG Ltd. Mr Hu has accumulated more than 17 years' experience in large-scale infrastructure projects and in privatisation of state-owned enterprises in China. After graduating from China Pharmaceutical University, he worked in multinational corporations for more than 10 years before joining the Group.

胡曉純先生，41歲，於2005年加入本集團，負責組織和監管集團在中國內地之投資業務，亦為湖北民生石油液化氣有限公司之董事。胡先生在中國大型基建項目及國有企業私有化方面積逾17年經驗。他持有中國藥科大學學士學位，加入本集團前曾在跨國公司任職逾十年。

**Mr Wei Wen Kui**
**魏文魁先生**

**Director and General Manager**
**董事兼總經理**

Jiangsu YangKou Port Development and Investment Co., Ltd.
江蘇洋口港投資開發有限公司

Jiangsu Yangtong Investment and Development Co., Ltd.
江蘇洋通開發投資有限公司

Mr Wei Wen Kui, aged 42, joined the Group in 2006. He is responsible for the operations and development of the Yangkou Port subsidiaries, and holds directorship in these project subsidiaries. Mr Wei has extensive experience in the design and development of petrochemical storage facilities, and management of large-scale petroleum and chemicals logistics facilities for national and multi-national corporations in China. In collaboration with the relevant authorities at the national and local levels, he has performed extensive research on China's oil storage and logistics sector, particularly in the regions of Bohai Bay, the Yangtze Delta and the Pearl Delta. Mr Wei holds a Bachelor's degree from the China University of Petroleum, majoring in petroleum and chemical processing.






魏文魁先生，42歲，於2006年加入本集團，負責洋口港項目之附屬公司營運及發展，並出任該等附屬公司之董事。魏先生在設計開發石油化工倉儲項目、管理國有及跨國大型石油與化工物流企業方面擁有豐富經驗，曾會同國家及各級地方有關部門合作對國內石油倉儲和物流領域進行調研，特別以環渤海灣、長江三角洲及珠江三角洲為研究重點。魏先生持有中國石油大學石油化工與機械專業之學士學位。

**Mr Wang Wei Guo**
**王衛國先生**

**Director and General Manager**
**董事兼總經理**

Nantong Port Group Limited
南通港口集團有限公司

Mr Wang Wei Guo, aged 44, joined the Nantong Port Group in 1989. He is responsible for the overall operations and business development of the Nantong Port Group. Mr Wang has extensive experience in the development, management and operation of port business. He worked for the Ministry of Communications from 1982 to 1989. He then held various senior positions at Nantong Port Authority, including the deputy head of its commerce department, the executive officer in charge of its cargo-forwarding centre and the deputy commissioner, and was the General Manager and Chairman of Nantong Port (Group) Co., Ltd. A senior economist, Mr Wang graduated from Nanjing College of Communications and Hehai University. He is also a representative of the Tenth Session of the People's Congress of Jiangsu Province.

王衛國先生，44歲，於1989年加入南通港口集團，負責南通港口集團的整體營運及業務發展。王先生擁有豐富的港口發展經營和管理經驗，他於1982年至1989年在國家交通部任職，曾擔任南通港務局多個高級職務，包括南通港務局商務處副處長、貨運中心主任、南通港務局副局長、南通港口集團有限公司總經理、董事長等職務。王先生為高級經濟師，先後畢業於南京航務工程專科學校及河海大學，現為江蘇省十屆人大代表。

**Mr Liu Hong Wei**
**劉宏偉先生**

**General Manager**
**總經理**

PYI Xingdong Properties (Jiangsu) Limited
保華興東置業（江蘇）有限公司
Jiangsu Wanhua Real Estate Development Co., Ltd.
江蘇萬華房地產開發有限公司

Nantong Century Harbour Country Club Limited
南通世紀海港鄉村休閒俱樂部有限公司

Mr Liu Hong Wei, aged 37, joined the Group in 2006. He is responsible for the overall development and operation of the Group's land and property business in association with port facilities, and is a director of a number of PYI subsidiaries. Mr Liu has more than 15 years of experience in project management as well as real estate project development and management. He graduated from the Beijing Institute of Technology with a Bachelor's degree in Engineering, majoring in Communications Engineering.





From left to right:
由左至右：

Mr Chan Dik Keung, William
陳狄強先生

Mr Zhu Yong Ming
朱永明先生

Mr Liu Dong
劉東先生

Mr Wu Hao
吳昊先生

Ms Tsang Sau Ying
曾秀英女士

Mr Su Zhi Jun
粟志軍先生

Mr Wang Bao Guo
王保國先生

劉宏偉先生，37歲，於2006年加入本集團，主要負責發展及經營集團與港口設施相關的土地及房地產開發業務，他亦為本集團若干附屬公司的董事。劉先生於項目投資及房地產開發與管理方面，積逾15年之經驗。他畢業於北京理工大學，持有工學學士學位，主修通訊工程。

**Mr Chan Dik Keung, William**
**陳狄強先生**

**Finance Manager**
**財務經理**

PYI Corporation Limited
保華集團有限公司

Mr Chan Dik Keung, William, aged 38, joined the Group in 1993. He is responsible for the financial management reporting of the Group. Mr Chan has over 14 years' experience in accounting and financial management in listed companies. He holds a Master's degree in Applied Finance from The University of Melbourne and is a member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Chartered Association of Certified Accountants.

陳狄強先生，38歲，於1993年加入本集團，負責集團之財務及管理報告事務。陳先生於上市公司之會計及財務管理方面積逾14年經驗。他持有墨爾本大學之應用財務碩士學位，為香港會計師公會會員及英國特許會計師公會資深會員。

**Mr Zhu Yong Ming**
**朱永明先生**

**Financial Controller**
**財務總監**

Group Representative Office in Nantong
集團南通辦事處

Nantong Port Group Limited
南通港口集團有限公司

Mr Zhu Yong Ming, aged 36, joined the Group in 2005. He is responsible for monitoring the financial functions of the Group's projects in the PRC and oversees the financial management and accounting matters of the Nantong Port Group. He is a director of a PYI subsidiary in the PRC. Mr Zhu possesses over 12 years' experience in investment and financial management, corporate finance as well as operation management. Prior to joining the Group, he was the financial controller and investment manager of a number of multinational corporations. He holds an MBA degree from Thunderbird Business School in the United States and is a PRC Certified Accountant and a member of International Certified Internal Auditor.

朱永明先生，36歲，於2005年加入本集團，負責監察本集團國內項目的財務運作，並主管南通港口集團之財務管理和會計事務，他亦為本集團一間國內附屬公司的董事。朱先生在投資、財務管理、企業融資及營運管理方面積逾12年經驗，曾在數家跨國機構擔任財務總監及投資經理。他持有美國雷鳥商學院之工商管理碩士學位，為中國會計師及國際註冊內部審計師。

### Mr Liu Dong
劉東先生

**Financial Controller**
**財務總監**

Jiangsu YangKou Port Development and Investment Co., Ltd.
江蘇洋口港投資開發有限公司

Jiangsu YangKou Investment and Development Co., Ltd.
江蘇洋通開發投資有限公司

Mr Liu Dong, aged 35, joined the Group in 2006. He is responsible for the financial management and accounting matters of the Yangkou Port subsidiaries. Mr. Liu has more than 13 years of experience in accounting management. He worked for a national petrochemical group prior to joining the Group, responsible for the financial aspects of a number of petrochemical development projects in both China and overseas. After graduating from Jiangsu University, Mr. Liu obtained his MBA from Peking University in 2002.

劉東先生，35歲，於2006年加入本集團，負責洋口港項目之附屬公司財務管理和會計事務。劉先生於財務管理方面積逾13年經驗。在加入本集團之前，他曾任職於國有石油化工集團，負責國內外多個石化發展項目財務方面的事務。劉先生於江蘇大學畢業之後，於2002年獲得北京大學工商管理碩士學位。

### Mr Wu Hao
吳昊先生

**Financial Controller**
**財務總監**

PYI Xingdong Properties (Jiangsu) Limited
保華興東置業（江蘇）有限公司

Jiangsu Wanhua Real Estate Development Co., Ltd.
江蘇萬華房地產開發有限公司

Nantong Century Harbour Country Club Limited
南通世紀海港鄉村休閒俱樂部有限公司

Mr Wu Hao, aged 32, joined the Group in 2006. He is responsible for the financial management and accounting matters of the Group's real estate subsidiaries. Mr Wu had been the financial controller and manager in several Fortune 500 multinationals' China headquarters. He holds a Bachelor's degree in Management Information System from Shanghai University of Finance and Economics.

吳昊先生，32歲，於2006年加入本集團，負責本集團房地產附屬公司的財務管理及會計事務。吳先生曾為多家財富500強跨國企業中國總部的財務總監及經理，他持有上海財經大學管理資訊系統專業之學士學位。

### Ms Tsang Sau Ying
曾秀英女士

**Financial Controller**
**財務總監**

Hubei Minsheng LPG Co., Ltd.
湖北民生石油液化氣有限公司

Ms Tsang Sau Ying, aged 38, joined the Group in 2006. She is responsible for the financial management and accounting matters of Hubei Minsheng. Ms Tsang possesses over 15 years of experience in auditing, accounting and financial management. She holds a Bachelor's degree in Business Administration from The University of Hong Kong, majoring in accounting and finance. Ms Tsang is a fellow member of the Chartered Association of Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

曾秀英女士，38歲，於2006年加入本集團，負責湖北民生的財務管理和會計事務。曾女士於審計、會計及財務管理方面積逾15年經驗。她持有香港大學之工商管理學士學位，主修會計及財務。曾女士為特許公認會計師公會資深會員，亦為香港會計師公會會員。

## Mr Su Zhi Jun
## 粟志軍先生

**General Manager**
**總經理**

Yangtze Feeder Port Limited
長三角內河港有限公司

Mr Su Zhi Jun, aged 36, joined the Group in 2006. He is responsible for overseeing the Group's investments in feeder ports in the Yangtze River region as well as their operation and management. Mr Su has more than 10 years of investment, operation and management experience in infrastructure projects. He worked for a state-owned shipping and logistics enterprise prior to joining the Group. Mr Su graduated from the Faculty of Navigation, Dalian Maritime University.

粟志軍先生，36歲，於2006年加入本集團，主要負責監督集團在長江流域之內河港碼頭投資項目以及該等項目之經營與管理工作。粟先生在投資、經營及管理基建項目方面積逾10年經驗。在加入本集團前，他曾任職國有船運及物流公司。粟先生畢業於大連海事大學之航海系。

## Mr Wang Bao Guo
## 王保國先生

**Director, Internal Audit of Nantong Region**
**南通地區內部審計總監**

Group Representative Office in Nantang
集團南通辦事處

Mr Wang Bao Guo, aged 56, joined the Group in 2004. He is responsible for monitoring the internal control functions and oversees the internal audit matters of the Group's projects in Nantong. Mr Wang has over 23 years of experience in finance, medicine, investment and financial advisory. He graduated from Shanxi University of Finance and Economics with a Bachelor's degree in Finance.

王保國先生，56歲，於2004年加入本集團，負責監察本集團於國內南通地區的各項目公司的內部控制工作，及主管對該等公司內部審計的工作。王先生在金融、醫藥、投資及財務諮詢方面積逾23年經驗，持有山西財經大學之金融系學士學位。

## Corporate Governance Practices

Corporate governance is a continuous process which calls for dedicated efforts and timely response to evolving changes and developments in regulations and practices. Setting it as a priority, PYI Corporation Limited ("PYI" or the "Company", together with its subsidiaries, the "Group") is committed to developing and upholding a high standard of corporate governance practices and business ethics appropriate to its growth, in the firm belief that they are essential for maintaining and promoting investors' confidence and maximizing shareholders' values.

PYI has applied the principles and complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the year ended 31 March 2007.

Set out below are the corporate governance principles and practices adopted by the Group:

## 企業管治常規

企業管治是一個持續的過程，需要我們不懈的努力並且對相關法規和常規的增補及修改作出及時反應。保華集團有限公司（「保華」或「本公司」，連同其附屬公司，「本集團」）將企業管治放在首位，致力於發展和保持與企業增長同步的高標準企業管治常規和商業道德，我們堅信，企業管治是保持和促進投資者信心以及最大化股東利益的核心。

截至2007年3月31日止年度，保華一直實踐及遵守《香港聯合交易所有限公司（「聯交所」）證券上市規則》（「《上市規則》」）附錄十四中的《企業管治常規守則》（「《守則》」）之原則及所有適用條文。

本集團所採用的企業管治原則和常規載列如下：

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| **Shareholders 股東**<br>Communication 溝通 | | |
| • Maintain on-going and effective communication with shareholders<br>保持與股東持續及有效溝通 | ✔ | ➢ The Board endeavours to maintain transparent communication with all shareholders so as to enable them to make informed decision on matters relating to their investment and the exercise of their rights as shareholders in PYI.<br>董事局為了確保股東可就其投資作出明智的決定，以及行使其作為股東的權利，努力與所有股東維持具透明度的溝通。<br>➢ PYI has established and maintained different communication channels with its shareholders through the publication of annual and interim reports, press announcements as well as news releases to provide extensive information on the Group's activities, business strategies and developments. Such information is also available on PYI's website: www.pyicorp.com.<br>保華透過刊發年度、中期報告、公布以及新聞稿，與股東建立及維持不同之通訊渠道，以提供本集團活動、業務策略和發展的廣泛資訊，而保華公司網站－www.pyicorp.com亦有登載此等資訊。 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| • Use general meetings for communication and encourage shareholders' participation<br>藉股東大會與股東溝通及鼓勵他們的參與 | ✔ | ≫ PYI regards its shareholders' meetings as valuable forum for shareholders to raise comments and exchange views with the Board.<br>保華視其股東大會為股東向董事局提出建議及交換意見的一個寶貴平台。<br>≫ All directors and senior management will make an effort to attend shareholders' meetings and address queries from shareholders.<br>所有的董事和高級管理層皆盡量撥冗出席股東大會，以回應股東的提問。<br>≫ To enhance shareholders' understanding of PYI's business and latest business initiatives, since 2005 an "Address by Managing Director" session has been included in the AGM in addition to standard meeting agenda. This session is led by the Chairman and presented by Managing Director.<br>為加強股東對保華的業務及最新業務計劃有更深認識，自2005 年起，我們在股東週年大會的一般會議議程以外，加入一個由主席主持、並由董事總經理負責講解的「董事總經理報告」環節。 |
| Rights 權利 | | |
| • Procedure for voting by poll<br>以投票方式表決的程序 | ✔ | ≫ Shareholders have the right to participate in and vote at general meetings in accordance with PYI's bye-laws and the applicable laws of Bermuda.<br>股東有權參與股東大會，並按照保華的公司細則及百慕達的適用法律在會上投票。<br>≫ To enhance transparency of meeting procedures, since 2006, voting on resolutions put forward at all PYI's general meetings (including the AGM held on 8 September 2006 ("2006 AGM")) has been conducted by way of poll. All poll results will be published and posted on the website of PYI and of the Stock Exchange.<br>為了加強會議進行方式的透明度，自2006 年起，保華的所有股東大會（包括於2006年9月8日舉行的股東週年大會（「2006年股東週年大會」））的決議案均按投票的方式表決，投票的結果亦已在本公司網站和聯交所網站上刊載。 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| Rights 權利 | | |
| | | ➢ The items resolved at the 2006 AGM are summarized below:<br>在2006年股東週年大會上議決的事項摘錄如下： |

| Items<br>事項 | % of Votes Cast For<br>贊成票數的比率 |
|---|---|
| ✔ Approval of the 2006 audited accounts<br>通過2006年度的經審核賬目 | 100% |
| ✔ Approval of the 2006 final dividend of HK1.5 cents each<br>通過2006年度的每股1.5港仙末期股息 | 100% |
| ✔ Re-election of Dr Chan Kwok Keung, Charles, Mr Kwok Shiu Keung, Ernest and Mr Leung Po Wing, Bowen Joseph as directors (by separate resolutions)<br>重選陳國強博士、郭少強先生、梁寶榮先生為董事（以獨立決議案的方式進行） | 100% |
| ✔ Approval of directors' fees in aggregate amount of not exceeding HK$3,000,000 per annum for all directors<br>通過給予全體董事全年總額不予超過300萬港元的董事袍金 | 100% |
| ✔ Re-appointment of Deloitte Touche Tohmatsu as auditors<br>再度委任德勤•關黃陳方會計師行為核數師 | 100% |
| ✔ Grant of general mandates to directors to issue additional shares and repurchase shares (by separate resolutions)<br>給予董事發行及回購保華股份的一般授權（以獨立決議案的方式進行） | 100% |
| ✔ Refreshing the 10% limit on grant of options under PYI's share option scheme<br>重訂根據保華購股權計劃授出購股權之10%限額 | 100% |
| ✔ Approval of the refreshment of the 10% limit on grant of options under the share option scheme of Paul Y. Engineering Group Limited<br>批准更新根據保華建業集團有限公司購股權計劃授予購股權之10%限額 | 100% |

| Key Principles / Provisions / Practices in the Code 《守則》內之主要原則 / 條文 / 常規 | Met? 是否已符合？ | How PYI Adopted ? 保華如何採用？ |
|---|---|---|
| **Board of Directors 董事局**<br>Role and Responsibilities 角色及職責 | | |
| • Responsibility for leadership and control<br>負有領導及監察責任<br>• Responsibility for directing and supervising affairs<br>負責統管及監督事務 | ✔ | ≫ The Board's primary role is to protect and enhance long-term shareholder value. It assumes the responsibility for providing effective and responsible leadership and control of the Company, and directing and supervising the Company's affairs in pursuit of the Group's strategic objectives.<br>董事局的主要角色是為確保和提升股東之長遠利益。董事局肩負給予有效及負責任的領導及監控本公司之責任，同時帶領及監督本公司之業務朝著集團的策略性目標發展。 |
| • Formalise functions reserved to the board and those delegated to the management<br>規定只限董事會執行的職能和管理層獲授權執行的職能 | ✔ | ≫ The Board, led by the Chairman, approves and monitors group-wide strategies and policies, evaluates the performance of the Group and supervises the management.<br>董事局在主席的領導下，批准和監管整個集團的策略和政策、評估集團的表現，以及監察管理層工作。<br>≫ The Board oversees specific areas affecting the interests of all shareholders including financial reporting and control, equity fund raising, recommendation/declaration of dividend or other distributions, notifiable transactions under the Listing Rules and capital reorganisation or other significant changes in the capital structure of the Group.<br>董事局監察影響所有股東權益的具體事項，包括財務申報和監控、資本籌措、股息或其他分派的建議或宣派、《上市規則》所述的須予公布交易，以及資本重組或集團資本結構的其他重大改變。<br>≫ The management, on the other hand, is responsible for the management and administrative functions and the day-to-day operations of the Group under the leadership of the Managing Director.<br>另一方面，管理層在董事總經理領導下，肩負管理和行政職能的責任，以及履行本集團日常營運的職責。 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| **Composition 組成** | | |
| • Strong independent element<br>有強大的獨立元素<br>• Independent non-executive directors representing at least one-third of the board<br>獨立非執行董事應佔董事會成員人數至少三分一 | ✔ | ➢ PYI has an independently governed Board consisting of a majority of independent non-executive directors ("INEDs") as follows:<br>保華獨立管治的董事局大部分由獨立非執行董事組成，名單如下： |

| Members of the Board<br>董事局成員 | Position<br>職位 |
|---|---|
| Dr Chow Ming Kuen, Joseph<br>周明權博士 | Chairman<br>(Independent Non-Executive Director)<br>主席（獨立非執行董事） |
| Mr Lau Ko Yuen, Tom<br>劉高原先生 | Deputy Chairman and Managing Director<br>副主席兼董事總經理 |
| Dr Chan Kwok Keung, Charles<br>陳國強博士 | Non-Executive Director<br>非執行董事 |
| Mr Kwok Shiu Keung, Ernest<br>郭少強先生 | Independent Non-Executive Director<br>獨立非執行董事 |
| Mr Chan Shu Kin<br>陳樹堅先生 | Independent Non-Executive Director<br>獨立非執行董事 |
| Mr Leung Po Wing, Bowen Joseph<br>梁寶榮先生 | Independent Non-Executive Director<br>獨立非執行董事 |
| Mr Li Chang An<br>李昌安先生 | Independent Non-Executive Director<br>獨立非執行董事 |

➢ Biographical details of the above directors are set out on pages 46 to 49 of this annual report and are also available on PYI's website: www.pyicorp.com.
上述各位董事的簡介詳情載於本年報的第46至49頁，有關資料亦已登載保華網站－www.pyicorp.com。

➢ The majority composition of INEDs (including one who has appropriate professional qualifications, or accounting or related financial management expertise, as required by the Listing Rules) ensures that the Board's actions account for the interests of all shareholders and that all issues are considered in a balanced and objective manner.
由獨立非執行董事（包括一名具備適當的專業資格，或者如同《上市規則》下要求具備適當的會計或相關財務管理專長的董事）作為大多數成員，可確保董事局的行為顧及所有股東的利益，並且可平衡客觀地考慮所有事情。

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| **Key Leadership 主要領導** | | |
| • Clear division of Chairman and CEO<br>主席與行政總裁的清楚分工<br>• Clear establishment of two roles in writing<br>兩者角色以書面清楚界定 | ✔ | ≫ The positions of the Chairman and Managing Director of PYI are distinctly segregated and their roles in PYI are clearly established and set out in writing.<br>保華主席與董事總經理的職位是明確區分，他們在保華的角色亦有清楚界定並以書面列載。 |

| Chairman<br>主席 | Managing Director<br>董事總經理 |
|---|---|
| Dr Chow Ming Kuen, Joseph<br>周明權博士 | Mr Lau Ko Yuen, Tom<br>劉高原先生 |
| ✔ To provide leadership to the Board<br>對董事局起領導作用<br>✔ Responsible for overseeing the functioning of the Board<br>肩負監察董事局行使職責的責任 | ✔ To lead the management<br>領導管理層<br>✔ Formulating operational strategies and policies, as well as managing the Group's day-to-day operations<br>制定營運策略與政策以及管理集團的日常運作 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| **Independence of Directors 董事獨立性** | | |
| • Meet guidelines on independence in rule 3.13<br>符合載於第3.13條的獨立性的指引 | ✔ | ≫ Each INED has confirmed his independence with the Stock Exchange upon his appointment pursuant to the Listing Rules.<br>每名獨立非執行董事獲委任時已向聯交所確認其獨立性。<br>≫ The Nomination Committee made an annual assessment on the independence of all INEDs based on their annual confirmation of independence declared pursuant to rule 3.13 of the Listing Rules, and confirmed that each of these directors was able to meet the guidelines as set out in rule 3.13 of the Listing Rules and continued to be independent.<br>提名委員會已根據所有獨立非執行董事遵照《上市規則》第3.13條所提呈之年度獨立性確認函，對他們的獨立性進行評核，並確認每一名獨立非執行董事符合《上市規則》第3.13條所載有關的指引，他們仍屬獨立人士。<br>≫ Each of the Board members is totally unrelated to each other and with the senior management in every aspect including financial, business, or family.<br>董事局每一名成員彼此之間以及與高級管理人員之間，不論在財務、業務或家庭等各方面均互無關連。 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| Responsibilities of Directors 董事責任 | | |
| • Induction program for new directors<br>為新委任董事提供就任須知計劃 | ✔ | ➢ There were two new directors, namely Mr Leung Po Wing, Bowen Joseph and Mr Li Chang An, appointed to the Board during the year. Each of them had met with other fellow directors and received a comprehensive and tailored induction to ensure full awareness of responsibilities under statute and common law, the Listing Rules and other regulatory requirements and the business and governance policies of the Group.<br>年內，梁寶榮先生及李昌安先生獲委任進入董事局。他們已獲安排與其他董事會面，並獲得一個全面、正式兼特為其而設的就任須知，以確保他們完全知悉其在法規及普通法、《上市規則》及其他監管規定，以及本集團的業務和管治政策下的職責。 |
| • Compliance with Mode Code set out in Appendix 10<br>遵守附錄十的《標準守則》 | ✔ | ➢ PYI has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as its own code for dealing in the securities of PYI by the directors and relevant employees of the Group.<br>保華已經採用《上市規則》附錄十中的《上市公司董事進行證券交易的標準守則》（「《標準守則》」）作為本集團董事和相關僱員在買賣保華證券時所需遵守之守則。<br>➢ According to the specific enquiry made by PYI, all directors of PYI have confirmed their compliance with the required standard set out in the Model Code throughout the year under review.<br>根據保華的具體查詢，全體保華董事均確認在本年度一直有遵守《標準守則》列載之所需標準。 |
| • Update directors with the latest developments in the regulatory environment and the market<br>向董事匯報最新行業監管環境及市場的發展情況 | ✔ | ➢ Important updates are provided to all directors when necessary to ensure that they are fully aware of any changes in the business and regulatory environment in places where the Group conducts its business.<br>在有需要時，所有董事將會獲取重要更新資訊，以確保他們可以充分地知悉本集團業務所在地的商業及管治環境的任何變化。 |
| • Directors' liability insurance arrangement<br>董事責任保險的安排 | ✔ | ➢ The Company maintains appropriate directors' and officers' liability insurance which commensurates with the Group's business operations and assessed exposures.<br>本公司已就集團業務運作及所評估的風險，投保相稱的綜合董事和高級職員責任保險。 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| Appointments and Re-election of Directors 董事委任與重選 | | |
| • Non-executive directors should be appointed for a specific term and subject to re-election<br>非執行董事的委任應有指定任期，並須接受重新選舉 | ✔ | ≫ Non-executive directors are appointed for a specific term of three years and subject to the retirement requirements under PYI's bye-laws.<br>非執行董事之指定任期為三年，並須遵循保華公司細則的退任規定。<br>≫ Dr Chan Kwok Keung, Charles, who retired by rotation at the 2006 AGM in accordance with PYI's bye-laws, was re-elected for a fixed term of approximately three years until the conclusion of the AGM to be held in 2009.<br>陳國強博士依照保華公司細則，在2006年股東週年大會上輪值退任並獲重選，任期約三年，直至2009年股東週年大會結束為止。 |
| • All directors appointed to fill casual vacancies should be subject to election at first general meeting after their appointment<br>所有為填補臨時空缺而被委任的董事應在接受委任後的首次股東大會上接受選舉 | ✔ | ≫ New directors are appointed by the Board following recommendation by the Nomination Committee. They will hold office only until the first general meeting of PYI after their appointment but are eligible for re-election at that meeting.<br>新董事須經提名委員會推薦後，由董事局委任。新任董事的任期僅會直至他們委任後的首次保華股東大會為止，惟他們有資格在該大會上膺選連任。<br>≫ Mr Leung Po Wing, Bowen Joseph, who was appointed by the Board on 1 August 2006, was re-elected by shareholders at the 2006 AGM for a fixed term of approximately three years until the conclusion of the AGM to be held in 2009.<br>梁寶榮先生於2006年8月1日由董事局委任，在2006年股東週年大會上獲股東重選為董事，任期約三年，直至2009年股東週年大會結束為止。 |
| • Every director should be subject to rotation at least once every three years<br>各董事至少每三年須輪值退任一次 | ✔ | ≫ PYI's bye-laws stipulate, inter alia, that every director is subject to retirement by rotation at least once every three years. All retiring Directors, being eligible, may stand for re-election at the general meeting at which they retire.<br>保華公司細則（其中）訂明的每位董事須至少每三年輪席退任一次，所有退任董事均可在其退任的股東大會上膺選連任。<br>≫ In addition to Dr Chan Kwok Keung, Charles, Mr Kwok Shiu Keung, Ernest also retired by rotation at the 2006 AGM in accordance with PYI's bye-laws and was re-elected for a fixed term of approximately three years until the conclusion of the AGM to be held in 2009.<br>除陳國強博士以外，郭少強先生亦依照保華公司細則，在2006年股東週年大會上輪席退任並獲重選，任期約三年，直至2009年股東週年大會結束為止。 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| **Meetings 會議** | | |
| • Regular meetings<br>定期會議 | ✔ | ➢ The Board meets regularly according to meeting schedules of each year normally sent to all members before start of the year.<br>董事局按照一般在新一年開始前給予全體董事的每年例會時間表定期開會。 |
| • Minimum of four times a year<br>每年最少四次 | ✔ | ➢ The Company convened twelve Board meetings during the year ended 31 March 2007, including seven regular board meetings to conduct the following principal activities:<br>✔ Review of operation performance and approval of budget<br>✔ Approval of interim results<br>✔ Approval of final results<br>✔ Review of corporate development strategy<br>✔ Report and presentation of operations and business development strategies from key business units<br>✔ Update on internal control measures<br>✔ Field trip to review the Group's investments in Nantong and Hangzhou<br>截至2007年3月31日止年度，本公司共召開了十二次董事局會議，包括七次定期董事局會議，以進行下列主要活動：<br>✔ 審閱業務表現及審批預算<br>✔ 審核中期業績<br>✔ 審核末期業績<br>✔ 審閱集團發展策略<br>✔ 聽取主要項目公司匯報業務情況及發展策略<br>✔ 更新內部監控措施的資訊<br>✔ 實地考察集團在南通及杭州的投資項目<br>➢ Five additional Board meetings were held to discuss and consider significant transactions, including key acquisitions, connected transaction and distribution of special dividend.<br>額外舉行之五次董事局會議，以商議及考慮各類重大交易，包括主要收購、關連交易及分派特別股息。 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| • Quarterly intervals<br>每季一次 | ✔ |  |


No. of meetings
會議次數
2
1
0
1
2
3
4
Quarter
季度
Regular meetings held
定期舉行之會議
Additional meetings held
額外舉行之會議


| Key Principles / Provisions / Practices in the Code | Met? | How PYI Adopted ? |
|---|---|---|
| • Active participation by majority directors<br>大部分董事積極參與 | ✔ | ➢ The attendance record of each member of the Board is set out below:<br>以下是董事局各成員的出席記錄： |

| Directors<br>董事 | Meetings Attended / Held<br>出席 / 舉行會議次數 |
|---|---|
| Dr Chow Ming Kuen, Joseph<br>周明權博士 | **12**/12 |
| Mr Lau Ko Yuen, Tom<br>劉高原先生 | **12**/12 |
| Dr Chan Kwok Keung, Charles<br>陳國強博士 | **5**/12 |
| Mr Kwok Shiu Keung, Ernest<br>郭少強先生 | **12**/12 |
| Mr Chan Shu Kin<br>陳樹堅先生 | **11**/12 |
| Mr Leung Po Wing, Bowen Joseph ^<br>梁寶榮先生 ^ | **8**/8 |
| Mr Li Chang An+<br>李昌安先生+ | **2**/2 |

^ Mr Leung was appointed INED on 1 August 2006.
梁先生於2006年8月1日獲委任為獨立非執行董事。

\+ Mr Li was appointed INED on 8 January 2007.
李先生於2007年1月8日獲委任為獨立非執行董事。

| Key Principles / Provisions / Practices in the Code | Met? | How PYI Adopted ? |
|---|---|---|
| • Minimum notice of 14 days<br>最少14日通知期 | ✔ | ➢ Directors normally receive at least 14 days' written notice/ reminder prior to regular meetings.<br>董事一般在開會至少14天前收到定期會議的書面通知／提示。<br>➢ For other Board meetings, directors are given as much notice as is reasonable and practicable in the circumstances.<br>至於其他董事局會議，我們將在合理可行的情況下儘快知會董事。 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| • Setting agenda arrangement<br>制定議程安排 | ✔ | ≫ The Company Secretary assists the Chairman in setting the agenda of Board meetings.<br>公司秘書協助主席制定董事局會議議程。<br>≫ Each Board member may submit proposals for inclusion in the agenda for consideration during meetings. Procedures are in place for all directors to have access to the advice and services of the Company Secretary.<br>每位董事局成員可於會議期間提交議案，供董事局在會議議程之內考慮，董事可依適當程序向公司秘書徵詢意見和要求協助。 |
| • Keeping minutes<br>留存會議記錄 | ✔ | ≫ Minutes of Board/committees meetings will be recorded in sufficient details, kept by the Company Secretary and distributed to each director within a reasonable period.<br>董事局/委員會會議記錄由公司秘書作詳細記錄及留存，並在合理的時間內分發給每位董事。 |
| • Supply & access to information<br>資料提供及使用<br>• Seeking advice<br>尋求意見 | ✔ | ≫ All members of the Board are given full and timely access to relevant information and may seek independent professional advice at the Company's expense, if necessary, in accordance with pre-approved procedures.<br>全體董事局成員可全面及時地取得相關資料，且在必要時可按既定程序，尋求獨立專業意見，費用由本公司支付。 |
| • Disclosures of Interests<br>申報利益 | ✔ | ≫ Each director has made disclosure of his interests or potential conflict of interests, if any, in the proposed transactions or issues discussed by the Board at the Board meetings (and abstained from voting on the relevant resolution as appropriate) as well as notified changes in personal particulars to the Company in a timely manner.<br>每名董事均已在董事局會議審議交易或動議時，申報其涉及的任何權益或潛在的利益衝突（亦已在適當情況下對有關決議案放棄表決權），並已適時通知本公司有關個人資料詳情的變動。 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則／條文／常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
| --- | --- | --- |
| Board Committees 董事局轄下委員會 | | |
| • Specific written terms of reference<br>書面的特定職權範圍 | ✔ | ≫ The Board has established five committees to deal with key aspects of the Company's affairs:<br>✔ Audit Committee (established on 11 December 1998)<br>✔ Remuneration Committee (established on 1 April 2005)<br>✔ Nomination Committee (established on 8 November 2005)<br>✔ Compliance Committee (established on 8 November 2005)<br>✔ Share Repurchase Committee (established on 8 November 2005)<br>董事局已成立五個委員會，以處理本公司事務的重要範疇：<br>✔ 審核委員會（成立於1998年12月11日）<br>✔ 薪酬委員會（成立於2005年4月1日）<br>✔ 提名委員會（成立於2005年11月8日）<br>✔ 法規委員會（成立於2005年11月8日）<br>✔ 股份回購委員會（成立於2005年11月8日）<br>≫ The written terms of reference of each Board committee covering its specific role, authority and function are available on PYI's website.<br>保華網站載有涵蓋每個董事局轄下委員會角色、權限及職能的書面職權範圍。 |
| • Provision of board committees with sufficient resources to discharge their duties<br>供給董事局轄下的委員會充足資源以履行其職責 | ✔ | ≫ To discharge its dedicated function, each of the Board committees is provided with sufficient resources, including retention of outside advisers to provide professional advice as required at the cost of PYI.<br>為使每個董事局轄下委員會可履行其專門的職能，保華提供充足資源予各委員會，並在有需要時，斥資外聘顧問提供專業意見。 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| **Remuneration of Directors 董事薪酬**<br>Remuneration Committee 薪酬委員會 | | |
| • Clear authority and duties<br>明確權限及職責 | ✔ | **Role and Function**<br>角色與職能<br>> Review the remuneration policy of the Company<br>評估本公司的薪酬政策<br>> Make recommendations to the Board on the policy and structure for all remuneration of directors and senior management and on the establishment of formal and transparent procedures for developing a policy on such remuneration<br>就所有董事與高級管理層的薪酬政策與結構，及為制定該等酬金政策設置一個正規而具透明度的程式，向董事局作出推薦意見<br>> Determine the specific remuneration packages of all executive directors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment<br>決定所有執行董事和高級管理層的具體薪酬，包括非金錢利益、退休金權利及賠償金額（包括由於喪失或終止其職務或委任所應付的任何補償金）<br>> Make recommendations to the Board of the remuneration of non-executive directors<br>向董事局建議非執行董事的薪酬 |
| • Majority of members of independent non-executive directors<br>大部分成員為獨立非執行董事 | ✔ | **Composition** 組成 — **Meetings Attended / Held** 出席 / 舉行會議次數<br>> **Independent Non-Executive Directors**<br>**獨立非執行董事**<br>Dr Chow Ming Kuen, Joseph (Chairman) 周明權博士（主席） — 5/5<br>Mr Kwok Shiu Keung, Ernest 郭少強先生 — 5/5<br>Mr Leung Po Wing, Bowen Joseph ^ 梁寶榮先生 ^ — 3/3<br>> **Executive Director**<br>**執行董事**<br>Mr Lau Ko Yuen, Tom 劉高原先生 — 5/5<br>^ Mr Leung was appointed member of the Remuneration Committee on 1 August 2006.<br>梁先生於2006年8月1日獲委任為薪酬委員會成員。 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| • Disclosure of information relating to directors' remuneration policy<br>有關董事酬金政策的資料披露 | ✔ | **Remuneration Policy**<br>**薪酬政策**<br>➢ The emoluments of directors are determined with reference to factors including:<br>✔ salaries paid by comparable companies<br>✔ time commitment<br>✔ duties and responsibilities<br>✔ employment conditions elsewhere<br>董事的薪酬乃參考多種因素釐定，包括：<br>✔ 類同公司所支付之薪金水平<br>✔ 所需投入之時間<br>✔ 職務與責任<br>✔ 其他地方之僱傭條件<br>➢ A performance-based element is considered instrumental in aligning the interests of individuals with those of the Group and will be built into top-management compensation.<br>績效基礎的原素在個人利益與集團利益掛鉤上起了相當重要的作用，而這一報酬機制會在最高管理層中施行。<br>➢ PYI has adopted its own reward strategy which forms an integral part of the Group's remuneration policy and the basis of future awards to employees. Key aspects of such reward strategy include:<br>✔ to attract and retain talents, base pay and benefits will be market competitive<br>✔ to support the growth strategy of the Group, short-term and long-term performance-based rewards will be emphasized<br>✔ to align employee interest with shareholders, the performance-based rewards will be equity-based<br>✔ equity-based reward will be considered in the light of an employee's level of responsibility and influence on the Group's performance and share price<br>✔ PYI will effectively deploy the appropriate mix of its existing equity-based reward vehicles, including the share option scheme, share award scheme and share financing plan<br>保華已採納其自訂的獎賞策略，作為集團薪酬政策的組成部份及日後獎賞僱員的基準。此獎勵策略的主要範疇包括：<br>✔ 基本薪酬及福利需具市場競爭性，以吸引及挽留人才<br>✔ 強調短期及長期的績效基礎獎賞，要與集團增長策略一致<br>✔ 績效基礎獎賞將以股份為基礎，將僱員與股東利益互相緊扣<br>✔ 將因應僱員的責任輕重及其對集團業績與股價的影響程度，考慮以股份為基礎的獎賞<br>✔ 保華將適當及有效地調配其現有以股份為基礎的獎賞機制，包括購股權計劃、股份獎勵計劃及股份融資計劃 |

| Key Principles / Provisions / Practices in the Code 《守則》內之主要原則 / 條文 / 常規 | Met? 是否已符合？ | How PYI Adopted ? 保華如何採用？ Summary of Work Performed 工作摘要 |
|---|---|---|
| | | ➢ The Remuneration Committee held five meetings during the period for the following purposes:<br>✔ receive update on PYI incentive schemes<br>✔ approving 2006 salary review for PYI executives and employees (including senior management but excluding the Managing Director)<br>✔ consider the setting up of key performance indicators, in particular, for senior executives, to implement a self-propelled/managed reward system<br>✔ approve and recommend to the Board the reward strategy proposed by PricewaterhouseCoopers as an integral part of the Group's remuneration policy<br>✔ review and approve the remuneration package for the Managing Director<br>✔ confirm and set out the detailed mechanism and basis of calculations for the variable bonus portion and share-based portion comprising the remuneration package of the Managing Director<br>✔ recommend the amount of directors' fees for shareholders' approval at the 2006 AGM<br>✔ recommend the grant of 13,800,000 share options to Deputy Chairman and Managing Director<br>✔ propose the grant of 16,800,000 share options to directors and employees<br>薪酬委員會為了下述目的在本年度召開了五次會議：<br>✔ 省覽保華獎勵計劃的最新情況<br>✔ 批准保華行政人員及僱員（包括高級管理層但不包括董事總經理）的2006年薪酬檢討<br>✔ 考慮制定關鍵績效指標（尤其是高級行政人員的績效指標），以實施自我推動/管理獎勵機制<br>✔ 批准及向董事局推薦羅兵咸永道建議之獎賞策略作為集團獎賞政策的必需部分<br>✔ 審議及批准董事總經理的薪酬計劃<br>✔ 確實並制定組成董事總經理薪酬待遇的可變花紅部分及股份基礎部份之詳細機制及計算基準<br>✔ 建議董事酬金數額，供股東在2006年股東週年大會上批准<br>✔ 建議向副主席兼董事總經理批授13,800,000份購股權<br>✔ 建議批授16,800,000份購股權予董事及僱員 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| **Nomination of Directors 董事提名**<br>Nomination Committee 提名委員會 | | |
| • Clear authority and duties<br>明確權限及職責 | ✔ | **Role and Function**<br>**角色與職能**<br>≫ Lead the process for Board appointments<br>啟動董事局的任命程序<br>≫ Identify and nominate for the approval of the Board candidates for appointment to the Board<br>物色及提名董事候選人供董事局批准委任<br>≫ Assess the independence of INEDs<br>評核獨立非執行董事的獨立性<br>≫ Make recommendations to the Board on relevant matters relating to the appointment or re-appointment of directors and succession planning for directors, in particular the Chairman and the Managing Director<br>向董事局提出與董事委任或重新委任，以及董事（尤其是主席與董事總經理）繼任計劃有關的建議 |
| • Majority of members of independent non-executive directors<br>大部分成員為獨立非執行董事 | ✔ | **Composition 組成** — **Meetings Attended / Held 出席 / 舉行會議次數**<br>≫ **Independent Non-Executive Directors**<br>**獨立非執行董事**<br>Dr Chow Ming Kuen, Joseph (Chairman) 周明權博士（主席） — 2/2<br>Mr Kwok Shiu Keung, Ernest 郭少強先生 — 2/2<br>Mr Chan Shu Kin (Alternate to Mr Kwok Shiu Keung, Ernest) 陳樹堅先生（替任郭少強先生）<br>≫ **Executive Director**<br>**執行董事**<br>Mr Lau Ko Yuen, Tom 劉高原先生 — 2/2<br>≫ **Non-Executive Director**<br>**非執行董事**<br>Dr Chan Kwok Keung, Charles (Alternate to Mr Lau Ko Yuen, Tom) 陳國強先生（替任劉高原先生） |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| • Formal appointment procedure<br>正式委任程序 | ✔ | **Nomination Procedures, Process and Criteria**<br>**提名程序，過程以及準則** |

> The process for the Board appointments in PYI is principally led by the Nomination Committee.
保華董事局任命的機制，主要由提名委員會啟動。


Nomination Committee makes recommendations to the Board regarding any proposed changes
提名委員會就任何擬作變動向董事局提出建議
Nomination Committee identifies individuals suitably qualified to become Board members
提名委員會物色具備合適資格可擔任董事的人
Nomination Committee selects, or makes recommendations to the Board on the selection of persons nominated for directorships
提名委員會向董事局提名及推薦有關人士出任董事
The Board makes formal invitation to person selected for appointment to the Board
董事局向獲挑選人士發出委任董事的正式邀請函

**Summary of Work Performed**
**工作摘要**

> The Nomination Committee held two meetings during the period for the following purposes:

✔ recommend to the Board for the appointment of Mr Leung Po Wing, Bowen Joseph as INED, having assessed his independence

✔ nominate retiring directors for re-election by shareholders at 2006 AGM

✔ review and assess individual INEDs' annual confirmation of independence declared pursuant to Rule 3.13 of the Listing Rules

✔ recommend to the Board for the appointment of Mr Li Chang An as INED, having assessed his independence

提名委員會為了下述目的在本年度召開了兩次會議：

✔ 向董事局推薦委任梁寶榮先生為獨立非執行董事，並對其獨立性作出判斷

✔ 提名退任董事在2006年股東週年大會上膺選連任

✔ 審閱及評核獨立非執行董事按照《上市規則》第3.13條所申報之年度獨立性確認函

✔ 向董事局推薦委任李昌安先生為獨立非執行董事，並對其獨立性作出判斷

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| **Accountability 問責與核數**<br>Audit Committee 審核委員會 | | |
| • Clear authority and duties<br>明確權限及職責 | ✔ | **Role and Function**<br>**角色與職能**<br>➢ Appoint external auditors<br>委任外聘核數師<br>➢ Review the Group's financial information<br>審閱集團財務資料<br>➢ Oversee the Group's reporting system and internal control procedures<br>監管集團申報制度和內部監控程序<br>➢ Review the interim and final results of the Group prior to recommending them to the Board for approval<br>在提交給董事局批准之前審閱中期和年終業績<br>➢ Meet regularly to review financial reporting and internal control matters and to this end has unrestricted access to both the Company's external and internal auditors<br>定期開會審閱財務申報和內部監控事宜，為此目的委員會可無阻地跟本公司外聘及內部核數師取得聯繫 |
| • Majority of members of independent non-executive directors<br>大部分成員為獨立非執行董事 | ✔ | **Composition 組成** — **Meetings Attended / Held 出席 / 舉行會議次數**<br>➢ **Independent Non-Executive Directors**<br>**獨立非執行董事**<br>Mr Chan Shu Kin* (Chairman) 陳樹堅先生*（主席） — 7/7<br>Dr Chow Ming Kuen, Joseph 周明權博士 — 7/7<br>Mr Kwok Shiu Keung, Ernest 郭少強先生 — 7/7<br>Mr Leung Po Wing, Bowen Joseph^ 梁寶榮先生^ — 6/6<br>* Mr Chan is a CPA with extensive experience in auditing, accounting and financial management services.<br>陳先生現為一名執業會計師，在核數、會計及財務管理服務方面積逾豐富經驗。<br>^ Mr Leung Po Wing, Bowen Joseph was appointed member of the Audit Committee on 1 August 2006.<br>梁先生於2006年8月1日獲委任為審核委員會成員。 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？<br><br>Summary of Work Performed<br>工作摘要 |
|---|---|---|
| | | ➢ The Audit Committee reviewed, considered and approved the following matters in seven meetings held during the year:<br>✔ unaudited interim consolidated financial statements and audited annual consolidated financial statements of the Group with a recommendation to the Board for approval<br>✔ the terms of engagement and remuneration of external auditors<br>✔ connected transactions of the Group<br>✔ appointment of independent consultant in connection with the high-level review of the Group's internal control system<br>✔ presentation of COSO Internal Control Framework Diagnostic Review by independent consultant<br>✔ results on risk assessment workshop presented by independent consultant<br>✔ internal control and risk management measures<br>審核委員會在年內所舉行的七次會議中已審閱、考慮、批准以下事項：<br>✔ 集團未經審核的中期綜合財務報表和經審核的年度綜合財務報表，並建議董事局通過<br>✔ 外聘核數師的聘任條款及酬金<br>✔ 集團的關連交易<br>✔ 聘任獨立顧問進行有關集團內部監控系統之高層次審閱<br>✔ 獨立顧問奉呈COSO內控框架診斷性審閱<br>✔ 獨立顧問奉呈風險評估研討會結果<br>✔ 內部監控及風險管理措施 |
| Directors' Responsibility for the Consolidation Financial Statements 董事對綜合財務報表的責任 | | |
| • Directors' responsibility for preparing the accounts<br>董事的編製賬目責任 | ✔ | ➢ The directors acknowledge their responsibility for preparing the consolidated financial statements of the Group and of ensuring that the preparation of the consolidated financial statements of the Group is in accordance with the statutory requirements and applicable standards.<br>董事確認有責任編制本集團綜合財務報表，並確保在編制本集團綜合財務報表時按照法定規則和合適的準則。 |
| • Auditors' reporting responsibility in the auditors' report<br>核數師在核數師報告中的申報責任 | ✔ | ➢ The statement of the Company's auditors concerning their reporting responsibilities on the consolidated financial statements of the Group is set out in the Independent Auditor's Report on pages 104 and 105 of this annual report.<br>核數師就本集團綜合財務報表發表有關其申報責任的聲明，載列於本年報第104及105頁獨立核數師報告中。 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| Internal Control 內部監控 | | |
| • At least annually conduct a review of the effectiveness of the system of internal control covering all material controls, including financial, operational and compliance controls and risk management functions<br>最少每年檢討一次內部監控系統的成效，須涵蓋所有重要的監控措施，包括財務監控、運作監控及合規監控以及風險管理功能 | | ≫ The Group has developed its system of internal control by reference to the definition and framework of the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the United States in 1992.<br>本集團已參考美國內部控制研究委員會於1992年編制之內部監控綜合框架，制定其內部監控系統。<br>≫ The Board acknowledges its responsibilities to establish, maintain, and review the effectiveness of the Group's system of internal control to ensure that shareholders' investment and PYI's assets are safeguarded.<br>董事局確認其對內部監控系統的設置、維護及檢討其成效性的責任，以保障股東的投資及保華資產的安全。<br>≫ Management is charged with the responsibility to design and implement the internal control system of the Group to achieve the following business objectives:<br>✔ Effectiveness and efficiency of operations<br>✔ Reliability of financial reporting<br>✔ Compliance with applicable laws and regulations.<br>管理層負責設計及執行本集團的內部監控系統，以達致下述業務目標：<br>✔ 有效用及有效率的運作<br>✔ 可信賴的財政匯報<br>✔ 遵守適用法規<br>≫ Such system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and that it aims to provide a reasonable, as opposed to an absolute, assurance in this respect.<br>此系統旨在管理而非消除導致業務目標失敗的風險，因此，此系統僅是提供一個合理而非絕對的保證。<br>≫ The Audit Committee performs review of the effectiveness of Group's system of internal control and reports to the Board regularly. This review covers material controls including financial, operational and compliance controls, and risk management systems.<br>審核委員會定期對本集團內部監控系統之有效性作出檢討並向董事局匯報。此檢討涵蓋重要的監控措施，包括財務監控、運作監控、合規監控以及風險管理功能。 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| | | ≫ In respect of the year ended 31 March 2007, the Board is satisfied as to the overall effectiveness and adequacy of the Group's system of internal control.<br>至截至2007年3月31日止年度，董事局對於本集團內部監控系統的總體成效性及充份性表示滿意。<br>≫ Steps are in place to enhance the Group's system of internal control so as to support the Group's further growth.<br>我們已適當地制定了步驟加強本集團的內部監控措施，以支援公司未來的增長。 |
| • The process applied for identifying, evaluating and managing the significant risks faced<br>辨認、評估及管理要面對的重大風險所採取的程序 | ✔ | ≫ In November 2006, senior management of the Group, assisted by external consultant, conducted a formal risk assessment to identify the key risks at group level and to ensure appropriate risk management measures are in place.<br>本集團高級管理層於2006年11月，在外聘顧問的協助下，進行了一次風險評估的工作，以確認集團層面的關鍵風險及檢討有關的風險管理措施。<br>≫ The identified key risks have been evaluated and action plans are developed and implemented to mitigate those risks.<br>針對確認的關鍵風險，管理層已制定及展開減低此等風險的行動計劃。<br>≫ The group is in the process of finalizing a group-wide risk assessment methodology and a Group Risk Assessment Guideline is under development.<br>本集團正在制定風險評估標準及方法，同時集團的風險評估手冊亦在擬定中。<br>≫ In the coming year, business units will perform risk assessment using the Group Risk Assessment Guideline.<br>項目公司將於下一年度使用集團的風險評估手冊以進行其公司層面的風險評估。 |

| Key Principles / Provisions / Practices in the Code 《守則》內之主要原則 / 條文 / 常規 | Met? 是否已符合？ | How PYI Adopted ? 保華如何採用？ |
| --- | --- | --- |
| • Additional information to assist understanding of the issuer's risk management process and system of internal control<br>有助了解風險管理程序及內部監控系統的額外資料 | ✔ | ➢ During the year ended 31 March 2007, external consultant has been engaged to perform internal control system review and development (such as the development of standard operating procedures and human resources management system) for some the Group's major investments in mainland China. Some of these systems have been set up and procedures were rolled-out.<br>於截至2007年3月31日止年度，我們已委聘外界顧問，就部份本集團在中國內地的主要投資，進行內部監控系統審閱及制定的工作（例如制定運作的準則、程序以及人力資源管理系統），若干系統及程序經已制定及展開。<br>➢ A roadmap of internal control and risk management of the Group covering the period up to the year ended March 2008 has also been developed and reviewed and approved by the Audit Committee.<br>涵蓋至2008年3月止年度的內部監控及風險評估路線圖經已制定並經由審核委員會作出審閱。 |
| • Process that has applied in reviewing the effectiveness of the system of internal control<br>檢討內部監控系統成效的程序 | ✔ | ➢ During the year ended March 2007, Control Self Assessment Questionnaires together with reports provided by external consultant in various internal control review assignments have formed the basis for the Audit Committee in evaluating the effectiveness of the Group's internal control system.<br>於截至2007年3月止年度，透過《內部控制－自行調查問卷》連同外聘顧問就內部監控檢討範疇所提供的報告，為審核委員會構建了評估本集團內部監控系統成效的準則。<br>➢ An external consultant was engaged to benchmark the system of internal control to the COSO Internal Control Framework and identify improvement opportunities.<br>已外聘顧問為集團的內部監控框架進行與COSO內部監控框架的差距分析並確認改進機會。<br>➢ Remediation action to rectify the gaps and control weaknesses identified in these assessments and reviews were developed and implemented.<br>我們已就矯正有關評估及審閱中確認的差異及監控弱點，制定及展開了改善方案。 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| • Annual review the need for an internal audit function<br>每年檢討增設內部核數功能的需要 | ✔ | ➢ Management is aware of the need of setting up an internal audit function within the Group and is in the process of setting up an in-house internal audit function. External consultants have been engaged to perform internal audit co-sourcing services for the Group.<br>管理層意識到組建本集團內部審計職能的需要，已致力籌建內部審計職能部門。我們已外聘顧問，為本集團提供內部審計服務。 |
| • Disclose the meaningful information<br>披露有意義的資訊 | ✔ | **Way Forward**<br>**展望未來**<br>➢ As a continuous process on improving the Group's system of internal control, several initiatives are being undertaken or under consideration, in particular:<br>✔ develop in-house internal audit function to assist the Audit Committee in overseeing the effectiveness and the efficiency of the internal control system<br>✔ develop of the Enterprise Risk Management framework to facilitate the management of the wider range of risks across the Company and its subsidiaries<br>✔ conduct risk assessment at business units to ensure major risks are identified and managed appropriately<br>✔ use "management by exceptions" approach to improve our management reporting system. Key performance indicators will be developed and used more extensively in the reporting system<br>✔ further enhance of internal communication through system automation and extension of the use of the Group's executive information system<br>我們為了不斷完善本集團的內部監控系統，已特別著手進行或考慮多方面措施：<br>✔ 組建企業內部審計職能部門，協助審核委員會監察內部監控系統的成效及效率<br>✔ 制定企業風險管理框架，以協助管理本公司及其附屬公司所面對的風險<br>✔ 展開項目公司的風險評估工作以確認及有效管理其主要的風險<br>✔ 應用「例外管理」方式，以改善我們管理層匯報制度。我們會制定關鍵績效指標，並將之廣泛應用在匯報制度中<br>✔ 通過系統自動化進一步提升內部溝通，並廣泛使用本集團的行政資訊系統 |

| Key Principles / Provisions / Practices in the Code<br>《守則》內之主要原則 / 條文 / 常規 | Met?<br>是否已符合？ | How PYI Adopted ?<br>保華如何採用？ |
|---|---|---|
| External Auditors 外聘核數師 | | |
| • Analysis of auditors' remuneration<br>核數師酬金分析 | ✔ | ➢ Deloitte Touche Tohmatsu has been re-appointed as the Company's external auditors at the 2006 AGM until the conclusion of the next annual general meeting.<br>德勤•關黃陳方會計師行已於2006年股東週年大會上重新任命為本公司外聘核數師，直到下一年度股東週年大會結束為止。<br>➢ In order to maintain independence, Deloitte Touche Tohmatsu is primarily responsible for providing audit services in connection with the Group's consolidated financial statements, and only provides as well as non-audit services that do not impair their independence or objectivity and are approved by the Audit Committee.<br>為了保持其獨立性，德勤•關黃陳方會計師行主要負責就本集團綜合財務報表提供核數服務，以及不會損害其獨立性或客觀性、並經由審核委員會批准的非審計服務。<br>➢ For the year ended 31 March 2007, the remuneration paid or payable to Deloitte Touche Tohmatsu for audit and non-audit services (and the comparative figure for the year ended 31 March 2006) is set out as follows:<br>截至2007年3月31日止年度，已付或應付予德勤•關黃陳方會計師行的核數及非核數服務酬金（連同截至2006年3月31日止年度的比較數字）載列如下： |

| Services Rendered<br>提供的服務 | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|
| Audit services<br>核數服務 | **6,576** | 3,914 |
| Non-audit services<br>非核數服務 | | |
| Taxation advisory<br>稅務諮詢 | **231** | 867 |
| Special engagements<br>特定委聘 | **1,773** | 1,416 |
| Total 總額 | **8,580** | 6,197 |

## Additional Practices on Corporate Governance in PYI
## 保華企業管治的增設常規

Compliance Committee 法規委員會

✔ **Role and Function**
**角色與職能**

- Oversee the Company's compliance with the legal and regulatory requirements of its business operations
  監管本公司在其商業運作上對法律及管治規定的遵循
- Review and approve the Company's code of conduct and/or business ethics, policies and prevailing corporate governance practices and standards, and oversee their implementation and compliance
  批閱本公司的行為守則及/或商業操守，政策及現行企業管治常規和準則，並監察它們的實施及遵守情況

| Composition 組成 | Meetings Attended / Held 出席 / 舉行會議次數 |
|---|---|
| **Independent Non-Executive Directors 獨立非執行董事** | |
| Dr Chow Ming Kuen, Joseph (Chairman) 周明權博士（主席） | 3/3 |
| Mr Kwok Shiu Keung, Ernest 郭少強先生 | 3/3 |
| Mr Chan Shu Kin 陳樹堅先生 | 3/3 |
| **Corporate Counsel and Company Secretary 集團律師兼公司秘書** | |
| Ms Wong Lai Kin, Elsa 黃麗堅女士 | 3/3 |

**Summary of Work Performed**
**工作摘要**

- The Compliance Committee held three meetings during the year to review:
  - ✔ Corporate Governance Report for the year ended 31 March 2006
  - ✔ quarterly updated compliance reports submitted by the Company Secretary

  法規委員會在年內舉行了三次會議以審閱：
  - ✔ 截至2006年3月31日止年度之企業管治報告
  - ✔ 公司秘書奉呈的季度更新常規遵從報告

## Additional Practices on Corporate Governance in PYI
## 保華企業管治的增設常規

Share Repurchase Committee 股份回購委員會

✔

### Role and Function
### 角色與職能

- Exercises the general mandate granted by shareholders to the Board to repurchase shares of PYI in accordance with the Listing Rules, PYI's bye-laws and the applicable laws of Bermuda
  根據《上市規則》、保華公司細則以及百慕達適用法律，行使股東授權董事局回購保華股份權力

| Composition 組成 | Meetings Attended / Held 出席 / 舉行會議次數 |
|---|---|
| **Independent Non-Executive Directors** **獨立非執行董事** | |
| Mr Chan Shu Kin (Chairman) 陳樹堅先生（主席） | 1/1 |
| Dr Chow Ming Kuen, Joseph (Alternate to Mr Chan Shu Kin) 周明權博士（替任陳樹堅先生） | |
| **Executive Director** **執行董事** | |
| Mr Lau Ko Yuen, Tom 劉高原先生 | 1/1 |

### Summary of Work Performed
### 工作摘要

- The Share Repurchase Committee met on one occasion during the year for the purpose of granting a mandate to the Managing Director to repurchase shares under an initial approved budget of not more than HK$10 million in total value.
  股份回購規委員會在年內舉行了一次會議，授予董事總經理一項授權，初步批准預算回購合共不多於1,000萬港元價值之股份。

Compliance with Model Code by Senior Management 高級管理層遵守《標準守則》

✔

- Senior management (whose biographies are set out on pages 50 to 55 of this annual report) are subject to the Model Code with respect to the notification and reporting requirements to the Company for dealings in PYI's securities and the prohibitions to deal.
  高級管理層（於本年報第50至55頁列載其履歷之人士），須遵守《標準守則》中關於向公司通知及申報買賣保華證券的規則，以及禁止進行買賣的規定。
- Senior management have all confirmed, following specific enquiry by the Company, that throughout the year ended 31 March 2007 they complied with the standard set out in the Model Code.
  根據本公司的具體查詢，全體高級管理層均已確認在截至2007年3月31日止年度一直有遵守《標準守則》列載之標準。

**Additional Practices on Corporate Governance in PYI**
**保華企業管治的增設常規**

Maintaining Close Communications with Investors 與投資者保持密切聯繫

✔

- The Group's senior management maintains close communications with investors, analysts, fund managers and the media by various channels, including roadshows, individual interviews, media briefings and news releases.
  本集團高級管理層與投資者、分析家、基金經理以及媒體透過路演、個人訪談、新聞發布會和新聞稿等多種渠道，保持密切聯繫。本集團亦對公眾的資訊查詢及諮詢作出回應。
- The Group also responds to requests for information and queries from the general public.
  本集團亦對公眾的資訊查詢及諮詢作出回應。
- Our Board welcomes the views of shareholders on matters affecting the Group and encourages shareholders to attend shareholders' meetings to directly voice any concerns they might have to our directors.
  董事局歡迎股東就有關本集團事項提出見解，鼓勵股東參加股東大會就其關心的任何問題與我們的董事直接交流。

## Corporate Social Responsibility (CSR)

While striving for the sustainable development of our business and maximising shareholder value, as a responsible corporate citizen PYI has never lost sight of the importance of contributing to the common good.

Our CSR initiatives cover many social fronts such as environmental protection. To promote the use of LPG as a clean and energy-saving fuel to substitute fossil fuel, through Hubei Minsheng LPG we have sponsored the Taxi Industry Association in Wuhan to launch a local TV programme aimed at fostering a good sense of environmental protection among taxi drivers.

## 企業社會責任

在力求業務可持續發展並盡力增進股東利益的同時，作為負責任的企業公民，保華從未忽略貢獻社會的重要性。

我們的企業社會責任措施落實到不同社會層面，其中包括環境保護。為推廣使用液化石油氣作為節能而潔淨的能源，以取代化石類燃料，我們通過屬下湖北民生石油贊助武漢市出租汽車協會的電視節目，以提高當地的士司機的環保意識。

To minimize adverse impact or the surrounding community around our project site, PYI has installed a comprehensive range of environmental protection facilities in place at Yangkou Port including sewage collection-discharge and waste disposal systems, as well as urban ecological and environmental protection systems, to name but a few examples. Such ongoing promotional efforts have been successful in raising the profile of PYI as an environment-friendly investor on the Mainland.

Realizing that education of the younger generation is indispensable for the further development of the society, we set the all-important education sector as a priority. An array of educational sponsorship programmes for Mainland schools have been established. Since early 2007, we have sponsored study tours for distinguished secondary students in Nantong and Wuhan to Hong Kong and Macau. The cross border visits and exchanges have afforded those students an opportunity to broaden their horizons and accumulate international perspectives to their studies. We will continue to explore collaborative opportunities with other educational organizations for more programmes alike.

Promoting sports activities is an important way to contribute to the health of the general public. To further support the development of local sports, PYI has sponsored such major sporting events as the 16th Jiangsu Provincial Games, held in October 2006. It was an honour for PYI to be invited as the Official Partner to this prestigious event.

Looking ahead, we remain firmly committed to fulfilling our social responsibilities by conducting our business as a responsible corporate citizen and giving back to the community.

By Order of the Board

**Wong Lai Kin, Elsa**
Company Secretary

Hong Kong, 20 July 2007

為盡量減低我們項目施工地點對環境造成的影響，保華已在洋口港裝置多種環保設施，其中包括污水收集及排放與廢料處理系統，以及城市生態及環保系統。凡此種種持續推廣環保的措施，已在內地為保華建立起環保投資者的鮮明形象。

教育對培育下一代至為重要，因此我們將教育列為優先重點，與內地教育機關共同制定一系列教育贊助計劃。自2007年年初起，我們先後贊助南通市與武漢市優秀中學生到香港與澳門進行交流學習，增廣見聞之餘，亦為內地同學在學習上擴闊國際視野。我們今後將繼續發掘與其他教育機構進行同類合作的機會。

推廣體育運動是促進市民健康的重要途徑，為進一步支持內地體運，保華積極贊助各項體壇盛事，例如2006年10月舉行的江蘇省第十六屆運動會，保華更榮獲邀請作是次盛會的合作夥伴之一。

展望將來，我們將以負責任企業公民原則營商並回饋社會，克盡我們的社會責任。

承董事局命

公司秘書
**黃麗堅**

香港，2007年7月20日

The Board is committed to enhancing value for our shareholders through sustainable growth. This section serves to provide information relating to our shareholders.

董事局致力於集團的持續增長，為股東增值，此報告旨在提供與股東相關的資訊。

**FINAL DIVIDEND**

The Board has resolved to recommend the payment of a final dividend of HK1.5 cents per share for the year ended 31 March 2007 (2006: HK1.5 cents per share) to shareholders whose names appear on PYI's register of members as at the close of business on 10 October 2007. The final dividend is subject to the approval of PYI shareholders in the 2007 Annual General Meeting to be held on 20 September 2007, and is expected to be paid to shareholders by post on or around 8 November 2007.

The final dividend will be paid in the form of scrip, with PYI shareholders being given an option to elect cash in respect of part or all of such dividend. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the closing prices of PYI shares for the three consecutive trading days ending 10 October 2007 less a discount of 5% of such average price or the par value of shares, whichever is the higher. The proposed scrip dividend is conditional upon The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") granting listing of, and permission to deal in, the new shares to be issued.

**末期股息**

董事局已議決建議向於2007年10月10日辦公時間結束時名列保華股東名冊之股東，宣派每股1.5港仙(2006：每股1.5港仙)，作為截至2007年3月31日止年度之末期股息。末期股息須待於2007年9月20日舉行之2007年股東週年大會上獲保華股東批准後方可作實，預期將於2007年11月8日或左右以郵寄方式支付予股東。

末期股息將以代息股份方式派發，保華股東可就部份或全部股息選擇收取現金。根據以股代息建議將予發行之股份之市值將參照保華股份於截至2007年10月10日止連續三個交易日之平均收市價減按該平均價格之5%或股份面值(以較高者為準)計算之折讓而釐定。建議之以股代息須待香港聯合交易所有限公司(「香港交易所」)批准將予發行新股份上市及買賣，方可作實。

**CLOSURE OF THE REGISTER OF MEMBERS**

The register of members of PYI will be closed during the period from 8 October 2007 to 10 October 2007, both dates inclusive, during which period no transfer of share(s) of PYI will be effected. In order to qualify for the final dividend, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) with overleaf or separately, must be lodged with PYI's share registrars in Hong Kong, Secretaries Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on 5 October 2007.

**暫停辦理股東登記手續**

保華將於2007年10月8日至2007年10月10日(包括首尾兩日)暫停辦理股東登記手續，期間將不會登記任何保華股份之轉讓。如欲獲派末期股息，所有股份過戶文件連同有關股票及已填妥背頁或獨立之過戶表格，最遲須於2007年10月5日下午四時正前交回保華之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

## SHAREHOLDERS

**Shareholdings as recorded in the PYI register of members as at 31 March 2007**

## 股東

**於2007年3月31日名列保華股東名冊之股東持股量**

| Size of registered shareholdings 登記股東持股量 | No. of shareholders 股東數目 | % of shareholders 佔股東數目百分比 | No. of shares 股份數目 | % of issued share capital 佔已發行股本百分比 |
|---|---|---|---|---|
| 500 or below 或以下 | 266 | 56.72% | 46,306 | 0.00% |
| 501 - 1000 | 35 | 7.46% | 26,967 | 0.00% |
| 1,001 - 10,000 | 109 | 23.24% | 360,380 | 0.02% |
| 10,001 - 100,000 | 42 | 8.96% | 1,272,173 | 0.09% |
| 100,001 - 1,000,000 | 12 | 2.56% | 3,293,135 | 0.22% |
| 1,000,001 - 10,000,000 | 2 | 0.43% | 11,300,000 | 0.76% |
| 10,000,001 - 100,000,000 | 1 | 0.20% | 58,929,772 | 3.95% |
| Above 100,000,000 或以上 | 2* | 0.43% | 1,416,484,674 | 94.96% |
| **Total 總計** | **469** | **100.00%** | **1,491,713,407** | **100.00%** |

* The two shareholders were: 該兩位股東分別為：

| | | | |
|---|---|---|---|
| 1 HKSCC Nominees Limited | 香港中央結算(代理人)有限公司 | | |
| *Brokers* | *經紀* | *376,502,240* | *25.24%* |
| *Custodians* | *託管商* | *664,688,673* | *44.56%* |
| *Investors* | *投資者* | *921,687* | *0.06%* |
| *Others* | *其他* | *1,815,148* | *0.12%* |
| | | 1,043,927,748 | 69.98% |
| 2 Hollyfield Group Limited | | 372,556,926 | 24.98% |
| | | 1,416,484,674 | 94.96% |

**Top five shareholders according to disclosure of interests under the Securities and Futures Ordinance as at 31 March 2007**

**於2007年3月31日，根據《證券及期貨條例》權益披露下之前五名股東**

| | Name of shareholders<br>股東名稱 | No. of shares<br>股份數目 | % of issued share capital<br>佔已發行股本百分比 |
|---|---|---|---|
| 1 | Hollyfield Group Limited | 402,368,507 | 26.97% |
| 2 | Gandhara Advisors Asia Ltd. | 139,617,997 | 9.36% |
| 3 | OZ Management, L.L.C. | 133,671,722 | 8.96% |
| 4 | The Children's Investment Master Fund | 117,732,000 | 7.89% |
| 5 | Christian Emil Toggenburger | 84,244,397 | 5.65% |
| | **Total 總計** | **877,634,623** | **58.83%** |

**FINANCIAL CALENDAR 財務日誌**

| Event<br>事項 | Date<br>日期 |
|---|---|
| 2006 special dividend of HK22.2 cents/share announced<br>宣布2006年每股22.2港仙特別股息 | 08/05/2006 |
| 2006 special dividend of HK22.2 cents/share paid<br>派發2006年每股22.2港仙特別股息 | 26/06/2006 |
| 2006 annual results and final dividend of HK1.5 cents/share announced<br>宣布2006年全年業績及每股1.5港仙末期股息 | 07/07/2006 |
| 2006 PYI AGM<br>2006年保華股東週年大會 | 08/09/2006 |
| 2006 final dividend of HK1.5 cents/share paid<br>派發2006年每股1.5港仙末期股息 | 13/10/2006 |
| 2007 interim results and interim dividend of HK1.5 cents/share announced<br>宣布2007年中期業績及每股1.5港仙中期股息 | 14/12/2006 |
| 2007 interim dividend paid<br>派發2007年每股1.5港仙中期股息 | 09/02/2007 |
| 2007 annual results and final dividend of HK1.5 cents/share announced<br>宣布2007年全年業績及每股1.5港仙末期股息 | 20/07/2007 |
| 2007 PYI AGM<br>2007年保華股東週年大會 | 20/09/2007 |
| 2007 final dividend of HK1.5 cents/share payable<br>派發2007年每股1.5港仙末期股息 | around 08/11/2007前後 |

## SHARE INFORMATION

### Share listing

PYI shares were first listed on the Hong Kong Stock Exchange on 21 September 1993.

### Stock code

| | |
|---|---|
| Hong Kong Stock Exchange | 498 |
| Reuters | 0498.HK |
| Bloomberg | 498 HK |
| American Depository Receipt | PYIFY |
| Frankfurt Stock Exchange | PYW |
| | |
| Board lot | 2,000 shares |

### Securities in issue

| | |
|---|---|
| *Shares* | |
| As at 31 March 2007 | 1,491,713,407 shares |
| As at date of this report | 1,492,848,407 shares |
| | |
| *Outstanding share options** | |
| As at 31 March 2007 | 88,985,000 options |
| As at the date of this report | 100,975,000 options |
| | |
| *Convertible notes* | |
| As at the date of this report | HK$121,521,498 |

* Full details can be found in the Directors' Report at pages 89 to 103 of this report.

## 股東資料

### 股份上市

保華股份於1993年9月21日首次在香港交易所上市。

### 股份代號

| | |
|---|---|
| 香港交易所 | 498 |
| 路透社 | 0498.HK |
| 彭博 | 498 HK |
| 美國預託證券 | PYIFY |
| 法蘭克福交易所 | PYW |
| | |
| 買賣單位(每手) | 2,000股 |

### 已發行證券

| | |
|---|---|
| *股份* | |
| 於2007年3月31日 | 1,491,713,407股 |
| 於本年報之日 | 1,492,848,407股 |
| | |
| *尚未行使購股權** | |
| 於2007年3月31日 | 88,985,000份 |
| 於本年報之日 | 100,975,000份 |
| | |
| *可換股票據* | |
| 於本年報之日 | 121,521,498港元 |

* 詳情參閱本年報第89至103頁之董事局報告書。

### Share price 股價



HK$
港元
4.5
4
3.5
3
2.5
2
07 2006
08 2006
09-2006
03 2007
Share price (Cum div)
股價(連息)
Share price (Ex div)
股價(除息)

**MARKET CAPITALISATION**

**Total market capitalisation**

| | |
|---|---|
| As at 31 March 2007 | HK$5.18 billion |
| As at date of this report | HK$5.60 billion |

**Public float capitalisation***

| | |
|---|---|
| As at 31 March 2007 | HK$3.73 billion |
| As at date of this report | HK$4.04 billion |

* Public excludes all connected persons (including substantial shareholders and directors) of PYI

**市值**

**總市值**

| | |
|---|---|
| 於2007年3月31日 | 51.8億港元 |
| 於本年報之日 | 56.0億港元 |

**公眾持股市值***

| | |
|---|---|
| 於2007年3月31日 | 37.3億港元 |
| 於本年報之日 | 40.4億港元 |

* 公眾並不包括保華所有關連人士(包括主要股東及董事)

The directors have pleasure in presenting their annual report and the audited consolidated financial statements for the year ended 31 March 2007.

董事局欣然提呈截至2007年3月31日止年度之年報及經審核綜合財務報表。

**PRINCIPAL ACTIVITIES**

The Company is an investment holding company.

The activities of its principal subsidiaries, associates and jointly controlled entities as at 31 March 2007 are set out in note 57 to the consolidated financial statements.

**主要業務**

本公司為一間投資控股公司。

本公司各主要附屬公司、聯營公司及共同控制機構於2007年3月31日之業務載列於綜合財務報表附註57。

**RESULTS AND APPROPRIATIONS**

The results of the Group and appropriations of the Company for the year ended 31 March 2007 are set out in the consolidated income statement on page 106 of the annual report and in the accompanying notes to the consolidated financial statements.

An interim dividend of HK1.5 cents per share amounting to HK$22,069,000 was paid to the shareholders during the year. In addition, the directors had resolved the payment of a special dividend of HK22.2 cents per share by way of distribution of the value derived from the Group's divestment of China Strategic Holdings Limited to shareholders whose names appeared on the register of member on 26 May 2006, amounting to a total sum of approximately HK$325,660,000.

The directors further recommended for shareholders' approval the payment of a final dividend of HK1.5 cents per share in the form of scrip, with an option to elect cash, to shareholders whose names appear on the register of members on 10 October 2007. The estimated total sum payable in respect of this final dividend is approximately HK$22,393,000.

Details of the distribution are set out in note 16 to the consolidated financial statements.

**業績及利潤分配**

截至2007年3月31日止年度本集團之業績及本公司之利潤分配載列於本年報第106頁綜合收益表及連帶之綜合財務報表附註。

年內已派發予股東每股1.5港仙之中期股息，為數22,069,000港元。此外，董事已議決以分派中策集團有限公司撤資所得價值之方式向2006年5月26日名列股東名冊之股東派付特別股息每股22.2港仙，合共派息約325,660,000港元。

董事亦建議股東批准派發每股1.5港仙之末期股息(以股代息方式連同現金選擇權)予2007年10月10日名列股東名冊之股東。就此末期股息估計應付總額約為22,393,000港元。

股息詳情載列於綜合財務報表附註16。

## MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 March 2007, the five largest customers and the single largest customer of the Group accounted for approximately 68% and 30% of the turnover of the Group, respectively. The aggregate purchases attributable to the five largest suppliers of the Group during the year were less than 30% of the purchases of the Group.

Save as disclosed above, as far as the directors are aware, none of the directors, their associates, within the meaning of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), or those shareholders which to the knowledge of the directors own more than 5% of the Company's share capital, have an interest in any of the five largest customers of the Group for the year ended 31 March 2007.

## LIQUIDITY AND CAPITAL RESOURCES

The Group currently maintains a variety of credit facilities to meet its working capital requirements. As at 31 March 2007, the Group's total borrowings amounted to approximately HK$1,024,137,000, with approximately HK$597,386,000 repayable within one year, approximately HK$426,751,000 repayable after one year. Cash, bank balances and deposits as at 31 March 2007 amounted to approximately HK$779,367,000. The Group's current ratio was 1.3 and the debt to equity ratio was 0.4 as at 31 March 2007.

## PROPERTY, PLANT AND EQUIPMENT

During the year, the Group spent approximately HK$50,077,000 on property, plant and equipment to expand and upgrade its operating capacity.

In addition, the Group acquired property, plant and equipment with an aggregate amount of HK$457,644,000 through acquisition of a business.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 18 to the consolidated financial statements.

## SHARE CAPITAL

Details of movements in the issued share capital of the Company during the year are set out in note 43 to the consolidated financial statements.

## 主要客戶及供應商

於截至2007年3月31日止年度內，本集團之五大客戶及單一最大客戶分別佔本集團營業額約68%及30%。本集團之五大供應商年內合共佔本集團之購貨量並不超逾本集團購貨量之30%。

除上述披露外，就董事所知，概無董事、彼等之聯繫人士(按香港聯合交易所有限公司證券上市規則(「上市規則」)所界定)或據董事所知擁有本公司股本逾5%之股東於截至2007年3月31日止年度在本集團五大客戶其中任何一家中擁有權益。

## 流動資金及資本來源

本集團現時設有多項融資信貸額以應付其營運資金所需。於2007年3月31日，本集團之借款總額約達1,024,137,000港元，其中約597,386,000港元須於一年內償還，約426,751,000港元須於一年後償還。於2007年3月31日，現金、銀行結存及存款約達779,367,000港元。於2007年3月31日，本集團之流動比率為1.3，而負債與資本比率則為0.4。

## 物業、機械及設備

於本年內，本集團動用約50,077,000港元購置物業、機械及設備，以擴展及提升經營能力。

此外，本集團通過業務收購共購得總額457,644,000港元之物業、機械及設備。

上述及本集團年內之物業、機械及設備之其他變動詳情載列於綜合財務報表附註18。

## 股本

年內本公司已發行股本之變動詳情載列於綜合財務報表附註43。

## SHARE INCENTIVE SCHEMES

### 1. Share option scheme

Particulars of the Company's share option scheme adopted on 27 August 2002 (the "Share Option Scheme") are set out in note 44 to the consolidated financial statements.

Details of the share options granted under the Share Option Scheme to certain directors of the Company to subscribe for shares in the Company are as follows:

## 股份獎賞計劃

### 1. 購股權

有關本公司於2002年8月27日採納之購股權計劃(「購股權計劃」)之詳情載於綜合財務報表附註44。

根據購股權計劃授予本公司若干董事可認購本公司股份之購股權之變動如下表披露：

| Name of director 董事姓名 | Date of grant 授出日期 | Exercisable period 行使期 | Exercise price per share 每股行使價 HK$ 港元 | Outstanding as at 01.04.2006 於01.04.2006 尚未行使 | Granted during the year 於年內授出 | Exercised during the year 於年內行使 | Outstanding as at 31.03.2007 於31.03.2007 尚未行使 |
|---|---|---|---|---|---|---|---|
| Chow Ming Kuen, Joseph 周明權 | 28.12.2004 | 28.12.2004 – 26.08.2012 | 1.24 | 650,000 | – | (650,000) | – |
| | 28.12.2004 | 28.12.2004 – 26.08.2012 | 1.50 | 650,000 | – | (650,000) | – |
| Lau Ko Yuen, Tom 劉高原 | 28.12.2004 | 28.12.2004 – 26.08.2012 | 1.24 | 6,500,000 | – | – | 6,500,000 |
| | 28.12.2004 | 28.12.2004 – 26.08.2012 | 1.50 | 6,500,000 | – | – | 6,500,000 |
| | 08.09.2006 | 08.09.2006 – 07.09.2007 | 2.48 | – | 4,600,000 | – | 4,600,000 |
| | 08.09.2006 | 08.09.2007 – 07.09.2008 | 2.48 | – | 4,600,000 | – | 4,600,000 |
| | 08.09.2006 | 08.09.2008 – 07.09.2009 | 2.48 | – | 4,600,000 | – | 4,600,000 |
| Kwok Shiu Keung, Ernest 郭少強 | 28.12.2004 | 28.12.2004 – 26.08.2012 | 1.24 | 650,000 | – | – | 650,000 |
| | 28.12.2004 | 28.12.2004 – 26.08.2012 | 1.50 | 650,000 | – | – | 650,000 |
| Chan Shu Kin 陳樹堅 | 28.12.2004 | 28.12.2004 – 26.08.2012 | 1.24 | 650,000 | – | – | 650,000 |
| | 28.12.2004 | 28.12.2004 – 26.08.2012 | 1.50 | 650,000 | – | – | 650,000 |
| Leung Po Wing, Bowen Joseph 梁寶榮 | 08.09.2006 | 08.09.2006 – 26.08.2012 | 2.43 | – | 1,300,000 | – | 1,300,000 |
| Li Chang An 李昌安 | 06.02.2007 | 06.02.2007 – 26.08.2012 | 3.00 | – | 1,300,000 | – | 1,300,000 |
| | | | | 16,900,000 | 16,400,000 | (1,300,000) | 32,000,000 |

**SHARE INCENTIVE SCHEMES – *continued***

1. **Share option scheme – *continued***

As at the date of this report, the above share options granted under the Share Option Scheme to certain directors of the Company in respect of a total of 32,000,000 underlying shares of the Company remain outstanding, representing 2.14% of the issued share capital of the Company (i.e. 1,492,848,407 shares) on that date.

During the year, options in respect of an aggregate of 36,575,000 shares of the Company were exercised and options in respect of an aggregate of 1,726,000 shares were lapsed.

Particulars of the share option scheme of Paul Y. Engineering Group Limited ("Paul Y. Engineering"), a subsidiary of the Company, are set out in note 44 to the consolidated financial statements.

2. **Share award scheme**

This scheme adopted by the Company on 23 February 2006 allows the Company to make bonus payments to eligible persons (including employees, directors, consultants, advisers and agents of the Group) by way of the Company's shares acquired by and held through an independent trustee until fulfillment of conditions before vesting.

During the year, a total of 1,050,000 shares of the Company became vested in 69 employees (including 120,000 the Company's shares to Mr Lau Ko Yuen, Tom, the Deputy Chairman and Managing Director) under the scheme. In addition, a total of 160,000 shares of the Company were awarded to eight employees in February 2007. These shares, subject to a vesting period until 7 August 2007, are being held by the trustee, BOCI-Prudential Trustee Limited.

A share award scheme was also adopted by Paul Y. Engineering on 6 September 2006. This inventive scheme allows Paul Y. Engineering to make bonus payments to eligible persons (including employees, directors, consultants, advisers and agents of Paul Y. Engineering) by way of shares of Paul Y. Engineering acquired by and held through an independent trustee until fulfilment of specified conditions before vesting.

**股份獎賞計劃(續)**

1. **購股權(續)**

於本報告日期，以上根據購股權計劃授予本公司若干現任董事之尚未行使購股權涉及合共32,000,000股本公司相關股份，佔本公司於該日之已發行股本(即1,492,848,407股股份)的2.14%。

年內，涉及合共36,575,000股本公司股份之購股權已予行使，另涉及合共1,726,000股股份之購股權失效。

本公司附屬公司保華建業集團有限公司(「保華建業」)購股權計劃之詳情載於綜合財務報表附註44。

2. **股份獎勵計劃**

根據本公司於2006年2月23日採納之計劃，本公司可向合資格人士(包括本集團之僱員、董事、諮詢、顧問及代理)以本公司股份的形式派發花紅，此等股份將由一名獨立受託人購入及持有直至歸屬條件達成為止。

年內，合共1,050,000股之本公司股份(包括授予副主席兼董事總經理劉高原先生之120,000股本公司股份)已根據該計劃歸屬予69位僱員。此外，於2007年2月，已向8位僱員授出共160,000股之本公司股份。該等股份由受託人中銀國際英國保誠信託有限公司所持有，直至2007年8月7日歸屬期為止。

此外，保華建業亦於二零零六年九月六日採納了一項股份獎勵計劃，據此，保華建業可向合資格人士(包括保華建業之僱員、董事、顧問、諮詢人及代理人)授出保華建業之股份作花紅。該等股份將由一名獨立受託人購入及持有，直至指定的歸屬條件達成為止。

3. **Share financing plan**

This plan adopted by the Company on 14 February 2006 allows eligible persons (including employees, directors, consultants, advisers and agents of the Group) to borrow funds from the Company to acquire new or old shares of the Company on a non-recourse basis with the subject shares pledged to the Company as security, subject always to connected transaction and other relevant provisions under the Listing Rules.

During the year, no financing was provided by the Group to employees under this plan.

A share financing plan was also adopted by Paul Y. Engineering on 6 September 2006. This incentive plan allows eligible persons (including employees, directors, consultants, advisers and agents of Paul Y. Engineering) to borrow funds from Paul Y. Engineering on a non-recourse basis, for the purpose of acquiring new or old shares of Paul Y. Engineering with the subject shares pledged to Paul Y. Engineering as security and subject always to connected transaction and other relevant provisions under the Listing Rules.

3. **股份融資計劃**

根據本公司於2006年2月14日採納之計劃，合資格人士(包括本集團之僱員、董事、諮詢、顧問及代理)可在不被追索的基礎下，向本公司借款以收購新或舊本公司股份，而將此等股份抵押本公司作為保證，惟須符合關連交易及其他上市規則之相關規定。

年內，本集團並無根據此計劃向僱員提供任何融資。

此外，保華建業亦於2006年9月6日採納了一項股份融資計劃，容許合資格人士(包括保華建業之僱員、董事、顧問、諮詢人及代理人)在不被追溯的基礎下向其借款以購買保華建業新或舊的股份。該等股份需質押予保華建業作為抵押品，並須符合上市規則有關關連交易及其他相關條文之規定。

## ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than the share incentive schemes disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

## DISTRIBUTABLE RESERVE

The Company's reserves available for distribution to shareholders as at 31 March 2007 amounted to approximately HK$1,150,805,000 (2006: HK$1,505,813,000).

## DIRECTORS

The directors of the Company during the year and up to the date of this report were:

**Independent non-executive directors**

Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Kwok Shiu Keung, Ernest
Chan Shu Kin
Leung Po Wing, Bowen Joseph *GBS, JP* *(appointed on 1 August 2006)*
Li Chang An *(appointed on 8 January 2007)*

**Executive director**

Lau Ko Yuen, Tom *(Deputy Chairman & Managing Director)*

**Non-executive director**

Chan Kwok Keung, Charles

In accordance with bye-laws 87(1) and 87(2) of the Company's bye-laws, Mr Lau Ko Yuen, Tom and Mr Chan Shu Kin will retire by rotation and, both being eligible, will stand for re-election at the forthcoming annual general meeting.

In addition, Mr Li Chang An, being director appointed by the Board during the year, shall retire and, being eligible, offer himself for re-election at the forthcoming annual general meeting.

Non-executive directors are subject to retirement by rotation requirements under the Company's bye-laws, and they are appointed for a specific term of approximately three years.

## 購買股份或債券之安排

除上述披露之股份獎賞計劃之外，於年內任何時間本公司或其任何附屬公司概無訂立任何安排而使本公司董事可藉收購本公司或任何其他法人團體之股份或債券而獲利。

## 可供分配儲備

於2007年3月31日，可供分派予股東之本公司儲備約為1,150,805,000港元(2006：1,505,813,000港元)。

## 董事

年內及截至本報告日期止，本公司之董事如下：

**獨立非執行董事**

周明權 *OBE, JP(主席)*
郭少強
陳樹堅
梁寶榮 *GBS, JP* *(於2006年8月1日獲委任)*
李昌安 *(於2007年1月8日獲委任)*

**執行董事**

劉高原 *(副主席兼董事總經理)*

**非執行董事**

陳國強

根據本公司之公司細則第87(1)條及87(2)條，劉高原先生及陳樹堅先生於即將舉行之股東週年大會上將輪席退任，並符合資格膺選連任。

此外，年內獲董事局委任之董事李昌安先生於即將舉行之股東週年大會上將退任，並符合資格膺選連任。

非執行董事須根據本公司細則輪席退任，其指定任期不得多於三年左右。

## DIRECTORS' SERVICE CONTRACTS

None of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

## DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 March 2007, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register of the Company required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") in the Listing Rules were as follows:

## 董事之服務合約

擬於即將舉行之股東週年大會上膺選連任之董事並無與本集團訂立本集團於一年內不可無須補償(法定補償除外)而終止之服務合約。

## 董事及主要行政人員於證券、相關股份及債券之權益及淡倉

於2007年3月31日，本公司董事及主要行政人員於本公司或任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第十五部)之股份、相關股份及債券中持有必須列入根據證券及期貨條例第352條予以存置之本公司登記冊內或根據上市規則中上市公司董事進行證券及交易的標準守則(「標準守則」)必須向本公司及香港聯合交易所有限公司(「聯交所」)申報之權益及淡倉如下：

### (1) Shares of the Company

### (1) 本公司之股份

| Name of director/chief executive 董事/主要行政人員姓名 | Capacity 身份 | Long position /short position 好倉/淡倉 | Number of shares of the Company held 持有本公司股份數目 | Approximate percentage of the then existing issued share capital of the Company 佔本公司當時現有已發行股本之概約百分比 |
|---|---|---|---|---|
| Chow Ming Kuen, Joseph 周明權 | Beneficial owner 實益擁有人 | Long position 好倉 | 1,300,000 | 0.087% |
| Lau Ko Yuen, Tom 劉高原 | Beneficial owner 實益擁有人 | Long position 好倉 | 120,671 | 0.008% |
| Chan Kwok Keung, Charles 陳國強 | Interest of controlled corporation *(Note)* 受控制法團權益 *(附註)* | Long position 好倉 | 402,368,507 | 26.97% |
| | Beneficial owner 實益擁有人 | Long position 好倉 | 11,915,186 | 0.80% |

## DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES – *continued*

### (1) Shares of the Company – continued

*Note:* Dr Chan Kwok Keung, Charles was deemed to be interested in 402,368,507 shares in the Company by virtue of his 100% shareholding in Chinaview International Limited ("Chinaview"). Galaxyway Investments Limited ("Galaxyway"), a wholly-owned subsidiary of Chinaview, owned approximately 34.33% of the issued ordinary share capital of ITC Corporation Limited ("ITC") which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owned these shares.

## 董事及主要行政人員於證券、相關股份及債券之權益及淡倉(續)

### (1) 本公司之股份(續)

*附註：* 陳國強博士由於擁有Chinaview International Limited(「Chinaview」)之100%股權而被視為擁有402,368,507股本公司股份。Chinaview之全資附屬公司Galaxyway Investments Limited(「Galaxyway」)擁有德祥企業集團有限公司(「德祥企業」)已發行普通股股本約34.33%，而德祥企業繼而擁有ITC Investment Holdings Limited(「ITC Investment」)全部已發行股本。ITC Investment之全資附屬公司Hollyfield Group Limited(「Hollyfield」)則擁有該等股份。

### (2) Options to subscribe for shares of the Company

### (2) 可認購本公司股份之購股權

| Name of director/chief executive<br>董事姓名/主要行政人員姓名 | Date of grant<br>授出日期 | Exercisable period<br>行使期 | Exercise price per share<br>每股行使價<br>*HK$*<br>*港元* | Number of underlying shares comprised in the options<br>購股權涉及之相關股份數目 | Approximate percentage of the then existing issued share capital of the Company<br>佔本公司當時現有已發行股本之概約百分比 |
|---|---|---|---|---|---|
| Lau Ko Yuen, Tom | 28.12.2004 | 28.12.2004 – 26.08.2012 | 1.24 | 6,500,000 | 0.436% |
| 劉高原 | 28.12.2004 | 28.12.2004 – 26.08.2012 | 1.50 | 6,500,000 | 0.436% |
| | 08.09.2006 | 08.09.2006 – 07.09.2007 | 2.48 | 4,600,000 | 0.308% |
| | 08.09.2006 | 08.09.2007 – 07.09.2008 | 2.48 | 4,600,000 | 0.308% |
| | 08.09.2006 | 08.09.2008 – 07.09.2009 | 2.48 | 4,600,000 | 0.308% |
| Kwok Shiu Keung, Ernest | 28.12.2004 | 28.12.2004 – 26.08.2012 | 1.24 | 650,000 | 0.044% |
| 郭少強 | 28.12.2004 | 28.12.2004 – 26.08.2012 | 1.50 | 650,000 | 0.044% |
| Chan Shu Kin | 28.12.2004 | 28.12.2004 – 26.08.2012 | 1.24 | 650,000 | 0.044% |
| 陳樹堅 | 28.12.2004 | 28.12.2004 – 26.08.2012 | 1.50 | 650,000 | 0.044% |
| Leung Po Wing, Bowen Joseph<br>梁寶榮 | 08.09.2006 | 08.09.2006 – 26.08.2012 | 2.43 | 1,300,000 | 0.087% |
| Li Chang An<br>李昌安 | 06.02.2007 | 06.02.2007 – 26.08.2012 | 3.00 | 1,300,000 | 0.087% |

## DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES – *continued*

**(2) Options to subscribe for shares of the Company – continued**

Save as disclosed above, as at 31 March 2007, none of the directors or chief executives of the Company had any interest and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register of the Company required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

## DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at 31 March 2007, none of the directors of the Company is interested in any business (apart from the Group's businesses) which competes or is likely to compete, either directly and indirectly, with the businesses of the Group.

## DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Save as disclosed under the section headed "Connected Transactions" below, no contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

## 董事及主要行政人員於證券、相關股份及債券之權益及淡倉(續)

**(2) 認購本公司股份之購股權(續)**

除上文所披露者外，於2007年3月31日，各董事或本公司主要行政人員概無於本公司或其任何相聯法團(定義見證券及期貨條例第十五部)之股份、相關股份或債券中擁有任何必須列入根據證券及期貨條例第352條予以存置之本公司登記冊內或根據標準守則必須向本公司及聯交所申報之權益及淡倉。

## 董事於競爭業務之權益

於2007年3月31日，如不計本集團業務，本公司各董事概無在任何直接或間接與本集團業務構成競爭或可能構成競爭之業務擁有任何權益。

## 董事於重要合約中之權益

除下文「關連交易」一節所披露者外，本公司各董事在本公司或其任何附屬公司於本年度結算日或年內任何時間訂立之重要合約中概無直接或間接擁有重大權益。

## CONNECTED TRANSACTIONS

During the year, the Group entered into the following connected transactions, details of which are required to be set out below pursuant to rule 14A.45 of the Listing Rules:

## 關連交易

本集團於年內進行下述關連交易，根據上市規則第14A.45條所須資料詳情如下：

| Transaction date<br>交易日期 | Parties to the transaction<br>交易各方 | Connected person<br>關連人士 | Description of connected relationship<br>關聯關係的描述 | Description of transaction and purpose<br>交易及目的之簡述 | Total consideration<br>總代價<br>*HK$'000*<br>*千港元* |
|---|---|---|---|---|---|
| 01.06.2006 | 如東縣東泰社會發展投資責任有限公司 as vendor<br>Glory Well Property Investment Limited, a wholly owned subsidiary of the Company as purchaser<br>如東縣東泰社會發展投資責任有限公司作為賣方<br>本公司之全資附屬公司創華地產投資有限公司作為買方 | 如東縣東泰社會發展投資責任有限公司 | A substantial shareholder of certain subsidiaries of the Company<br>本公司若干附屬公司之主要股東 | Acquisition of an additional 15% equity interest in a non-wholly owned subsidiary<br>增購一間非全資附屬公司之15%股本權益 | 2,910 |
| 28.12.2006 | 如東縣東泰社會發展投資責任有限公司 as vendor<br>Glory Well Property Investment Limited, a wholly owned subsidiary of the Company as purchaser<br>如東縣東泰社會發展投資責任有限公司作為賣方<br>本公司之全資附屬公司創華地產投資有限公司作為買方 | 如東縣東泰社會發展投資責任有限公司 | A substantial shareholder of certain subsidiaries of the Company<br>本公司若干附屬公司之主要股東 | Acquisition of the remaining 25% interest in a non-wholly owned subsidiary<br>增購一間非全資附屬公司餘下之25%股本權益 | 4,880 |

## INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS/OTHER PERSONS RECORDED IN THE REGISTER KEPT UNDER SECTION 336 OF THE SFO

As at 31 March 2007, so far as is known to the directors and the chief executive of the Company, the interests and short positions of the substantial shareholders/other persons in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

## 列入根據證券及期貨條例第336條予以存置之登記冊內之主要股東／其他人士權益

於2007年3月31日，據本公司董事及主要行政人員所知，下列主要股東／其他人士於本公司股份及相關股份中擁有必須列入根據證券及期貨條例第336條予以存置之登記冊內之權益及淡倉：

### (1) Substantial shareholders:

### (1) 主要股東：

| Name of shareholder<br>股東姓名 | Capacity<br>身份 | Long position/ short position<br>好倉／淡倉 | Number of shares of the Company held<br>持有本公司股份數目 | Approximate percentage of the then existing issued share capital of the Company<br>佔本公司當時現有已發行股本之概約百分比 |
|---|---|---|---|---|
| Chan Kwok Keung, Charles<br>陳國強 | Interest of controlled corporation *(Note)*<br>受控制法團權益 *(附註)* | Long position<br>好倉 | 402,368,507 | 26.97% |
| | Beneficial owner<br>實益擁有人 | Long position<br>好倉 | 11,915,186 | 0.80% |
| Ng Yuen Lan, Macy<br>伍婉蘭 | Interest of spouse *(Note)*<br>配偶權益 *(附註)* | Long position<br>好倉 | 414,283,693 | 27.77% |
| Chinaview | Interest of controlled corporation *(Note)*<br>受控制法團權益 *(附註)* | Long position<br>好倉 | 402,368,507 | 26.97% |
| Galaxyway | Interest of controlled corporation *(Note)*<br>受控制法團權益 *(附註)* | Long position<br>好倉 | 402,368,507 | 26.97% |
| ITC<br>德祥企業 | Interest of controlled corporation *(Note)*<br>受控制法團權益 *(附註)* | Long position<br>好倉 | 402,368,507 | 26.97% |
| ITC Investment | Interest of controlled corporation *(Note)*<br>受控制法團權益 *(附註)* | Long position<br>好倉 | 402,368,507 | 26.97% |
| Hollyfield | Beneficial owner *(Note)*<br>實益擁有 *(附註)* | Long position<br>好倉 | 402,368,507 | 26.97% |

## INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS/OTHER PERSONS RECORDED IN THE REGISTER KEPT UNDER SECTION 336 OF THE SFO – continued

### (1) Substantial shareholders: – continued

*Note:* Hollyfield, a wholly-owned subsidiary of ITC Investment (which was, in turn, a wholly-owned subsidiary of ITC), owned 402,368,507 shares in the Company. Galaxyway, a wholly-owned subsidiary of Chinaview, owned 34.33% of the issued ordinary share capital of ITC. Dr Chan Kwok Keung, Charles owned the entire issued share capital of Chinaview. ITC Investment was deemed to be interested in the said 402,368,507 shares in the Company held by Hollyfield. Ms Ng Yuen Lan, Macy, the spouse of Dr Chan Kwok Keung, Charles, was deemed to be interested in the said 402,368,507 shares in the Company held by Hollyfield and 11,915,186 shares in the Company held directly by Dr Chan Kwok Keung, Charles.

## 列入根據證券及期貨條例第336條予以存置之登記冊內之主要股東／其他人士權益(續)

### (1) 主要股東：(續)

*附註：* ITC Investment之全資附屬公司Hollyfield擁有402,368,507股本公司股份，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有34.33%德祥企業已發行普通股本。陳國強博士擁有Chinaview全部已發行股本。故此ITC Investment被視作於上述Hollyfield持有之402,368,507股本公司股份中擁有權益。陳國強博士之配偶伍婉蘭女士被視作於上述Hollyfield持有之402,368,507股本公司股份中及陳國強博士直接持有之11,915,186股本公司股份中擁有權益。

### (2) Other persons:

### (2) 其他人士：

| Name of person<br>姓名 | Capacity<br>身份 | Long position/ short position<br>好倉／淡倉 | Number of shares of the Company held<br>持有本公司股份數目 | Approximate percentage of the then existing issued share capital of the Company<br>佔本公司當時現有已發行股本之概約百分比 |
|---|---|---|---|---|
| Gandhara Advisors Asia Ltd. a/c Gandhara Master Fund Ltd. | Investment manager<br>投資經理 | Long position<br>好倉 | 139,617,997 ordinary shares<br>139,617,997普通股 | 9.36% |
| OZ Management, L.L.C. | Investment manager<br>投資經理 | Long position<br>好倉 | 133,671,722 ordinary shares<br>133,671,722普通股 | 8.96% |
| The Children's Investment Fund Management (UK) LLP | Investment manager *(Note)*<br>投資經理 *(附註)* | Long position<br>好倉 | 117,732,000 ordinary shares<br>117,732,000普通股 | 7.89% |
| The Children's Investment Master Fund | Beneficial owner<br>實益擁有人 | Long position<br>好倉 | 117,732,000 ordinary shares<br>117,732,000普通股 | 7.89% |
| Christian Emil Toggenburger | Beneficial owner<br>實益擁有人 | Long position<br>好倉 | 84,244,397 ordinary shares<br>84,244,397普通股 | 5.65% |

## INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS/OTHER PERSONS RECORDED IN THE REGISTER KEPT UNDER SECTION 336 OF THE SFO – continued

**(2) Other persons: – continued**

*Note:* The Children's Investment Master Fund was accustomed or obliged to act in accordance with the directions or instructions of The Children's Investment Fund Management (UK) LLP. Therefore, The Children's Investment Fund Management (UK) LLP was deemed to be having the same interests in the Shares as The Children's Investment Master Fund.

Save as disclosed above, as at 31 March 2007, the Company has not been notified of any interests or short positions in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO.

## NUMBER OF EMPLOYEES AND REMUNERATION POLICIES

Including the directors of the Group, as at 31 March 2007, the Group employed a total of approximately 1,927 full time employees (2006: 1,294). Remuneration packages consisted of salary as well as performance-based and equity-based bonuses. In appreciation of our employees' continuing support, a bonus payment to employees was made during the year.

Further, the Company has implemented three share-related incentive schemes as mentioned above to provide alternative means to motivate employees and promote their loyalty in line with the Group's strategy. Such schemes benefited the Group's staff both in Hong Kong and the Mainland.

## RETIREMENT BENEFIT SCHEMES

Information on the Group's retirement benefit schemes is set out in note 49 to the consolidated financial statements.

## PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws, or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders although there are no restrictions against such rights under the laws of Bermuda.

## 列入根據證券及期貨條例第336條予以存置之登記冊內之主要股東／其他人士權益（續）

(2) 其他人士：（續）

*附註：* The Children's Investment Master Fund一向或必須遵從The Children's Investment Fund Management (UK) LLP之指示或指令。由此，The Children's Investment Fund Management (UK) LLP被視作與The Children's Investment Master Fund享有同等股份權益。

除上文所披露者外，於2007年3月31日，本公司並未獲知會有任何其他人士擁有須列入根據證券及期貨條例第336條予以存置之登記冊內於本公司之股份及相關股份之權益或淡倉。

## 僱員數目及薪酬政策

於2007年3月31日，本集團僱用合共約1,927名全職僱員（包括本集團董事）（2006：1,294名）。薪酬組合由薪金及表現掛鈎及權益掛鈎之花紅所組成。為感謝我們僱員之一直以來的支持以及貢獻，年內已向僱員支付一筆花紅。

此外，本公司已實行上文所述之三項股份相關之獎勵計劃，以提供不同方案激勵僱員，並提升其歸屬感配合集團策略。本集團之香港及大陸僱員均受惠於此類計劃。

## 退休福利計劃

本集團退休福利計劃之資料載列於綜合財務報表附註49。

## 股本優先購買權

本公司之公司細則或百慕達法例中並無股本優先購買權之條文，規定本公司須按持股比例向現有股東提呈發售新股，惟百慕達法例並無限制此等權利。

## PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the year, the Company had repurchased a total of 2,000,000 ordinary shares on the Stock Exchange at an aggregate price of HK$4,381,000 (including transaction costs), representing an average price of HK$2.19 paid for each share purchased. All of these shares were cancelled upon repurchase.

## CORPORATE GOVERNANCE

The Company's corporate governance principles and practices are set out in the Corporate Governance Report on pages 56 to 83 of the annual report.

## SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the directors acknowledge that approximately 72% of the issued share capital of the Company is held by the public.

## POST BALANCE SHEET EVENTS

Details of the major subsequent events are set out in note 56 to the consolidated financial statements.

## DONATIONS

During the year, the Group made charitable and other donations of approximately HK$20,000.

## DISCLOSURE PURSUANT TO RULES 13.20 AND 13.22 OF THE LISTING RULES

### (1) Advances to entities

As at 31 March 2007, advances to entities did not individually exceed 8% under the assets ratio as defined under rule 14.07(1) of the Listing Rules.

### (2) Financial assistance and guarantees given to affiliated companies

As at 31 March 2007, the aggregate amount of the financial assistance provided by the Group to its associated companies and jointly controlled entities (collectively the "Affiliated Companies" within the meaning under Chapter 13 of the Listing Rules) and the guarantees given by the Group for facilities granted to the Affiliated Companies did not exceed 8% under the assets ratio as defined under rule 14.07(1) of the Listing Rules.

## 上市證券之買賣及贖回

年內，本公司已在聯交所以合共4,381,000(包括交易費用)港元的價格(相當於每股已購回股份之2.19港元已付平均價)購回合共2,000,000股普通股，而該等股份已於購回時全數註銷。

## 企業管治

本公司之企業管治原則及常規載於本年報第56至83頁之企業管治報告內。

## 足夠公眾持股量

於本報告日期，董事確認本公司約72 %之已發行股本乃由公眾所持有。

## 結算日後事項

有關主要結算日後事項之詳情載於綜合財務報表之附註56 內。

## 捐款

本集團年內之慈善及其他捐款共約20,000港元。

## 根據《上市規則》第13.20及13.22條作出披露

### (1) 為若干實體提供貸款

於2007年3月31日，向實體提供之貸款個別並不超逾《上市規則》第14.07(1)條所界定資產比率之8%。

### (2) 給予聯屬公司之財務資助及擔保

於2007年3月31日，本集團給予其聯營公司及共同控制實體(按上市規則第13章之界定，統稱「聯屬公司」)之財務資助及本集團就授予聯屬公司之融資所作出之擔保合共並不超逾《上市規則》第14.07(1)條所界定資產比率之8%。

## AUDITOR

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditor of the Company.

On behalf of the Board

**Joseph Chow** *OBE, JP*
*Chairman*
Hong Kong

20 July 2007

## 核數師

一項為續聘德勤•關黃陳方會計師行為本公司核數師之決議案將提呈於股東週年大會上。

代表董事局

*主席*
**周明權** *OBE, JP*
香港

2007年7月20日

**Deloitte.**
**德勤**

**TO THE MEMBERS OF**
**PYI CORPORATION LIMITED**
**保華集團有限公司**
*(Incorporated in Bermuda with limited liability)*

We have audited the consolidated financial statements of PYI Corporation Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 106 to 207, which comprise the consolidated balance sheet as at 31 March 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

**DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS**

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

**AUDITOR'S RESPONSIBILITY**

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

**致保華集團有限公司全體股東**
*(於百慕達註冊成立之有限公司)*

本核數師(以下簡稱「我們」)已審核列載於第106至207頁保華集團有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)的綜合財務報表，包括於二零零七年三月三十一日的綜合資產負債表，以及截至該日止年度的綜合收益表、綜合權益變動表及綜合現金流量表，以及主要會計政策概要及其他附註解釋。

**董事就綜合財務報表須承擔的責任**

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港公司條例編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報綜合財務報表相關的內部控制，以使綜合財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

**核數師的責任**

我們的責任是根據我們的審核對該等綜合財務報表作出意見，並按照百慕達公司法第90條規定只向整體股東作出報告，而不可用作其他用途。我們並不就本報告之內容對任何其他人士承擔任何義務或接受任何責任。我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等綜合財務報表是否不存有任何重大錯誤陳述。

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**OPINION**

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31 March 2007 and of its profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

**Deloitte Touche Tohmatsu**
*Certified Public Accountants*

Hong Kong
20 July 2007

審核涉及執行程序以獲取有關綜合財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報綜合財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價綜合財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

**意見**

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映　貴集團於二零零七年三月三十一日的財務狀況及截至該日止年度的溢利及現金流量，並已按照香港公司條例之披露要求而妥為編製。

**德勤 • 關黃陳方會計師行**
*執業會計師*

香港
二零零七年七月二十日

For the year ended 31 March 2007 截至二零零七年三月三十一日止年度

| | | NOTES 附註 | 2007 HK$'000 千港元 | 2006 HK$'000 千港元 (restated) (重新列賬) |
|---|---|---|---|---|
| Turnover | 營業額 | 7 | **4,781,678** | 3,540,484 |
| Cost of sales | 銷售成本 | | **(4,502,108)** | (3,185,938) |
| Gross profit | 毛利 | | **279,570** | 354,546 |
| Other income | 其他收入 | 9 | **165,368** | 226,532 |
| Administrative expenses | 行政費用 | | **(238,936)** | (188,890) |
| Distribution costs | 分銷成本 | | **(18,471)** | – |
| Other expenses | 其他費用 | 10 | **(69,068)** | (78,862) |
| Finance costs | 融資成本 | 11 | **(23,597)** | (16,710) |
| Gain on disposal of interest in an associate | 出售聯營公司權益之收益 | | **5,067** | – |
| Discount on acquisition of business | 收購業務之負商譽 | 45 | **3,755** | – |
| Gain on disposal of subsidiaries | 出售附屬公司之收益 | | **–** | 60,756 |
| Reversal of impairment loss on interest in an associate | 聯營公司權益之減值虧損撥回 | | **–** | 26,914 |
| Share of results of associates | 攤佔聯營公司業績 | | **223,549** | (17,184) |
| Share of results of jointly controlled entities | 攤佔共同控制機構業績 | | **(642)** | 26 |
| Profit before taxation | 除税前溢利 | 14 | **326,595** | 367,128 |
| Taxation credit (charge) | 税收抵免(支出) | 15 | **50,552** | (52,804) |
| Profit for the year | 年度溢利 | | **377,147** | 314,324 |
| Attributable to: | 以下人士應佔： | | | |
| Equity holders of the Company as originally stated | 原列本公司之股權持有人 | | **345,665** | 310,487 |
| Prior year adjustment | 過往年度調整 | 2(a) | **–** | (31,626) |
| Equity holders of the Company as restated | 重列本公司之股權持有人 | | **345,665** | 278,861 |
| Minority interests | 少數股東權益 | | **31,482** | 35,463 |
| | | | **377,147** | 314,324 |
| Distribution | 分派 | 16 | **369,668** | 998,070 |
| | | | **HK$ 港元** | HK$ 港元 |
| Earnings per share | 每股盈利 | 17 | | |
| Basic | 基本 | | **0.236** | 0.204 |
| Diluted | 攤薄 | | **0.233** | 0.203 |

| | | NOTES 附註 | 2007 HK$'000 千港元 | 2006 HK$'000 千港元 (restated) (重新列賬) |
|---|---|---|---|---|
| NON-CURRENT ASSETS | 非流動資產 | | | |
| Property, plant and equipment | 物業、機械及設備 | 18 | **528,203** | 35,800 |
| Project under development | 發展中項目 | 20 | **2,411,680** | 1,958,869 |
| Properties under development | 發展中物業 | 21 | **44,458** | – |
| Prepaid lease payments | 預付租賃款項 | 22 | **67,968** | 23,136 |
| Goodwill | 商譽 | 23 | **61,646** | 61,646 |
| Other intangible assets | 其他無形資產 | 24 | **55,775** | 8,035 |
| Interests in associates | 聯營公司權益 | 25 | **710,234** | 411,457 |
| Deposit for acquisition of an associate | 收購聯營公司之訂金 | 25(b) | **–** | 160,211 |
| Interests in jointly controlled entities | 共同控制機構權益 | 26 | **1,928** | 2,570 |
| Available-for-sale investments | 可供出售投資 | 27 | **1,312** | 1,653 |
| Loans receivable – due after one year | 一年後到期之應收貸款 | 28 | **30,956** | – |
| Amount due from an associate – due after one year | 一年後到期之應收聯營公司款項 | 30 | **–** | 117,000 |
| Deferred consideration receivable | 應收遞延代價 | 31 | **6,597** | 10,223 |
| | | | **3,920,757** | 2,790,600 |
| CURRENT ASSETS | 流動資產 | | | |
| Properties under development | 發展中物業 | 21 | **82,732** | – |
| Properties held for sale | 持作出售物業 | | **–** | 78,245 |
| Prepaid lease payments | 預付租賃款項 | 22 | **1,766** | 575 |
| Inventories | 存貨 | | **23,425** | – |
| Loans receivable – due within one year | 一年內到期之應收貸款 | 28 | **181,508** | 105,886 |
| Amounts due from related companies – due within one year | 一年內到期之應收關連公司款項 | 29 | **150,099** | 251,852 |
| Amounts due from associates – due within one year | 一年內到期之應收聯營公司款項 | 30 | **187,314** | 227,776 |
| Amounts due from customers for contract works | 應收客戶合約工程款項 | 32 | **223,637** | 163,379 |
| Debtors, deposits and prepayments | 應收賬款、訂金及預付款項 | 33 | **1,910,690** | 1,415,407 |
| Conversion option embedded in loan receivable | 應收貸款附帶之換股權 | 34 | **1,427** | – |
| Investments held for trading | 持作買賣投資 | 35 | **155,783** | 161,693 |
| Taxation recoverable | 可退回稅款 | | **2,942** | 1,605 |
| Pledged bank deposits | 已抵押銀行存款 | 36 | **42,601** | 118,622 |
| Short term bank deposits | 短期銀行存款 | 36 | **441,769** | 526,504 |
| Bank balances and cash | 銀行結存及現金 | 36 | **294,997** | 139,534 |
| | | | **3,700,690** | 3,191,078 |

At 31 March 2007 於二零零七年三月三十一日

| | | NOTES 附註 | 2007 HK$'000 千港元 | 2006 HK$'000 千港元 (restated) (重新列賬) |
|---|---|---|---|---|
| CURRENT LIABILITIES | 流動負債 | | | |
| Amounts due to customers for contract works | 應付客戶合約工程款項 | 32 | **1,038,548** | 429,615 |
| Creditors and accrued expenses | 應付賬款及應計開支 | 37 | **1,157,990** | 899,829 |
| Amounts due to associates | 應付聯營公司款項 | 38 | **17,429** | 3,678 |
| Amounts due to minority shareholders | 應付少數股東款項 | 39 | **4,071** | 4,638 |
| Loans from minority shareholders | 少數股東貸款 | 40 | **–** | 123,439 |
| Taxation payable | 應付税項 | | **61,286** | 45,759 |
| Bank and other borrowings – due within one year | 一年內到期之銀行及其他借款 | 41 | **597,386** | 400,158 |
| | | | **2,876,710** | 1,907,116 |
| NET CURRENT ASSETS | 流動資產淨值 | | **823,980** | 1,283,962 |
| TOTAL ASSETS LESS CURRENT LIABILITIES | 總資產減流動負債 | | **4,744,737** | 4,074,562 |
| NON-CURRENT LIABILITIES | 非流動負債 | | | |
| Bank and other borrowings – due after one year | 一年後到期之銀行及其他借款 | 41 | **426,751** | 164,625 |
| Deferred consideration payable | 應付遞延代價 | 45 | **121,213** | – |
| Deferred tax liabilities | 遞延税項負債 | 42 | **947,924** | 900,000 |
| | | | **1,495,888** | 1,064,625 |
| | | | **3,248,849** | 3,009,937 |
| CAPITAL AND RESERVES | 資本及儲備 | | | |
| Share capital | 股本 | 43 | **149,171** | 137,880 |
| Reserves | 儲備 | | **2,622,681** | 2,432,752 |
| Equity attributable to equity holders of the Company | 本公司之股權持有人應佔權益 | | **2,771,852** | 2,570,632 |
| Share-based payment reserve of a subsidiary | 附屬公司之以股份支付款項儲備 | | **981** | 137 |
| Minority interests | 少數股東權益 | | **476,016** | 439,168 |
| TOTAL EQUITY | 總權益 | | **3,248,849** | 3,009,937 |

The consolidated financial statements on pages 106 to 207 were approved and authorised for issue by the Board of Directors on 20 July 2007 and are signed on its behalf by:

載於第106至207頁之財務報表已於二零零七年七月二十日獲董事局核准及授權刊發，並由下列董事代表董事局簽署：

**Joseph Chow 周明權** *OBE, JP*
*Chairman*
*主席*

**Tom Lau 劉高原**
*Managing Director*
*董事總經理*

# Consolidated Statement of Changes in Equity 綜合權益變動表

For the year ended 31 March 2007 截至二零零七年三月三十一日止年度

| | | Attributable to the equity holders of the Company 本公司之股權持有人應佔 | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Share capital 股本 HK$'000 千港元 | Share premium 股份溢價 HK$'000 千港元 | Special reserve 特別儲備 HK$'000 千港元 | Capital reserve 資本儲備 HK$'000 千港元 | Investment revaluation reserve 投資重估儲備 HK$'000 千港元 | Other reserve 其他儲備 HK$'000 千港元 | Translation reserve 匯兌儲備 HK$'000 千港元 | Share-based payment reserve 以股份支付款項儲備 HK$'000 千港元 | Retained profits 保留溢利 HK$'000 千港元 | Sub-total 小計 HK$'000 千港元 | Share-based payment reserve of a subsidiary 附屬公司之以股份支付款項儲備 HK$'000 千港元 | Minority interests 少數股東權益 HK$'000 千港元 | Total 合計 HK$'000 千港元 |
| At 31 March 2005, as originally stated | 於二零零五年三月三十一日，原列 | 136,920 | 184,811 | 124,695 | 2,480,000 | 991 | - | (561) | - | 301,116 | 3,227,972 | - | 536,425 | 3,764,397 |
| Effect of change in accounting policy *(note 2)* | 會計政策更改之影響(附註2) | - | - | - | - | - | - | - | - | 232,917 | 232,917 | - | - | 232,917 |
| At 1 April 2005, as restated | 於二零零五年四月一日，重新列賬 | 136,920 | 184,811 | 124,695 | 2,480,000 | 991 | - | (561) | - | 534,033 | 3,460,889 | - | 536,425 | 3,997,314 |
| Exchange difference arising from translation of foreign operations | 因換算海外業務而產生之匯兌差額 | - | - | - | - | - | - | 5,928 | - | - | 5,928 | - | 2,412 | 8,340 |
| Decrease in fair value of available-for-sale investments | 可供出售投資之公平價值減少 | - | - | - | - | (1,343) | - | - | - | - | (1,343) | - | (303) | (1,646) |
| Share of other reserve of an associate | 應佔聯營公司其他儲備 | - | - | - | - | - | 5,733 | - | - | - | 5,733 | - | - | 5,733 |
| Share of translation reserve of an associate | 應佔聯營公司匯兌儲備 | - | - | - | - | - | - | (224) | - | - | (224) | - | - | (224) |
| Net (expense) income recognised directly in equity | 直接於權益確認之(開支)收入淨額 | - | - | - | - | (1,343) | 5,733 | 5,704 | - | - | 10,094 | - | 2,109 | 12,203 |
| Profit for the year (restated) | 年度溢利(重新列賬) | - | - | - | - | - | - | - | - | 278,861 | 278,861 | - | 35,463 | 314,324 |
| Total recognised (expense) income for the year | 年度已確認(開支)收入總額 | - | - | - | - | (1,343) | 5,733 | 5,704 | - | 278,861 | 288,955 | - | 37,572 | 326,527 |
| Transferred from capital reserve | 轉撥自資本儲備 | - | - | - | (2,480,000) | - | - | - | - | 2,480,000 | - | - | - | - |
| Share repurchased and cancelled | 購回及註銷股份 | (1,052) | (13,426) | - | - | - | - | - | - | - | (14,478) | - | - | (14,478) |
| Recognition of equity-settled share-based payment expense | 確認以股份支付款項之費用 | - | - | - | - | - | - | - | 4,945 | - | 4,945 | 137 | - | 5,082 |
| Issue of shares under share option scheme | 根據購股權計劃發行股份 | 1 | 29 | - | - | - | - | - | (5) | - | 25 | - | - | 25 |
| Issue of shares under scrip dividend schemes | 根據以股代息計劃發行股份 | 2,011 | (2,011) | - | - | - | - | - | - | - | - | - | - | - |
| Credit arising on scrip dividends | 以股代息所產生之進賬 | - | - | - | - | - | - | - | - | 29,931 | 29,931 | - | - | 29,931 |
| Share issue expenses | 發行股份費用 | - | (274) | - | - | - | - | - | - | - | (274) | - | - | (274) |
| Distribution | 分派 | - | - | - | - | - | - | - | - | (998,070) | (998,070) | - | - | (998,070) |
| Dividend distributed by a subsidiary | 附屬公司分發之股息 | - | - | - | - | - | - | - | - | - | - | - | (18,169) | (18,169) |
| Contribution from minority shareholders | 少數股東出資 | - | - | - | - | - | - | - | - | - | - | - | 10,525 | 10,525 |
| Scrip dividends distributed by a subsidiary | 附屬公司派發之以股代息 | - | - | - | - | - | - | - | - | - | - | - | 3,313 | 3,313 |
| Acquisition of additional interests in subsidiaries | 增購附屬公司權益 | - | - | - | (201,291) | - | - | - | - | - | (201,291) | - | (130,498) | (331,789) |
| At 31 March 2006, as restated | 於二零零六年三月三十一日，重新列賬 | 137,880 | 169,129 | 124,695 | (201,291) | (352) | 5,733 | 5,143 | 4,940 | 2,324,755 | 2,570,632 | 137 | 439,168 | 3,009,937 |

# Consolidated Statement of Changes in Equity 綜合權益變動表

For the year ended 31 March 2007 截至二零零七年三月三十一日止年度

| | | Attributable to the equity holders of the Company 本公司之股權持有人應佔 | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Share capital 股本 HK$'000 千港元 | Share premium 股份溢價 HK$'000 千港元 | Special reserve 特別儲備 HK$'000 千港元 | Capital reserve 資本儲備 HK$'000 千港元 | Investment revaluation reserve 投資重估儲備 HK$'000 千港元 | Other reserve 其他儲備 HK$'000 千港元 | Translation reserve 匯兌儲備 HK$'000 千港元 | Share-based payment reserve 以股份支付款項儲備 HK$'000 千港元 | Retained profits 保留溢利 HK$'000 千港元 | Sub-total 小計 HK$'000 千港元 | Share-based payment reserve of a subsidiary 附屬公司之以股份支付款項儲備 HK$'000 千港元 | Minority interests 少數股東權益 HK$'000 千港元 | Total 合計 HK$'000 千港元 |
| At 1 April 2006, as restated | 於二零零六年四月一日，重新列報 | 137,880 | 169,129 | 124,695 | (201,291) | (352) | 5,733 | 5,143 | 4,940 | 2,324,755 | 2,570,632 | 137 | 439,168 | 3,009,937 |
| Exchange difference arising from translation of foreign operations | 因換算海外業務而產生之匯兌差額 | - | - | - | - | - | - | 54,168 | - | - | 54,168 | - | 27,800 | 81,968 |
| Decrease in fair value of available-for-sale investments | 可供出售投資之公平價值減少 | - | - | - | - | (238) | - | - | - | - | (238) | - | (103) | (341) |
| Share of translation reserve of associates | 攤佔聯營公司匯兌儲備 | - | - | - | - | - | - | 15,167 | - | - | 15,167 | - | - | 15,167 |
| Share of other reserve of associates | 攤佔聯營公司其他儲備 | - | - | - | - | - | 2,019 | - | - | - | 2,019 | - | - | 2,019 |
| Net (expense) income recognised directly in equity | 直接於權益確認之(開支)收入淨額 | - | - | - | - | (238) | 2,019 | 69,335 | - | - | 71,116 | - | 27,697 | 98,813 |
| Profit for the year | 年度溢利 | - | - | - | - | - | - | - | - | 345,665 | 345,665 | - | 31,482 | 377,147 |
| Release upon disposal of interest in associates | 出售聯營公司權益時轉出 | - | - | - | - | - | (2,991) | (218) | - | - | (3,209) | - | - | (3,209) |
| Total recognised (expense) income for the year | 年度已確認(開支)收入總額 | - | - | - | - | (238) | (972) | 69,117 | - | 345,665 | 413,572 | - | 59,179 | 472,751 |
| Transfer of reserve of an associate | 轉撥聯營公司儲備 | - | - | - | - | - | 33 | - | - | (33) | - | - | - | - |
| Shares repurchased and cancelled | 購回及註銷股份 | (200) | (4,181) | - | - | - | - | - | - | - | (4,381) | - | - | (4,381) |
| Recognition of equity-settled share-based payment expense | 確認以股份支付款項之費用 | - | - | - | - | - | - | - | 22,181 | - | 22,181 | 1,088 | - | 23,269 |
| Issue of shares under share option scheme | 根據購股權計劃發行股份 | 3,657 | 59,597 | - | - | - | - | - | (5,096) | - | 58,158 | - | - | 58,158 |
| Release upon lapse of vested share options | 於已歸屬購股權失效時轉出 | - | - | - | - | - | - | - | (63) | 63 | - | - | - | - |
| Issue of shares under share option scheme by a subsidiary | 附屬公司根據購股權計劃發行股份 | - | - | - | - | - | - | - | - | - | - | (244) | 1,744 | 1,500 |
| Issue of shares under scrip dividend schemes | 根據以股代息計劃發行股份 | 984 | (984) | - | - | - | - | - | - | - | - | - | - | - |
| Issue of shares upon acquisition of additional interests in subsidiaries | 於收購附屬公司額外權益時發行股份 | 6,850 | 192,701 | - | - | - | - | - | - | - | 199,551 | - | - | 199,551 |
| Credit arising on scrip dividends | 以股代息所產生之進賬 | - | - | - | - | - | - | - | - | 24,477 | 24,477 | - | - | 24,477 |
| Share issue expenses | 發行股份費用 | - | (635) | - | - | - | - | - | - | - | (635) | - | - | (635) |
| Distribution | 分派 | - | - | - | - | - | - | - | - | (369,668) | (369,668) | - | - | (369,668) |
| Dividend distributed by a subsidiary | 附屬公司分發之股息 | - | - | - | - | - | - | - | - | - | - | - | (17,547) | (17,547) |
| Contribution from minority shareholders | 少數股東出資 | - | - | - | - | - | - | - | - | - | - | - | 48,761 | 48,761 |
| Scrip dividends distributed by a subsidiary | 附屬公司派發之以股代息 | - | - | - | - | - | - | - | - | - | - | - | 5,472 | 5,472 |
| Acquisition of additional interests in subsidiaries | 增購附屬公司權益 | - | - | - | (142,035) | - | - | - | - | - | (142,035) | - | (60,761) | (202,796) |
| At 31 March 2007 | 於二零零七年三月三十一日 | 149,171 | 415,627 | 124,695 | (343,326) | (590) | 4,794 | 74,260 | 21,962 | 2,325,259 | 2,771,852 | 981 | 476,016 | 3,243,849 |

The special reserve of the Group represents the difference between the nominal amount of the share capital and share premium of the subsidiaries at the date on which they were acquired by the Group and the nominal amount of the share capital issued as consideration for the acquisition.

The capital reserve represents the fair value in the underlying assets and liabilities that attributable to the additional interests in subsidiaries acquired by the Group.

本集團之特別儲備指附屬公司於其被本集團收購當日之股本面值及股份溢價，與作為收購代價而發行之股本面值間之差額。

資本儲備指本集團所收購附屬公司之額外權益攤佔之相關資產及負債之公平價值。

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元<br>(restated)<br>(重新列賬) |
|---|---|---|---|
| OPERATING ACTIVITIES | 經營業務 | | |
| Profit before taxation | 除税前溢利 | **326,595** | 367,128 |
| Adjustments for: | 就下列項目進行調整： | | |
| Finance costs | 融資成本 | **23,597** | 16,710 |
| Gain on disposal of subsidiaries | 出售附屬公司之收益 | **–** | (60,756) |
| Loss (gain) on disposal of property, plant and equipment | 出售物業、機械及設備之虧損(收益) | **977** | (19,927) |
| Gain on disposal of interest in an associate | 出售聯營公司權益所致收益 | **(5,067)** | – |
| Reversal of impairment loss on interest in an associate | 聯營公司權益之減值虧損撥回 | **–** | (26,914) |
| Share of results of associates | 攤佔聯營公司業績 | **(223,549)** | 17,184 |
| Share of results of jointly controlled entities | 攤佔共同控制機構業績 | **642** | (26) |
| Release of prepaid lease payments | 調撥預付租賃款項 | **1,031** | 2,677 |
| Amortisation of intangible assets | 無形資產攤銷 | **490** | – |
| Depreciation of property, plant and equipment | 物業、機械及設備之折舊 | **21,779** | 29,180 |
| Increase in fair value of listed investments held for trading | 持作買賣之上市投資之公平價值增加 | **(83,444)** | (636) |
| Decrease in fair value of conversion option embedded in loan receivable | 應收貸款附帶之換股權之公平價值減少 | **1,650** | – |
| Increase in fair value of derivative financial instruments | 衍生金融工具之公平價值增加 | **–** | (17,895) |
| Increase in fair value of investment properties | 投資物業之公平價值增加 | **–** | (85,400) |
| Share-based payment expense | 以股份支付款項之費用 | **23,083** | 5,082 |
| Interest income | 利息收入 | **(42,444)** | (26,096) |
| Impairment loss on receivables | 應收款項之減值虧損 | **18,628** | 15,000 |
| Reversal of impairment loss on receivables | 應收款項減值虧損撥回 | **(30,324)** | (14,173) |
| Discount on acquisition of business | 收購業務之負商譽 | **(3,755)** | – |
| Operating cash flows before movements in working capital | 未計營運資金變動前之經營業務現金流量 | **29,889** | 201,138 |

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元<br>(restated)<br>(重新列賬) |
|---|---|---|---|
| Operating cash flows before movements in working capital | 未計營運資金變動前之經營業務現金流量 | **29,889** | 201,138 |
| Increase in project under development | 發展中項目增加 | **(290,888)** | (136,179) |
| Decrease in amounts due from (to) customers for contract works, net of attributable interest expenses and depreciation | 應收(付)客戶合約工程款項減少(扣除應計利息開支及折舊) | **553,472** | 23,017 |
| Decrease (increase) in properties held for sale | 持作出售物業減少(增加) | **78,245** | (73,295) |
| (Increase) decrease in loans receivable | 應收貸款(增加)減少 | **(72,759)** | 85,196 |
| Increase in inventories | 存貨增加 | **(23,425)** | – |
| (Increase) decrease in debtors, deposits and prepayments | 應收賬款、訂金及預付款項(增加)減少 | **(511,224)** | 145,421 |
| Decrease in amounts from related companies | 應收關連公司款項減少 | **115,017** | 95,029 |
| Decrease (increase) in amounts from associates | 應收聯營公司款項減少(增加) | **167,848** | (59,093) |
| Decrease in investments held for trading | 持作買賣投資減少 | **82,605** | 12,227 |
| Increase (decrease) in creditors and accrued expenses | 應付賬款及應計開支增加(減少) | **237,139** | (130,435) |
| Decrease in amounts due to jointly controlled entities | 應付共同控制機構款項減少 | **–** | (20,766) |
| Increase in amounts due to associates | 應付聯營公司款項增加 | **13,751** | 874 |
| Cash generated from operations | 來自經營業務之現金 | **379,670** | 143,134 |
| Hong Kong Profits Tax paid | 已付香港利得稅 | **(3,296)** | (2,296) |
| Hong Kong Profits Tax refunded | 香港利得稅退款 | **–** | 4,175 |
| Overseas tax paid | 已付海外稅項 | **(892)** | (192) |
| NET CASH FROM OPERATING ACTIVITIES | **來自經營業務之現金淨額** | **375,482** | 144,821 |

| | | NOTES 附註 | 2007 HK$'000 千港元 | 2006 HK$'000 千港元 (restated) (重新列賬) |
|---|---|---|---|---|
| INVESTING ACTIVITIES | **投資業務** | | | |
| Acquisition of business | 收購業務 | 45 | **(369,262)** | – |
| Acquisition of interests in associates | 收購聯營公司權益 | | **(278,520)** | – |
| Increase in properties under development | 發展中物業增加 | | **(125,996)** | – |
| Additions to property, plant and equipment | 物業、機械及設備增加 | | **(50,077)** | (14,580) |
| Acquisition of additional interests in subsidiaries | 增購附屬公司權益 | | **(7,800)** | (60,185) |
| Additions to prepaid lease payments | 預付租賃款項增加 | | **(383)** | – |
| Decrease (increase) in pledged bank deposits | 已抵押銀行存款減少(增加) | | **76,021** | (118,622) |
| Interest received | 已收利息 | | **42,070** | 25,921 |
| Proceeds from disposal of interest in an associate | 出售聯營公司權益所得款項 | | **26,055** | – |
| Dividend received from associates | 已收聯營公司股息 | | **4,790** | 12,573 |
| Repayment of deferred consideration receivable | 收回應收遞延代價 | | **4,000** | – |
| Proceeds from disposal of property, plant and equipment | 出售物業、機械及設備所得款項 | | **1,973** | 49,192 |
| Proceeds from disposal of other intangible assets | 出售其他無形資產所得款項 | | **115** | – |
| Acquisition of subsidiaries, net of cash and cash equivalents acquired | 收購附屬公司(扣除所收購之現金及與現金等值項目) | 46 | **–** | (200) |
| Deposit paid for acquisition of an associate | 收購聯營公司之已付按金 | | **–** | (160,211) |
| Disposal of subsidiaries, net of cash and cash equivalents disposed of | 出售附屬公司(扣除所出售之現金及現金等值項目) | 47 | **–** | 782,240 |
| Dividend received from a jointly controlled entity | 已收共同控制機構股息 | | **–** | 7,000 |
| NET CASH (USED IN) FROM INVESTING ACTIVITIES | **來自(用於)投資業務之現金淨額** | | **(677,014)** | 523,128 |

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元<br>(restated)<br>(重新列賬) |
|---|---|---|---|
| FINANCING ACTIVITIES | 融資活動 | | |
| New bank and other borrowings raised | 新籌措銀行及其他借款 | **1,198,106** | 557,183 |
| Proceeds from issue of shares | 發行股份所得款項 | **58,158** | 25 |
| Contribution from minority shareholders | 來自少數股東出資 | **50,261** | 10,525 |
| Repayment of bank and other borrowings | 償還銀行及其他借款 | **(850,715)** | (575,376) |
| Interest paid | 已付利息 | **(39,808)** | (27,787) |
| Loan repaid to a minority shareholder | 償還少數股東之貸款 | **(31,821)** | (217,756) |
| Dividends paid to equity holders of the Company | 已付本公司股東之股息 | **(19,531)** | (968,139) |
| Dividends paid to minority shareholders of a subsidiary | 已付附屬公司少數股東之股息 | **(12,075)** | (14,856) |
| Share repurchase | 股份回購 | **(4,381)** | (14,478) |
| Repayment of amounts due to minority shareholders | 償還應付少數股東款項 | **(3,597)** | – |
| Share issue expenses | 發行股份開支 | **(635)** | (274) |
| NET CASH FROM (USED IN) FINANCING ACTIVITIES | 來自（用於）融資活動之現金淨額 | **343,962** | (1,250,933) |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 現金及與現金等值項目增加（減少）淨額 | **42,430** | (582,984) |
| EFFECT OF FOREIGN EXCHANGE RATE CHANGES | 外幣匯率轉變影響 | **7,866** | 1,450 |
| CASH AND CASH EQUIVALENTS BROUGHT FORWARD | 現金及與現金等值項目承前 | **666,038** | 1,247,572 |
| CASH AND CASH EQUIVALENTS CARRIED FORWARD | 現金及與現金等值項目結轉 | **716,334** | 666,038 |
| ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS | 現金及與現金等值項目結存分析 | | |
| Short term bank deposits | 短期銀行存款 | **441,769** | 526,504 |
| Bank balances and cash | 銀行結存及現金 | **294,997** | 139,534 |
| Bank overdrafts | 銀行透支 | **(20,432)** | – |
| | | **716,334** | 666,038 |

## 1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). The addresses of the registered office and its principal place of business of the Company are disclosed in the "Corporate Information" section to the annual report.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The Company is an investment holding company. The activities of its principal subsidiaries, associates and jointly controlled entities are set out in note 57.

## 2. CHANGE IN ACCOUNTING POLICY

Prior to 1 April 2006, purchase of additional interest in a subsidiary was recognised by calculating the goodwill or discount as the difference between the consideration paid for the additional interest acquired and the carrying amount of the net assets of the subsidiary attributable to the acquired interest. In the current year, management reassessed the Group's accounting policy on purchase of additional interest in a subsidiary. The Company has changed its accounting policy for recognising such acquisition. Under the new accounting policy, the Group revalues, at the date of acquisition, all of the identifiable assets and liabilities of the subsidiary to fair value and recognises the fair value change attributable to the acquired interest by charging such amount to the capital reserve. Goodwill or discount arising on the purchase of the additional interest is calculated as the difference between the additional cost of the interest acquired and the increase in the Group's relevant interest, based on the fair value of all identifiable assets and liabilities of the subsidiary. The directors consider that this policy (fair value for all transactions under business combinations and acquisitions of additional interests in subsidiaries) presents a more meaningful information based on the nature of the underlying operations of the subsidiary.

This change in accounting policy had no impact on the profit for the current year.

Prior year adjustments were made to account for the change in accounting policy for the year ended 31 March 2006 in respect of the acquisition of an additional 15% interest in subsidiaries investing in Yangkou Port. The financial effects of the change in accounting policy are summarised as follows:

## 1. 概述

本公司在百慕達註冊成立為受豁免有限公司，其證券在香港聯合交易所有限公司（「香港聯交所」）上市。本公司之註冊辦事處以及其主要營業地點已於本年報「公司資料」一節作出披露。

綜合財務報表以港元呈列，港元亦為本公司之功能貨幣。

本公司為一間投資控股公司。其主要附屬公司、聯營公司及共同控制機構之業務詳情載列於附註57。

## 2. 會計政策更改

於二零零六年四月一日前，購買附屬公司之額外權益，就所收購額外權益支付之代價與攤佔該附屬公司淨資產賬面值兩者如有出現差額，則通過計算商譽或負商譽確認。於本年度，管理層重估本集團購買附屬公司額外權益之會計政策。保華已更改確認該等收購之會計政策。據新會計政策，本集團於收購當日重估該附屬公司之所有可識別資產及負債之公平價值，並通過抵扣資本儲備確認應佔收購權益之公平價值變動。購買額外權益產生之商譽或負商譽乃根據該附屬公司之所有可識別資產及負債之公平價值計算收購權益之額外成本與本集團之相關權益增加兩者間差額而釐訂。董事認為，該政策（就商業合併及購買附屬公司額外權益下之所有交易為公平價值）可就附屬公司相關業務之性質呈列更具意義之資訊。

該會計政策更改並沒對本年度收益造成影響。

於二零零六年三月三十一日止年度收購之洋口港附屬公司額外15%權益已作過往年度入賬調整。會計政策更改對財政之影響概列如下：

## 2. CHANGE IN ACCOUNTING POLICY (continued)

## 2. 會計政策更改(續)

### (a) Effects on the result for the prior year:

### (a) 對過往年度之業績之影響：

| | | 2006<br>HK$'000<br>千港元 |
|---|---|---|
| Profit attributable to equity holders of the Company, originally stated | 原列本公司之股權持有人應佔溢利 | 310,487 |
| Decrease in recognition of discount on acquisition of additional interest in subsidiaries | 確認增購附屬公司權益之負商譽減少 | (8,461) |
| Decrease in fair value of derivative financial instruments | 衍生金融工具公平價值減少 | (23,165) |
| Decrease in profit for the year | 年內溢利減少 | (31,626) |
| Profit attributable to equity holders of the Company, as restated | 重列之本公司股權持有人應佔溢利 | 278,861 |

### (b) Effects on the consolidated balance sheet as at 1 April 2005:

### (b) 對於二零零五年四月一日之綜合資產負債表之影響：

| | | As at 1.4.2005 (originally stated)<br>於二零零五年四月一日(原列)<br>HK$'000<br>千港元 | Effect of change in accounting policy<br>會計政策更改之影響<br>HK$'000<br>千港元 | As at 1.4.2005 (restated)<br>於二零零五年四月一日(重新列賬)<br>HK$'000<br>千港元 |
|---|---|---|---|---|
| Effects on asset: | 資產影響： | | | |
| Derivative financial instruments | 衍生金融工具 | 20,792 | 232,917 | 253,709 |
| Effects on equity: | 權益影響： | | | |
| Retained profits | 保留溢利 | 301,116 | 232,917 | 534,033 |

## 3. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations (the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for the Group's financial year from 1 April 2006 to 31 March 2007. The adoption of the new HKFRSs has no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been recognised.

The Group has not early applied the following new and revised standards, amendment or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendment or interpretations will have no material impact on the results and financial position of the Group.

| | |
|---|---|
| HKAS 1 (Amendment) | Capital Disclosures[1] |
| HKAS 23 (Revised) | Borrowing Costs[2] |
| HKFRS 7 | Financial Instruments: Disclosures[1] |
| HKFRS 8 | Operating Segments[2] |
| HK(IFRIC) – Int 8 | Scope of HKFRS 2[3] |
| HK(IFRIC) – Int 9 | Reassessment of Embedded Derivatives[4] |
| HK(IFRIC) – Int 10 | Interim Financial Reporting and Impairment[5] |
| HK(IFRIC) – Int 11 | HKFRS 2 – Group and Treasury Share Transactions[6] |
| HK(IFRIC) – Int 12 | Service Concession Arrangements[7] |

[1] Effective for annual periods beginning on or after 1 January 2007

[2] Effective for annual periods beginning on or after 1 January 2009

[3] Effective for annual periods beginning on or after 1 May 2006

[4] Effective for annual periods beginning on or after 1 June 2006

[5] Effective for annual periods beginning on or after 1 November 2006

[6] Effective for annual periods beginning on or after 1 March 2007

[7] Effective for annual periods beginning on or after 1 January 2008

## 3. 應用新訂及經修訂香港財務報告準則(「香港財務報告準則」)

於本年度，本集團首次採納下列於本集團二零零六年四月一日至二零零七年三月三十一日止財政年度生效之數項由香港會計師公會頒布之新準則，修訂及詮釋(「新訂香港財務報告準則」)。採納該等新訂香港財務報告準則對本期間或過往會計期間業績之編製及呈列方式並無重大影響。因此，並無作出過往期間調整。

本集團並無提早採納以下已頒布但未生效之新訂及經修改準則，修訂或詮釋。保華之董事預期應用該等準則、修訂或詮釋對本集團之業績及財政狀況將無重大影響。

| | |
|---|---|
| 香港會計準則第1號(經修訂) | 資本披露[1] |
| 香港會計準則第23號(經修改) | 借貸成本[2] |
| 香港財務報告準則第7號 | 金融工具：披露[1] |
| 香港財務報告準則第8號 | 營運分部[2] |
| 香港(國際詮釋委員會)－詮釋第8號 | 香港財務報告準則第2號之範圍[3] |
| 香港(國際詮釋委員會)－詮釋第9號 | 重新評估附帶衍生工具[4] |
| 香港(國際詮釋委員會)－詮釋第10號 | 中期財務報告及減值[5] |
| 香港(國際詮釋委員會)－詮釋第11號 | 香港財務報告準則第2號－集團及庫存股份交易[6] |
| 香港(國際詮釋委員會)－詮釋第12號 | 特許使用權服務安排[7] |

[1] 由二零零七年一月一日或以後開始之全年期間有效

[2] 由二零零九年一月一日或以後開始之全年期間有效

[3] 由二零零六年五月一日或以後開始之全年期間有效

[4] 由二零零六年六月一日或以後開始之全年期間有效

[5] 由二零零六年十一月一日或以後開始之全年期間有效

[6] 由二零零七年三月一日或以後開始之全年期間有效

[7] 由二零零八年一月一日或以後開始之全年期間有效

## 4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange ("Listing Rules") and by the Hong Kong Companies Ordinance.

**Basis of consolidation**

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

## 4. 主要會計政策

除若干金融工具乃按下文所述之會計政策按公平價值估量外，綜合財務報表乃根據歷史成本法編製。

綜合財務報表乃根據香港會計師公會頒布之香港會計準則編製。另外，綜合財務報表內已包括香港聯交所證券上市規則(「上市規則」)及香港公司條例所規定之適用披露。

**綜合基準**

綜合財務報表包括本公司及本公司所控制之附屬公司(附屬公司)之財務報表。倘本公司有能力監管一實體之財務及營運政策，以從其活動中獲益，即獲得該實體之控制權。

年內收購或出售附屬公司之業績乃由實際收購日期起或至實際出售日期止(視情況而定)計入綜合收益表中。

有需要時，附屬公司之財務報表將予以調整，以將其會計政策與本集團其他成員公司一致。

所有集團內公司間之主要交易及結餘在綜合財務報表時均予以對銷。

於綜合附屬公司資產淨值之少數股東權益與本集團於其之權益分別呈列。於資產淨值之少數股東權益包括於原有業務合併日期之該等權益金額，以及自合併日期以來之少數股東所佔之權益變動。少數股東適用之虧損超出於附屬公司權益之少數股東權益之金額乃分配至本集團之權益，惟須以少數股東有約束力之責任並可作出額外投資以填補虧損之情況為限。

4. **SIGNIFICANT ACCOUNTING POLICIES** (continued)

**Business combinations**

The acquisition of subsidiaries/business is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

**Acquisition of additional interests in subsidiaries**

On acquisition of additional interest in a subsidiary, the difference between the fair values and the carrying values of the underlying assets and liabilities attributable to the additional interest in a subsidiary acquired is charged to capital reserve. Goodwill or discount arising on the purchase of the additional interest is calculated as the difference between the additional cost of the interest acquired and the increase in the Group's interest, based on the fair value of all identifiable assets and liabilities of the subsidiary.

**Goodwill**

Goodwill arising on acquisitions of a subsidiary or an associate represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition. Such goodwill is carried at cost less any identified impairment loss.

4. **主要會計政策(續)**

**業務合併**

收購附屬公司／業務按收購會計法入賬。收購成本乃按交換日期所給予資產、所產生或承擔之負債及本集團為交換被收購公司之控制權而發行之權益工具及之公平價值，加業務合併直接應佔之成本計算。被收購方之可予識別資產、負債及或然負債，須於收購日期按其公平價值計算。

收購時產生之商譽乃確認為資產，初始按成本計量，即業務合併成本超過本集團於已確認可識別資產、負債及或然負債之公平價值淨額之溢價。於重新評估後，倘本集團於被收購公司之已可識別資產、負債及或然負債之淨公平價值所佔權益高於業務合併之成本，則該高出數額即時於損益賬內確認。

少數股東於被收購方之權益，初步按已確認資產、負債及或然負債之淨公平價值的少數股東比例計算。

**增購附屬公司權益**

增購附屬公司權益時，所增購附屬公司權益所佔之相關資產及負債之公平價值及賬面值之間差額乃於資本儲備支銷。增購權益所產生之商譽或負商譽乃基於該附屬公司一切可識別資產及負債之公平價值，按增購權益成本及本集團所增加權益之差額計算。

**商譽**

收購附屬公司或聯營公司而產生之商譽，指收購成本超逾本集團於收購當日應佔相關附屬公司或聯營公司之可識別資產、負債及或然負債之公平價值權益之差額。該商譽乃按成本減任何已識別減值虧損列賬。

## 4. SIGNIFICANT ACCOUNTING POLICIES (continued)

**Goodwill** (continued)

For the purposes of impairment testing, goodwill arising from an acquisition of a subsidiary is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

Capitalised goodwill arising on acquisition of a subsidiary/ business is presented separately in the consolidated balance sheet. Capitalised goodwill arising on acquisition of an associate which is accounted for using the equity method is included in the cost of the investment of the associate and is assessed for impairment as part of the investment.

On subsequent disposal of a subsidiary/business, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

**Discount on acquisition**

A discount on acquisition arising on an acquisition of a subsidiary/ business/additional interest in a subsidiary represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the acquisition. Discount on acquisition is recognised immediately in profit or loss.

**Property, plant and equipment**

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

## 4. 主要會計政策(續)

**商譽(續)**

就減值測試而言，收購所產生之商譽乃被分配到各預期可從收購之協同效應中受惠之有關創現單位或創現單位組別。並對已獲撥入商譽之創現單位每年或有跡象顯示該單位有可能出現減值時進行減值測試。就其於一財政年度收購產生之商譽而言，已獲撥入商譽之創現單位於該財政年度結束前進行減值測試。當創現單位之可收回金額低於該單位之賬面值，則減值虧損首先被分配至削減任何商譽之賬面值，其後以每單位內每一資產為基準按比例分配至該單位之其他資產。商譽之任何減值虧損直接於綜合收益表確認。商譽之任何減值虧損於其後期間不予撥回。

收購附屬公司／業務產生之資本化商譽另行於綜合資產負債表列賬。收購聯營公司產生之資本化商譽(以權益法列賬)列入聯營公司之投資成本，並評估投資減值。

其後出售附屬公司／業務，已資本化之商譽之應佔金額乃計入釐定出售之損益。

**收購之負商譽**

收購附屬公司／業務／增購附屬公司權益產生之收購負商譽，指被收購公司之可識別資產、負債及或然負債之公平價值淨值超出業務合併成本之部分。收購之負商譽即時於損益賬內確認。

**物業、機械及設備**

物業、機械及設備按成本減累計折舊及累計減值虧損列賬。

物業、機械及設備在計及估計剩餘價值後，按其估計可使用年期以直線法折舊以撇銷其成本。

**4. SIGNIFICANT ACCOUNTING POLICIES** (continued)

**Property, plant and equipment** (continued)

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

**Project under development/properties under development under current asset**

Project under development and properties under development under current asset which are held for future sale are stated at the lower of cost and net realisable value. Cost includes the cost of land/sea use rights, development expenditure, borrowing costs capitalised and other direct attributable expenses.

**Properties under development under non-current asset**

Properties under development for purpose not yet determined are carried in the consolidated financial statements at cost less any identified impairment loss. Cost of properties under development includes, where appropriate, interest capitalised. No depreciation has been provided for properties under development.

**Prepaid lease payments**

The up-front payments to acquire leasehold interest in land or sea are accounted for as operating leases and are stated at cost and released over the lease term on a straight-line basis.

**Interests in associates**

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

**4. 主要會計政策(續)**

**物業、機械及設備(續)**

物業、機械及設備於出售或預期繼續使用該資產時並無未來經濟利益時終止確認。因終止確認資產而產生的損益(按該項目之出售所得款項淨額與其賬面值之差額計算)於終止確認該項目當年之綜合收益表內確認。

**發展中項目/列為流動資產之發展中物業**

持作未來出售之發展中項目及列為流動資產之發展中物業乃按成本及可變現淨值兩者中較低者列賬。成本包括土地/海域使用權、開發支出、資本化借貸成本及其他直接應佔開支。

**列為非流動資產之發展中物業**

尚未確定用途之發展中物業按成本減已識別減值虧損於綜合財務報表列賬。發展中物業之成本包括(如適用)撥充資本之利息。概不就發展中物業計提折舊。

**預付租賃款項**

用作收購土地或海域之租賃權益之預付款項乃列作經營租約,並以成本入賬及按直線法於租賃期攤銷。

**聯營公司權益**

聯營公司乃投資者具有重大影響力,惟既非附屬公司亦非合營企業之實體。

## 4. SIGNIFICANT ACCOUNTING POLICIES (continued)

**Interests in associates** (continued)

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

**Interests in jointly controlled entities**

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity (which includes any long-term interest that, in substance, form part of the Group's net investment in the jointly controlled entity), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

## 4. 主要會計政策(續)

**聯營公司權益(續)**

聯營公司之業績及資產及負債均採用權益會計法計入綜合財務報表。根據權益法，於聯營公司之投資乃按成本值於綜合資產負債表列賬，並就本集團應佔聯營公司損益及權益變動(扣除任何已識別之減值虧損)之收購後變動作出調整。如本集團之應佔聯營公司虧損相等於或超過其於聯營公司之權益(包括實質上構成本集團於聯營公司淨投資之任何長期權益)，則本集團終止確認其應佔之進一步虧損。如本集團已產生法定或推定責任或代表聯營公司支付款項，則就額外應佔虧損作出撥備及確認負債。

經重估後，本集團攤佔收購當日之已識別資產、負債及或然負債之公平價值超出收購成本之金額乃隨即於損益賬中確認。

倘集團實體與本集團之聯營公司進行交易，則損益將以本集團於相關聯營公司之權益為限進行對銷，惟倘未變現虧損證明所轉讓資產出現減值時，則須全額確認虧損。

**共同控制機構權益**

共同控制機構指以合資安排另行成立之獨立機構，其合資方於該等機構之經濟活動擁有共同控制權。

共同控制機構之業績、資產及負債乃以權益會計法列入綜合財務報表。根據權益法，於共同控制機構之投資乃按成本於綜合資產負債表中列賬，並就本集團分佔該共同控制機構的損益及權益變動的收購後變動作出調整，以及減去任何已識別的減值虧損。當本集團分佔某共同控制機構的虧損相等於或超出其於該共同控制機構的權益(其包括任何長期權益，而該長期權益實質上構成本集團於該共同控制機構之投資淨額的一部份)，則本集團不再繼續確認其分佔之進一步虧損。額外分佔的虧損乃被撥備，而負債僅以本集團已產生法定或推定責任或代表該共同控制機構作出付款者為限被確認。

**4. SIGNIFICANT ACCOUNTING POLICIES** (continued)

**Interests in jointly controlled entities** (continued)

When a group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

**Intangible assets acquired in a business combination**

Intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives. Alternatively, intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses (see the accounting policy in respect of other intangible assets below).

**Other intangible assets**

On initial recognition, other intangible assets acquired separately other than from business combinations are recognised at cost. After initial recognition, other intangible assets with indefinite useful lives are carried at cost less any identified impairment loss.

Other intangible assets with finite useful lives are carried at cost less accumulated amortisation and identified impairment loss.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated income statement when the asset is derecognised.

Other intangible assets with indefinite useful lives are tested for impairment annually by comparing their carrying amounts with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of such intangible assets is estimated to be less than its carrying amount, the carrying amount of the other intangible assets is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

**4. 主要會計政策(續)**

**共同控制機構權益(續)**

倘有集團實體與本集團的共同控制機構進行交易，未變現損益根據本集團於該有關共同控制機構的權益予以撇銷，惟倘未變現虧損證明所轉讓資產出現減值時，則須全額確認虧損。

**業務合併收購之無形資產**

業務合併收購之無形資產於符合無形資產之釋義，而其公平價值能可靠地計算時獨立於商譽識別及確認。該等無形資產之成本乃其於收購日期之公平價值。

初步確認後，有限使用年限之無形資產按成本減累計攤銷及任何累計減值虧損列賬。使用年期有限之無形資產會於估計使用年限內按直線法作攤銷撥備。相反，無定限使用年期之無形資產按成本減任何其後累計減值虧損列賬(請參閱下文有關其他無形資產之會計政策)。

**其他無形資產**

於初始確認時，自業務合併以外途徑獨立購得之無形資產乃按成本確認。於初始確認後，其他具無定限使用年期之無形資產乃按成本減任何已識別減值虧損入賬。

其他具有限使用年期之無形資產乃按成本減累計攤銷及已識別減值虧損入賬。

因取消確認無形資產而產生之收益或虧損乃按出售所得款項淨額與有關資產之賬面值之差額估量，並於有關資產取消確認時在綜合收益表確認。

並無可用年期限期之無形資產每年進行減值測試，而不論是否出現任何減值跡象，方法為將其賬面值與可收回金額作比較。倘資產可收回金額估計低於其賬面值，則資產賬面值下調至其可收回金額。減值虧損即時確認為開支。

## 4. SIGNIFICANT ACCOUNTING POLICIES (continued)

**Other intangible assets** (continued)

When an impairment loss subsequently reverses, the carrying amount of such intangible assets is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for that other intangible assets in prior years. A reversal of an impairment loss is recognised as income immediately.

**Inventories**

Inventories, including gas for sales and consumables, are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average cost method. Net realisable value is based on estimated selling prices in the ordinary course of business less the estimated costs necessary to make the sale.

**Financial instruments**

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

**Financial assets**

The Group's financial assets are classified as loans and receivables, financial assets at fair value through profit or loss and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market price. The accounting policies adopted are set out below:

## 4. 主要會計政策(續)

**其他無形資產(續)**

倘減值虧損於隨後撥回，則資產賬面值將增至經修訂之估計可收回金額，惟因此而增加之賬面值不可超過假設往年並無就該資產確認減值虧損而原應釐定之賬面值。減值虧損撥回即時確認為收入。

**存貨**

存貨(包括可供出售燃氣及消耗品)按成本及可變現淨值兩者之較低者列賬。成本按加權平均成本法計算。可變現淨值乃按日常業務過程中之估計銷售價減進行銷售時必須之估計成本為基準。

**金融工具**

倘有集團實體訂立金融工具之合約，金融資產及金融負債即須於綜合資產負債表內確認。金融資產及負債初步按公平價值估量。收購或發行金融資產和金融負債(按公平價值誌入收益表之金融資產及金融負債除外)直接應佔之交易成本，應於初步確認時加入或從金融資產或金融負債(如適用)之公平價值扣除。收購按公平價值誌入損益賬之金融資產或金融負債之直接應佔交易成本，即時於損益賬確認。

**金融資產**

本集團之金融資產乃分類為「貸款及應收款項」、「按公平價值誌入損益賬之金融資產」、及「可供出售之金融資產」。所有金融資產之日常買賣乃按交易日基準確認及終止確認。日常買賣指須於按市場規則或慣例所確立之時間內交付資產之金融資產買賣。所採納之會計政策載列於下文：

**4. SIGNIFICANT ACCOUNTING POLICIES** (continued)

**Financial instruments** (continued)

**Financial assets** (continued)

*Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including bank deposits, bank balances, loans receivable, deferred consideration receivable, debtors and amounts due from related companies/associates) are carried at amortised cost using the effective interest method, less any identified impairment loss. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

*Financial assets at fair value through profit or loss*

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

*Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in profit or loss in subsequent periods.

**4. 主要會計政策(續)**

**金融工具(續)**

**金融資產(續)**

*貸款及應收款項*

貸款及應收款項為於活躍市場並無報價而附帶固定或可釐定付款之非衍生金融資產。於首次確認後之各結算日，貸款及應收款項(包括銀行存款、銀行結存、應收貸款、應收遞延代價、應收賬款、應收關連公司／聯營公司款項)採用有效利率法攤銷成本，並減任何已識別減值虧損列賬。倘有客觀證據顯示資產出現減值，則減值虧損會於損益賬確認，並按資產賬面值與按原實際利率貼現之估計未來現金流量現值之差額計算。倘資產可收回金額之增加能客觀地與確認減值後所發生之事件連繫，則減值虧損會於以後期間撥回，惟減值撥回當日之資產賬面值不得超過如無確認減值時之原來應攤銷成本。

*按公平價值誌入損益賬之金融資產*

按公平價值誌入損益賬之金融資產分為兩個子類，包括「持作買賣之金融資產」及「於初始確認時被指定為按公平價值誌入損益賬之金融資產」。於初始確認後之每個結算日，按公平價值誌入損益賬之金融資產以公平價值估量，其公平價值之變動於產生期間直接於損益賬內列賬。

*可供出售金融資產*

可供出售金融資產為非衍生項目，無論是否劃分為其他類別(載於上文)。於初始確認後之每個結算日，可供出售金融資產按公平價值計算。公平價值之變動於權益確認，直至該金融資產被出售或決定被減值，屆時過往於權益賬內確認之累計收入或虧損會自權益剔除，並於損益帳確認。可供出售金融資產之任何減值虧損於損益帳確認。可供出售之金融資產之減值虧損將不會於以後期間撥回。

## 4. SIGNIFICANT ACCOUNTING POLICIES (continued)

**Financial instruments** (continued)

**Financial liabilities and equity**

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

*Equity instruments*

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

*Financial liabilities*

The Group's financial liabilities (including creditors, amounts due to associates/minority shareholders, loans from minority shareholders, deferred consideration payable and bank and other borrowings) are measured at amortised cost, using the effective interest method, subsequent to initial recognition.

**Derivative financial instruments**

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are deemed as financial assets/liabilities held for trading and are recognised in profit or loss as they arise.

Derivative embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with change in fair value recognised in profit or loss.

**Derecognition**

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

## 4. 主要會計政策(續)

**金融工具(續)**

**金融負債及股本權益**

由集團實體發行之金融負債及股本權益工具按所訂立之合約安排性質,以及金融負債及股本權益工具之定義而分類。

*權益工具*

權益工具為帶有集團資產剩餘權益(經扣除其所有負債)之任何合約。本公司發行之權益工具乃按已收款項減直接發行成本記賬。

*金融負債*

本集團之金融負債(包括應付賬款、應付聯營公司/少數股東、少數股東貸款、應付遞延代價以及銀行及其他貸款)均按有效利率法於初始確認後以攤銷成本計算。

**衍生金融工具**

衍生金融工具初步按合約日期以公平價值入賬,並於其後之報告日期重新計算至公平價值。

不符合對沖會計法之衍生金融工具之公平價值變動均視作持作買賣金融資產/負債並於產生時在損益賬中確認。

倘衍生金融工具之風險及特徵與主合約並無關連,而主合約並非以公平價值入賬且未變現盈虧並非未錄入損益賬,列入其他金融工具或其他非金融工具之衍生金融工具則被當作獨立衍生金融工具。

**終止確認**

當自資產收取現金流量之權利已屆滿,或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部分風險及回報轉移,則金融資產將被終止確認。於終止確認金融資產時,資產賬面值與已收代價及已直接於權益確認之累計損益之總和之間差額,將於損益賬中確認。

4. **SIGNIFICANT ACCOUNTING POLICIES** (continued)
**Financial instruments** (continued)
**Derecognition** (continued)
Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

**Impairment (other than goodwill and intangible asset with indefinite lives)**
At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as expenses immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

**Construction contracts**
When the outcome of a construction contract can be estimated reliably, contract costs are recognised as expenses by reference to the stage of completion of the contract activity at the balance sheet date on the same basis as contract revenue. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as expenses in the period in which they are incurred. Variations in contract work and claims are included to the extent that they have been agreed with the customer. Provision is made for expected losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profit less recognised loss exceed progress billings, the excess is shown as amount due from a customer for contract work. Where progress billings exceed contract costs incurred to date plus recognised profit less recognised loss, the excess is shown as amount due to a customer for contract work.

4. **主要會計政策(續)**
**金融工具(續)**
**終止確認(續)**
至於金融負債，惟當其已告失效時(即當於有關合約所訂明責任獲解除、取消或屆滿時)才於本集團之資產負債表中終止確認。終止確認金融負債之賬面值與已付或應付代價之間差額於損益賬確認。

**減值(不包括商譽及無定限可使用年期之無形資產)**
於每一結算日，本集團審閱其資產之賬面值，以便確定是否有任何跡象顯示該等資產蒙受減值虧損。倘一項資產之可收回款額估計少於其賬面值，則該項資產之賬面值將撇減至其可收回款額。減值虧損即時確認為開支。

倘減值虧損隨後撥回，則該項資產之賬面值將增加至可收回款額之經修訂估計數額，惟增加後之賬面值不得超過倘於過往年度並無確認減值虧損所計算之賬面值。撥回之減值虧損即時確認為收入。

**建築合約**
倘建築合約之結果可確實地予以估計，則工程費用參考合約於結算日之完成階段(與工程收入之基準相同)確認為開支。倘建築合約之結果不可確實地予以估計，則工程費用在產生之期間確認為開支。合約工程之變動金額及索償額乃按客戶所協定者列賬。倘管理層估計有可預見虧損，則會為此計提撥備。

倘現時之工程費用加經確認溢利減經確認虧損超出進度付款，則盈餘以應收客戶合約工程款項呈示。倘進度付款超出現時之工程費用加經確認溢利減經確認虧損，則盈餘以應付客戶合約工程款項呈示。

## 4. SIGNIFICANT ACCOUNTING POLICIES (continued)

### Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease.

Rentals payable under operating leases are charged to profit or loss on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

### Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes.

Revenue from a construction contract is recognised on the percentage of completion method, measured by reference to the value of work certified during the year.

Project management service income and facilities management service income is recognised when services are provided.

Revenue from distribution of liquefied petroleum gas ("LPG") is recognised when goods are delivered and title has passed.

Revenue from sale of properties is recognised upon the execution of a binding sales agreement.

Revenue from sale of securities is recognised when the sale contract becomes unconditional.

Rental income under operating leases is recognised on a straight-line basis over the term of the relevant lease.

Dividend income from investments is recognised when the Group's right to receive payment has been established.

Service income is recognised at the time when services are rendered.

## 4. 主要會計政策(續)

### 租約

倘租約條款將所有權絕大部份風險及收益轉讓予承租人，則租約被分類為融資租約。所有其他租約被分類為經營租約。

經營租約之租金收入於有關租約年期按直線基準在收入報表確認。

根據經營租約應付租金於有關租約年期按直線基準在損益賬扣除。訂立經營租約時已收及應收作為獎勵之利益，於租約年期按直線基準扣減租金開支。

### 收入確認

收入按已收取或應收取代價之公平價值估量確認，代表於日常業務過程中提供商品及服務之應收款項減折扣及與銷售有關之稅項。

來自建築合約之收入乃按竣工百分比方法，並參考年內已進行工程價值確認。

項目管理服務收入及設施管理服務收入於提供服務時確認。

分銷液化石油氣之收入於送達貨品及所有權轉移時確認。

銷售物業之收入於簽訂具約束力之銷售協議時確認。

銷售證券之收入乃於銷售合同成為無條件時確認。

經營租約租金收入按有關租約年期以直線法確認。

投資之股息收入於本集團收取股息之權利確立時確認。

服務收入於提供服務時確認。

4. **SIGNIFICANT ACCOUNTING POLICIES** (continued)

**Revenue recognition** (continued)

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

**Borrowing costs**

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

**Retirement benefit costs**

Payments to defined contribution retirement benefit schemes are charged as an expense or capitalised in contracts in progress, where appropriate, when employees have rendered service entitling them to the contributions.

**Taxation**

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

4. **主要會計政策(續)**

**收入確認(續)**

利息收入按時間比例基準,參照未償還本金金額及按有效利率計入,該利率乃按照預計年期來折現估計未來現金收益達致該資產賬面淨值。

**借貸成本**

與符合以下條件之資產(需一段頗長時間方可提供作擬定用途或銷售之資產)之收購、建築或生產直接有關之借貸成本,乃撥作該等資產之部份成本。於資產大致上可供用作擬定用途或銷售後,該等借貸成本便不再撥作資本。特定借貸於撥作符合條件資產之支出前用作短暫投資所賺取之投資收入,會自撥作資本之借貸成本中扣除。

其他一切借貸成本在產生之期間內確認為開支。

**退休福利成本**

定額供款退休福利計劃之款額在當員工提供服務而享有該款額時,於到期支付時列作開支或撥作在建合約項目之資本(如適用)。

**稅項**

所得稅開支指現時應付稅項及遞延稅項。

現時應付稅項乃按本期間應課稅溢利計算。應課稅溢利與收益表中所報溢利淨額不同,乃由於前者不包括在其他年度應課稅收入或可扣稅開支項目,並且不包括永不需課稅或扣稅之項目。本集團之本期稅項負債乃按於結算日前已頒布或實質頒布之稅率計算。

## 4. SIGNIFICANT ACCOUNTING POLICIES (continued)

**Taxation** (continued)

Deferred tax is recognised on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

**Foreign currencies**

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

## 4. 主要會計政策(續)

**稅項(續)**

遞延稅項乃按財務報表資產及負債賬面值及計算應課稅溢利相應稅基之差額確認，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時差額扣稅之應課稅溢利時提撥。若於一項交易中，因商譽或因業務合併以外原因開始確認其他資產及負債而引致之臨時差額既不影響應課稅溢利，亦不影響會計溢利，則不會確認該等資產及負債。

遞延稅項資產的賬面值會於各結算日進行審閱及扣減，直至未來不可能有足夠的應課稅溢利令有關資產得以全部或部份用回。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於收益表中扣除或計入收益表。惟倘遞延稅項與直接在權益中扣除或計入權益之項目有關，則遞延稅項亦會於權益中處理。

**外幣**

編製集團旗下個別實體之財務報表時，以該實體之功能貨幣以外貨幣(外幣)進行之交易，按交易日期之適用匯率折算為其功能貨幣(即該實體經營業務所在主要經濟環境之貨幣)入賬。於各結算日，以外幣列值之貨幣項目按該結算日之適用匯率重新換算。按公平價值入賬之以外幣列值之非貨幣項目，按釐定其公平價值當日之適用匯率重新換算。按歷史成本估量之以外幣列值非貨幣項目不予重新換算。

4. **SIGNIFICANT ACCOUNTING POLICIES** (continued)

**Foreign currencies** (continued)

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

**Share-based payment transactions**

In relation to share options granted and vested before 1 April 2005, the Group did not recognise the financial effect of those share options until they were exercised.

For share options granted to directors and employees of the Group after 1 April 2005, the fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share-based payment reserve).

4. **主要會計政策(續)**

**外幣(續)**

結算貨幣項目及換算貨幣項目所產生匯兌差額，於該等差額產生期間之損益賬內確認，惟因構成本集團於海外業務淨投資一部分之貨幣項目所產生匯兌差額除外，於此情況下，該等匯兌差額於綜合財務報表內權益確認。重新換算按公平價值入賬之非貨幣項目所產生匯兌差額計入期內損益，惟重新換算損益直接於權益確認之非貨幣項目所產生差額除外，於此情況下，匯兌差額亦直接於權益確認。

就綜合財務報表之呈列方式而言，本集團海外業務之資產與負債按於結算日適用之匯率換算為本公司之呈列貨幣(即港元)，而其收入及開支則按該年度之平均匯率換算，惟匯率於該期間大幅波動則除外，於此情況下，則按各交易日期適用之匯率換算。產生之匯兌差額(如有)確認為權益之獨立部分(匯兌儲備)。該等匯兌差額於出售海外業務期間之損益賬內確認。

收購境外業務時所產生之已收購可識別資產之商譽及公平價值調整，乃視為該境外業務之資產及負債處理，並按結算日適用之匯率換算。產生之匯兌差額確認為匯兌儲備。

**以股份支付款項之交易**

就於二零零五年四月一日前授出及歸屬之購股權，本集團於行使後方會確認該等購股權之財務影響。

就於二零零五年四月一日後授予本集團董事及僱員之購股權，所獲服務之公平價值乃參考購股權於授出日期之公平價值釐定，在權益歸屬期間以直線法列作開支，並於權益(即以股份支付款項儲備)作相應之增加。

4. **SIGNIFICANT ACCOUNTING POLICIES** (continued)

**Share-based payment transactions** (continued)

At each balance sheet date, the Group revises its estimates of the number of options that are expected to ultimately vest. The impact of the revision of the estimates, if any, is recognised in profit or loss with a corresponding adjustment to share-based payment reserve. At the time when the share options are exercised, the amount previously recognised in share-based payment reserve will be transferred to share premium. When the share options are forfeited after vesting date or are still not exercised at the expiry date, the amount previously recognised in share-based payment reserve will be transferred to retained profits.

5. **KEY SOURCES OF ESTIMATION UNCERTAINTY**

In the process of applying the Group's accounting policies, management has made various estimates based on past experiences, expectations of the future and other information. The key sources of estimation uncertainty that may significantly affect the amounts recognised in the consolidated financial statements are disclosed below.

**Deferred tax asset**

At 31 March 2007, a deferred tax asset in relation to unused tax losses of HK$734,000,000 has not been recognised in the Group's consolidated balance sheet due to unpredictability of future profit streams on those subsidiaries. In cases where the actual future profits generated by those subsidiaries are more than expected, a material deferred tax credit would be recognised in the consolidated income statement in the period in which the tax losses are utilised.

6. **FINANCIAL INSTRUMENTS**

**6a. Financial risk management objectives and policies**

The Group's major financial instruments include bank deposits, bank balances, debtors, loans receivable, available-for-sale investments, investments held for trading, conversion option, creditors, amounts due from (to) associates/related companies/ minority shareholders, loans from minority shareholders and bank and other borrowings. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below:

4. **主要會計政策(續)**

**以股份支付款項之交易(續)**

於各結算日，本集團會修改其對預期最終歸屬之購股權數目的估計。修改估計之影響(如有)會於損益賬確認並對以股份支付款項儲備作相應調整。購股權獲行使時，先前於以股份支付款項儲備中確認之款項將撥入股份溢價。當購股權於歸屬日期後被沒收或於屆滿日期仍未行使，先前於以股份支付款項儲備中確認之款項將撥入保留溢利。

5. **不確定估計之主要來源**

應用本集團之會計政策時，管理層根據過往經驗、對未來之期望及其他資料作出多項估計。可能對在財務報表內確認之數額具重大影響之不確定估計之主要來源披露如下。

**遞延税項資產**

於二零零七年三月三十一日，由於未來溢利來源不可預測，涉及未動用税務虧損之遞延税項資產734,000,000港元並無於本集團綜合資產負債表確認。如有所產生實際未來溢利高於預期之情況，重大遞延税項抵免將於動用税務虧損期間於綜合收益表確認。

6. **金融工具**

**6a. 金融風險管理目標及政策**

本集團之主要金融工具包括銀行存款、銀行結存、應收賬款、應收貸款、可供出售投資、持作買賣投資、換股權、應付賬款、應收(付)聯營公司／關連公司／少數股東款項、少數股東貸款及銀行與其他借款。上述金融工具所附帶之主要風險及減輕此等風險之政策載列如下：

6. **FINANCIAL INSTRUMENTS** (continued)

**6a. Financial risk management objectives and policies** (continued)

**(a) Market risk**

*(i) Interest rate risk*

The Group's exposure to fair value interest rate risk relates primarily to the fixed-rate debt obligations, including bank and other borrowings. For the variable-rate borrowings, it is exposed to cash flow interest rate risk. The Group's interest-bearing financial assets (including loans receivable, amounts due from associates/related companies and bank balances) have exposure to cash flow interest rate due to the fluctuation of the prevailing market interest.

The Group has not entered into interest rate hedging contracts. However, management monitors closely the interest rate exposure and will consider using interest rate swap should the need arise.

*(ii) Currency risk*

Foreign currency risk is the risk that the value of a monetary item will fluctuate because of changes in foreign exchange rates. Certain receivables of the Group are denominated in foreign currencies such as Australian dollars ("A$") which expose the Group to foreign currency risk. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign currency exposure and will consider hedging significant foreign currency exposure should the need arise.

*(iii) Other price risk*

The Group is exposed to equity security price risk on its available-for-sale and held for trading investments. Management manages this exposure by maintaining a portfolio of investments with different risk profiles.

**(b) Credit risk**

The Group's principal financial assets are bank deposits and bank balances, loans receivable, debtors and amounts due from related companies/associates.

The credit risk on bank deposits and bank balances is limited because the counterparties are banks with good reputation.

6. **金融工具(續)**

**6a. 金融風險管理目標及政策(續)**

**(a) 市場風險**

*(i) 利率風險*

本集團之公平價值利率風險主要為定息債項承擔,包括銀行及其他借貸。浮息借貸而言,則須面對現金流利率風險。由於現行市場利率波動,本集團之計息金融資產(包括應收貸款、應收聯營公司/關連公司款項及銀行結存)須面對現金流利率風險。

本集團並無訂立利率對沖合約。然而,管理層會密切注視利率風險,並會於必要時考慮利用利率掉期。

*(ii) 貨幣風險*

外幣風險指貨幣項目價值將因匯率變動而波動之風險。本集團若干應收款乃以澳元等外幣計值,使本集團須面對外幣風險。本集團目前並無外幣對沖政策。然而,管理層會密切注視外幣風險,並會於必要時考慮對沖外幣風險。

*(iii) 其他價格風險*

本集團因其可供出售及持作買賣投資而有權益證券之價格風險。管理層乃透過持有風險特性各異之投資組合來管控此種風險。

**(b) 信貸風險**

本集團之主要金融資產為銀行存款及銀行結存、應收貸款、銷貨客戶及應收關連公司/聯營公司款項。

由於交易對手為信譽良好之銀行,故銀行存款及銀行結存之信貸風險有限。

## 6. FINANCIAL INSTRUMENTS (continued)

### 6a. Financial risk management objectives and policies (continued)

**(b) Credit risk** (continued)

The Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge obligations by the counterparties is:

- the carrying amount of the respective recognised financial assets as stated in the consolidated balance sheet; and

- the amount of contingent liabilities as disclosed in note 50.

In order to minimise the credit risk, management has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual debtor to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

Due to the fact that there are only a few major property developers in Hong Kong, the Group has significant concentration of credit risk in a few customers and significant concentration of credit risk by geographic location in Hong Kong. In view of their credit standings, good payment record in the past and long term relationships with the Group, the directors of the Company consider that the Group's credit risk is minimal. At the balance sheet date, the outstanding balances from the five largest customers amounted to approximately HK$541,617,000.

With respect to credit risk arising from amounts due from related companies and associates, the Group's exposure to credit risk arising from default of counterparties is limited as the counterparties have a good credit standing and the Company does not expect any significant loss for uncollected advances from these entities.

## 6. 金融工具(續)

### 6a. 金融風險管理目標及政策(續)

**(b) 信貸風險(續)**

本集團在交易對手未能履行責任情況下，有關各類金融資產所承擔之最大信貸風險即：

- 綜合資產負債表上呈列各已確認金融資產之賬面值；及

- 附註50所披露之或然負債。

為盡量降低信貸風險，管理層已委派一小組專責釐定信貸限額、信貸審批及其他監管手續，確保就追回過期欠款採取跟進措施。另外，本集團會定期覆核各銷貨客戶之可收回款額及應收關連公司及聯營公司款額，確保就未能收回之款項作出恰當撥備。就此而言，本公司董事認為本集團之信貸風險已大幅降低。

由於香港只有少數大型地產發展商，引致本集團有重大信貸集中風險於數名客戶及集中於香港之地理位置。由於彼等信譽昭著、過去付款記錄良好及與本集團有長期關係，故本公司董事認為本集團之信貸風險屬微不足道。結算日時，來自五大客戶之未償還結餘約為541,617,000港元。

就應收關連公司及聯營公司之信貸風險而言，由於各方之信用水平良好，本集團因對方違約而產生之信貸風險有限，本集團亦預期不會有任何未能向該等實體收回借款之重大損失。

6. **FINANCIAL INSTRUMENTS** (continued)

**6a. Financial risk management objectives and policies** (continued)

**(c) Liquidity risk**

The objective of the Group is to maintain a balance between the continuity of funding and the flexibility through the use of bank and other borrowings. In addition, banking facilities have been put in place for general funding purposes.

**6b. Fair value**

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices;
- the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions; and
- the fair value of derivative instruments are calculated using quoted prices. Where such prices are not available, the fair value of a non-option derivative is estimated using discounted cash flow analysis and the applicable yield curve. For option-based derivatives, option pricing models are adopted.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

7. **TURNOVER**

Turnover represents the total value of contract work certified and the gross proceeds received and receivable from project management services in connection with contract work rendered by the Group, service income from facilities management, revenue from LPG distribution, property rental and related income, income from loans receivable, dividend income from investments and gross proceeds from sale of securities/properties during the year and is analysed as follows:

6. **金融工具**(續)

6a. **金融風險管理目標及政策**(續)

**(c) 流動資金風險**

本集團之目標為通過銀行及其他借貸取得持續融資與靈活性之平衡。此外，一般融資目的則透過設立銀行融通額度。

6b. **公平價值**

金融資產及金融負債之公平價值按以下方式釐定：

- 具備標準條款及條件並可於高流動性市場交易之金融資產，其公平價值根據市場報價釐定；
- 其他金融資產及金融負債(不包括衍生工具)之公平價值乃按公認定價模式以現有市場交易價格作現金流量分析折現至現值而釐定；及
- 衍生工具之公平價值乃以報價計算。倘若並無報價，非期權衍生工具之公平價值乃以折現現金流分析法及適用孳息曲線推測；基於期權之衍生工具之公平價值乃以期權定價模式推測。

董事認為，綜合財務報表中按攤銷成本列賬之金融資產及金融負債之賬面值與彼等之公平價值相若。

7. **營業額**

營業額指年內經核實之合約工程總值以及本集團就其合約工程提供項目管理服務已收及應收款項毛額、設施管理服務收入、分銷液化石油氣收入、物業租金及相關收入、應收貸款收入、投資股息收入及出售證券／物業所得款項毛額，分析如下：

## 7. TURNOVER (continued)

## 7. 營業額(續)

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Revenue from construction contracts | 建築合約收益 | **4,325,799** | 3,075,871 |
| Sale of securities | 出售證券 | **137,966** | 297,678 |
| Revenue from LPG distribution | 分銷液化石油氣收入 | **110,414** | – |
| Income from loans receivable | 應收貸款收入 | **77,466** | 86,129 |
| Sale of properties | 出售物業 | **98,000** | 8,759 |
| Facilities management service income | 設施管理服務收入 | **17,204** | 5,516 |
| Project management service income | 項目管理服務收入 | **9,375** | 26,776 |
| Dividend income from listed investments held for trading | 持作買賣上市投資之股息收入 | **2,819** | 3,024 |
| Property rental and related income | 物業租金及相關收入 | **2,635** | 36,731 |
| | | **4,781,678** | 3,540,484 |

## 8. BUSINESS AND GEOGRAPHICAL SEGMENTS

### Business segments

For management purposes, the Group's operations are currently organised into seven operating divisions, namely management contracting, project management, facilities management, port and infrastructure development and logistics, LPG distribution, treasury investment and property investment. These divisions form the basis on which the Group reports its primary segment information.

In the previous year, the Group's operations were organised into seven segments, namely building construction, civil engineering, project management, facilities management, port and infrastructure development, treasury investment and property investment. During the year, management has reorganised the operating segments by grouping the building construction and civil engineering segments into the management contracting segment. Comparative segment information has been restated accordingly.

## 8. 業務及地區分部

### 業務分類

就管理方面而言，本集團之業務現分為七大營運部門，分別為承建管理、項目管理、設施管理、港口及基建發展與物流、液化石油氣分銷、庫務投資及物業投資。此等部門組成本集團匯報主要分部資料之基準。

於上年期間，本集團之業務乃分為七個分部，分別為樓宇建造、土木工程、項目管理、設施管理、港口及基建發展、庫務投資及物業投資。於本年度內，管理層將其經營分部重組，將樓宇建造及土木工程歸納為承建管理分部，比較之分類資料已相應地獲重新呈列。

## 8. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued) 業務及地區分部(續)

**Business segments** (continued) 業務分類(續)

Business segment information for the year ended 31 March 2007 is presented below:

截至二零零七年三月三十一日止年度之業務分類資料呈列如下：

| | Management contracting 承建管理 HK$'000 千港元 | Project management 項目管理 HK$'000 千港元 | Facilities management 設施管理 HK$'000 千港元 | Port and infrastructure development and logistics 港口及基建發展與物流 HK$'000 千港元 | LPG distribution 液化石油氣分銷 HK$'000 千港元 | Treasury investment 庫務投資 HK$'000 千港元 | Property investment 物業投資 HK$'000 千港元 | Eliminations 對銷 HK$'000 千港元 | Consolidated 綜合 HK$'000 千港元 |
|---|---|---|---|---|---|---|---|---|---|
| **TURNOVER 營業額** | | | | | | | | | |
| External sales 對外銷售 | 4,325,799 | 9,375 | 17,204 | - | 110,414 | 218,251 | 100,635 | - | 4,781,678 |
| Inter-segment sales 分部間銷售 | 1,596 | 12,215 | 7,423 | 1,264 | - | - | - | (22,498) | - |
| | 4,327,395 | 21,590 | 24,627 | 1,264 | 110,414 | 218,251 | 100,635 | (22,498) | 4,781,678 |
| **RESULTS 業績** | | | | | | | | | |
| Segment results 分部業績 | 58,733 | 2,797 | (3,008) | (14,472) | 3,304 | 173,680 | 13,863 | - | 234,897 |
| Unallocated expenses 未經分配之開支 | | | | | | | | | (158,878) |
| Interest income 利息收入 | | | | | | | | | 42,444 |
| Finance costs 融資成本 | | | | | | | | | (23,597) |
| Discount on acquisition of business 收購業務之負商譽 | - | - | - | - | 3,755 | - | - | - | 3,755 |
| Gain on disposal of interest in an associate 出售聯營公司權益之收益 | - | - | - | - | - | 5,067 | - | - | 5,067 |
| Share of results of associates 攤佔聯營公司業績 | 1,299 | 681 | - | 149,717 | - | - | 71,852 | - | 223,549 |
| Share of results of jointly controlled entities 攤佔共同控制機構業績 | (642) | - | - | - | - | - | - | - | (642) |
| Profit before taxation 除稅前溢利 | | | | | | | | | 326,595 |
| Taxation credit 稅收抵免 | | | | | | | | | 50,552 |
| Profit for the year 年度溢利 | | | | | | | | | 377,147 |

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

分部之間之銷售額乃按市價收取或(倘並無可供參考之市價)按雙方協定及同意之條款收取。

## 8. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

**Business segments** (continued)

At 31 March 2007

## 8. 業務及地區分部(續)

業務分類(續)

於二零零七年三月三十一日

| | | Management contracting 承建管理 HK$'000 千港元 | Project management 項目管理 HK$'000 千港元 | Facilities management 設施管理 HK$'000 千港元 | Port and infrastructure development and logistics 港口及基建發展與物流 HK$'000 千港元 | LPG distribution 液化石油氣分銷 HK$'000 千港元 | Treasury investment 庫務投資 HK$'000 千港元 | Property investment 物業投資 HK$'000 千港元 | Consolidated 綜合 HK$'000 千港元 |
|---|---|---|---|---|---|---|---|---|---|
| **ASSETS** | **資產** | | | | | | | | |
| Segment assets | 分部資產 | 1,966,433 | 23,329 | 4,246 | 3,161,018 | 308,674 | 678,049 | 51,729 | 6,193,478 |
| Interests in associates | 聯營公司權益 | 29,038 | 3,376 | - | 605,179 | - | - | 72,641 | 710,234 |
| Interests in jointly controlled entities | 共同控制機構權益 | 1,928 | - | - | - | - | - | - | 1,928 |
| Unallocated assets | 未分配資產 | | | | | | | | 715,807 |
| Total assets | 總資產 | | | | | | | | 7,621,447 |
| **LIABILITIES** | **負債** | | | | | | | | |
| Segment liabilities | 分部負債 | 1,844,278 | 1,845 | 2,265 | 665,139 | 33,712 | 2,769 | 346 | 2,550,354 |
| Unallocated liabilities | 未分配負債 | | | | | | | | 1,822,244 |
| Total liabilities | 總負債 | | | | | | | | 4,372,598 |
| **OTHER INFORMATION** | **其他資料** | | | | | | | | |
| Capital additions attributable to segment | 分部應佔之資本增添 | 19,418 | 46 | 1,300 | 401,552 | 128,491 | - | 336 | 551,143 |
| Unallocated capital additions | 未分配資本增添 | | | | | | | | 3,743 |
| | | | | | | | | | 554,886 |
| Depreciation and amortisation attributable to segment | 分部應佔之折舊及攤銷 | 5,853 | 4 | 169 | 10,085 | 3,529 | 44 | 1 | 19,685 |
| Unallocated depreciation and amortisation | 未分配折舊及攤銷 | | | | | | | | 2,584 |
| | | | | | | | | | 22,269 |
| Impairment loss on receivables | 應收款項減值虧損 | 615 | - | - | - | - | 18,000 | - | 18,615 |
| Unallocated amount | 未分配金額 | | | | | | | | 13 |
| | | | | | | | | | 18,628 |
| Loss on disposal of property, plant and equipment | 出售物業、機械及設備之虧損 | 979 | - | - | - | - | - | - | 979 |
| Unallocated amount | 未分配金額 | | | | | | | | (2) |
| | | | | | | | | | 977 |
| Reversal of impairment loss on receivables | 應收款項減值虧損撥回 | - | - | - | - | - | 30,324 | - | 30,324 |

## 8. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued) 8. 業務及地區分部（續）

**Business segments** (continued)

業務分類（續）

Business segment information for the year ended 31 March 2006 is presented below:

截至二零零六年三月三十一日止年度之業務分類資料呈列如下：

| | | Management contracting 承建管理 HK$'000 千港元 | Project management 項目管理 HK$'000 千港元 | Facilities management 設施管理 HK$'000 千港元 | Port and infrastructure development 港口及基建發展 HK$'000 千港元 | Treasury investment 庫務投資 HK$'000 千港元 | Property investment 物業投資 HK$'000 千港元 | Eliminations 對銷 HK$'000 千港元 | Consolidated 綜合 HK$'000 千港元 (restated) (重新列賬) |
|---|---|---|---|---|---|---|---|---|---|
| **TURNOVER** | **營業額** | | | | | | | | |
| External sales | 對外銷售 | 3,075,871 | 26,776 | 5,516 | - | 386,831 | 45,490 | - | 3,540,484 |
| Inter-segment sales | 分部間銷售 | 283 | - | 1,471 | - | 3,481 | 15,515 | (20,750) | - |
| | | 3,076,154 | 26,776 | 6,987 | - | 390,312 | 61,005 | (20,750) | 3,540,484 |
| **RESULTS** | **業績** | | | | | | | | |
| Segment results | 分部業績 | 120,209 | 16,049 | 1,593 | - | 79,922 | 12,161 | - | 229,934 |
| Unallocated other income | 未經分配之其他收入 | | | | | | | | 82,289 |
| Unallocated expenses | 未經分配之開支 | | | | | | | | (128,288) |
| Interest income | 利息收入 | | | | | | | | 26,096 |
| Finance costs | 融資成本 | | | | | | | | (16,710) |
| Increase in fair value of derivative financial instruments | 衍生金融工具公平價值增加 | - | - | - | 17,895 | - | - | - | 17,895 |
| Increase in fair value of investment properties | 投資物業公平價值增加 | - | - | - | - | - | 85,400 | - | 85,400 |
| (Loss) gain on disposal of subsidiaries | 出售附屬公司之（虧損）收益 | (4,456) | - | - | - | - | 58,462 | - | 54,006 |
| Gain on disposal of subsidiaries not attributable to segment | 出售附屬公司但未計入分部之收益 | | | | | | | | 6,750 |
| Reversal of impairment loss on interest in an associate | 取消聯營公司權益之減值虧損 | - | - | - | - | 26,914 | - | - | 26,914 |
| Share of results of associates | 攤佔聯營公司業績 | 1,043 | 1,106 | - | - | (27,949) | 629 | - | (25,171) |
| Share of results of associates not attributable to segment | 攤佔未計入分部之聯營公司收益 | | | | | | | | 7,987 |
| Share of results of jointly controlled entities | 攤佔共同控制機構業績 | 26 | - | - | - | - | - | - | 26 |
| Profit before taxation | 除稅前溢利 | | | | | | | | 367,128 |
| Taxation charge | 稅項 | | | | | | | | (52,804) |
| Profit for the year | 年度溢利 | | | | | | | | 314,324 |

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

分部之間之銷售額乃按市價收取或（倘並無可供參考之市價）按雙方釐定及同意之條款收取。

## 8. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

## 8. 業務及地區分部(續)

**Business segments** (continued)

**業務分類(續)**

At 31 March 2006

於二零零六年三月三十一日

| | | Management contracting 承建管理 HK$'000 千港元 | Project management 項目管理 HK$'000 千港元 | Facilities management 設施管理 HK$'000 千港元 | Port and infrastructure development 港口及基建發展 HK$'000 千港元 | Treasury investment 庫務投資 HK$'000 千港元 | Property investment 物業投資 HK$'000 千港元 | Consolidated 綜合 HK$'000 千港元 |
|---|---|---|---|---|---|---|---|---|
| **ASSETS** | **資產** | | | | | | | |
| Segment assets | 分部資產 | 1,414,854 | 45,980 | 3,639 | 2,254,969 | 960,849 | 78,494 | 4,758,785 |
| Interests in associates | 聯營公司權益 | 32,366 | 2,564 | - | - | 375,899 | 628 | 411,457 |
| Interests in jointly controlled entities | 共同控制機構權益 | 2,570 | - | - | - | - | - | 2,570 |
| Unallocated assets | 未分配資產 | | | | | | | 808,866 |
| Total assets | 總資產 | | | | | | | 5,981,678 |
| **LIABILITIES** | **負債** | | | | | | | |
| Segment liabilities | 分部負債 | 1,210,817 | 5,283 | 1,895 | 263,278 | 96,136 | 43,674 | 1,621,083 |
| Unallocated liabilities | 未分配負債 | | | | | | | 1,350,658 |
| Total liabilities | 總負債 | | | | | | | 2,971,741 |
| **OTHER INFORMATION** | **其他資料** | | | | | | | |
| Capital additions attributable to segment | 分部應佔之資本增添 | 5,175 | 204 | 63 | 3,782 | 2,595 | 1,008 | 12,827 |
| Unallocated capital additions | 未分配資本增添 | | | | | | | 2,726 |
| | | | | | | | | 15,553 |
| Depreciation and amortisation attributable to segment | 分部應佔之折舊及攤銷 | 13,680 | 75 | 34 | - | 1,329 | 7,693 | 22,811 |
| Unallocated depreciation and amortisation | 未分配折舊及攤銷 | | | | | | | 6,369 |
| | | | | | | | | 29,180 |
| Impairment loss on receivables | 應收款項減值虧損 | - | - | - | - | 15,000 | - | 15,000 |
| Gain on disposal of property, plant and equipment | 出售物業、機械及設備之收益 | 19,953 | - | - | - | - | - | 19,953 |
| Unallocated amount | 未分配金額 | | | | | | | (26) |
| | | | | | | | | 19,927 |
| Reversal of impairment loss on receivables | 應收款項減值虧損撥回 | - | - | - | - | 14,173 | - | 14,173 |

8. **BUSINESS AND GEOGRAPHICAL SEGMENTS** (continued)

**Geographical segments**

The Group's operations are located in the People's Republic of China other than Hong Kong and Macau (the "PRC") , Hong Kong and Macau.

The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/ services:

8. **業務及地區分部(續)**

**地區分部**

本集團之業務位於中華人民共和國(香港及澳門除外)(「中國」)、香港及澳門。

下表按地區市場劃分(不論商品/服務來源地)提供本集團營業額之分析：

| | | **2007** **HK$'000** **千港元** | 2006 HK$'000 千港元 |
|---|---|---|---|
| Hong Kong | 香港 | **3,086,507** | 3,113,854 |
| Macau | 澳門 | **1,561,006** | 389,050 |
| The PRC | 中國 | **134,165** | 37,580 |
| | | **4,781,678** | 3,540,484 |

The following is an analysis of the carrying amount of segment assets and capital additions, analysed by the geographical area in which the assets are located:

以下為按資產之所在地區劃分，對分部資產賬面值及資本增添之分析：

| | | **Carrying amount of segment assets 分部資產賬面值** | | **Capital additions 資本增添** | |
|---|---|---|---|---|---|
| | | **2007** **HK$'000** **千港元** | 2006 HK$'000 千港元 | **2007** **HK$'000** **千港元** | 2006 HK$'000 千港元 |
| Hong Kong | 香港 | **1,734,243** | 2,134,102 | **16,952** | 8,841 |
| Macau | 澳門 | **709,855** | 142,293 | **–** | – |
| The PRC | 中國 | **3,749,380** | 2,482,390 | **534,191** | 3,986 |
| | | **6,193,478** | 4,758,785 | **551,143** | 12,827 |

## 9. OTHER INCOME

## 9. 其他收入

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元<br>(restated)<br>(重新列賬) |
|---|---|---|---|
| Interest income | 利息收入 | **42,070** | 25,921 |
| Imputed interest income on deferred consideration receivable | 應收遞延代價之推算利息收入 | **374** | 175 |
| Recovery of interest and legal expenses in connection with a court action against the vendor of a former associate | 收回有關針對前聯營公司之賣方而提出之法庭訴訟之利息及法律費用 | **–** | 82,289 |
| Reversal of impairment loss on receivables | 應收賬目減值虧損撥回 | **30,324** | 14,173 |
| Increase in fair value of listed investments held for trading | 持作買賣之上市投資公平價值增加 | **83,444** | 636 |
| Increase in fair value of derivative financial instruments | 衍生金融工具公平價值增加 | **–** | 17,895 |
| Increase in fair value of investment properties | 投資物業公平價值增加 | **–** | 85,400 |
| Net exchange gain | 匯兑淨額收益 | **5,712** | – |
| Others | 其他 | **3,444** | 43 |
| | | **165,368** | 226,532 |

## 10. OTHER EXPENSES

## 10. 其他費用

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Impairment loss on receivables | 應收款項減值虧損 | **18,628** | 15,000 |
| Decrease in fair value of conversion option embedded in loan receivable | 應收貸款附帶之換股權公平價值減少 | **1,650** | – |
| Penalty of interest charged on capital gain tax in connection with disposal of a former associate | 出售前聯營公司之資本增值稅之罰息 | **–** | 46,500 |
| Accruals of withholding tax on dividend income in connection with a former investment | 與前投資有關之股息收入之應計預繳稅 | **45,415** | – |
| Net exchange loss | 外幣匯兑虧損 | **–** | 16,428 |
| Others | 其他 | **3,375** | 934 |
| | | **69,068** | 78,862 |

## 11. FINANCE COSTS

## 11. 融資成本

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Borrowing costs on: | 借貸成本： | | |
| Bank borrowings wholly repayable within five years | 須於五年內全數償還之銀行借款 | **23,349** | 17,763 |
| Bank borrowings not wholly repayable within five years | 毋須於五年內全數償還之銀行借款 | **8,706** | – |
| Loan from a minority shareholder | 來自少數股東之貸款 | **155** | 8,392 |
| Others | 其他 | **7,598** | 1,632 |
| | | **39,808** | 27,787 |
| Less: Amount capitalised in respect of contracts in progress | 減：撥作在建合約工程資本之數額 | **(3,307)** | (2,685) |
| Amount capitalised in respect of project under development | 撥作發展中項目資本之數額 | **(11,710)** | (8,392) |
| Amount capitalised in respect of properties under development | 撥作發展中物業資本之數額 | **(1,194)** | – |
| | | **23,597** | 16,710 |

The capitalised borrowing costs represent the actual borrowing costs incurred by the entities invested in the project and properties during the year.

撥作資本之借貸成本表示該實體在年度投資於該項目及物業所產生之實際借貸成本。

## 12. DIRECTORS' EMOLUMENTS

The emoluments paid or payable to each of the seven (2006: nine) directors are as follows:

## 12. 董事酬金

已付或應付七名(二零零六年：九名)董事各人之酬金如下：

| Name of directors<br>董事姓名 | | Fees<br>袍金<br>HK$'000<br>千港元 | Salaries and other benefits<br>薪酬及其他福利<br>HK$'000<br>千港元 | Discretionary bonus<br>酌定花紅<br>HK$'000<br>千港元 | Retirement benefit scheme contributions<br>退休福利計劃供款<br>HK$'000<br>千港元 | Share-based payment<br>以股份支付款項<br>HK$'000<br>千港元 | Total<br>合計<br>HK$'000<br>千港元 |
|---|---|---|---|---|---|---|---|
| **2007** | 二零零七年 | | | | | | |
| Lau Ko Yuen, Tom | 劉高原 | 360 | 4,300 | – | 319 | 5,402 | 10,381 |
| Chan Kwok Keung, Charles | 陳國強 | 320 | – | – | – | – | 320 |
| Chow Ming Kuen, Joseph | 周明權 | 787 | – | – | – | – | 787 |
| Kwok Shiu Keung, Ernest | 郭少強 | 380 | – | – | – | – | 380 |
| Chan Shu Kin | 陳樹堅 | 439 | – | – | – | – | 439 |
| Leung Po Wing, Bowen Joseph | 梁寶榮 | 227 | – | – | – | 1,174 | 1,401 |
| Li Chang An | 李昌安 | 68 | – | – | – | 1,274 | 1,342 |
| | | 2,581 | 4,300 | – | 319 | 7,850 | 15,050 |
| **2006** | 二零零六年 | | | | | | |
| Lau Ko Yuen, Tom | 劉高原 | 200 | 2,700 | 836 | 180 | – | 3,916 |
| Chan Fut Yan | 陳佛恩 | 4 | 1,053 | – | 105 | – | 1,162 |
| Chau Mei Wah, Rosanna | 周美華 | 4 | 1,053 | – | 105 | – | 1,162 |
| Cheung Hon Kit | 張漢傑 | 4 | – | – | – | – | 4 |
| Chan Kwok Keung, Charles | 陳國強 | 180 | 368 | – | 37 | – | 585 |
| Chow Ming Kuen, Joseph | 周明權 | 488 | – | – | – | – | 488 |
| Kwok Shiu Keung, Ernest | 郭少強 | 312 | – | – | – | – | 312 |
| Chan Shu Kin | 陳樹堅 | 308 | – | – | – | – | 308 |
| Cheung Ting Kau, Vincent | 張定球 | 4 | – | – | – | – | 4 |
| | | 1,504 | 5,174 | 836 | 427 | – | 7,941 |

The above discretionary bonus is performance related incentive payment determined by reference to the results of the Group.

上述酌定花紅乃參考本集團兩個年度之業績而釐定之績效相關獎勵金。

None of the directors has waived any emoluments during the year.

年內概無任何董事放棄任何酬金。

## 13. EMPLOYEES' EMOLUMENTS

## 13. 僱員酬金

The five highest paid individuals in the Group for the year included one director (2006: one director) of the Company, details of whose emoluments are set out in note 12 above.

本集團於本年度五位最高薪人員包括於年內在任之一名董事(二零零六年：一名董事)，其酬金詳情如上文附註12所載。

The aggregate emoluments of the remaining four (2006: four) highest paid individuals, who are employees of the Group, are as follows:

其餘屬本集團僱員之四名(二零零六年：四名)最高薪人員之總酬金如下：

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Salaries and other benefits | 薪金及其他福利 | **8,120** | 6,141 |
| Discretionary bonus | 酌定花紅 | **1,102** | 2,996 |
| Retirement benefit scheme contributions | 退休福利計劃供款 | **154** | 159 |
| Share-based payment expense | 以股份支付款項之費用 | **3,645** | 926 |
| | | **13,021** | 10,222 |

Their emoluments were within the following bands:

彼等酬金級別如下：

| | | Number of employees 僱員人數 | |
|---|---|---|---|
| | | 2007 | 2006 |
| HK$2,000,001 to HK$2,500,000 | 2,000,001港元－2,500,000港元 | **2** | 2 |
| HK$2,500,001 to HK$3,000,000 | 2,500,001港元－3,000,000港元 | **–** | 2 |
| HK$3,000,001 to HK$3,500,000 | 3,000,001港元－3,500,000港元 | **1** | – |
| HK$5,000,001 to HK$5,500,000 | 5,000,001港元－5,500,000港元 | **1** | – |
| | | **4** | 4 |

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office.

年內，本集團並無向五位最高薪人員(包括董事)支付酬金以作為加入本集團或於加入本集團時之獎勵，或作為離職補償。

## 14. PROFIT BEFORE TAXATION

## 14. 除稅前溢利

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Profit before taxation has been arrived at after charging: | 除稅前溢利已扣除： | | |
| Amortisation of intangible assets (included in distribution costs) | 無形資產攤銷（列入分銷成本） | **490** | – |
| Auditor's remuneration | 核數師酬金 | **6,340** | 3,914 |
| Cost of inventories recognised as an expense | 確認為支出之存貨成本 | **174,652** | 5,149 |
| Cost of construction works recognised as an expense | 列作開支之建築工程成本 | **4,192,824** | 2,879,762 |
| Depreciation of property, plant and equipment (note (a) below) | 物業、機械及設備之折舊（下文附註(a)） | **21,779** | 29,180 |
| Impairment loss on debtors (included in administrative expenses) | 應收款項減值虧損（列入行政費用） | **–** | 12,161 |
| Loss on disposal of property, plant and equipment | 出售物業、機械及設備之虧損 | **977** | – |
| Operating lease rentals in respect of: | 經營租約租金： | | |
| Premises | 樓宇 | **16,925** | 2,423 |
| Plant and machinery | 機械及設備 | **1,134** | 1,252 |
| Release of prepaid lease payments | 調撥預付租賃款項 | **1,031** | 2,677 |
| Share of taxation of associates (included in share of results of associates) | 攤分聯營公司稅項（列入攤佔聯營公司業績） | **16,206** | 193 |
| Staff costs (note (b) below) | 員工支出（下文附註(b)） | **151,386** | 118,589 |
| and after crediting: | 並已計入： | | |
| Gain on disposal of investments held for trading | 出售持作買賣之投資收益 | **6,028** | 13,818 |
| Gain on disposal of property, plant and equipment | 出售物業、機械及設備之收益 | **–** | 19,927 |
| Rental income under operating leases in respect of: | 經營租約之租金收入： | | |
| Premises, net of outgoings of HK$1,924,000 (2006: HK$14,557,000) | 樓宇，已扣除支銷1,924,000港元（二零零六年：14,557,000港元） | **–** | 22,174 |
| Plant and machinery | 機械及設備 | **17** | 539 |
| Total interest income | 總利息收入 | **100,714** | 107,482 |

## 14. PROFIT BEFORE TAXATION (continued) 14. 除税前溢利(續)

*Notes:* *附註：*

| | | 2007 HK$'000 千港元 | 2006 HK$'000 千港元 |
|---|---|---|---|
| (a) Depreciation of property, plant and equipment: | (a) 物業、機械及設備之折舊： | | |
| Amount provided for the year | 年度撥備額 | **24,255** | 34,591 |
| Less: Amount capitalised in respect of contracts in progress | 減：撥作在建合約工程資本之數額 | **(1,491)** | (4,106) |
| Amount capitalised in respect of project under development | 撥作發展中項目資本之數額 | **(973)** | (1,305) |
| Amount capitalised in respect of properties under development | 撥作發展中物業資本之數額 | **(12)** | – |
| | | **21,779** | 29,180 |

| | | 2007 HK$'000 千港元 | 2006 HK$'000 千港元 |
|---|---|---|---|
| (b) Staff costs: | (b) 員工支出： | | |
| Directors' emoluments *(Note 12)* | 董事酬金 *(附註12)* | **15,050** | 7,941 |
| Other staff costs: | 其他員工支出： | | |
| Salaries and other benefits | 薪酬及其他福利 | **321,167** | 252,361 |
| Retirement benefit scheme contributions, net of forfeited contributions of HK$1,808,000 (2006: HK$2,854,000) | 退休福利計劃供款，減除沒收供款1,808,000港元(二零零六年：2,854,000港元) | **10,263** | 7,288 |
| Share-based payment expense | 以股份支付款項之費用 | **15,233** | 5,082 |
| | | **361,713** | 272,672 |
| Less: Amount capitalised in respect of contracts in progress | 減：撥作在建合約工程資本之數額 | **(202,805)** | (150,856) |
| Amount capitalised in respect of project under development | 撥作發展中項目資本之數額 | **(6,495)** | (3,227) |
| Amount capitalised in respect of properties under development | 撥作發展中物業資本之數額 | **(1,027)** | – |
| | | **151,386** | 118,589 |

## 15. TAXATION (CREDIT) CHARGE

## 15. 稅收（抵免）支出

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| The (credit) charge comprises: | 稅項（抵免）支出包括： | | |
| Hong Kong Profits Tax: | 香港利得稅： | | |
| Current year | 本年度 | **4,325** | 4,101 |
| (Over)underprovision in prior years | 過往年度撥備（過多）不足 | **(268)** | 1,877 |
| | | **4,057** | 5,978 |
| Overseas taxation: | 海外稅項： | | |
| Current year | 本年度 | **9,109** | 3,332 |
| (Over)underprovision in prior years | 過往年度撥備（過多）不足 | **(565)** | 40,000 |
| | | **8,544** | 43,332 |
| Deferred taxation (Note 42) | 遞延稅項（附註42） | **(63,153)** | 3,494 |
| Taxation attributable to the Company and its subsidiaries | 本公司及其附屬公司應佔稅項 | **(50,552)** | 52,804 |

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profits for the year.

香港利得稅乃根據本年度之估計應課稅溢利按稅率17.5%（二零零六年：17.5%）計算。

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

海外稅項根據有關司法權區適用之稅率計算。

**15. TAXATION (CREDIT) CHARGE** (continued)

The taxation (credit) charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

**15. 稅收(抵免)支出(續)**

本年度之稅項(抵免)支出與收益表所列除稅前溢利之對賬如下：

| | | **2007**<br>**HK$'000**<br>**千港元** | 2006<br>HK$'000<br>千港元<br>(restated)<br>(重新列賬) |
|---|---|---|---|
| Profit before taxation | 除稅前溢利 | **326,595** | 367,128 |
| Tax at Hong Kong Profits Tax rate of 17.5% (2006: 17.5%) | 按香港利得稅稅率17.5% (二零零六年：17.5%)計算之稅項 | **57,154** | 64,247 |
| Tax effect of share of results of associates/ jointly controlled entities | 攤佔聯營公司／共同控制機構業績之稅務影響 | **(39,008)** | 3,003 |
| Tax effect of expenses not deductible for tax purpose | 在稅務方面不可扣減開支之稅務影響 | **24,305** | 23,666 |
| Tax effect of income not taxable for tax purpose | 在稅務方面毋須課稅收入之稅務影響 | **(22,174)** | (64,823) |
| Tax effect of tax losses not recognised | 未作確認稅務虧損之稅務影響 | **19,170** | 12,572 |
| Tax effect of other deductible temporary difference not recognised | 未作確認可扣減暫時差額之稅務影響 | **3,053** | 2,087 |
| Tax effect of utilisation of tax losses previously not recognised | 動用先前未確認之稅務虧損之稅務影響 | **(22,747)** | (23,225) |
| Tax effect of utilisation of other deductible temporary difference previously not recognised | 動用先前未確認之可扣減暫時差額之稅務影響 | **(1,158)** | (9,207) |
| Decrease in deferred tax liability resulting from change in tax rate enacted in March 2007 of certain subsidiaries | 因二零零七年三月頒布之稅率變動導致若干附屬公司之遞延稅項負債減少 | **(62,666)** | – |
| Tax effect of different tax rates of subsidiaries operating in other jurisdictions | 於其他司法權區經營業務之附屬公司之不同稅率之稅務影響 | **(5,648)** | 2,607 |
| (Over)underprovision in prior years | 過往年度撥備(過多)不足 | **(833)** | 41,877 |
| Taxation (credit) charge for the year | 本年度稅項(抵免)開支 | **(50,552)** | 52,804 |

Pursuant to the PRC enterprise income tax law passed by the Tenth National People's Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% effective from 1 January 2008. Foreign enterprises which are entitled to special incentives will be given concessions throughout a 5-year transition period, if applicable. Management has assessed this change in tax law on the Group's results of operations and financial position and the impact on deferred taxation has set out in note 42.

根據中國第十屆全國人民代表大會於二零零七年三月十六日決議通過之中國企業所得稅法，內資企業和外商投資企業的企業所得稅率統一為25%，並自二零零八年一月一日起開始生效。可享特別優惠之外商投資企業將可享有五年過渡期(如有)。管理層已評估稅法變動對本集團經營業績及財務狀況之影響，對遞延稅項之影響詳情載列於附註42。

Details of the deferred taxation are set out in note 42.

遞延稅項之詳情載列於附註42。

## 16. DISTRIBUTION

## 16. 分派

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Dividends recognised as distributions to equity holders of the Company during the year: | 於年內確認為向本公司權益持有人分派之股息： | | |
| Interim dividend paid for 2007 – HK1.5 cents (2006: HK1.5 cents) per share | 已付二零零七年中期股息 一每股1.5港仙 (二零零六年：1.5港仙) | **22,069** | 20,513 |
| Special cash dividend paid for 2006 – HK70.0 cents per share | 已付二零零六年特別現金股息 一每股70.0港仙 | **–** | 957,177 |
| Special dividend by way of distribution of the value derived from the Group's divestment of China Strategic Holdings Limited – HK22.2 cents (2006: Nil) per share | 本集團從撤資於中策集團有限公司所得價值之方式宣派特別股息一每股22.2仙 (二零零六年：無) | **325,660** | – |
| Final dividend paid for 2006 – HK1.5 cents (2005: HK1.5 cents) per share | 已付二零零六年末期股息 一每股1.5港仙 (二零零五年：1.5港仙) | **21,939** | 20,380 |
| | | **369,668** | 998,070 |
| Dividends proposed in respect of current year: | 本年度擬派股息： | | |
| Final dividend proposed for 2007 – HK1.5 cents (2006: HK1.5 cents) per share | 二零零七年擬派末期股息 一每股1.5港仙 (二零零六年：1.5港仙) | **22,393** | 21,969 |

Of the distribution made during the year, approximately HK$15,595,000 (2006: HK$13,194,000) and HK$8,882,000 (2006: HK$16,737,000) were settled in shares under the Company's scrip dividend schemes announced by the directors of the Company on 18 September 2006 and 11 January 2007 in respect of the final dividend for the year ended 31 March 2006 and the interim dividend for the six months ended 30 September 2006, respectively, and were credited to the retained profits of the Company during the year.

On 4 May 2006, the directors of the Company resolved to declare a special dividend by way of distribution ("PYI Distribution Scheme") of the value derived from the Group's divestment of China Strategic Holdings Limited ("China Strategic", an associate of the Group as at 31 March 2006) to the Company's shareholders whose names appeared on the register of members of the Company on 26 May 2006 upon the completion of the group restructuring of China Strategic ("Group Restructuring").

年內派息中約有15,595,000港元(二零零六年：13,194,000港元)及8,882,000港元(二零零六年：16,737,000港元)，乃根據本公司董事於二零零六年九月十八日就截至二零零六年三月三十一日止年度之末期股息及於二零零七年一月十一日就截至二零零六年九月三十日止六個月之中期股息所公布之本公司以股代息計劃以股份支付。此數額已於年內撥入本公司保留溢利。

於二零零六年五月四日，本公司董事議決宣派特別股息，方式為將本集團因減持中策集團有限公司(「中策」，本集團於二零零六年三月三十一日之聯營公司)所得價值分派予二零零六年五月二十六日名列本公司股東名冊之本公司股東(「保華分派計劃」)，時間為中策集團重組(「集團重組」)完成時。

**16. DISTRIBUTION** (continued)

On 19 May 2006, China Strategic completed the Group Restructuring which involved (i) the transfer of all its subsidiaries carrying on property development and investment holding business and investing in vessels for sand mining and all associates carrying on manufacturing and marketing of tires and providing package tour, travel and other related services to Group Dragon Investments Limited ("GDI"); and (ii) the distribution in specie of shares in GDI ("GDI Shares") to its shareholders, including the Group, on the basis of one GDI Share for every China Strategic consolidated share held.

Upon completion of the Group Restructuring, the Group was entitled to receive 129,409,897 GDI Shares and Hanny Holdings Limited ("Hanny", a then substantial shareholder of China Strategic and a related company of the Group) made a voluntary offer ("GDI Offer") to the shareholders of GDI to acquire all the GDI Shares on the basis of either (a) 1 share in Hanny ("Hanny Share") plus HK$1.8 in cash for every 5 GDI Shares; or (b) a 2% 5-year convertible bond issued by Hanny with face value of HK$15 each ("Hanny Bonds") for every 5 GDI Shares.

Under the PYI Distribution Scheme, for every 500 shares held, the Company's shareholders were entitled to receive the value derived from 40 GDI Shares in the form of either (a) 8 Hanny Shares plus HK$14.4 in cash; or (b) 8 Hanny Bonds.

Based on the election of the Company's shareholders on 16 June 2006, the Company announced that holders of approximately 311,232,201 shares and 1,153,100,543 shares in the Company elected for Hanny Shares plus cash and for Hanny Bonds, respectively. Consequently, the Company accepted the GDI Offer in respect of the entire 129,409,897 GDI Shares held by it and distributed to its shareholders special dividend in respect of 117,143,920 GDI Shares. These GDI shares entitled the shareholders to receive in total the following:

(a) an aggregate of 4,979,616 Hanny Shares plus HK$8,963,000 in cash; and

(b) an aggregate face value of HK$276,737,000 Hanny Bonds.

16. 分派(續)

二零零六年五月十九日，中策完成集團重組，涉及(i)將中策旗下全部經營物業投資及投資持有業務及投資於採砂船，以及中策所有其他經營車胎產銷及旅遊團、旅遊及其他相關服務之聯營公司轉讓予群龍投資有限公司(「群龍」)；及(ii)實物分派群龍之股份(「群龍股份」)予其股東(包括本集團)，基準為每持有一股中策合併股份可獲發一股群龍股份。

於集團重組完成時，本集團將享有129,409,897股群龍股份，而錦興集團有限公司(「錦興」，中策當時之主要股東)將向群龍股東提出收購全部群龍股份之自願收購建議(「群龍收購建議」)，基準為(a)每5股群龍股份換1股錦興股份(「錦興股份」)加1.8港元現金，或(b)每5股群龍股份換1份錦興發行之面值15港元之2%五年期可換股債券(「錦興債券」)。

根據保華分派計劃，本公司股東每持有500股本公司股份有權收取40股群龍股份所產生之價值，形式為(a)8股錦興股份加14.4港元現金，或(b)8份錦興債券。

於二零零六年六月十六日，根據本公司股東之選擇，本公司宣布分別有約311,232,201股及1,153,100,543股本公司股份之持有人選擇換取錦興股份加現金及選擇換取錦興債券。結果，本公司接納就其所持全部129,409,897股群龍股份接受群龍收購建議，並向其股東派付相等於117,143,920股群龍股份所得價值之特別股息，形式如下：

(a) 合共4,979,616股錦興股份加8,963,000港元現金；及

(b) 合共面值276,737,000港元之錦興債券。

**16. DISTRIBUTION** (continued)

The directors consider that the fair value of a GDI Share, when liquidated in the form of Hanny Bond, is HK$2.78 by reference to the valuation report dated 19 May 2006 prepared by RHL Appraisal Limited, an independent valuer not connected with the Group. As such, the special dividend is equivalent to about HK22.2 cents per share of the Company.

Details of the above transactions were set out in the Company's circular and announcement dated 29 May 2006 and 16 June 2006, respectively.

The amount of the final dividend proposed for the year ended 31 March 2007, which will be in the form of scrip with a cash option, has been calculated by reference to the 1,492,848,407 issued shares as at the date of this report.

16. 分派(續)

董事認為，參考永利行評值顧問有限公司(其為與本公司概無關連之獨立估值師)所編製日期為二零零六年五月十九日之估值報告，以錦興債券形式變現後，群龍股份之公平價值為2.78港元。故此，特別股息相等於每股本公司股份約22.2港仙。

上述交易詳見本公司日期為二零零六年五月二十九日之通函及日期為二零零六年六月十六日之公布。

截至二零零七年三月三十一日止年度擬派末期股息將為以股代息連現金選擇權形式，數額乃參考於本報告日期有1,492,848,407股已發行股份而計算。

**17. EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share for the year is based on the following data:

17. 每股盈利

本年度每股基本及攤薄盈利乃根據以下數據計算：

| | | **2007**<br>**HK$'000**<br>**千港元** | 2006<br>HK$'000<br>千港元<br>(restated)<br>(重新列賬) |
|---|---|---|---|
| Earnings attributable to equity holders of the Company for the purposes of basic and diluted earnings per share | 計算每股基本及攤薄盈利之本公司權益持有人應佔盈利 | **345,665** | 278,861 |

## 17. EARNINGS PER SHARE (continued) 17. 每股盈利(續)

| | | **2007 Number of shares 股份數目** | 2006 Number of shares 股份數目 |
|---|---|---|---|
| Weighted average number of ordinary shares for the purpose of basic earnings per share | 計算每股基本盈利之普通股加權平均數 | **1,462,372,940** | 1,367,759,328 |
| Effect of dilutive potential ordinary shares: | 潛在攤薄普通股之效應： | | |
| Share options | 購股權 | **19,042,143** | 2,861,857 |
| Weighted average number of ordinary shares for the purpose of diluted earnings per share | 計算每股攤薄盈利之普通股加權平均數 | **1,481,415,083** | 1,370,621,185 |

The following table summarised the impact on basic and diluted earnings per share for the year ended 31 March 2006 as a result of change in accounting policy:

下表概述會計政策更改對截至二零零六年三月三十一日止年度每股基本及攤薄盈利之影響：

| | | **Basic 基本盈利** HK$ 港元 | **Diluted 攤薄盈利** HK$ 港元 |
|---|---|---|---|
| Reported figures before adjustments | 調整前申報之數位 | 0.227 | 0.227 |
| Adjustments arising from the change in accounting policy | 會計政策更改所致調整 | (0.023) | (0.024) |
| Restated | 重列 | 0.204 | 0.203 |

## 18. PROPERTY, PLANT AND EQUIPMENT

## 18. 物業、機械及設備

| | | Buildings 樓宇 HK$'000 千港元 | Plant and machinery 機械及設備 HK$'000 千港元 | LPG equipment 液化石油氣設備 HK$'000 千港元 | Motor vehicles and vessels 汽車及船舶 HK$'000 千港元 | Furniture, fixtures and computer equipment 傢具、裝置及電腦設備 HK$'000 千港元 | Total 合計 HK$'000 千港元 |
|---|---|---|---|---|---|---|---|
| COST | 成本 | | | | | | |
| At 1 April 2005 | 於二零零五年四月一日 | 90,558 | 387,160 | - | 89,179 | 140,766 | 707,663 |
| Exchange realignment | 匯兌調整 | 20 | - | - | 82 | 59 | 161 |
| On disposal of subsidiaries | 因出售附屬公司 | (89,678) | (23,667) | - | (62,584) | (70,413) | (246,342) |
| Additions | 添置 | - | 4,447 | - | 4,650 | 5,483 | 14,580 |
| Disposals | 出售 | - | (309,615) | - | (5,880) | (3,885) | (319,380) |
| At 31 March 2006 | 於二零零六年三月三十一日 | 900 | 58,325 | - | 25,447 | 72,010 | 156,682 |
| Exchange realignment | 匯兌調整 | 1,192 | - | 9,940 | 699 | 156 | 11,987 |
| On acquisition of business | 因收購業務 | 45,891 | - | 393,626 | 18,127 | - | 457,644 |
| Additions | 添置 | 18,895 | 13,062 | 194 | 9,286 | 8,640 | 50,077 |
| Disposals | 出售 | (792) | (9,106) | - | (1,562) | (2,035) | (13,495) |
| At 31 March 2007 | 於二零零七年三月三十一日 | 66,086 | 62,281 | 403,760 | 51,997 | 78,771 | 662,895 |
| DEPRECIATION | 折舊 | | | | | | |
| At 1 April 2005 | 於二零零五年四月一日 | 15,192 | 325,786 | - | 32,825 | 96,582 | 470,385 |
| Exchange realignment | 匯兌調整 | 2 | - | - | 8 | 7 | 17 |
| Provided for the year | 本年度計提 | 1,445 | 13,833 | - | 7,922 | 11,391 | 34,591 |
| Eliminated on disposal of subsidiaries | 出售附屬公司後對銷 | (16,438) | (15,500) | - | (17,837) | (44,221) | (93,996) |
| Eliminated on disposals | 出售後對銷 | - | (280,813) | - | (5,655) | (3,647) | (290,115) |
| At 31 March 2006 | 於二零零六年三月三十一日 | 201 | 43,306 | - | 17,263 | 60,112 | 120,882 |
| Exchange realignment | 匯兌調整 | 9 | - | - | 54 | 37 | 100 |
| Provided for the year | 本年度計提 | 1,414 | 5,076 | 10,828 | 2,959 | 3,978 | 24,255 |
| Eliminated on disposals | 出售後對銷 | (223) | (8,051) | - | (1,206) | (1,065) | (10,545) |
| At 31 March 2007 | 於二零零七年三月三十一日 | 1,401 | 40,331 | 10,828 | 19,070 | 63,062 | 134,692 |
| CARRYING AMOUNT | 賬面值 | | | | | | |
| At 31 March 2007 | 於二零零七年三月三十一日 | 64,685 | 21,950 | 392,932 | 32,927 | 15,709 | 528,203 |
| At 31 March 2006 | 於二零零六年三月三十一日 | 699 | 15,019 | - | 8,184 | 11,898 | 35,800 |

## 18. PROPERTY, PLANT AND EQUIPMENT (continued)

The above items of property, plant and equipment are depreciated on a straight line basis at the following rates per annum:

## 18. 物業、機械及設備(續)

上述物業、機械及設備以直線法折舊，年率如下：

| | |
|---|---|
| Buildings<br>樓宇 | Over the remaining period of the relevant leases or fifty years, whichever is shorter<br>相關租賃剩餘租期或五十年(以較短者為準) |
| Plant and machinery<br>機械及設備 | 10% |
| LPG equipment<br>液化石油氣設備 | 5% - 10% |
| Motor vehicles and vessels<br>汽車及船舶 | 5% – 20% |
| Furniture and fixtures<br>傢具及裝置 | 8% – 20% |
| Computer equipment<br>電腦設備 | 20% – 33¹/3% |

The carrying amount of buildings are analysed as follows:

樓宇賬面值分析如下：

| | | **2007**<br>**HK$'000**<br>**千港元** | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Buildings erected on long-term leasehold land in the PRC | 中國長期租賃土地所建樓宇 | **91** | 135 |
| Buildings erected on medium-term leasehold land in the PRC | 中國中期租賃土地所建樓宇 | **64,594** | 564 |
| | | **64,685** | 699 |

## 19. INVESTMENT PROPERTIES

## 19. 投資物業

| | | **2007**<br>**HK$'000**<br>**千港元** | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| FAIR VALUE | 公平價值 | | |
| Balance brought forward | 承前結存 | – | 455,000 |
| Increase in fair value during the year | 本年度之公平價值增加 | – | 85,400 |
| Disposals | 出售 | – | (540,400) |
| Balance carried forward | 結轉結存 | – | – |

## 20. PROJECT UNDER DEVELOPMENT

## 20. 發展中項目

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Land and sea use rights | 土地及海域使用權 | **1,747,484** | 1,649,337 |
| Development costs | 發展成本 | **664,196** | 309,532 |
| | | **2,411,680** | 1,958,869 |

The amount relates to a development project located in Jiangsu Province, the PRC. The Group is undergoing the reclamation of certain parcels of land from the sea for development for future sale. According to the land/sea use certificates, the land/sea use rights are granted for a term of not less than 50 years commencing 2004.

此金額與位於中國江蘇省之發展項目有關。本集團正進行填海擬將所得若干幅土地用作發展作未來出售用途。根據土地／海域使用權證，獲授之土地／海域使用權之有效期為從二零零四年起不少於50年。

## 21. PROPERTIES UNDER DEVELOPMENT

## 21. 發展中物業

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| At 1 April, at cost | 於四月一日，按成本 | **–** | – |
| Expenditure incurred during the year (Note) | 年內產生之開支(附註) | **127,190** | – |
| At 31 March, at cost | 於三月三十一日，按成本 | **127,190** | – |
| Represented by: | 代表： | | |
| Amount shown under non-current assets | 列為非流動資產之金額 | **44,458** | – |
| Amount shown under current assets | 列為流動資產之金額 | **82,732** | – |
| | | **127,190** | – |

The amount relates to certain property development projects located in Jiangsu Province, the PRC.

此金額與位於中國江蘇省之若干物業發展項目有關。

*Note:* The expenditure included a payment of HK$107,176,000 for lease of land in Jiangsu Province.

*附註：* 開支包括租用位於江蘇省之土地所付款項107,176,000港元。

## 22. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments represent land in the PRC and Hong Kong held under medium-term leases and are analysed for reporting purposes as follows:

## 22. 預付租賃款項

本集團之預付租賃款項指為於中國及香港根據中期租賃持有之土地，經分析作報告用途如下：

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Non-current assets | 非流動資產 | **67,968** | 23,136 |
| Current assets | 流動資產 | **1,766** | 575 |
| | | **69,734** | 23,711 |

## 23. GOODWILL

For the purpose of impairment testing, the carrying amount of goodwill at 31 March 2007 has been allocated to building construction unit as a cash generating unit ("CGU").

The recoverable amount of the above CGU has been determined based on value in use calculations. The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next two years and extrapolates cash flows for the following five years with a steady growth rate of 5%. The rate used to discount the forecast cash flows is 8%. The value in use calculations is calculated based on the budgeted gross margin, which is determined using the CGU's past performance and management's expectations for the market development.

## 23. 商譽

就減值測試而言，商譽於二零零七年三月三十一日之賬面值乃撥入樓宇建築之創現單位。

上述創現單位之可收回額乃按在用價值計算方法而釐定。本集團根據管理層所批准未來兩年之最新近財政預算編製出現金流預測，並推斷未來五年之現金流量以增長率5%穩定增長。預測現金流之折現率為8%。在用價值計算方法之依據為預算毛利率，乃以有關創現單位過往表現及管理層對市場發展之預期而釐定。

## 24. OTHER INTANGIBLE ASSETS

## 24. 其他無形資產

| | | Motor vehicles registration marks 汽車登記號碼 HK$'000 千港元 (Note a) (附註a) | Club membership in Hong Kong 於香港之會所會籍 HK$'000 千港元 (Note a) (附註a) | Fair value adjustment on leasehold land 租賃土地公平價值之調整 HK$'000 千港元 (Note b) (附註b) | Rights of operation 經營權 HK$'000 千港元 (Note c) (附註c) | Customer base 客戶基礎 HK$'000 千港元 (Note d) (附註d) | Total 總計 HK$'000 千港元 |
|---|---|---|---|---|---|---|---|
| COST | 成本 | | | | | | |
| At 1 April 2005 | 於二零零五年四月一日 | 3,059 | 12,422 | – | – | – | 15,481 |
| Arising on acquisition of subsidiaries | 收購附屬公司時產生 | 973 | – | – | – | – | 973 |
| Disposal of subsidiaries | 出售附屬公司 | (3,059) | (5,360) | – | – | – | (8,419) |
| At 31 March 2006 | 於二零零六年三月三十一日 | 973 | 7,062 | – | – | – | 8,035 |
| Disposal | 出售 | (115) | – | – | – | – | (115) |
| Arising on acquisition of business | 收購業務時產生 | – | – | 9,210 | 35,923 | 2,032 | 47,165 |
| Exchange realignment | 匯兌調整 | – | – | 233 | 907 | 51 | 1,191 |
| At 31 March 2007 | 於二零零七年三月三十一日 | 858 | 7,062 | 9,443 | 36,830 | 2,083 | 56,276 |
| AMORTISATION | 攤銷 | | | | | | |
| Provided for the year | 年內計提 | – | – | 112 | 358 | 20 | 490 |
| Exchange realignment | 匯兌調整 | – | – | – | 10 | 1 | 11 |
| At 31 March 2007 | 於二零零七年三月三十一日 | – | – | 112 | 368 | 21 | 501 |
| CARRYING VALUE | 賬面值 | | | | | | |
| At 31 March 2007 | 於二零零七年三月三十一日 | 858 | 7,062 | 9,331 | 36,462 | 2,062 | 55,775 |
| At 31 March 2006 | 於二零零六年三月三十一日 | 973 | 7,062 | – | – | – | 8,035 |

*Notes:*

(a) The assets have indefinite useful life. The directors are of the opinion that the club membership and motor vehicles registration marks are at least their carrying amounts.

(b) The amount represents the fair value adjustment on leasehold land in Wuhan, the PRC and the amount is to be amortised on the same basis as the related prepaid lease payments.

(c) Rights of operation represent the fair value of rights to operate LPG business in Wuhan, the PRC. The rights of operation are amortised on a straight-line basis over the operation period of 50 years.

(d) Customer base represents the fair value of customers relationship acquired for LPG business through acquisition of business. The amortisation is on a straight-line basis over 10 years.

*附註：*

(a) 該等資產為無定限可使用年期。董事認為會所會籍及汽車登記號碼價值參考市場報價至少相等於其賬面值。

(b) 該金額代表位於中國武漢市之租賃土地之公平價值調整，乃按與相關預付租賃款項相同之基準予以攤銷。

(c) 經營權代表在中國武漢市經營液化石油氣業務之權利之公平價值。經營權乃以直線法在經營期五十年內攤銷。

(d) 客戶基礎代表透過收購業務所收購液化石油氣業務客戶關係之公平價值，乃以直線法在十年內攤銷。

## 25. INTERESTS IN ASSOCIATES

## 25. 聯營公司權益

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元<br>(restated)<br>(重新列賬) |
|---|---|---|---|
| Cost of investments in associates, less impairment: | 投資聯營公司之成本，扣除減值： | | |
| Listed shares in Hong Kong (note (a)) | 香港上市股份(附註(a)) | – | 513,192 |
| Unlisted investments (note (b)) | 非上市投資(附註(b)) | **503,716** | 64,985 |
| | | **503,716** | 578,177 |
| Share of post-acquisition profits (losses), net of dividends received | 攤佔收購後溢利(虧損)，扣除已收股息 | **206,518** | (166,720) |
| | | **710,234** | 411,457 |
| Market value of listed shares in Hong Kong | 香港上市股份之市值 | – | 258,820 |

*Notes:*

(a) The listed shares in Hong Kong represented the Group's 29.36% equity interest in China Strategic as at 31 March 2006. The Group's share of net assets in China Strategic at 31 March 2006 was calculated based on the net assets of China Strategic at 31 December 2005 as shown in its latest published annual report.

On 14 March 2006, China Strategic, Hanny and certain other parties announced the Group Restructuring (see Note 16), and the Company and Hanny entered into a conditional sale and purchase agreement with an independent third party for the disposal of a 15.32% equity interest in China Strategic (the "Disposal") by each of the Company and Hanny for a consideration of HK$26,055,000 each. Details of the Group Restructuring of China Strategic and the declaration by the Company of an in specie distribution of the value derived from the Group's divestment of China Strategic to the Company's shareholders are set out in note 16.

Upon the completion of the Disposal, the Group's interest in China Strategic decreased from 29.36% to 14.04%. Accordingly, the Group's interest in the shares of China Strategic was classified as investments held for trading.

*附註：*

(a) 香港上市股份指本集團於二零零六年三月三十一日在中策之29.36%權益。本集團於二零零六年三月三十一日攤佔中策之資產淨值乃根據中策之最近期刊發年報所示於二零零五年十二月三十一日之資產淨值計算。

二零零五年三月十四日，中策、錦興及若干其他方宣布擬由中策進行之集團重組(見附註16)，另本公司及錦興與某獨立第三方(「買方」)訂立一項有條件買賣協議，由本公司及錦興各自以代價26,055,000港元出售15.32%中策之權益(「出售事項」)。中策集團重組及本公司宣布向本公司股東以實物分派集團撤資中策所得價值之進一步詳情載列於附註16。

出售事項完成後，本集團於中策之權益已由29.36%下降至14.04%。因此，本集團於中策股份之權益乃列為持作買賣投資。

## 25. INTERESTS IN ASSOCIATES (continued)

*Notes:(continued)*

(b) The unlisted investment includes the Group's 45% equity interest in Nantong Port Group Limited ("Nantong Port Group"), which is a sino-foreign joint venture enterprise registered in the PRC as at 31 March 2007. Nantong Port Group is principally engaged in providing cargo loading and off loading, storage, shipping agent, cargo agent, ship anchoring, ship repairing, port machinery, shipping logistics and ship piloting services in Nantong Port, Jiangsu Province, the PRC. According to an agreement entered into by the Group on 12 August 2005 to participate into the assets reorganisation of Nantong Port Group (the "Assets Reorganisation Agreement"), the Group would inject approximately RMB435 million (approximately HK$433,569,000) in cash into Nantong Port Group in return for a 45% interest in its registered capital.

At 31 March 2006, Nantong Port Group had not accomplished certain major conditions prescribed in the Assets Reorganisation Agreement, including the assets reorganisation and net assets value due diligence review of Nantong Port Group. As stipulated in the Assets Reorganisation Agreement and certain supplementary agreements entered into with the Nantong Port Group, the Group was not entitled to appropriation of results and voting power of Nantong Port Group until injection of all committed capital contribution into Nantong Port Group. In this regard, the amount incurred and paid to Nantong Port Group of approximately HK$160,211,000 as at 31 March 2006 should be reclassified from interests in associates to deposit for acquisition of an associate. Comparative figures have been restated accordingly and had no material impact on the profit for the year 31 March 2006. Such amount represented an earnest money deposit paid by the Group to Nantong Port Group at 31 March 2006.

In September 2006, upon fulfilment of certain conditions as stated in the Assets Recognisation Agreement, the Group had completed the capital contribution and recognised Nantong Port Group as an associate. Discount arising on the acquisition of approximately HK$144,679,000, being the excess in the Group's share of the fair value of Nantong Port Group's net identifiable assets over the cost of acquisition, has been recognised in the consolidated income statement in the determination of the Group's share of results of Nantong Port Group during the current year.

The financial year end date of one of the principal associates is 31 December and it is the latest financial information that available to the Group. Accordingly, the Group's share of interest in this principal associate at 31 March 2007 is calculated based on the net assets of it at 31 December 2006 and the post-acquisition results.

## 25. 聯營公司權益(續)

*附註:(續)*

(b) 非上市投資包含本集團於南通港口集團有限公司(「南通港口集團」)之45%權益。於二零零七年三月三十一日,南通港口集團為一家於中國註冊之中外合營企業。南通港口集團主要於中國江蘇省南通港從事提供貨物裝卸、堆存、貨運代理、理貨業務、港口船舶服務、船舶航修、海港機械修造、船舶供應服務、引航等業務。根據本集團於二零零五年八月十二日就參與南通港口集團資產重組訂立之協議(「資產重組協議」),本集團將向南通港口集團注資現金人民幣435,000,000元(約433,569,000港元),換取擁有其註冊資本45%權益。

於二零零六年三月三十一日,南通港口集團仍未完成資產重組協議所訂明之若干主要條件,包括南通港口集團之資產重組及其資產淨值之盡職審查。根據與南通港口集團訂立之資產重組協議及若干補充協議所規定,直至本集團對南通港口集團注入所有已承諾之注資額為止,本集團無權攤佔南通港口集團之業績及享有投票權。就此而言,於二零零六年三月三十一日已產生及付予南通港口集團之金額約160,211,000港元須由聯營公司權益重新分類至收購聯營公司之訂金。比較數字已作出相應重新列賬,對截至二零零六年三月三十一日止年度之溢利並無重大影響。有關款項代表本集團於二零零六年三月三十一日付予南通港口集團之誠意按金。

於二零零六年九月,本集團已於協議所載若干條件達成後完成有關出資,並確認南通港口集團為聯營公司。收購所產生之負商譽約144,679,000港元(即本集團攤佔南通港口集團之可識別資產淨值之公平價值高於收購成本之數額)已於釐定本集團攤佔南通港口集團年內業績時在綜合收益表內確認。

其中一家主要聯營公司之財政年度結算日為十二月三十一日,亦為本集團可得之最新財務資料。因此,本集團於二零零七年三月三十一日攤佔該主要聯營公司之權益乃按該公司於二零零六年十二月三十一日之資產淨值及收購後業績計算。

**25. INTERESTS IN ASSOCIATES** (continued)

Summarised financial information in respect of that associate is set out below:

25. 聯營公司權益(續)

有關該聯營公司之概述財務資料如下：

| | | HK$'000<br>千港元 |
|---|---|---|
| Post-acquisition results: | 收購後業績： | |
| Turnover | 營業額 | 129,383 |
| Profit for the year | 年內溢利 | 12,011 |
| Group's share of profit | 本集團攤佔溢利 | 5,405 |

| | | 31.12.2006<br>HK$'000<br>千港元 |
|---|---|---|
| Financial position: | 財政狀況： | |
| Total assets | 總資產 | 2,668,100 |
| Total liabilities | 總負債 | (1,333,452) |
| Minority interests | 少數股東權益 | (364) |
| Net assets | 資產淨值 | 1,334,284 |
| Group's share of the associate's net assets | 本集團攤佔聯營公司資產淨值 | 600,428 |

The combined summarised financial information in respect of the Group's other associates is set out below:

有關本集團其他聯營公司之合併概述財務資料如下：

| | | **2007**<br>**HK$'000**<br>**千港元** | 2006<br>HK$'000<br>千港元<br>(restated)<br>(重新列賬) |
|---|---|---|---|
| Financial position: | 財政狀況： | | |
| Total assets | 總資產 | **451,533** | 2,171,338 |
| Total liabilities | 總負債 | **(272,901)** | (476,899) |
| Minority interests | 少數股東權益 | **(2,016)** | (330,255) |
| Net assets | 資產淨值 | **176,616** | 1,364,184 |
| Group's share of associates' net assets | 本集團攤佔聯營公司之資產淨值 | **109,806** | 411,457 |
| Post-acquisition results: | 收購後業績： | | |
| Turnover | 營業額 | **26,513** | 73,894 |
| Profit (loss) for the year | 年度溢利(虧損) | **150,795** | (93,006) |
| Group's share of profit (loss) of associates for the year | 本集團攤佔聯營公司之年度溢利(虧損) | **73,465** | (17,184) |

## 25. INTERESTS IN ASSOCIATES (continued)

The Group has discontinued recognition of its share of loss of one of the associates. The amounts of unrecognised share of loss of that associate, extracted from the relevant management accounts of the associate, both for the year and cumulatively, are as follows:

## 25. 聯營公司權益(續)

本集團終止確認攤佔一家聯營公司之虧損。本年度及累計未確認攤佔該聯營公司之虧損(摘自該聯營公司之相關管理賬目)如下：

| | | 2007 HK$'000 千港元 | 2006 HK$'000 千港元 |
|---|---|---|---|
| Unrecognised share of profit (loss) of the associate for the year | 未確認之攤佔聯營公司之年度溢利(虧損) | **1,591** | (8,955) |
| Accumulated unrecognised share of losses of the associate | 未確認之攤佔聯營公司之累計虧損 | **(51,000)** | (52,591) |

Particulars of the Group's principal associates at 31 March 2007 are set out in note 57(b).

本集團各主要聯營公司於二零零七年三月三十一日之詳情載列於附註57(b)。

## 26. INTERESTS IN JOINTLY CONTROLLED ENTITIES

## 26. 共同控制機構權益

| | | 2007 HK$'000 千港元 | 2006 HK$'000 千港元 |
|---|---|---|---|
| Cost of unlisted investments in jointly controlled entities | 於共同控制機構非上市投資成本 | **–** | – |
| Share of post-acquisition profits, net of dividends received | 攤佔收購後之溢利，扣除已收股息 | **1,928** | 2,570 |
| | | **1,928** | 2,570 |

**26. INTERESTS IN JOINTLY CONTROLLED ENTITIES** (continued)

The combined summarised financial information in respect of the Group's jointly controlled entities is set out below:

**26. 共同控制機構權益(續)**

有關本集團共同控制機構之合併概述財務資料載列如下：

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Total assets | 總資產 | **11,437** | 9,607 |
| Total liabilities | 總負債 | **(7,580)** | (4,466) |
| Net assets | 資產淨值 | **3,857** | 5,141 |
| Group's share of net assets of jointly controlled entities | 本集團攤佔共同控制機構之資產淨值 | **1,928** | 2,570 |
| Turnover | 營業額 | **7,798** | 5,481 |
| (Loss) profit for the year | 年度(虧損)溢利 | **(1,283)** | 62 |
| Group's share of (loss) profit of jointly controlled entities for the year | 本集團攤佔共同控制機構之年度(虧損)溢利 | **(642)** | 26 |

Particulars of the Group's principal jointly controlled entity at 31 March 2007 are set out in note 57(c).

本集團主要共同控制機構於二零零七年三月三十一日之詳情載列於附註57(c)。

**27. AVAILABLE-FOR-SALE INVESTMENTS**

**27. 可供出售投資**

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Listed equity securities | 上市股本證券 | | |
| in Hong Kong | 香港 | **732** | 1,064 |
| in overseas | 海外 | **580** | 589 |
| | | **1,312** | 1,653 |
| Market value of listed securities | 上市證券市值 | **1,312** | 1,653 |

## 28. LOANS RECEIVABLE

## 28. 應收貸款

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| The amounts bear interest at the following rates: | 有關款項為按以下利率計息： | | |
| Interest free | 免息 | **1,508** | 1,508 |
| 2% per annum (Note) | 年利率2厘(附註) | **30,956** | – |
| 15% per annum | 年利率15厘 | **150,000** | – |
| 20% per annum | 年利率20厘 | **30,000** | – |
| 0.25% over HKBLR | 香港最優惠借貸利率加0.25厘 | **–** | 100,000 |
| 2% over HKBLR | 香港最優惠借貸利率加2厘 | **–** | 4,378 |
| Total amount | 款項總額 | **212,464** | 105,886 |
| Less: Amount due within one year shown under current assets | 減：於一年內到期並列為流動資產之款項 | **(181,508)** | (105,886) |
| Amount due after one year | 一年後到期之款項 | **30,956** | – |
| Analysed as: | 分析為： | | |
| Secured | 有抵押 | **181,508** | 1,508 |
| Unsecured | 無抵押 | **30,956** | 104,378 |
| | | **212,464** | 105,886 |

* Hong Kong Best Lending Rate ("HKBLR") represents Hong Kong Dollar Best Lending Rate as quoted by a designated bank.

* 香港最優惠借貸利率指由指定銀行發布之港元最優惠借貸利率。

*Note:* During the year, the Group subscribed a convertible bond with an aggregate face value of HK$36,858,000 as a result of the Group Restructuring in note 16. The coupon interest of the convertible bond is 2% per annum with maturity in June 2011. The carrying amount represents the debt element of the convertible bond. The amount recognised is based on the valuation performed by Greater China Appraisal Limited ("GCA"), an independent professional valuer not connected with the Group, using an effective interest rate of 6.47% per annum.

*附註：* 年內，本集團因附註16之集團重組而認購總賬面值36,858,000港元之可換股債券。可換股債券之票息率為年利率2厘，並於二零一一年六月到期。賬面值代表可換股債券之債項部份。所確認金額乃按與本集團並無關連之獨立專業評值師漢華評值有限公司(「漢華」)所作估值，以實際年利率6.47厘釐定。

## 29. AMOUNTS DUE FROM RELATED COMPANIES

## 29. 應收關連公司款項

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Unsecured loans receivable: | 無抵押應收貸款： | | |
| Subsidiaries of ITC Corporation Limited ("ITC") (note (a) below) | 德祥企業集團有限公司(「德祥企業」)之附屬公司(下文附註(a)) | **141,401** | – |
| Associate of ITC (note (a) below) | 德祥企業之聯營公司(下文附註(a)) | **–** | 183,046 |
| Associates of China Strategic (note (a) below) | 中策之聯營公司(下文附註(a)) | **–** | 47,270 |
| Other related companies (note (b) below) | 其他關連公司(下文附註(b)) | **–** | 854 |
| | | **141,401** | 231,170 |
| Other receivables: | 其他應收款項： | | |
| Associate of ITC (note (a) below) | 德祥企業之聯營公司(下文附註(a)) | **489** | 15,807 |
| Associates of China Strategic (note (a) below) | 中策之聯營公司(下文附註(a)) | **–** | 2,779 |
| Other related companies (notes (a) and (b) below) | 其他關連公司(下文附註(a)及(b)) | **885** | 2,096 |
| Subsidiaries of ITC (note (a) below) | 德祥企業之附屬公司(下文附註(a)) | **7,324** | – |
| Total, amount due within one year shown under current assets | 於一年內到期並列作流動資產之款項總額 | **150,099** | 251,852 |

*Notes:*

(a) The companies are related companies of the Group as ITC has significant influence over the companies and they are under common directorship. ITC is the substantial shareholder of the Company.

The amounts are unsecured, repayable on demand and interest free except for loans receivable of HK$141,401,000 (2006: HK$230,316,000) which bear interest at 2% over HKBLR.

(b) The balance includes loan and interest receivable of HK$885,000 (2006: HK$854,000) from Parona Limited, a shareholder of an associate, in which certain close family members of a director of the Company, have an interest. The amount is secured by shares of the associate held by Parona Limited, interest free (2006: bore interest at 7% per annum) and repayable on demand.

*附註：*

(a) 該等公司乃受德祥企業重大影響力及與德祥企業有共同之董事之公司，故屬於本集團之關連公司。德祥企業為本公司之主要股東。

有關款項為無抵押、須於要求時償還及免息，惟應收貸款141,401,000港元(二零零六年：230,316,000港元)則以港元最優惠借貸利率加2厘計息。

(b) 有關結餘包括應收Parona Limited(聯營公司之一名股東，本公司其中一名董事之若干家庭成員擁有權益)之貸款及利息885,000港元(二零零六年：854,000港元)。該金額以Parona Limited所持有聯營公司股份為抵押，免息(二零零六年：按年利率7%計息)及須於要求時償還。

## 30. AMOUNTS DUE FROM ASSOCIATES

## 30. 應收聯營公司款項

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Promissory note with face value of HK$117,000,000 carrying interest at 0.75% over Hong Kong Interbank Offered Rate, secured by the shares of certain subsidiaries of an associate and wholly repayable on or before January 2009 (Note) | 面值117,000,000港元之承兌票據以香港銀行同業拆息加0.75厘計息以一間聯營公司之若干附屬公司股份作抵押並須於二零零九年一月或之前清還(附註) | **117,000** | 117,000 |
| Unsecured other receivables, interest free and repayable within one year | 其他無抵押應收款項，免息並須於一年內清還 | **70,314** | 64,804 |
| Unsecured loans receivable carrying interest at 2% over HKBLR on loan principal and repayable within one year | 應收無抵押貸款按貸款本金以香港最優惠借貸利率加2厘計息並須於一年內償還 | **–** | 162,972 |
| | | **187,314** | 344,776 |
| Less: Amount due within one year shown under current assets | 減：於一年內到期並列作流動資產之款項 | **(187,314)** | (227,776) |
| Amount due after one year | 一年後到期之款項 | **–** | 117,000 |

*Note:* The effective interest rate is 5.17% for the year ended 31 March 2007. Subsequent to balance sheet date, that associate had disposed of its property interests through disposal of an associate and certain proceeds were used to fully repay the amount due to the Group.

*附註：* 於截至二零零七年三月三十一日止年度之實際利率為5.17厘。於結算日後，該聯營公司通過出售其一家聯營公司出售其物業權益且若干所得款被用作全數償還應付本集團之款項。

## 31. DEFERRED CONSIDERATION RECEIVABLE

As part of the consideration for the disposal of the subsidiaries as set out in note 47, a deferred consideration of HK$15,000,000 will be settled in cash by the purchaser under four annual instalments commencing from 30 October 2006. The fair value of the deferred consideration at date of initial recognition is determined based on the estimated future cash flows discounted at 3% per annum. The amount is unsecured and interest free. The carrying amounts are analysed for reporting purpose as follows:

## 31. 應收遞延代價

作為如附註47所載出售附屬公司之代價之一部份，15,000,000港元之遞延代價將由收購人自二零零六年十月三十日起四個年度分期以現金償清。於初始確認時遞延代價之公平價值乃根據按每年3%貼現估計未來現金流量而釐定。此款項為無抵押及免息。賬面值(作報告目的)分析如下：

| | | **2007**<br>**HK$'000**<br>**千港元** | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Non-current assets | 非流動資產 | **6,597** | 10,223 |
| Current assets (included in debtors, deposits and prepayments) | 流動資產(列入應收賬款、訂金及預付款項) | **3,932** | 3,932 |
| | | **10,529** | 14,155 |

## 32. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORKS

## 32. 應收(應付)客戶合約工程款項

| | | **2007**<br>**HK$'000**<br>**千港元** | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Contracts in progress at the balance sheet date: | 於結算日之在建工程： | | |
| Contract costs incurred to date | 現時已支出之工程費用 | **43,566,229** | 42,500,091 |
| Recognised profits less recognised losses | 經確認溢利減經確認虧損 | **1,217,200** | 1,052,894 |
| | | **44,783,429** | 43,552,985 |
| Less: Progress billings | 減：進度付款 | **(45,598,340)** | (43,819,221) |
| | | **(814,911)** | (266,236) |
| Represented by: | 來自： | | |
| Amounts due from customers for contract works | 應收客戶合約工程款項 | **223,637** | 163,379 |
| Amounts due to customers for contract works | 應付客戶合約工程款項 | **(1,038,548)** | (429,615) |
| | | **(814,911)** | (266,236) |

## 33. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for its management contracting segment are negotiated at terms determined and agreed with its customers. Credit term for property leasing business is payable monthly in advance and the credit terms granted by the Group to other debtors normally range from 30 days to 90 days.

Included in debtors, deposits and prepayments are debtors of approximately HK$1,003,440,000 (2006: HK$572,798,000) and their aged analysis is as follows:

## 33. 應收賬款、訂金及預付款項

本集團承建管理部門之信貸期乃與客戶按正常商業條款磋商及訂立。物業租賃業務之信貸期乃預先按月支付，而本集團就其他應收賬款授出之信貸期一般由30至90日不等。

應收賬款、訂金及預付款項包括應收賬款約1,003,440,000港元（二零零六年：572,798,000港元），其賬齡分析如下：

| | | **2007**<br>**HK$'000**<br>**千港元** | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Within 90 days | 90日內 | **935,095** | 504,584 |
| More than 90 days and within 180 days | 超過90日但於180日內 | **19,346** | 13,704 |
| More than 180 days | 超過180日 | **48,999** | 54,510 |
| | | **1,003,440** | 572,798 |

At 31 March 2007, retentions held by customers for contract works amounting to approximately HK$477,403,000 (2006: HK$396,066,000) were included in debtors, deposits and prepayments, of which approximately HK$239,707,000 (2006: HK$151,168,000) are expected to be recovered or settled after more than twelve months from the balance sheet date.

Included in deposits and prepayments is an amount of approximately HK$176,753,000 (2006: HK$148,699,000) which carries interest at 14.4% per annum (2006: 13.6%) and is secured by properties interest in the PRC.

At 31 March 2007, an amount of A$22,743,000 (2006: A$24,988,173) is denominated in currencies other than the functional currency of the relevant group entity.

於二零零七年三月三十一日，已計入應收賬款，訂金及預付款項內之合約工程客戶持有之保固金約為477,403,000港元（二零零六年：396,066,000港元），其中約239,707,000港元（二零零六年：151,168,000港元）預期將於結算日起超過十二個月退清或結清。

訂金及預付款項包括約176,753,000港元之款項（二零零六年：148,699,000港元），附帶年息14.4厘（二零零六年：13.6厘），並以中國之物業作抵保。

於二零零七年三月三十一日，為數22,743,000澳元（二零零六年：24,988,173澳元）之款額乃以相關集團實體之功能貨幣以外貨幣計值。

**34. CONVERSION OPTION EMBEDDED IN LOAN RECEIVABLE**

The Group had classified the debt element of the convertible bond as loans receivable and the conversion option element separately. The fair value of the convertible bond is determined by the directors of the Company with reference to the valuation performed by GCA. GCA applied net present value and Black-Scholes model for the valuation of the debt element and conversion option element, respectively, at the date of inception. The conversion option is separated as derivative financial instrument and stated in the consolidated balance sheet at fair value. The change in fair value had been recognised in the consolidated income statement.

**34. 應收貸款附帶之換股權**

本集團將可換股債券之債項部份分別歸類為應收貸款及換股權部份。可換股債券之公平價值由本公司之董事參照漢華之估值而釐定。漢華分別採用淨現值及柏力克－舒爾斯期權定價模式評估開始當日債項部份及換股權部份之價值。換股權乃分開列作衍生金融工具，按公平價值計入綜合資產負債表。公平價值變動已於綜合收益表內確認。

**35. INVESTMENTS HELD FOR TRADING**

**35. 持作買賣投資**

| | | **2007**<br>**HK$'000**<br>**千港元** | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Listed equity securities, at quoted bid price | 上市股本證券，按買入報價 | | |
| in Hong Kong | 香港 | **129,496** | 161,693 |
| in overseas | 海外 | **26,287** | – |
| | | **155,783** | 161,693 |

**36. PLEDGED BANK DEPOSITS, SHORT TERM BANK DEPOSITS AND BANK BALANCES AND CASH**

Pledged bank deposits represent deposits pledged to banks to secure general banking facilities granted to the Group. Deposits amounting to HK$42,601,000 (2006: HK$118,622,000) have been pledged to secure general banking facilities with maturity within one year of the balance sheet date and are therefore classified as current assets.

The pledged bank deposits and short term bank deposits with maturity date of less than three months carry floating interest rates ranging from 2.5% to 4.5% (2006: 3.1% to 4.4%) per annum. The bank balances carry interest rates ranging nil to 3.0% (2006: 3.1%) per annum.

**36. 已抵押銀行存款、短期銀行存款及銀行結存及現金**

已抵押銀行存款指為擔保授予本集團之一般銀行信貸而抵押予銀行之存款。為數42,601,000港元(二零零六年：118,622,000港元)之存款已予抵押，作為須於結算日起一年內償還之一般銀行信貸之抵押，因而被列入流動資產。

已抵押銀行存款及到期日少於三個月之短期銀行存款附帶每年2.5%至4.5%(二零零六年：3.1%至4.4%)之浮動利率。銀行結存附帶利率每年零至3.0%(二零零六年：3.1%)。

## 37. CREDITORS AND ACCRUED EXPENSES

Included in creditors and accrued expenses are trade creditors of approximately HK$351,026,000 (2006: HK$347,160,000) and their aged analysis is as follows:

## 37. 應付賬款及應計開支

應付賬款及應計開支包括約351,026,000港元(二零零六年:347,160,000港元)之應付貿易款項,其賬齡分析如下:

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Within 90 days | 90日內 | **329,211** | 312,038 |
| More than 90 days and within 180 days | 超過90日但於180日內 | **8,230** | 22,037 |
| More than 180 days | 超過180日 | **13,585** | 13,085 |
| | | **351,026** | 347,160 |

As at 31 March 2007, included in the creditors and accrued expenses is an amount of A$15,874,000 (approximately HK$100,785,000) that is denominated in currencies other than functional currency of the relevant group entity.

於二零零七年三月三十一日,應付賬款及應計開支包括15,874,000澳元(約100,785,000港元)以相關集團實體功能貨幣以外貨幣計值之款項。

At 31 March 2007, retentions held by the Group for contract works amounting to approximately HK$319,098,000 (2006: HK$297,869,000) were included in creditors and accrued expenses, of which approximately HK$102,719,000 (2006: HK$80,174,000) are expected to be paid or settled after more than twelve months from the balance sheet date.

於二零零七年三月三十一日,集團持有之合約工程保固金約為319,098,000港元(二零零六年:297,869,000港元),已計入應付款項及應計開支內,其中約102,719,000港元(二零零六年:80,174,000港元)預期將於結算日起超過十二個月還清或結清。

**38. AMOUNTS DUE TO ASSOCIATES**

The amounts are unsecured, interest free and repayable on demand.

**38. 應付聯營公司款項**

該等款項並無抵押、免息及須於要求時償付。

**39. AMOUNTS DUE TO MINORITY SHAREHOLDERS**

The amounts are unsecured, interest free and repayable on demand.

**39. 應付少數股東款項**

該等款項並無抵押、免息及須於要求時償付。

**40. LOANS FROM MINORITY SHAREHOLDERS**

The amount is unsecured and carries interest at the following rates:

**40. 少數股東貸款**

此款項為無抵押，並按下列利率計息：

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| 2% below Hong Kong Prime rate (Note) | 以香港最優惠借貸利率減2厘計息(附註) | – | 88,588 |
| Interest-free | 免息 | – | 34,851 |
| Total, under current liabilities | 總計，列作流動負債 | – | 123,439 |

*Note:* During the year 31 March 2007, upon the acquisition of additional interests in subsidiaries, the amount had been reclassified to other loans.

*附註：* 於二零零七年三月三十一日年度，收購附屬公司額外權益後，該款項已重新分類為其他貸款。

## 41. BANK AND OTHER BORROWINGS

## 41. 銀行及其他借款

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Bank and other borrowings comprise: | 銀行及其他借款包括： | | |
| Bank loans | 銀行貸款 | **943,554** | 471,383 |
| Other loans | 其他貸款 | **60,151** | 93,400 |
| Bank overdrafts | 銀行透支 | **20,432** | – |
| | | **1,024,137** | 564,783 |
| Analysed as: | 分析為： | | |
| Secured | 有抵押 | **644,968** | 397,319 |
| Unsecured | 無抵押 | **379,169** | 167,464 |
| | | **1,024,137** | 564,783 |
| The bank and other borrowings are repayable as follows: | 銀行及其他借款償還期如下： | | |
| Within one year or on demand | 一年內或按通知 | **597,386** | 400,158 |
| More than one year, but not exceeding two years | 超過一年，但不逾兩年 | **116,157** | 26,500 |
| More than two years, but not exceeding three years | 超過兩年，但不逾三年 | **11,551** | 132,500 |
| More than three years, but not exceeding four years | 超過三年，但不逾四年 | **64,481** | 4,500 |
| More than four years, but not exceeding five years | 超過四年，但不逾五年 | **74,481** | 1,125 |
| More than five years | 超過五年 | **160,081** | – |
| | | **1,024,137** | 564,783 |
| Less: Amount due within one year or on demand shown under current liabilities | 減：一年內到期或按通知及列作流動負債之款項 | **(597,386)** | (400,158) |
| Amount due after one year | 一年後到期之款項 | **426,751** | 164,625 |

The above bank borrowings include fixed-rate borrowings of approximately HK$161,616,000 (2006: HK$107,454,000) repayable within one year carrying interest ranging from 6.12% to 7.344% (2006: 5.22% to 6.138%) per annum.

上述銀行借款包括約161,616,000港元(二零零六年：107,454,000港元)以之定息借款，須於一年內償還，並按介乎6.12%至7.344%(二零零六年：5.22%至6.138%)之實際年利率計息。

**41. BANK AND OTHER BORROWINGS** (continued)

The remaining bank borrowings carry floating-rate interest, ranging from 4.67% to 7.75% (2006: 4.71% to 6.56%) per annum.

41. 銀行及其他借款(續)

其餘銀行借款以浮動利率計息，年利率由4.67%至7.75%(二零零六年：4.71%至6.56%)計息。

**42. DEFERRED TAXATION**

The following are the major deferred tax liabilities (assets) recognised and movements thereon during the current and prior years:

42. 遞延稅項

以下是本年度及以往年度可識別的遞延稅項負債(資產)，以及其變動情況：

| | | Accelerated tax depreciation 加速稅項折舊 HK$'000 千港元 | Tax losses 稅項虧損 HK$'000 千港元 | Recognition of contracting income 確認合約收入 HK$'000 千港元 | Fair value adjustment on project under development 發展中項目公平價值調整 HK$'000 千港元 | Fair value adjustments on certain non-current assets 若干非流動資產公平價值調整 HK$'000 千港元 | Others 其他 HK$'000 千港元 | Total 合計 HK$'000 千港元 |
|---|---|---|---|---|---|---|---|---|
| At 1 April 2005 | 於二零零五年四月一日 | 32,138 | (6,488) | (4,323) | 900,000 | - | 13 | 921,340 |
| (Credit) charge to income statement | 收益表之(撥入)扣減 | (562) | 1,711 | 2,461 | - | - | (116) | 3,494 |
| On disposal of subsidiaries | 出售附屬公司 | (27,815) | 2,872 | 6 | - | - | 103 | (24,834) |
| At 31 March 2006 | 於二零零六年三月三十一日 | 3,761 | (1,905) | (1,856) | 900,000 | - | - | 900,000 |
| Exchange realignment | 匯兌調整 | - | - | - | 82,156 | 709 | - | 82,865 |
| On acquisition of a business | 收購業務 | - | - | - | - | 28,212 | - | 28,212 |
| Change in tax rate credited to income statement | 稅率變更撥入收益表 | - | - | - | (55,952) | (6,714) | - | (62,666) |
| (Credit) charge to income statement | 收益表之(撥入)扣減 | 1,484 | (2,253) | 769 | - | (487) | - | (487) |
| At 31 March 2007 | 於二零零七年三月三十一日 | 5,245 | (4,158) | (1,087) | 926,204 | 21,720 | - | 947,924 |

At 31 March 2007, the Group has unused tax losses of approximately HK$1,001,000,000 (2006: HK$1,153,000,000) available for offset against future taxable profits. A deferred tax asset has been recognised in respect of approximately HK$24,000,000 (2006: HK$11,000,000) of such losses. No deferred tax asset in respect of the remaining tax losses has been recognised due to the unpredictability of future profit streams on those subsidiaries. The unused tax losses may be carried forward indefinitely.

於二零零七年三月三十一日，本集團有未使用稅務虧損1,001,000,000港元(二零零六年：1,153,000,000港元)可用於抵消將來的應稅利潤。故已就約24,000,000港元之虧損(二零零六年：11,000,000港元)確認遞延稅項資產。由於難以預測該等附屬公司將來盈利之確切趨向，因而並無就其餘虧損確認遞延稅項資產。未使用之稅務虧損可無限期地結轉。

## 43. SHARE CAPITAL

## 43. 股本

| | | Number of shares 股份數目 | Value 金額 HK$'000 千港元 |
|---|---|---|---|
| Ordinary shares of HK$0.10 each: | 每股面值0.10港元之普通股 | | |
| Authorised: | 法定： | | |
| At 1 April 2005, 31 March 2006 and 31 March 2007 | 於二零零五年四月一日、二零零六年三月三十一日及二零零七年三月三十一日 | 3,000,000,000 | 300,000 |
| Issued and fully paid: | 已發行及繳足股款： | | |
| At 1 April 2005 | 於二零零五年四月一日 | 1,369,195,436 | 136,920 |
| Issue of new shares pursuant to scrip dividend schemes | 根據以股代息計劃發行新股 | 20,110,474 | 2,011 |
| Issued of shares under share option scheme | 根據購股權計劃發行股份 | 14,000 | 1 |
| Shares repurchased | 購回股份 | (10,520,000) | (1,052) |
| At 31 March 2006 | 二零零六年三月三十一日 | 1,378,799,910 | 137,880 |
| Issue of new shares | 發行新股 | 68,500,000 | 6,850 |
| Issue of new shares pursuant to scrip dividend schemes | 根據以股代息計劃發行新股 | 9,838,497 | 984 |
| Issued of shares under share option scheme | 根據購股權計劃發行股份 | 36,575,000 | 3,657 |
| Shares repurchased | 購回股份 | (2,000,000) | (200) |
| At 31 March 2007 | 於二零零七年三月三十一日 | 1,491,713,407 | 149,171 |

During the year, the following changes in the Company's share capital took place:

(a) Pursuant to the scrip dividend schemes which were announced by the Company on 18 September 2006 and 11 January 2007, the Company issued 6,523,256 (2006: 8,865,284) and 3,315,241 (2006: 11,245,190) new ordinary shares of HK$0.1 each in the Company to shareholders who elected to receive scrip dividends in respect of the final dividend for the year ended 31 March 2006 and the interim dividend for the six months ended 30 September 2006, respectively. These shares rank pari passu with the then existing shares in all respects.

年內，本公司之股本出現下列變動：

(a) 根據本公司於二零零六年九月十八日及二零零七年一月十一日公布之以股代息計劃，本公司分別發行6,523,256股(二零零六年：8,865,284股)及3,315,241股(二零零六年：11,245,190股)每股面值0.1港元之本公司新普通股予選擇收取股份，以代替截至二零零六年三月三十一日止年度之末期股息及截至二零零六年九月三十日止六個月之中期股息之股東。此等股份在各方面與當時已有股份具相同地位。

**43. SHARE CAPITAL** (continued)

(b) During the year, the Company issued 36,575,000 ordinary shares of HK$0.10 each at the subscription price ranging from HK$1.24 to HK$2.50 (2006: HK$1.78) under the share option scheme of the Company.

(c) The Company repurchased a total of 2,000,000 ordinary shares through the Hong Kong Stock Exchange as follows:

43. 股本(續)

(b) 年內，本公司根據本公司之購股權計劃按介乎1.24至2.50港元(二零零六年：1.78港元)之認購價發行36,575,000股每股面值0.10港元之普通股。

(c) 本公司曾於香港聯交所購回合共2,000,000股普通股如下：

| Month of repurchase 購回月份 | | Ordinary shares of HK$0.1 each 每股面值0.1港元之普通股 | Price per share 每股價格 Highest 最高價 HK$ 港元 | Lowest 最低價 HK$ 港元 | Aggregate consideration paid 已付代價總額 HK$'000 千港元 |
|---|---|---|---|---|---|
| August 2006 | 二零零六年八月 | 1,000,000 | 2.18 | 2.16 | 2,178 |
| September 2006 | 二零零六年九月 | 1,000,000 | 2.27 | 2.18 | 2,203 |
| | | 2,000,000 | | | 4,381 |

(d) On 8 May 2006, the Company issued and allotted 68,500,000 ordinary shares at a fair price of HK$2.91315 per share to a then minority shareholder of a 90.1% owned subsidiary of the Company, which is holding the investment in the Yangkou Port project. The allotted shares represent the consideration paid by the Group to acquire the remaining 9.9% interest in that subsidiary from the minority shareholder. Details of the above transaction are set out in the Company's announcement dated 11 April 2006.

(d) 於二零零六年五月八日，本公司以2.91315港元之公平價發行及配發68,500,000股普通股予本公司擁有90.1%股權之附屬公司當時的一名少數股東，該附屬公司持有洋口港項目的投資。所配發之股份代表本集團為收購上述少數股東持有該附屬公司餘下9.9%股權所應支付的代價。有關上述交易之詳情列於本公司在二零零六年四月十一日刊發之公布。

**44. SHARE-BASED PAYMENT TRANSACTIONS**

On 27 August 2002, the Company adopted a share option scheme (the "Share Option Scheme") for the purpose of providing incentive or reward to any employees, executives or officers, directors of the Group or any invested entity and any celebrity, consultant, adviser or agent of any member of the Group or any invested entity, who have contributed or will contribute to the growth and development of the Group or any invested entity ("Eligible Person"). The Share Option Scheme will remain in force for a period of ten years from that date.

**44. 以股份支付款項之交易**

於二零零二年八月二十七日，本公司採納新購股權計劃(「購股權計劃」)，以向對或將會對本集團或任何投資機構作出貢獻之本集團或任何投資機構之任何僱員、行政人員或高級職員、董事或任何投資機構及著名人士、本集團任何成員公司或任何投資機構之諮詢人、顧問或代理(「合資格人士」)提供激勵或報酬。購股權計劃將自該日起維持有效十年。

## 44. SHARE-BASED PAYMENT TRANSACTIONS (continued)

Under the Share Option Scheme, the directors of the Company may at their discretion grant options to any Eligible Person to subscribe for shares in the Company without consideration. The directors may at their discretion determine the specific exercise period which should expire in any event no later than ten years from date of adoption of the Share Option Scheme. The exercise price is determined by the directors of the Company and will be at least the higher of: (i) the subscription price as is permissible under the Listing Rules from time to time; and (ii) the nominal value of the Company's shares.

The maximum number of shares which may initially be issued upon the exercise of all options to be granted under the Share Option Scheme and any other share option scheme(s) adopted by the Company must not in aggregate exceed 10% of the total number of issued shares of the Company as at its adoption date, i.e. 103,674,492 shares. Subject to the approval of the shareholders of the Company in general meeting, the limit may be refreshed to 10% of the total number of shares in issue as at the date of approval by the shareholders of the Company in general meeting. Notwithstanding the foregoing, the maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30% of the total number of shares in issue from time to time. Pursuant to an ordinary resolution passed at the annual general meetings of the Company in 2003, 2004 and 2005, the 10% scheme limit was refreshed to 10% of the total number of issued shares of the Company as at the respective dates of such meetings. Pursuant to an ordinary resolution passed at the Company's annual general meeting held on 8 September 2006, the 10% scheme limit was further refreshed to 146,260,991, representing 10% of the total number of issued shares of the Company as at the date of such meeting.

## 44. 以股份支付款項之交易(續)

根據購股權計劃，本公司董事可酌情向任何合資格人士授出購股權，接納授出之購股權毋需支付任何費用。董事可酌情釐定行使期限，惟在任何情況下，上述行使期限不得超過自購股權計劃獲採納當日起計十年。行使價由本公司董事以下列較高者而釐定：至少為(i)根據上市規則不時允許之認購價；及(ii)本公司股份之面值。

根據購股權計劃及本公司所採納任何其他購股權計劃可予授出之購股權可認購最多之股份總數，合共不得超過本公司於採納日期已發行股份總數之10%，即103,674,492股。如獲得本公司股東在股東大會上批准，該限額可更新為本公司股東在股東大會上批准當日已發行股份總數之10%。儘管如此，已根據購股權計劃或本公司任何其他購股權計劃授出但尚未行使之所有購股權獲行使時可予發行之股份總數，合共最多不得超過不時已發行股份總數之30%。根據本公司於二零零三年、二零零四年及二零零五年舉行之本公司股東週年大會上通過之普通決議案，該限額已更新至於該等大會各自日期本公司已發行股份數目之10%。根據本公司於二零零六年九月八日舉行之本公司股東週年大會上通過之普通決議案，該限額已進一步更新至146,260,991股股份，即本公司於該大會日期已發行股份數目之10%。

**44. SHARE-BASED PAYMENT TRANSACTIONS** (continued)

The maximum number of shares of the Company in respect of which options may be granted to each Eligible Person under the Share Option Scheme and any other share option scheme(s) of the Company (including those exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue from time to time unless such grant has been duly approved by shareholders of the Company at general meeting at which the Eligible Person and his associates (as defined in the Listing Rules) abstain from voting. Options granted to a substantial shareholder and/or an independent non-executive director or any of their respective associates (as defined in the Listing Rules) in any 12-month period in excess of 0.10% of total number of shares in issue and have an aggregate value exceeding HK$5,000,000 must be approved by the shareholders of the Company in general meeting in advance.

(a) Details of the share options granted on 28 December 2004 to certain directors and advisers of the Company under the Share Option Scheme and movements in such holdings during the year are as follows:

**44. 以股份支付款項之交易(續)**

於任何十二個月期間，根據購股權計劃及本公司任何其他購股權計劃可授予任何合資格人士之購股權(包括已行使、已註銷及未行使購股權)所涉及之本公司股份數目，最多不得超過不時已發行股份總數之1%，除非此項批授事宜已在合資格人士及其聯繫人士(定義見上市規則)放棄投票之股東大會上獲得本公司股東正式批准，則不受此限。於任何十二個月期間內向每位主要股東及／或獨立非執行董事或彼等各自之任何聯繫人士(定義見上市規則)授出購股權時，若所授出購股權所涉及之股份超過已發行股份總數之0.10%或總值超過5,000,000港元，則事先必須獲得本公司股東在股東大會上批准。

(a) 本公司於二零零四年十二月二十八日根據購股權計劃向本集團之若干董事及顧問授出之購股權之詳情及於年內之變動如下：

| | | | Number of shares of the Company to be issued upon exercise of the share options 購股權行使時將予發行之本公司股份數目 | | |
|---|---|---|---|---|---|
| Date of grant 授出日期 | Exercisable period 行使期 | Exercise price 每股行使價 HK$ 港元 | Outstanding at 1.4.2005 and 31.3.2006 於二零零五年四月一日及二零零六年三月三十一日 | Exercised during the year 年內行使 | Outstanding at 31.3.2007 於二零零七年三月三十一日尚未行使 |
| 28.12.2004 | 28.12.2004 to 26.8.2012 | 1.24* | 22,100,000 | (13,650,000) | 8,450,000 |
| 28.12.2004 | 28.12.2004 to 26.8.2012 | 1.50* | 22,100,000 | (9,520,000) | 12,580,000 |
| | | | 44,200,000 | (23,170,000) | 21,030,000 |

* Pursuant to the ordinary resolution passed by the Company's shareholders at the special general meeting held on 14 February 2006, the Company repriced the share options by a reduction of the exercise price by HK$0.70 per share to take into account the payment of a special cash dividend of HK$0.70 per share during the year ended 31 March 2006. The fair values of the outstanding share options immediately before and after the modification of their exercise price were calculated by RHL Appraisal Limited, a valuer not connected with the Group, using the Black-Scholes Option Pricing Model (the "Model"). The directors, by reference to the valuation report and after taking other professional advice, considered that the modification did not result in an increase in fair values of the share options. Accordingly, no adjustment on fair values of the share options was required.

* 根據本公司股東於二零零六年二月十四日所舉行股東特別大會上通過之普通決議案，本公司因於截至二零零六年三月三十一日止年度支付每股0.70港元之特別股息而重訂購股權價格，方法為將每股行使價削減0.70港元。未行使購股權之公平價值於更改行使價前後之估值乃由與本集團概無關連之獨立估值師永利行評值顧問有限公司按柏力克－舒爾斯期權定價模式(「該模式」)計算進行。董事在參考估值報告及經作出專業諮詢後，認為此項更改不會導致購股權公平價值上升，因此，毋須就購股權之公平價值進行調整。

## 44. SHARE-BASED PAYMENT TRANSACTIONS (continued)

(a) (continued)

The Model is one of the commonly used models to estimate the fair values of the option. The value of an option varies with different variables of certain subjective assumptions. Any changes in the variables so adopted may materially affected the estimation of the fair value of an option.

(b) Details of the share options granted to certain directors and employees of the Group under the Share Option Scheme during the period from 1 April 2005 to 31 March 2007 and movements in such holdings are as follows:

## 44. 以股份支付款項之交易(續)

(a) (續)

該模式為其中一個用以估計購股權公平價值之常用模式。購股權之價值因若干主觀假設出現不同變數而各有不同。就變數所採納之任何變動，可能會對就購股權公平價值所作出之估計產生重大影響。

(b) 本公司根據購股權計劃向本集團之若干董事及僱員授出之購股權詳情及於二零零五年四月一日至二零零七年三月三十一日期間之變動如下：

| | | | | | Number of shares of the Company to be issued upon exercise of the share options 購股權行使時將予發行之本公司股份數目 | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Type 類別 | Date of grant 授出日期 | Vesting date 歸屬日期 | Exercise period 行使期 | Exercise price per share 每股行使價 HK$ 港元 | Granted during the year ended 31.3.2006 截至二零零六年三月三十一日止年度授出 | Exercised during the year ended 31.3.2006 截至二零零六年三月三十一日止年度行使 | Outstanding at 31.3.2006 於二零零六年三月三十一日尚未行使 | Granted during the year ended 31.3.2007 截至二零零七年三月三十一日止年度授出 | Exercised during the year ended 31.3.2007 截至二零零七年三月三十一日止年度行使 | Lapsed during the year ended 31.3.2007 截至二零零七年三月三十一日止年度失效 | Outstanding at 31.3.2007 於二零零七年三月三十一日尚未行使 |
| (i) | 6.2.2006 | 6.2.2006 | 6.2.2006 to 5.2.2007 | 1.78 | 8,325,000 | (14,000) | 8,311,000 | - | (8,286,000) | (25,000) | - |
| (ii) | 6.2.2006 | 6.2.2007 | 6.2.2007 to 5.2.2008 | 2.50 | 8,325,000 | - | 8,325,000 | - | (895,000) | (275,000) | 7,155,000 |
| (iii) | 6.2.2006 | 6.2.2008 | 6.2.2008 to 5.2.2009 | 3.00 | 8,325,000 | - | 8,325,000 | - | - | (650,000) | 7,675,000 |
| (iv) | 6.2.2006 | 6.2.2009 | 6.2.2009 to 5.2.2010 | 3.50 | 8,325,000 | - | 8,325,000 | - | - | (650,000) | 7,675,000 |
| (v) | 24.3.2006 | 24.3.2006 | 24.3.2006 to 5.2.2007 | 2.325 | 3,000,000 | - | 3,000,000 | - | (2,874,000) | (126,000) | - |
| (vi) | 24.3.2006 | 6.2.2007 | 6.2.2007 to 5.2.2008 | 2.50 | 3,000,000 | - | 3,000,000 | - | (50,000) | - | 2,950,000 |
| (vii) | 24.3.2006 | 6.2.2008 | 6.2.2008 to 5.2.2009 | 3.00 | 3,000,000 | - | 3,000,000 | - | - | - | 3,000,000 |
| (viii) | 24.3.2006 | 6.2.2009 | 6.2.2009 to 5.2.2010 | 3.50 | 3,000,000 | - | 3,000,000 | - | - | - | 3,000,000 |
| (ix) | 8.9.2006 | 8.9.2006 | 8.9.2006 to 7.9.2007 | 2.48 | - | - | - | 4,600,000 | - | - | 4,600,000 |
| (x) | 8.9.2006 | 8.9.2007 | 8.9.2007 to 7.9.2008 | 2.48 | - | - | - | 4,600,000 | - | - | 4,600,000 |
| (xi) | 8.9.2006 | 8.9.2008 | 8.9.2008 to 7.9.2009 | 2.48 | - | - | - | 4,600,000 | - | - | 4,600,000 |
| (xii) | 8.9.2006 | 8.9.2006 | 8.9.2006 to 26.8.2012 | 2.43 | - | - | - | 1,300,000 | - | - | 1,300,000 |
| (xiii) | 8.9.2006 | 8.9.2006 | 8.9.2006 to 7.9.2007 | 2.43 | - | - | - | 4,750,000 | (1,300,000) | - | 3,450,000 |
| (xiv) | 8.9.2006 | 1.8.2007 | 1.8.2007 to 31.7.2008 | 2.43 | - | - | - | 1,500,000 | - | - | 1,500,000 |
| (xv) | 8.9.2006 | 1.8.2008 | 1.8.2008 to 31.7.2009 | 2.43 | - | - | - | 1,500,000 | - | - | 1,500,000 |
| (xvi) | 8.9.2006 | 1.8.2007 | 1.8.2007 to 31.7.2008 | 3.00 | - | - | - | 1,500,000 | - | - | 1,500,000 |
| (xvii) | 8.9.2006 | 1.8.2008 | 1.8.2008 to 31.7.2009 | 3.50 | - | - | - | 1,500,000 | - | - | 1,500,000 |
| (xviii) | 8.9.2006 | 8.9.2007 | 8.9.2007 to 7.9.2008 | 3.00 | - | - | - | 2,750,000 | - | - | 2,750,000 |
| (xix) | 8.9.2006 | 8.9.2008 | 8.9.2008 to 7.9.2009 | 3.50 | - | - | - | 2,000,000 | - | - | 2,000,000 |
| (xx) | 6.2.2007 | 6.2.2007 | 6.2.2007 to 26.8.2012 | 3.00 | - | - | - | 1,300,000 | - | - | 1,300,000 |
| (xxi) | 6.2.2007 | 6.2.2007 | 6.2.2007 to 5.2.2008 | 4.00 | - | - | - | 2,500,000 | - | - | 2,500,000 |
| (xxii) | 6.2.2007 | 6.2.2007 | 6.2.2007 to 5.2.2008 | 3.00 | - | - | - | 1,020,000 | - | - | 1,020,000 |
| (xxiii) | 6.2.2007 | 6.2.2008 | 6.2.2008 to 5.2.2009 | 3.00 | - | - | - | 1,190,000 | - | - | 1,190,000 |
| (xxiv) | 6.2.2007 | 6.2.2009 | 6.2.2009 to 5.2.2010 | 3.50 | - | - | - | 1,190,000 | - | - | 1,190,000 |
| | | | | | 45,300,000 | (14,000) | 45,286,000 | 37,600,000 | (13,405,000) | (1,726,000) | 67,955,000 |
| Exercisable at the end of the year 年底時可予行使 | | | | | | | | | | | 24,275,000 |

**44. SHARE-BASED PAYMENT TRANSACTIONS** (continued)

(b) During the year, the Company granted 37,800,000 share options to directors and employees at exercise prices ranging from HK$2.43 to HK$4.00. The fair value of the share options granted during the year is approximately HK$25,031,000. The share options granted are subject to vesting conditions from zero to two years.

The fair values determination at the grant date were carried out by RHL Appraisal Limited using the Model. The inputs into the Model were summarised as follows:

**44. 以股份支付款項之交易(續)**

(b) 年內，本公司以介乎2.43至4.00港元之行使價授出37,800,000份購股權予股東及僱員。於年內所授出購股權之公平價值約25,031,000港元。所授出購股權受制於零至兩年之歸屬期。

公平價值於授出日期之估值乃由永利行評值顧問有限公司參照該模式進行。該模式之輸入值總結如下：

| | | Type 類別 (i) | Type 類別 (ii) | Type 類別 (iii) | Type 類別 (iv) | Type 類別 (v) | Type 類別 (vi) | Type 類別 (vii) | Type 類別 (viii) |
|---|---|---|---|---|---|---|---|---|---|
| Date of grant | 授出日期 | 6.2.2006 | 6.2.2006 | 6.2.2006 | 6.2.2006 | 24.3.2006 | 24.3.2006 | 24.3.2006 | 24.3.2006 |
| Closing share price at date of grant (HK$) | 授出日期之股份收市價(港元) | 1.78 | 1.78 | 1.78 | 1.78 | 2.325 | 2.325 | 2.325 | 2.325 |
| Exercise price (HK$) | 行使價(港元) | 1.78 | 2.50 | 3.00 | 3.50 | 2.325 | 2.50 | 3.00 | 3.50 |
| Expected volatility | 預期波幅 | 48% | 48% | 48% | 48% | 48% | 48% | 48% | 48% |
| Expected life (year) | 預期壽命(年) | 1 | 2 | 3 | 4 | 0.87 | 1.87 | 2.87 | 3.87 |
| Risk-free interest rate | 無風險利率 | 3.85% | 3.88% | 3.97% | 4.05% | 4.215% | 4.252% | 4.310% | 4.390% |
| Expected annual dividend yield | 預期年度股息回報率 | 1.69% | 1.69% | 1.69% | 1.69% | 1.3% | 1.3% | 1.3% | 1.3% |
| Fair value per share option (HK$) | 每份購股權之公平價值(港元) | 0.347 | 0.287 | 0.311 | 0.336 | 0.432 | 0.570 | 0.583 | 0.608 |
| Total fair value (HK$'000) | 總公平價值(千港元) | 2,889 | 2,391 | 2,587 | 2,794 | 1,296 | 1,709 | 1,749 | 1,823 |

| | | Type 類別 (ix) | Type 類別 (x) | Type 類別 (xi) | Type 類別 (xii) | Type 類別 (xiii) | Type 類別 (xiv) | Type 類別 (xv) | Type 類別 (xvi) |
|---|---|---|---|---|---|---|---|---|---|
| Date of grant | 授出日期 | 8.9.2006 | 8.9.2006 | 8.9.2006 | 8.9.2006 | 8.9.2006 | 8.9.2006 | 8.9.2006 | 8.9.2006 |
| Closing share price at date of grant (HK$) | 授出日期之股份收市價(港元) | 2.43 | 2.43 | 2.43 | 2.43 | 2.43 | 2.43 | 2.43 | 2.43 |
| Exercise price (HK$) | 行使價(港元) | 2.48 | 2.48 | 2.48 | 2.43 | 2.43 | 2.43 | 2.43 | 3.00 |
| Expected volatility | 預期波幅 | 54% | 54% | 54% | 54% | 54% | 54% | 54% | 54% |
| Expected life (year) | 預期壽命(年) | 1 | 2 | 3 | 3 | 1 | 1.90 | 2.90 | 1.90 |
| Risk-free interest rate | 無風險利率 | 3.740% | 3.821% | 3.907% | 3.907% | 3.740% | 3.821% | 3.907% | 3.821% |
| Expected annual dividend yield | 預期年度股息回報率 | 1.2% | 1.2% | 1.2% | 1.2% | 1.2% | 1.2% | 1.2% | 1.2% |
| Fair value per share option (HK$) | 每份購股權之公平價值(港元) | 0.515 | 0.731 | 0.888 | 0.903 | 0.534 | 0.730 | 0.889 | 0.557 |
| Total fair value (HK$'000) | 總公平價值(千港元) | 2,367 | 3,364 | 4,085 | 1,174 | 2,537 | 1,095 | 1,334 | 836 |

## 44. SHARE-BASED PAYMENT TRANSACTIONS (continued)

## 44. 以股份支付款項之交易(續)

(b) (continued)

(b) (續)

| | | Type 類別 (xvii) | Type 類別 (xviii) | Type 類別 (xix) | Type 類別 (xx) | Type 類別 (xxi) | Type 類別 (xxii) | Type 類別 (xxiii) | Type 類別 (xxiv) |
|---|---|---|---|---|---|---|---|---|---|
| Date of grant | 授出日期 | 8.9.2006 | 8.9.2006 | 8.9.2006 | 6.2.2007 | 6.2.2007 | 6.2.2007 | 6.2.2007 | 6.2.2007 |
| Closing share price at date of grant (HK$) | 授出日期之股份收市價(港元) | 2.43 | 2.43 | 2.43 | 3.00 | 3.00 | 3.00 | 3.00 | 3.00 |
| Exercise price (HK$) | 行使價(港元) | 3.50 | 3.00 | 3.50 | 3.00 | 4.00 | 3.00 | 3.00 | 3.50 |
| Expected volatility | 預期波幅 | 54% | 54% | 54% | 45% | 45% | 45% | 45% | 45% |
| Expected life (year) | 預期壽命(年) | 2.90 | 2 | 3 | 3 | 1 | 1 | 2 | 3 |
| Risk-free interest rate | 無風險利率 | 3.907% | 3.821% | 3.907% | 4.148% | 4.050% | 3.900% | 4.086% | 4.135% |
| Expected annual dividend yield | 預期年度股息回報率 | 1.2% | 1.2% | 1.2% | 1% | 1% | 1% | 1% | 1% |
| Fair value per share option (HK$) | 每股購股權之公平價值(港元) | 0.621 | 0.577 | 0.638 | 0.980 | 0.264 | 0.564 | 0.803 | 0.823 |
| Total fair value (HK$'000) | 總公平價值(千港元) | 932 | 1,588 | 1,275 | 1,274 | 660 | 575 | 956 | 979 |

The expected volatility used in the Model was determined by using the annualised standard derivation of the continuously compounded rate of return on the ordinary shares of the Company. The expected life used in the Model has been adjusted, based on management's best estimate, for the effects of non transferability and behavioural considerations.

本模式所用之預期波幅乃利用本公司普通股之連續複利回報率之年度化標準差釐定。由於非透明性質及行為上考慮之影響，本模式所用之預期壽命已根據管理層之推測予以調整。

The amount of cost of share options charged to the consolidated income statement during the year was HK$21,995,000 (2006: HK$4,945,000).

年內綜合收益表扣減之購股權成本金額為21,995,000港元(二零零六年：4,945,000港元)。

In respect of the share options granted during the year, the closing share price immediately before date of grant is ranged from HK$2.43 to HK$3.00.

年內授出之購股權，於緊接授出當日之前一日之股份收市價介乎2.43港元至3.00港元之間。

In respect of the 36,575,000 share options exercised during the year, the weighted average share price at the date of exercise is HK$3.04 and the weighted average share price at the date immediately before exercise date is HK$2.99.

年內行使之36,575,000份購股權，於行使當日之加權平均股價為3.04港元，於緊接行使當日之前一日之加權平均股價為2.99港元。

There was no consideration received during the year from Eligible Persons for taking up the options granted.

並無因合資格人士接納獲授之購股權而收到任何代價。

**44. SHARE-BASED PAYMENT TRANSACTIONS** (continued)

**Share option scheme of Paul Y. Engineering Group Limited ("PYE")**

On 7 September 2005, PYE adopted a share option scheme (the "PYE Scheme") for the purpose of providing incentive or reward to any employees, executives or directors of PYE and its subsidiaries or any invested entity and any consultant, adviser or agent of any member of PYE and its subsidiaries or any invested entity, who have contributed or will contribute to the growth and development of PYE and its subsidiaries or any invested entity ("PYE Eligible Person"). The PYE Scheme will remain in force for a period of ten years from that date.

Under the PYE Scheme, the directors of PYE may at their discretion grant options to any PYE Eligible Person to subscribe for shares in PYE. Consideration to be paid on each grant of option is HK$1.00. The directors of PYE may at their discretion determine the specific exercise period which should expire in any event no later than ten years from date of adoption of the PYE Scheme. The exercise price is determined by the directors of PYE and will be at least the higher of: (i) the subscription price as is permissible under the Listing Rules from time to time; and (ii) the nominal value of the shares of PYE.

The maximum number of shares that may initially be issued upon the exercise of all options to be granted under the PYE Scheme and any other share option scheme(s) adopted by PYE must not in aggregate exceed 10% of the total number of issued shares of PYE, i.e. 57,669,939 shares of PYE, as at its adoption date. Subject to the approval of the shareholders of PYE in general meeting, the limit may be refreshed to 10% of the total number of shares of PYE in issue as at the date of approval by the shareholders of PYE in general meeting. Notwithstanding the forgoing, the maximum number of shares of PYE which may be issued upon exercise of all outstanding options granted and yet to be exercised under the PYE Scheme and any other share option scheme(s) of PYE must not in aggregate exceed 30% of the total number of shares of PYE in issue from time to time. Pursuant to an ordinary resolution passed at PYE's annual general meeting held on 6 September 2006, the 10% scheme limit was refreshed to 58,195,877, representing 10% of the total number of issued shares of PYE as at the date of such meeting.

44. 以股份支付款項之交易(續)

**保華建業集團有限公司(「保華建業」)之購股權計劃**

於二零零五年九月七日，保華建業採納一項購股權計劃(「保華建業購股權計劃」)，以向對或將會對保華建業及其附屬公司或任何投資機構作出貢獻之保華建業及其附屬公司或任何投資機構之任何僱員、行政人員或董事或任何投資機構及保華建業及其附屬公司任何成員公司或任何投資機構之顧問、諮詢人或代理(「保華建業合資格人士」)提供激勵或報酬。保華建業購股權計劃將自該日起維持有效十年。

根據保華建業購股權計劃，保華建業董事可酌情向任何保華建業合資格人士授出購股權，以認購保華建業之股份，每股接納授出之購股權需支付每股1.00港元之代價。保華建業董事可酌情釐定行使期限，惟在任何情況下，上述行使期限不得超過自保華建業購股權計劃獲採納當日起計十年。行使價由保華建業董事以下列較高者而釐定：至少為(i)根據上市規則不時允許之認購價；及(ii)保華建業股份之面值。

因保華建業購股權計劃及保華建業所採納任何其他購股權計劃可予授出之購股權獲行使而初步可予發行之股份數目上限，合共不得超過保華建業於採納日期已發行股份總數之10%，即57,669,939股保華建業股份。如獲得保華建業股東在股東大會上批准，該限額可更新為保華建業股東在股東大會上批准當日保華建業已發行股份總數之10%。儘管如此，已根據保華建業購股權計劃或保華建業任何其他購股權計劃授出但尚未行使之所有購股權獲行使時可予發行之保華建業股份總數，合共最多不得超過不時已發行保華建業股份總數之30%。根據二零零六年九月六日舉行之保華建業股東週年大會上通過之一項普通決議案，10%之計劃限額乃更新為58,195,877股，佔於該大會日期保華建業已發行股份總數之10%。

## 44. SHARE-BASED PAYMENT TRANSACTIONS (continued)

### Share option scheme of Paul Y. Engineering Group Limited ("PYE") (continued)

The maximum number of shares of PYE in respect of which options may be granted to each PYE Eligible Person under the PYE Scheme and any other share option scheme(s) of PYE (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares of PYE in issue from time to time unless such grant has been duly approved by shareholders of PYE in general meeting at which the PYE Eligible Person and his associate (as defined in the Listing Rules) abstained from voting. Options granted to a substantial shareholder and/or an independent non-executive director of PYE or any of their respective associates (as defined in the Listing Rules) in any 12-month period in excess of 0.10% of the total number of PYE in issue and have an aggregate value exceeding HK$5,000,000 must be approved by the shareholders of PYE in general meeting in advance.

Details of movements in share options of PYE granted under the PYE Scheme during the current and prior years are as follows:

## 44. 以股份支付款項之交易(續)

### 保華建業集團有限公司(「保華建業」)之購股權計劃(續)

於任何十二個月期間，根據保華建業購股權計劃及保華建業任何其他購股權計劃可授予任何合資格人士之購股權(包括已行使、已註銷及未行使購股權)所涉及之保華建業股份數目，最多不得超過不時已發行保華建業股份總數之1%，除非此項批授事宜已在合資格人士及其聯繫人士(定義見上市規則)放棄投票之股東大會上獲得保華建業股東正式批准，則不受此限。於任何十二個月期間內向每位保華建業主要股東及／或獨立非執行董事或彼等各自之任何聯繫人士(定義見上市規則)授出購股權時，若所授出購股權所涉及之股份超過已發行保華建業股份總數之0.10%或總值超過5,000,000港元，則事先必須獲得保華建業股東在股東大會上批准。

年內及此前年度，根據保華建業購股權計劃授出之購股權變動，詳情如下：

| | | | | | Number of shares of the Company to be issued upon exercise of the share options 購股權行使時將予發行之本公司股份數目 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Type 類別 | Date of grant 授出日期 | Vesting date 歸屬期 | Exercise period 行使期 | Exercise price per share 每股行使價 HK$ 港元 | Granted during the year ended 31.3.2006 截至二零零六年三月三十一日止年度授出 | Outstanding at 31.3.2006 於二零零六年三月三十一日尚未行使 | Granted during the year ended 31.3.2007 截至二零零七年三月三十一日止年度授出 | Exercised during the year ended 31.3.2007 截至二零零七年三月三十一日止年度行使 | Lapsed during the year ended 31.3.2007 截至二零零七年三月三十一日止年度失效 | Outstanding at 31.3.2007 於二零零七年三月三十一日尚未行使 |
| I | 3.2.2006 | 3.2.2006 | 3.2.2006 – 6.9.2015 | 0.70 | 1,500,000 | 1,500,000 | – | – | – | 1,500,000 |
| II | 3.2.2006 | 1.1.2007 | 1.1.2007 – 6.9.2015 | 0.85 | 1,500,000 | 1,500,000 | – | – | – | 1,500,000 |
| III | 3.2.2006 | 1.1.2008 | 1.1.2008 – 6.9.2015 | 1.00 | 1,500,000 | 1,500,000 | – | – | – | 1,500,000 |
| IV | 9.2.2006 | 9.2.2008 | 9.2.2008 – 8.2.2009 | 0.90 | 8,000,000 | 8,000,000 | – | – | (2,400,000) | 5,600,000 |
| V | 13.7.2006 | 13.7.2006 | 13.7.2006 – 12.7.2008 | 1.00 | – | – | 3,000,000 | (1,500,000) | – | 1,500,000 |
| VI | 13.7.2006 | 13.7.2007 | 13.7.2007 – 12.7.2009 | 1.00 | – | – | 3,000,000 | – | – | 3,000,000 |
| VII | 13.7.2006 | 13.7.2008 | 13.7.2008 – 12.7.2009 | 1.00 | – | – | 2,000,000 | – | – | 2,000,000 |
| | | | | | 12,500,000 | 12,500,000 | 8,000,000 | (1,500,000) | (2,400,000) | 16,600,000 |
| Exercisable at the end of the year 年底時可予行使 | | | | | | | | | | 4,500,000 |

**44. SHARE-BASED PAYMENT TRANSACTIONS** (continued)

**Share option scheme of Paul Y. Engineering Group Limited ("PYE")** (continued)

In respect of the 1,500,000 share options exercised during the year, the weighted average share price at the date of exercise is HK$1.17.

In respect of the share options granted during the year, the closing share price immediately before date of grant is HK$0.99.

The fair values of the share options granted were calculated using the Model carried out by RHL Appraisal Limited. The inputs into the Model were summarised as follows:

44. 以股份支付款項之交易(續)

**保華建業集團有限公司(「保華建業」)之購股權計劃(續)**

年內行使之1,500,000份購股權，於行使當日之加權平均股價為1.17港元。

就年內授出之購股權，於緊接授出日期前之股份收市價為0.99港元。

授出購股權之公平價值乃由永利行評值顧問有限公司計算。該模式之輸入值概述如下：

| | | Type 類別 I | Type 類別 II | Type 類別 III | Type 類別 IV | Type 類別 V | Type 類別 VI | Type 類別 VII |
|---|---|---|---|---|---|---|---|---|
| Date of grant | 授出日期 | 3.2.2006 | 3.2.2006 | 3.2.2006 | 9.2.2006 | 13.7.2006 | 13.7.2006 | 13.7.2006 |
| Closing share price at date of grant (HK$) | 授出日期之股份收市價(港元) | 0.70 | 0.70 | 0.70 | 0.87 | 0.98 | 0.98 | 0.98 |
| Exercise price (HK$) | 行使價(港元) | 0.70 | 0.85 | 1.00 | 0.90 | 1.00 | 1.00 | 1.00 |
| Expected volatility | 預期波幅 | 38% | 38% | 38% | 38% | 52% | 52% | 52% |
| Expected life (year) | 預期壽命(年) | 2.5 | 2.9 | 4 | 2.5 | 0.8 | 2.0 | 2.5 |
| Risk-free interest rate | 無風險利率 | 3.93% | 3.92% | 4.06% | 4.06% | 4.32% | 4.49% | 4.53% |
| Expected annual dividend yield | 預期年度股息回報率 | 8.57% | 8.57% | 8.57% | 8.57% | 8.16% | 8.16% | 8.16% |
| Fair value per share option (HK$) | 每股購股權之公平價值(港元) | 0.109 | 0.079 | 0.067 | 0.129 | 0.163 | 0.226 | 0.239 |

The Model is one of the commonly used models to estimate the fair value of the option. The value of an option varies with different variables of certain subjective assumptions. Any changes in the variables so adopted may materially affect the estimation of the fair value of an option.

該模式為其中一個用以估計購股權公平價值之常用模式。購股權之價值因若干主觀假設出現不同變數而各有不同。就變數所採納之任何變動，可能會對就購股權公平價值所作出之估計產生重大影響。

## 44. SHARE-BASED PAYMENT TRANSACTIONS (continued)

**Share option scheme of Paul Y. Engineering Group Limited ("PYE")** (continued)

The expected volatility used in the Model was determined by using the annualised standard deviation of the continuously compounded rate of return on the ordinary shares of PYE. The expected life used in the Model has been adjusted, based on management's best estimate, for the effects of non transferability and behavioural considerations.

The total estimated fair value of approximately HK$1,088,000 (2006: HK$137,000) with respect to share options granted to directors and employees of PYE were charged to the consolidated income statement during the year.

## 44. 以股份支付款項之交易(續)

**保華建業集團有限公司(「保華建業」)之購股權計劃(續)**

預期波幅乃利用保華建業普通股之連續複利回報率之年度化標準差釐定。由於非透明性質及行為上考慮之影響，該模式所用之預期壽命已根據管理層之推測予以調整。

授予保華建業董事及僱員之購股權之估計公平價值約1,088,000港元(二零零六年：137,000港元)已於本年度之綜合收益表中扣除。

## 45. ACQUISITION OF BUSINESS

Pursuant to an agreement dated 12 May 2006 (the "Agreement"), the Group acquired from an independent third party assets and gas and oil logistics and distribution operations across Wuhan, the PRC, at a total consideration of approximately RMB470 million. This transaction has been accounted for using the purchase method of accounting and has been completed in September 2006. The net assets acquired in the transaction is summarised as follows:

## 45. 收購業務

根據於二零零六年五月十二日簽訂之協議(「協議」)，本集團以總代價約人民幣470,000,000元，從一名獨立第三方購得中國武漢市內之資產及燃氣與及石油物流及分銷業務。是項交易金額以購買方式計算，且已於二零零六年九月完成。交易收購之淨資產概要如下：

| | | Carrying amount before business combination 業務合併前帳面值 HK$'000 千港元 | Fair value adjustments 公平價值調整 HK$'000 千港元 | Fair value 公平價值 HK$'000 千港元 |
|---|---|---|---|---|
| Net assets acquired: | 購入資產淨值： | | | |
| Property, plant and equipment | 物業、機械及設備 | 419,317 | 38,327 | 457,644 |
| Fair value adjustment on leasehold land | 租賃持有土地之公平價值調整 | – | 9,210 | 9,210 |
| Other intangible assets – rights of operation | 其他無形資產－經營權 | – | 35,923 | 35,923 |
| Other intangible assets – customer base | 其他無形資產－客戶基礎 | – | 2,032 | 2,032 |
| Prepaid lease payments | 預付租賃款項 | 45,522 | – | 45,522 |
| Deferred tax liability | 遞延稅項負債 | – | (28,212) | (28,212) |
| | | 464,839 | 57,280 | 522,119 |
| Discount on acquisition of business | 收購業務之負商譽 | | | (3,755) |
| | | | | 518,364 |
| Satisfied by: | 支付方式： | | | |
| Cash consideration paid | 已付現金代價 | | | 344,828 |
| Transaction costs paid | 已付交易成本 | | | 24,434 |
| Deferred consideration payable (Note) | 應付遞延代價(附註) | | | 118,227 |
| Unsettled transaction costs included in creditors and accrued expenses | 包含於應付款項及應計開支內之未支付交易成本 | | | 30,875 |
| | | | | 518,364 |
| Net cash outflow arising on acquisition: | 收購產生之現金流出淨額： | | | |
| Cash consideration and transaction costs paid | 已付現金代價及交易成本 | | | 369,262 |

## 45. ACQUISITION OF BUSINESS (continued)

*Note:* Pursuant to the Agreement, part of the consideration (RMB120 million) will be settled by way of issue of the 3-year, zero coupon, HK$ denominated convertible notes by the Company at a conversion price of HK$4.25 per share. Upon maturity, the redemption amount is 114.167% of the par value. As at 31 March 2007, the convertible notes have not yet issued and the unpaid consideration of HK$121,213,000 is presented as deferred consideration payable in consolidated balance sheet.

As the Group has no obligations to settle the unpaid consideration within twelve months of the balance sheet date, the amount is classified as non-current liabilities.

Subsequent to the balance sheet date, an amount of approximately HK$121,522,000 (equivalent to RMB120 million) convertible notes have been issued.

The business acquired during the year recorded a loss of HK$8,702,000 between the date of acquisition and the balance sheet date.

## 45. 收購業務(續)

*附註：* 根據協議，代價(人民幣120,000,000元)之一部份將由本公司以每股4.25港元之兌換價格發行三年期零票息港元可換股票據之方式清償。到期後，贖回金額為面額之114.167%。於二零零七年三月三十一日，可換股票據仍未發行，而未付之121,213,000港元代價於綜合資產負債表內以應付遞延代價呈列。

因本集團並無義務於結算日後十二個月之內清償未付代價，款項乃分類為非流動負債。

於結算日後，已發行金額約121,522,000港元(相當於人民幣120,000,000元)可換股票據。

於收購日及結算日期間，收購業務錄得8,702,000港元虧損。

## 46. ACQUISITION OF SUBSIDIARIES

During the year ended 31 March 2006, the Group acquired certain wholly-owned subsidiaries which are engaged in holding of motor vehicles registration marks. The acquisition has been accounted for by the purchase method of accounting. The effect of the acquisition is summarised as follows:

## 46. 收購附屬公司

於截至二零零六年三月三十一日止年度，本集團收購若干持有汽車牌照號碼之全資附屬公司。上述收購已以收購會計法入賬。收購之影響概括如下：

| | | 2006<br>HK$'000<br>千港元 |
|---|---|---|
| Net assets acquired: | 購入資產淨值 | |
| Debtors, deposits and prepayments | 應收賬款、按金及預付款項 | 202 |
| Other intangible assets | 其他無形資產 | 973 |
| Creditors and accrued expenses | 應付賬款及應計開支 | (975) |
| Total consideration, representing cash consideration and net cash outflow | 總代價，指現金代價及現金流出淨額 | 200 |

The subsidiaries acquired did not make any significant impact on the Group's results and cash flows for the prior year.

去年收購之附屬公司對本集團去年之業績及現金流量並非產生任何重大影響。

### 47. DISPOSAL OF SUBSIDIARIES

During the year ended 31 March 2006, the Group disposed of the following subsidiaries:

(a) On 8 June 2005, the Group disposed of its entire equity interest in Technico Investments Limited ("Technico") at a consideration of approximately HK$13.2 million, with HK$9.3 million in cash and HK$3.9 million as a deferred consideration. Technico owned a property in Taishan, the PRC.

(b) On 20 July 2005, the Group disposed of its entire equity interest in Time First Investments Limited and its wholly-owned subsidiary ("Time First group") at a cash consideration of HK$26.3 million. Time First group was engaged in the property development and sale in Taishan, the PRC.

(c) On 12 September 2005, the Group disposed of its entire equity interest in Skylink Enterprises Limited ("Skylink") at a consideration of HK$25 million, with HK$22 million in cash and HK$3 million as deferred consideration. Skylink owned a property in Taishan, the PRC.

(d) On 26 September 2005, the Group disposed of its entire equity interest in Redcliff Property Corp. ("Redcliff") at a cash consideration of HK$17.7 million. Redcliff was engaged in the property development and sale of a property in Taishan, the PRC.

(e) On 4 October 2005, the Group disposed of its entire interest in Well Cycle Limited ("Well Cycle") at a cash consideration of approximately HK$1.3 million. Well Cycle owned certain second hand motor vehicles and vehicle registration numbers as its sole business and assets.

### 47. 出售附屬公司

於截至二零零六年三月三十一日止年度，本集團出售下列附屬公司：

(a) 於二零零五年六月八日，本集團以約13,200,000港元之代價出售其於添高投資有限公司(「添高」)之全部股本權益，其中9,300,000 港元以現金支付，另有3,900,000港元作為遞延代價。添高於中國台山市擁有一所物業。

(b) 於二零零五年七月二十日，本集團以約26,300,000港元之現金代價出售其於Time First Investments Limited及其全資附屬公司(「Time First集團」)的全部股本權益。Time First集團已參與位於中國台山市之物業之發展及銷售。

(c) 於二零零五年九月十二日，本集團以約25,000,000港元之代價出售其於天嶺企業有限公司(「天嶺」)的全部股本權益，其中22,000,000 港元以現金支付，另有3,000,000港元則為遞延代價。天嶺於中國台山市擁有一所物業。

(d) 於二零零五年九月二十六日，本集團以約17,700,000港元之現金代價出售其於Redcliff Property Corp.(「Redcliff」)的全部股本權益。Redcliff已參與位於中國台山市之物業之發展及銷售。

(e) 於二零零五年十月四日，本集團以約1,300,000港元之現金代價出售其於志圖有限公司(「志圖」)的全部股本權益。志圖擁有若干二手汽車及汽車牌照號碼，並為其僅有之業務及資產。

## 47. DISPOSAL OF SUBSIDIARIES (continued)

(f) On 20 January 2006, the Group disposed of its 100% interest in Linkport Holdings Limited and its two wholly-owned subsidiaries ("Linkport group") to an associate of the Group at an agreed value of the property of HK$780 million, with adjustments of HK$14 million being deducted on completion according to agreement, with HK$649 million in cash and HK$117 million as a deferred consideration which will in turn be settled in cash on or before 20 January 2009. Linkport group owned an investment property located in Hong Kong as its sole business and asset.

(g) On 27 January 2006, the Group disposed of its 100% interest in Darierian Limited and its two wholly-owned subsidiaries ("Darierian group") to a wholly-owned subsidiary of ITC at a cash consideration of HK$3.5 million. Darierian group owned certain second hand motor vehicles, vehicle registration numbers and a golf club corporate membership as its sole business and assets.

(h) On 31 March 2006, the Group disposed of its 100% interest in Bakersfield Trading Limited and its two wholly-owned subsidiaries ("Bakersfield group") at a cash consideration of HK$55 million. Bakersfield group owned a motor vessel and wet berth as its sole business and asset.

(i) On 30 October 2005, the Group disposed of certain subsidiaries which were engaged in manufacturing and trading of concrete products. The consideration for the disposal is HK$19 million which will be settled in cash of HK$4 million and a deferred consideration of HK$15 million by the purchaser on or before October 2009.

## 47. 出售附屬公司(續)

(f) 於二零零六年一月二十日,本集團以該物業之協定值780,000,000港元(並經於完成時根據協議扣減14,000,000港元調整)出售其於Linkport Holdings Limited及其兩間全資附屬公司(「Linkport集團」)的全部權益予本集團一間聯營公司, 其中649,000,000港元以現金支付,另有117,000,000港元為遞延代價並將於二零零九年一月二十日或以前以現金清償。Linkport集團擁有位於香港之投資物業,並為其僅有之業務及資產。

(g) 於二零零六年一月二十七日,本集團以現金代價3,500,000港元出售其於Darierian Limited及其兩間全資附屬公司(「Darierian集團」)的全部權益予德祥企業集團之全資附屬公司。Darierian集團擁有若干二手汽車、汽車牌照號碼及高爾夫球企業會籍,並為其僅有之業務及資產。

(h) 於二零零六年三月三十一日,本集團以現金代價55,000,000 港元出售其於Bakersfield Trading Limited及其兩間全資附屬公司(「Bakersfield集團」)的全部權益。Bakersfield集團擁有一艘船及濕塢,並為其僅有之業務及資產。

(i) 於二零零五年十月三十日,本集團出售若干從事混凝土產品產銷之附屬公司。出售事項之代價為19,000,000港元,其中4,000,000 港元將以現金支付,另有15,000,000港元為遞延代價並將於二零零九年十月或以前由買方清償。.

**47. DISPOSAL OF SUBSIDIARIES** (continued) **47. 出售附屬公司(續)**

| | | 2006<br>HK$'000<br>千港元 |
|---|---|---|
| Net assets disposed of: | 出售資產淨值： | |
| Property, plant and equipment | 物業、機械及設備 | 152,346 |
| Investment properties | 投資物業 | 540,400 |
| Prepaid lease payments | 預付租賃款項 | 108,378 |
| Other intangible assets | 其他無形資產 | 8,419 |
| Debtors, deposits and prepayments | 應收賬款、訂金及預付款項 | 25,052 |
| Properties held for sale | 持作銷售物業 | 93,828 |
| Bank balances and cash | 銀行結存及現金 | 5,891 |
| Creditors and accrued expenses | 應付賬款及應計開支 | (56,661) |
| Taxation payable | 應付税項 | (1,219) |
| Deferred tax liabilities | 遞延税項負債 | (24,834) |
| | | 851,600 |
| Expenses incurred on disposal | 出售產生之開支 | 9,755 |
| Gain on disposal | 出售之收益 | 60,756 |
| Total consideration | 總代價 | 922,111 |
| Satisfied by: | 支付方式： | |
| Cash | 現金 | 788,131 |
| Consideration receivable (included in debtors, deposit and prepayments) | 應收代價(列入應收賬款、訂金及預付款項) | 3,000 |
| Promissory note | 承兑票據 | 117,000 |
| Deferred consideration | 遞延代價 | 13,980 |
| | | 922,111 |
| Net cash inflow arising on disposals: | 出售所產生之現金流入淨額： | |
| Cash received | 已收現金 | 788,131 |
| Cash and cash equivalents disposed of | 出售現金及現金等值項目 | (5,891) |
| | | 782,240 |

## 47. DISPOSAL OF SUBSIDIARIES (continued)

As part of the consideration of the disposal of the subsidiaries, a deferred consideration of HK$15,000,000 is to be settled in cash by the purchaser under four annual instalments commencing from 30 October 2006. The fair value of the deferred consideration at date of initial recognition is determined based on estimated future cash flows discounted at 3% per annum.

The subsidiaries disposed of during the prior year contributed approximately HK$37,182,000 to the Group's turnover and a gain of approximately HK$74,997,000 to the Group's results for that year.

## 48. MAJOR NON-CASH TRANSACTIONS

The Group had the following major non-cash transactions:

(a) New shares were issued as scrip dividends during the year as set out in notes 16 and 43;

(b) During the year, the Company issued and allotted 68,500,000 ordinary shares for the acquisition of additional interests in subsidiaries; and

(c) During the year, the Company declared a special dividend by way of distribution of the value derived from the Group's divestment of an associate. The amount distributed was approximately HK$325,660,000.

## 49. RETIREMENT BENEFIT SCHEMES

The Group operates defined contribution retirement benefit schemes for qualifying employees. The assets of the schemes are separately held in funds under the control of trustees.

The employees of the Group's PRC subsidiaries are members of the state-managed retirement benefit schemes operated by the PRC government. The subsidiaries in the PRC are required to contribute a specified percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

## 47. 出售附屬公司(續)

作為出售附屬公司之部分代價，為數15,000,000港元之遞延代價將由買方於二零零六年十月三十日起分四期每年以現金償清。遞延代價於初始確認日期之公平價值乃按估計未來現金流量按每年3%貼現率釐定。

去年出售之附屬公司對本集團之營業額及業績分別貢獻約37,182,000港元及盈利約74,997,000港元。

## 48. 重大非現金交易

本集團曾進行下列重大非現金交易：

(a) 年內新發行股份作為實物股息(載列於附註16及43)；

(b) 年內，本公司就收購附屬公司額外權益發行及配發68,500,000股普通股；及

(c) 年內，本公司以分派本集團撤回對一間聯營公司之投資而產生之價值而宣派特別股息。分派款項約為325,660,000港元。

## 49. 退休福利計劃

本集團為合資格僱員設有已界定供款退休福利計劃。該等計劃之資產由受託人管理之多項基金獨立持有。

本集團在中國附屬公司之僱員是由中國政府推行之國家管理退休福利計劃之成員。中國附屬公司須按薪金開支之特定比例向退休福利計劃作出供款。本集團對退休福利計劃之唯一責任作出有關特定供款。

## 49. RETIREMENT BENEFIT SCHEMES (continued)

The cost charged to the consolidated income statement represents contributions payable to the funds by the Group at rates specified in the rules of the schemes. Where there are employees who leave the schemes prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

At the balance sheet date, there were no material forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

With effective from 1 December 2000, the Group has joined a mandatory provident fund scheme ("MPF Scheme"). The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at the rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The retirement benefit scheme contributions arising from the MPF Scheme charged to the consolidated income statement represent contributions paid and payable to the funds by the Group at the rates specified in the rules of the scheme.

## 49. 退休福利計劃(續)

於綜合收益表撥出之費用為本集團按該等計劃之規則所定之比例支付予基金之供款。倘僱員在可享有本集團供款所附全部權益前退出該等計劃，本集團應付供款將可按沒收供款之金額遞減。

於結算日，並無因僱員於彼等可享有本集團供款所附全部權益前退出該等計劃而產生之重大沒收供款及可供本集團於未來年度減少應付供款之重大沒收供款。

由二零零零年十二月一日起，本集團加入強制性公積金計劃(「強積金計劃」)。強積金計劃已根據強制性公積金計劃條例在強制性公積金管理局登記。強積金計劃之資產獨立於本集團之資產，由獨立受託人控制之基金持有。根據強積金計劃之規則，僱主及僱員均須各自按規則訂明之比率向計劃供款。本集團有關強積金計劃之僅有責任為根據計劃作出指定之供款。目前並無已遭沒收供款可供扣減日後應付供款。

因強積金計劃而作出之退休福利計劃供款自綜合收益表扣除，相當於本集團按計劃規則訂明之比率向基金已付及應付之供款。

## 50. CONTINGENT LIABILITIES

## 50. 或然負債

| | | **2007**<br>**HK$'000**<br>**千港元** | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Guarantee given to a bank in respect of banking facilities granted to an associate | 就授予聯營公司之銀行信貸向銀行作出之擔保 | **9,454** | 9,454 |

## 51. OPERATING LEASE COMMITMENTS

## 51. 經營租賃承擔

**(a) The Group as a lessee:**

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises and prepaid lease payments which fall due as follows:

**(a) 本集團作為承租人：**

於結算日，本集團在不可撤銷之有關租用物業及預付租賃款項經營租約方面尚有未來最低租金款項承擔。此等承擔之支付期如下：

| | | **2007**<br>**HK$'000**<br>**千港元** | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Within one year | 一年內 | **29,766** | 21,232 |
| In the second to fifth year inclusive | 第二至第五年（首尾兩年包括在內） | **49,155** | 60,513 |
| Over five years | 超過五年 | **4,449** | – |
| | | **83,370** | 81,745 |

Leases are negotiated, and monthly rentals are fixed, for terms ranging from two to thirty years.

租約之商討及每月租金固定，訂定期限為二年至三十年不等。

**(b) The Group as a lessor:**

At the balance sheet date, the Group had contracted with tenants for future minimum lease payments which fall due as follows:

**(b) 本集團作為出租人：**

於結算日，本集團與租戶已就未來最低租金款項訂約。支付期如下：

| | | **2007**<br>**HK$'000**<br>**千港元** | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Within one year | 一年內 | **–** | 971 |
| In the second to fifth year inclusive | 第二至第五年（首尾兩年包括在內） | **–** | 500 |
| | | **–** | 1,471 |

## 52. PLEDGE OF ASSETS

At the balance sheet date, the following assets were pledged to banks and financial institutions to secure the general credit facilities granted to the Group:

## 52. 資產抵押

於結算日，下列資產已抵押予銀行及財務機構，作為本集團取得一般信貸融資之抵押：

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Property, plant and equipment | 物業、機械及設備 | **467,615** | – |
| Prepaid lease payments | 預付租賃款項 | **35,268** | – |
| Intangible assets | 無形資產 | **7,827** | – |
| Bank deposits | 銀行存款 | **42,601** | 118,622 |
| Properties held for sale | 持作出售物業 | **–** | 78,245 |
| Project under development | 發展中項目 | **24,137** | – |
| Properties under development | 發展中物業 | **66,834** | – |
| | | **644,282** | 196,867 |

In addition, the Group's benefits under certain construction contracts were pledged to secure the facilities granted.

另外，本集團於若干建築合約之利益已予抵押，作為所獲授出融資之擔保。

## 53. COMMITMENTS

## 53. 承擔

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Expenditure contracted for but not provided in the consolidated financial statements in respect of acquisition of: | 就收購以下項目已訂約但未於綜合賬目內撥備之開支： | | |
| – Property, plant and equipment | －物業、機械及設備 | **274,986** | 65 |
| – Project under development | －發展中項目 | **1,146,837** | 91,893 |
| – Properties under development | －發展中物業 | **98,044** | – |
| | | **1,519,867** | 91,958 |

## 54. RELATED PARTY TRANSACTIONS AND BALANCES

(a) The Group entered into the following transactions with certain related parties during the year:

## 54. 關連人士交易及結餘

(a) 年內，本集團與其關連人士訂立以下交易：

| Class of related party 關連人士之類別 | Nature of transactions 交易性質 | | 2007 HK$'000 千港元 | 2006 HK$'000 千港元 |
|---|---|---|---|---|
| Associates of the Group 本集團之聯營公司 | Purchase of concrete products by the Group | 本集團購買混凝土產品 | 35 | 112 |
| | Interest income charged by the Group | 本集團應收取利息收入 | 8,400 | 16,437 |
| | Rentals and related building management fee charged to the Group | 本集團支付租金及相關物業管理費 | 24,958 | 3,689 |
| | Rentals and consultancy fee charged by the Group | 本集團收取租金及諮詢費 | 2,511 | – |
| | Building manager remuneration fee charged by the Group | 本集團收取物業經理酬金 | 1,200 | 248 |
| | Project management fees charged to the Group | 本集團支付項目管理費 | 8,445 | – |
| | Project management fees charged by the Group | 本集團收取項目管理費 | 1,596 | 6,044 |
| | Net rental guarantee income charged by the Group | 本集團收取租金保證收入淨值 | 1,438 | – |
| | Construction works charged by the Group | 本集團收取建築工程費 | – | 383 |
| | Subcontracting fees charged to the Group | 本集團支付分承包費 | – | 15 |
| Jointly controlled entities of the Group 本集團之共同控制機構 | Subcontracting fees charged to the Group | 本集團支付分承包費 | 7,798 | 1,015 |
| | Service fees charged by the Group | 本集團收取服務費 | 30 | 65 |
| | Project management fees charged by the Group | 本集團收取項目管理費 | – | 825 |

## 54. RELATED PARTY TRANSACTIONS AND BALANCES (continued) 54. 關連人士交易及結餘(續)

(a) (continued) (a) (續)

| Class of related party<br>關連人士之類別 | Nature of transactions<br>交易性質 | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|---|
| Subsidiaries of ITC<br>德祥企業之附屬公司 | Purchase of building materials by the Group | 本集團購買建築材料 | **40** | – |
| | Rental income charged by the Group | 本集團收取租金收入 | **48** | 345 |
| | Service fee charged by the Group | 本集團收取服務費 | **–** | 25 |
| | Interest income charged by the Group | 本集團收取利息收入 | **5,339** | – |
| | Interest charged to the Group | 本集團支付利息 | **417** | – |
| | Coupon interest of Hanny Bonds entitled by the Group | 本集團享有錦興債券之利息 | **582** | – |
| | Rentals charged to the Group | 本集團支付租金 | **360** | 90 |
| | Face value of Hanny Bonds subscribed by the Group | 本集團認購錦興債券之票面值 | **36,858** | – |
| | Rentals and related building management fee charged by the Group | 本集團收取租金及相關物業管理費 | **–** | 62 |
| | Motor vehicles rental charged to the Group | 本集團支付車租 | **219** | – |
| Associates of ITC<br>德祥企業之聯營公司 | Interest income charged by the Group | 本集團收取利息收入 | **13,461** | 16,709 |
| | Interest charged to the Group | 本集團支付利息 | **981** | – |
| | Service fees charged by the Group | 本集團收取服務費 | **109** | 7 |
| | Service fees charged to the Group | 本集團支付服務費 | **736** | – |
| | Rentals and related building management fee charged by the Group | 本集團收取租金及相關物業管理費 | **–** | 1,707 |

## 54. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(a) (continued)

## 54. 關連人士交易及結餘(續)

(a) (續)

| Class of related party<br>關連人士之類別 | Nature of transactions<br>交易性質 | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|---|
| Other related companies (Note)<br>其他關連公司(附註) | Rental and related building management fee charged by the Group | 本集團收取租金及相關物業管理費 | **17** | 3,501 |
| | Interest income charged by the Group | 本集團收取利息收入 | **925** | 7,160 |
| | Service fees charged to the Group | 本集團支付服務費 | **1,253** | 1,920 |
| | Service fees charged by the Group | 本集團收取服務費 | **305** | 112 |
| | Sales of property, plant and equipment by the Group | 本集團出售物業、機械及設備 | **–** | 6 |
| Minority shareholder of a subsidiary<br>附屬公司之少數股東 | Interest charged to the Group | 本集團支付利息 | **155** | 8,392 |
| Company which a member of key management is a shareholder<br>重要管理層成員為股東之公司 | Acquisition of additional interests in subsidiaries by the Group | 本集團增購附屬公司權益 | **199,551** | – |

*Note:* ITC has significant influence over these related companies.

*附註：* 德祥企業對此類關連公司具有重大影響。

(b) The remuneration of directors and other members of key management, which is determined by the remuneration committee having regard to the performance of individuals and market trends, is as follows:

(b) 董事及主要管理層成員之酬金乃由薪酬委員會參考個別人員之表現及市場情況而釐定，詳情如下：

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| Short-term benefits | 短期福利 | **20,451** | 18,525 |
| Post-employment benefits | 退休福利 | **557** | 769 |
| Share-based payment expense | 以股份支付款項之費用 | **11,698** | 939 |
| | | **32,706** | 20,233 |

## 54. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

## 54. 關連人士交易及結餘(續)

(b) (continued)

(b) (續)

Details of the share options granted to the directors during the year are set out below:

年內授予董事之購股權之詳情如下：

| Name of director 董事姓名 | | Date of grant 授出日期 | Exercisable period 行使期 | Exercise price per share 每股行使價 HK$ 港元 | Outstanding as at 1.4.2006 於二零零六年四月一日尚未行使 | Granted during the year 年內授出 | Exercised during the year 年內行使 | Outstanding as at 31.3.2007 於二零零七年三月三十一日尚未行使 |
|---|---|---|---|---|---|---|---|---|
| Chow Ming Kuen, Joseph | 周明權 | 28.12.2004 | 28.12.2004 to 26.08.2012 | 1.24 | 650,000 | - | (650,000) | - |
| | | 28.12.2004 | 28.12.2004 to 26.08.2012 | 1.50 | 650,000 | - | (650,000) | - |
| Lau Ko Yuen, Tom | 劉高原 | 28.12.2004 | 28.12.2004 to 26.08.2012 | 1.24 | 6,500,000 | | - | 6,500,000 |
| | | 28.12.2004 | 28.12.2004 to 26.08.2012 | 1.50 | 6,500,000 | - | - | 6,500,000 |
| | | 08.09.2006 | 08.09.2006 to 07.09.2007 | 2.48 | - | 4,600,000 | - | 4,600,000 |
| | | 08.09.2006 | 08.09.2007 to 07.09.2008 | 2.48 | - | 4,600,000 | - | 4,600,000 |
| | | 08.09.2006 | 08.09.2008 to 07.09.2009 | 2.48 | - | 4,600,000 | - | 4,600,000 |
| Kwok Shiu Keung, Ernest | 郭少強 | 28.12.2004 | 28.12.2004 to 26.08.2012 | 1.24 | 650,000 | - | - | 650,000 |
| | | 28.12.2004 | 28.12.2004 to 26.08.2012 | 1.50 | 650,000 | - | - | 650,000 |
| Chan Shu Kin | 陳樹堅 | 28.12.2004 | 28.12.2004 to 26.08.2012 | 1.24 | 650,000 | - | - | 650,000 |
| | | 28.12.2004 | 28.12.2004 to 26.08.2012 | 1.50 | 650,000 | - | - | 650,000 |
| Leung Po Wing, Bowen Joseph | 梁寶榮 | 08.09.2006 | 08.09.2006 to 26.08.2012 | 2.43 | - | 1,300,000 | - | 1,300,000 |
| Li Chang An | 李昌安 | 06.02.2007 | 06.02.2007 to 26.08.2012 | 3.00 | - | 1,300,000 | - | 1,300,000 |
| | | | | | 16,900,000 | 16,400,000 | (1,300,000) | 32,000,000 |

(c) During the year ended 31 March 2006, the Group has acquired certain subsidiaries from the directors of the Company which are engaged in holding of motor vehicles registration marks.

(c) 截至二零零六年三月三十一日止年度，本集團向本公司之董事收購若干持有汽車牌照號碼之附屬公司。

## 54. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(d) During the year ended 31 March 2006, the Group disposed of certain subsidiaries to an associate of the Group and a wholly-owned subsidiary of ITC. Details of transactions are set out in note 47(f) and (g).

Details of the balances with associates, jointly controlled entities, related companies and minority shareholders at the balance sheet date are set out in notes 29, 30, 38, 39 and 40.

## 54. 關連人士交易及結餘(續)

(d) 截至二零零六年三月三十一日止年度，本集團出售若干附屬公司予本集團之聯營公司及德祥企業之全資附屬公司。交易詳情見附註47(f)及(g)。

於結算日與聯營公司、共同控制機構、關連公司及少數股東之交易結餘詳情載列於附註29、30、38、39及40。

## 55. BALANCE SHEET OF THE COMPANY

## 55. 本公司之資產負債表

| | | 2007<br>HK$'000<br>千港元 | 2006<br>HK$'000<br>千港元 |
|---|---|---|---|
| NON-CURRENT ASSET | 非流動資產 | | |
| Investment in subsidiaries | 附屬公司投資 | **5** | 5 |
| CURRENT ASSETS | 流動資產 | | |
| Deposits and prepayments | 訂金及預付款項 | **332** | 2,829 |
| Amounts due from subsidiaries | 應收附屬公司款項 | **2,603,118** | 2,560,441 |
| Short term bank deposits | 短期銀行存款 | **105,516** | 177,751 |
| Bank balances | 銀行結存 | **12,355** | 31,125 |
| | | **2,721,321** | 2,772,146 |
| CURRENT LIABILITIES | 流動負債 | | |
| Creditors and accrued expenses | 應付賬款及應計開支 | **3,215** | 4,086 |
| Amount due to a subsidiary | 應付附屬公司款項 | **900,546** | 920,303 |
| Bank borrowings | 銀行借款 | **80,000** | 30,000 |
| | | **983,761** | 954,389 |
| NET CURRENT ASSETS | 流動資產淨值 | **1,737,560** | 1,817,757 |
| NET ASSETS | 資產淨值 | **1,737,565** | 1,817,762 |
| CAPITAL AND RESERVES | 資本及儲備 | | |
| Share capital | 股本 | **149,171** | 137,880 |
| Reserves (Note) | 儲備(附註) | **1,588,394** | 1,679,882 |
| SHAREHOLDERS' FUNDS | 股東資金 | **1,737,565** | 1,817,762 |

## 55. BALANCE SHEET OF THE COMPANY (continued) 55. 本公司之資產負債表(續)

*Note:* 附註：

| | | Share premium 股份溢價 HK$'000 千港元 | Capital reserve 資本儲備 HK$'000 千港元 | Share-based payment reserve 以股份支付款項儲備 HK$'000 千港元 | Retained profits 保留溢利 HK$'000 千港元 | Total 合計 HK$'000 千港元 |
|---|---|---|---|---|---|---|
| At 1 April 2005 | 於二零零五年四月一日 | 184,811 | 2,480,000 | – | 290,182 | 2,954,993 |
| Share repurchased and cancelled | 購回及註銷股份 | (13,426) | – | – | – | (13,426) |
| Issue of shares under scrip dividend schemes | 根據以股代息計劃發行股份 | (2,011) | – | – | – | (2,011) |
| Credit arising on scrip dividends | 以股代息產生之進賬 | – | – | – | 29,931 | 29,931 |
| Share issue expenses | 股份發行費用 | (274) | – | – | – | (274) |
| Recognition of equity-settled share-based payment expense | 確認以股份支付款項之費用 | – | – | 4,945 | – | 4,945 |
| Issue of shares under share option scheme | 根據購股權計劃發行股份 | 29 | – | (5) | – | 24 |
| Transfer from capital reserve | 轉撥自資本儲備 | – | (2,480,000) | – | 2,480,000 | – |
| Loss for the year | 年度虧損 | – | – | – | (296,230) | (296,230) |
| Distribution | 分派 | – | – | – | (998,070) | (998,070) |
| At 31 March 2006 | 於二零零六年三月三十一日 | 169,129 | – | 4,940 | 1,505,813 | 1,679,882 |
| Share repurchased and cancelled | 購回及註銷股份 | (4,181) | – | – | – | (4,181) |
| Issue of shares under scrip dividend schemes | 根據以股代息計劃發行股份 | (984) | – | – | – | (984) |
| Credit arising on scrip dividends | 以股代息所產生之進賬 | – | – | – | 24,477 | 24,477 |
| Share issue expenses | 發行股份費用 | (635) | – | – | – | (635) |
| Recognition of equity-settled share-based payment expense | 確認以股份支付款項之費用 | – | – | 22,181 | – | 22,181 |
| Issue of shares under share option scheme | 根據購股權計劃發行股份 | 59,597 | – | (5,096) | – | 54,501 |
| Issue of shares upon acquisition of additional interests in subsidiaries | 收購附屬公司額外權益時發行股份 | 192,701 | – | – | – | 192,701 |
| Release upon lapse of vested share options | 已歸屬購股權失效時轉撥 | – | – | (63) | 63 | – |
| Loss for the year | 年度虧損 | – | – | – | (9,880) | (9,880) |
| Distribution | 分派 | – | – | – | (369,668) | (369,668) |
| At 31 March 2007 | 於二零零七年三月三十一日 | 415,627 | – | 21,962 | 1,150,805 | 1,588,394 |

## 56. POST BALANCE SHEET EVENTS

Subsequent to the balance sheet date, the Group entered into the following major transactions:

(a) On 13 March 2007, an associate of the Group entered into a conditional agreement regarding the disposal of the associate's property interest in Paul Y. Centre at a consideration of approximately HK$1,150 million. The transaction was completed in June 2007.

The resultant gain on disposal of the associate's property interest is insignificant.

(b) In July 2007, a subsidiary of the Group signed a 7- year project loan facility agreement for RMB960 million. The loan bears the current RMB long-term loan benchmark interest rate announced by the People's Bank of China. The loan is to finance the development of infrastructure projects in Jiangsu Province, the PRC. The loan will be repaid by 24 installments and the final repayment date for the loan is in 2014.

## 56. 結算日後事項

結算日後，本集團訂立以下交易：

(a) 於二零零七年三月十三日，本公司一聯營公司就以11.5億港元之代價出售該聯營公司於保華企業中心之物業權益事宜訂立一項有條件協議。該交易於二零零七年六月完成。

出售該聯營公司物業權益所導致之收益不大。

(b) 於二零零七年七月，本集團之附屬公司簽署一項涉及金額人民幣960,000,000元的七年項目貸款協議。該貸款以中國人民銀行公布的目前通行的人民幣長期貸款基準利率計息。該項貸款用於為中國江蘇省之項目發展融資。該筆貸款將分24期攤還，最後一期將於二零一四年償還。

## 57. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

(a) Particulars of the Company's principal subsidiaries at 31 March 2007 are as follows:

## 57. 主要附屬公司、聯營公司及共同控制機構資料

(a) 本公司主要附屬公司於二零零七年三月三十一日之詳情如下：

| Name of subsidiary<br>附屬公司名稱 | Place of incorporation/ registration<br>成立／註冊地點 | Issued and fully paid share capital/ registered capital<br>已發行及繳足股本／註冊資本 | Percentage of issued share capital/ registered capital held by the Subsidiaries<br>已發行股本／註冊資本百分比 由附屬公司持有 % | Percentage of issued share capital/ registered capital attributable to the Group<br>已發行股本／註冊資本百分比 本集團應佔 % | Principal activities<br>主要業務 |
|---|---|---|---|---|---|
| Corless Limited | British Virgin Islands<br>英屬處女群島 | US$2美元 ordinary shares<br>普通股 | 100 | 63.74 | Investment holding<br>投資控股 |
| Glory Well Limited<br>創華有限公司 | Hong Kong<br>香港 | HK$10,000港元 ordinary shares<br>普通股 | 100 | 100 | Investment holding<br>投資控股 |
| Jiangsu Wanhua Real Estate Development Co., Ltd.<br>江蘇萬華房地產開發有限公司 | PRC<br>中國 | US$8,800,000美元 registered capital (notes (i) and (vi) below)<br>註冊資本(下文附註(i)及(vi)) | 100 | 100 | Property investment<br>物業投資 |

## 57. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (continued)

## 57. 主要附屬公司、聯營公司及共同控制機構資料(續)

| Name of subsidiary<br>附屬公司名稱 | Place of incorporation/ registration<br>成立／註冊地點 | Issued and fully paid share capital/ registered capital<br>已發行及繳足股本／註冊資本 | Percentage of issued share capital/ registered capital 已發行股本／註冊資本百分比<br>held by the Subsidiaries<br>由附屬公司持有<br>% | attributable to the Group<br>本集團應佔<br>% | Principal activities<br>主要業務 |
|---|---|---|---|---|---|
| Jiangsu YangKou Port Development and Investment Co., Ltd.<br>江蘇洋口港投資開發有限公司 | PRC<br>中國 | US$66,650,000美元 registered capital (notes (ii) and (vi) below)<br>註冊資本(下文附註(ii)及(vi)) | 75 | 75 | Port development<br>港口發展 |
| Jiangsu Yangtong Investment and Development Co., Ltd.<br>江蘇洋通開發投資有限公司 | PRC<br>中國 | US$13,332,000美元 registered capital (note (ii) below)<br>註冊資本(下文附註(ii)) | 75 | 75 | Port development<br>港口發展 |
| 湖北民生石油液化氣有限公司 | PRC<br>中國 | US$25,000,000美元 registered capital (note (i) below)<br>註冊資本(下文附註(i)) | 100 | 100 | LPG distribution and logistics<br>液化石油氣經銷及物流 |
| Nation Cheer Investment Limited<br>志恒投資有限公司 | Hong Kong<br>香港 | HK$1,200,000港元 ordinary shares<br>普通股 | 100 | 100 | Securities investment and trading<br>證券投資及買賣 |
| Paul Y. Building Materials Company Limited | Hong Kong<br>香港 | HK$2港元 ordinary shares<br>普通股 | 100 | 63.74 | Trading and installation of building materials<br>建築材料貿易及裝嵌 |
| Paul Y. Corporation Limited<br>保華集團有限公司 | Hong Kong<br>香港 | HK$2港元 ordinary shares<br>普通股 | 100 | 100 | Investment holding<br>投資控股 |
| Paul Y. - CREC(HK) Joint Venture | Hong Kong<br>香港 | – (note (iii) below)<br>(下文附註(iii)) | 60 | 38.24 | Civil engineering<br>土木工程 |
| Paul Y. (E & M) Contractors Limited<br>保華機電工程有限公司 | Hong Kong<br>香港 | HK$20,000,000港元 ordinary shares<br>普通股 | 99.9998 | 63.74 | Provision of electrical, mechanical and building services<br>提供電機及建造服務 |
| Paul Y. Builders Group Limited<br>保華建造集團有限公司 | Hong Kong<br>香港 | HK$2港元 ordinary shares<br>普通股 | 100 | 63.74 | Investment holding<br>投資控股 |
| | | HK$1,000,000港元 non-voting deferred shares (note (iv) below)<br>無投票權遞延股(下文附註 (iv)) | – | – | |

## 57. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (continued)

## 57. 主要附屬公司、聯營公司及共同控制機構資料(續)

| Name of subsidiary<br>附屬公司名稱 | Place of incorporation/ registration<br>成立／註冊地點 | Issued and fully paid share capital/ registered capital<br>已發行及繳足股本／註冊資本 | Percentage of issued share capital/ registered capital held by the Subsidiaries<br>已發行股本／註冊資本百分比 由附屬公司持有<br>% | attributable to the Group<br>本集團應佔<br>% | Principal activities<br>主要業務 |
|---|---|---|---|---|---|
| Paul Y. Builders Limited<br>保華建造有限公司 | Hong Kong<br>香港 | HK$102,000,000港元<br>ordinary shares<br>普通股 | 100 | 63.74 | Building construction<br>樓宇建造 |
| Paul Y. Construction & Engineering Co. Limited<br>保華建築工程有限公司 | Hong Kong<br>香港 | HK$42,000,000港元<br>ordinary shares<br>普通股 | 100 | 63.74 | Building construction and civil engineering<br>樓宇建造及土木工程 |
| Paul Y. Engineering Group Limited<br>保華建業集團有限公司 | Bermuda<br>百慕達 | HK$294,800,000港元<br>ordinary shares<br>普通股 | 63.74 | 63.74 | Investment holding<br>投資控股 |
| Paul Y. General Contractors Limited<br>保華建築營造有限公司 | Hong Kong<br>香港 | HK$36,000,000港元<br>ordinary shares<br>普通股 | 100 | 63.74 | Building construction and civil engineering<br>樓宇建造及土木工程 |
| Paul Y. Interior Contractors Limited<br>保華裝飾工程有限公司 | Hong Kong<br>香港 | HK$2港元<br>ordinary shares<br>普通股 | 100 | 63.74 | Interior decoration works<br>室內裝修工程 |
| Paul Y. Plant Hire Limited<br>保華機械租賃有限公司 | Hong Kong<br>香港 | HK$2港元<br>ordinary shares<br>普通股 | 100 | 63.74 | Hire of motor vehicles and plant and machinery<br>汽車、設備及機械租賃 |
| Paul Y. Construction Company, Limited<br>保華建築有限公司 | Hong Kong<br>香港 | HK$2港元<br>ordinary shares<br>普通股 | 100 | 63.74 | Civil engineering, building construction and investment holding<br>土木工程、樓宇建造及投資控股 |
| | | HK$50,000,000港元<br>non-voting preferred shares (note (v) below)<br>無投票權優先股<br>(下文附註 (v)) | – | – | |

## 57. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (continued)

## 57. 主要附屬公司、聯營公司及共同控制機構資料（續）

| Name of subsidiary<br>附屬公司名稱 | Place of incorporation/ registration<br>成立／註冊地點 | Issued and fully paid share capital/ registered capital<br>已發行及繳足股本／註冊資本 | Percentage of issued share capital/ registered capital held by the Subsidiaries<br>已發行股本／註冊資本百分比 由附屬公司持有<br>% | Percentage of issued share capital/ registered capital attributable to the Group<br>已發行股本／註冊資本百分比 本集團應佔<br>% | Principal activities<br>主要業務 |
|---|---|---|---|---|---|
| Paul Y. Construction (China) Limited<br>保華建築(中國)有限公司 | PRC<br>中國 | RMB60,000,000人民幣 registered capital<br>註冊資本 | 100 | 63.74 | Civil engineering and building construction<br>土木工程及樓宇建造 |
| Paul Y. Foundation Holdings Limited | British Virgin Islands<br>英屬處女群島 | US$1美元 ordinary share<br>普通股 | 100 | 63.74 | Investment holding<br>投資控股 |
| Paul Y. Foundation Limited<br>保華地基有限公司 | Hong Kong<br>香港 | HK$10,000,000港元 ordinary shares<br>普通股 | 100 | 63.74 | Civil engineering and foundation works<br>土木工程及地基工程 |
| Paul Y. Management Limited<br>保華管理有限公司 | Hong Kong<br>香港 | HK$2港元 ordinary shares<br>普通股 | 100 | 63.74 | Management and secretarial services<br>管理及秘書服務 |
| Paul Y. Project Management International Limited<br>保華國際工程管理有限公司 | Hong Kong<br>香港 | HK$2港元 ordinary shares<br>普通股 | 100 | 63.74 | Project management services and investment holding<br>項目管理服務及投資控股 |
| Paul Y. Facilities Management Co.,Limited<br>保華設施管理有限公司 | Hong Kong<br>香港 | HK$2港元 ordinary shares<br>普通股 | 100 | 63.74 | Facilities management services<br>設施管理服務 |
| PYI Management Limited<br>保華集團管理有限公司 | Hong Kong<br>香港 | HK$2港元 ordinary shares<br>普通股 | 100 | 100 | Management services<br>管理服務 |
| PYI Min Sheng Investment Limited<br>保華民生投資有限公司 | Hong Kong<br>香港 | HK$2港元 ordinary shares<br>普通股 | 100 | 100 | Investment holding<br>投資控股 |
| PYI Xingdong Properties (Jiangsu) Limited<br>保華興東置業(江蘇)有限公司 | PRC<br>中國 | US$12,500,000美元 registered capital (notes (i) and (vi) below)<br>註冊資本(下文附註(i)及(vi)) | 100 | 100 | Property investment<br>物業投資 |

## 57. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (continued)

(a) (continued)

All of the above subsidiaries operate in Hong Kong except Jiangsu Wanhua Real Estate Development Co., Ltd., PYI Xingdong Properties (Jiangsu) Limited, 湖北民生石油液化氣有限公司, Jiangsu Yangtong Investment and Development Co., Ltd., Jiangsu YangKou Port Development and Investment Co., Ltd. and Paul Y. Construction (China) Limited, all of which operate in the PRC.

All of the above subsidiaries are limited companies except Paul Y. - CREC(HK) Joint Venture which is an unincorporated business. Paul Y. Engineering Group Limited is listed in Hong Kong.

*Notes:*

(i) Being the wholly-foreign-owned-enterprises.

(ii) Being the sino-foreign equity joint ventures.

(iii) No capital has been contributed by the joint venture partners of the joint venture.

(iv) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends for any financial year and are, on winding up or otherwise, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(v) The holders of the non-voting preferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$10,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(vi) As at 31 March 2007, the registered capital of Jiangsu Wanhua Real Estate Development Co., Ltd., Jiangsu YangKou Port Development and Investment Co., Ltd. and PYI Xingdong Properties (Jiangsu) Limited are paid up to US$7,225,000, US$40,650,000 and US$6,432,000, respectively. The registered capital of all other subsidiaries registered in the PRC are fully paid up as at 31 March 2007.

## 57. 主要附屬公司、聯營公司及共同控制機構資料(續)

(a) (續)

上述所有附屬公司均在香港營運，惟江蘇萬華房地產開發有限公司、保華興東置業(江蘇)有限公司、湖北民生石油液化氣有限公司、江蘇洋通開發投資有限公司、江蘇洋口港投資開發有限公司及保華建築(中國)有限公司在中國營運。

上述所有附屬公司均為私人有限公司，惟Paul Y. - CREC(HK) Joint Venture為非法人團體之業務，而保華建業集團有限公司則在香港上市。

*附註：*

(i) 此等公司為外商獨資企業。

(ii) 此等公司為中外合資合營公司。

(iii) 此等合營企業之合夥人並無出資。

(iv) 此等無投票權遞延股持有人無權投票，亦無權獲派任何財政年度之股息，且只有權在該公司清盤時或在其他情況下分派總數100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(v) 此等無投票權優先股持有人無權投票，亦無權獲派股息，除非該公司可供派息純利超逾100,000,000,000港元，在此情況下，彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息，且只有權在該公司清盤時分派總額10,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(vi) 於二零零七年三月三十一日，江蘇萬華房地產開發有限公司、江蘇洋口港投資開發有限公司及保華興東置業(江蘇)有限公司已繳付分別為7,225,000美元、40,650,000美元及6,432,000美元之註冊資本。其餘於中國註冊之附屬公司於二零零七年三月三十一日已繳足註冊資本。

**57. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES** (continued)

(b) Particulars of the Company's principal associates indirectly held by the Company at 31 March 2007 are as follows:

**57. 主要附屬公司、聯營公司及共同控制機構資料(續)**

(b) 本公司間接持有之主要聯營公司於二零零七年三月三十一日之詳情如下：

| Name of associate 聯營公司名稱 | Place of incorporation/ registration 成立／註冊地點 | Issued and fully paid share capital/ registered capital 已發行及繳足股本／註冊資本 | Percentage of issued share capital/registered capital attributable to the Group 本集團應佔已發行股本／註冊資本百分比 % | Principal activities 主要業務 |
|---|---|---|---|---|
| CSCEC-Paul Y. Construction Company Limited 中建保華建築有限責任公司 | PRC 中國 | US$10,000,000美元 registered capital (note below) 註冊資本 (下文附註) | 20.0 | Civil engineering and building construction 土木工程及樓宇建造 |
| Gain Resources Limited | British Virgin Islands 英屬處女群島 | US$100美元 ordinary shares 普通股 | 15.9 | Investment holding 投資控股 |
| Nantong Port Group Limited 南通港口集團有限公司 | PRC 中國 | RMB966,004,400人民幣 registered capital (note below) 註冊資本 (下文附註) | 45 | Port operation 港口運營 |
| Yangtze Feeder Port Limited | British Virgin Islands 英屬處女群島 | US$1美元 ordinary share 普通股 | 50 | Investment holding 投資控股 |
| Zhong Yu - Paul Y. Project Management Company Limited 北京中宇保華工程項目管理有限公司 | PRC 中國 | US$500,000美元 registered capital (note below) 註冊資本 (下文附註) | 25.5 | Project management and consultancy services 項目管理及諮詢服務 |

*Note:* The company is a sino-foreign equity joint venture company.

*附註：* 該公司為中外合資合營公司。

## 57. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (continued)

(c) Particulars of the Company's principal jointly controlled entity at 31 March 2007 are as follows:

## 57. 主要附屬公司、聯營公司及共同控制機構資料（續）

(c) 本公司主要共同控制機構於二零零七年三月三十一日之詳情如下：

| Name of jointly controlled entity<br>共同控制機構名稱 | Place of incorporation/ registration<br>成立地點／註冊地點 | Issued and fully paid share capital<br>已發行及繳足股本 | Percentage of issued share capital attributable to the Group<br>本集團應佔已發行股本之百分比<br>% | Principal activities<br>主要業務 |
|---|---|---|---|---|
| Paul Y. - Penta-Ocean Joint Venture | Hong Kong<br>香港 | -<br>(Note) (附註) | 31.9 | Civil engineering<br>土木工程 |

*Note:* No capital has been contributed by the joint venture partners.

*附註：* 合營各方並無出資。

The above tables list the subsidiaries, associates and jointly controlled entity of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries, associates and jointly controlled entities would, in the opinion of the directors, result in particulars of excessive length.

上表所列為董事認為主要影響本集團年度業績或組成本集團大部份資產淨值之本公司附屬公司、聯營公司及共同控制機構。董事認為，詳列其他附屬公司、聯營公司及共同控制機構之資料將令篇幅冗長。

| | | For the year ended 31 March 截至三月三十一日止年度 | | | | |
|---|---|---|---|---|---|---|
| | | 2003 HK$'000 千港元 | 2004 HK$'000 千港元 | 2005 HK$'000 千港元 | 2006 HK$'000 千港元 (restated) (重新列賬) | **2007 HK$'000 千港元** |
| RESULTS | 業績 | | | | | |
| Turnover | 營業額 | 3,636,182 | 3,382,466 | 3,588,015 | 3,540,484 | **4,781,678** |
| (Loss) profit before taxation | 稅前(虧損)溢利 | (316,718) | 208,566 | 497,163 | 367,128 | **326,595** |
| Taxation (charge) credit | 稅項(開支)抵扣 | (37,809) | (45,678) | 23,772 | (52,804) | **50,552** |
| (Loss) profit for the year | 年度(虧損)溢利 | (354,527) | 162,888 | 520,935 | 314,324 | **377,147** |
| Attributable to: | 應佔： | | | | | |
| Equity holders of the Company | 本公司權益持有人 | (354,029) | 163,627 | 521,920 | 278,861 | **345,665** |
| Minority interests | 少數股東權益 | (498) | (739) | (985) | 35,463 | **31,482** |
| | | (354,527) | 162,888 | 520,935 | 314,324 | **377,147** |

| | | At 31 March 於三月三十一日 | | | | |
|---|---|---|---|---|---|---|
| | | 2003 HK$'000 千港元 | 2004 HK$'000 千港元 | 2005 HK$'000 千港元 | 2006 HK$'000 千港元 (restated) (重新列賬) | **2007 HK$'000 千港元** |
| ASSETS AND LIABILITIES | 資產及負債 | | | | | |
| Total assets | 總資產 | 4,873,156 | 4,862,328 | 7,110,379 | 5,981,678 | **7,621,447** |
| Total liabilities | 總負債 | (2,199,065) | (2,081,008) | (3,395,658) | (2,971,741) | **(4,372,598)** |
| | | 2,674,091 | 2,781,320 | 3,714,721 | 3,009,937 | **3,248,849** |
| EQUITY | 權益 | | | | | |
| Equity attributable to equity holders of the Company | 本公司權益持有人應佔權益 | 2,658,531 | 2,770,872 | 3,178,826 | 2,570,632 | **2,771,852** |
| Share-based payment reserve of a subsidiary | 附屬公司之以股份支付款項儲備 | – | – | – | 137 | **981** |
| Minority interests | 少數股東權益 | 15,560 | 10,448 | 535,895 | 439,168 | **476,016** |
| | | 2,674,091 | 2,781,320 | 3,714,721 | 3,009,937 | **3,248,849** |

**BOARD OF DIRECTORS**

**Chairman, Independent Non-Executive Director**
Chow Ming Kuen, Joseph *OBE, JP*

**Deputy Chairman and Managing Director**
Lau Ko Yuen, Tom

**Non-Executive Director**
Chan Kwok Keung, Charles

**Independent Non-Executive Directors**
Kwok Shiu Keung, Ernest
Chan Shu Kin
Leung Po Wing, Bowen Joseph *GBS, JP*
Li Chang An

**BOARD COMMITTEES**

**Audit Committee**
Chan Shu Kin *(Chairman)*
Chow Ming Kuen, Joseph *OBE, JP*
Kwok Shiu Keung, Ernest
Leung Po Wing, Bowen Joseph *GBS, JP*

**Remuneration Committee**
Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Lau Ko Yuen, Tom
Kwok Shiu Keung, Ernest
Leung Po Wing, Bowen Joseph *GBS, JP*

**Nomination Committee**
Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Lau Ko Yuen, Tom
Kwok Shiu Keung, Ernest
Chan Kwok Keung, Charles *(Alternate to Lau Ko Yuen, Tom)*
Chan Shu Kin *(Alternate to Kwok Shiu Keung, Ernest)*

**Compliance Committee**
Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Kwok Shiu Keung, Ernest
Chan Shu Kin
Wong Lai Kin, Elsa

**董事局**

**主席(獨立非執行董事)**
周明權*OBE, JP*

**副主席兼董事總經理**
劉高原

**非執行董事**
陳國強

**獨立非執行董事**
郭少強
陳樹堅
梁寶榮*GBS, JP*
李昌安

**董事局轄下委員會**

**審核委員會**
陳樹堅*(主席)*
周明權*OBE, JP*
郭少強
梁寶榮*GBS, JP*

**薪酬委員會**
周明權*OBE, JP(主席)*
劉高原
郭少強
梁寶榮*GBS, JP*

**提名委員會**
周明權*OBE, JP(主席)*
劉高原
郭少強
陳國強*(替任劉高原)*
陳樹堅*(替任郭少強)*

**法規委員會**
周明權*OBE, JP(主席)*
郭少強
陳樹堅
黃麗堅

**Share Repurchase Committee** 股份回購委員會
Chan Shu Kin *(Chairman)* 陳樹堅 *(主席)*
Chow Ming Kuen, Joseph OBE, JP *(Alternate to Chan Shu Kin)* 周明權OBE, JP *(替任陳樹堅)*
Lau Ko Yuen, Tom 劉高原

**QUALIFIED ACCOUNTANT** 合資格會計師
Wong Yiu Hung 黃耀雄

**COMPANY SECRETARY** 公司秘書
Wong Lai Kin, Elsa 黃麗堅

**AUTHORISED REPRESENTATIVES** 授權代表
Lau Ko Yuen, Tom 劉高原
Wong Lai Kin, Elsa 黃麗堅
Wong Yiu Hung 黃耀雄
*(Alternate to Lau Ko Yuen, Tom and Wong Lai Kin, Elsa)* *(替任劉高原及黃麗堅)*

**AUDITOR** 核數師
Deloitte Touche Tohmatsu 德勤 • 關黃陳方會計師行

**PRINCIPAL BANKERS** 主要往來銀行
Bank of China (Hong Kong) Limited 中國銀行(香港)有限公司
China Construction Bank Corporation 中國建設銀行股份有限公司
Industrial and Commercial Bank of China Limited 中國工商銀行股份有限公司
Bank of Communications Co., Ltd. 交通銀行股份有限公司
CITIC Ka Wah Bank Limited 中信嘉華銀行有限公司
The Bank of East Asia Limited 東亞銀行有限公司
Wing Hang Bank, Limited 永亨銀行有限公司

**LEGAL ADVISERS** 法律顧問
Herbert Smith *(Hong Kong)* 許拔史密夫律師行 *(香港)*
Richards Butler *(Hong Kong)* 齊伯禮律師行 *(香港)*
Vincent T.K. Cheung, Yap & Co. *(Hong Kong)* 張葉司徒陳律師事務所 *(香港)*
Conyers Dill & Pearman *(Bermuda)* Conyers Dill & Pearman *(百慕達)*
JC Master Law Offices *(PRC)* 泰和律師事務所 *(中國)*
Dewell & Partners *(PRC)* 得偉君尚律師事務所 *(中國)*

**FINANCIAL ADVISERS** 財務顧問
Anglo Chinese Corporate Finance, Limited 英高財務顧問有限公司
Somerley Limited 新百利有限公司
KPMG Corporate Finance Limited 畢馬威企業財務有限公司
PricewaterhouseCoopers (Shenzhen) Consulting Limited 普華永道諮詢(深圳)有限公司

**PUBLIC RELATIONS CONSULTANT**
Strategic Financial Relations Limited

**公共關係顧問**
縱橫財經公關顧問有限公司

**SHARE INCENTIVE SCHEMES ADMINISTRATORS**
BOCI-Prudential Trustee Limited
*(Share Award Scheme – Trustee)*
BOCI Securities Limited
*(Share Financing Plan – Custodian;*
*Share Option Scheme – Administrator)*

**股份獎賞計劃之管理人**
中銀國際英國保誠信託有限公司
*(股份獎勵計劃－受託人)*
中銀國際證券有限公司
*(股份融資計劃－保管人；*
*購股權計劃－管理人)*

**REGISTERED OFFICE**
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

**註冊地址**
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

**PRINCIPAL PLACE OF BUSINESS**
31/F, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong
Tel: (852) 2831 8338
Fax: (852) 2372 0641

**主要營業地點**
香港
九龍觀塘
鴻圖道51號
保華企業中心31樓
電話: (852) 2831 8338
傳真: (852) 2372 0641

**PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE**
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

**股份過戶登記總處**
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

**BRANCH SHARE REGISTRARS AND TRANSFER OFFICE**
Secretaries Limited
*(to be renamed as Tricor Secretaries Limited)*
26/F, Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

**股份過戶登記分處**
秘書商業服務有限公司
*(將易名為卓佳秘書商務有限公司)*
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

**WEBSITE**
www.pyicorp.com

**網址**
www.pyicorp.com

**STOCK CODE**

| | |
|---|---|
| Hong Kong Stock Exchange | 498 |
| Reuters | 0498.HK |
| Bloomberg | 498 HK |
| American Depository Receipt | PYIFY |
| Frankfurt Stock Exchange | PYW |

**股份代號**

| | |
|---|---|
| 香港交易所 | 498 |
| 路透社 | 0498.HK |
| 彭博 | 498 HK |
| 美國預託證券 | PYIFY |
| 法蘭克福交易所 | PYW |

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

**If you are in any doubt** as to any aspect of this circular or as to the action you should take, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in **PYI Corporation Limited** (the "Company"), you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank manager, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

PYI

# PYI Corporation Limited

*(Incorporated in Bermuda with limited liability)*
(Stock code: 498)

**NOTICE OF ANNUAL GENERAL MEETING**

**PROPOSALS FOR**
**RE-ELECTION OF RETIRING DIRECTORS,**
**REMUNERATION OF DIRECTORS,**
**GENERAL MANDATES TO ISSUE SHARES AND**
**TO REPURCHASE SHARES,**
**REFRESHMENT OF 10% LIMIT ON GRANT**
**OF OPTIONS UNDER THE PYI SHARE OPTION SCHEME**
**AND**
**REFRESHMENT OF 10% LIMIT ON GRANT**
**OF OPTIONS UNDER THE PYE SHARE OPTION SCHEME**

A notice convening the annual general meeting of the Company to be held at JW Marriott Ballroom on Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 20 September 2007 at 2:30 p.m. is set out on pages 15 to 18 of this circular. If you are not able to attend the meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

31 July 2007

# CONTENTS

*In this circular, the following expressions have the following meanings unless the context requires otherwise:*

| | |
|---|---|
| "2006 AGM" | the annual general meeting of PYI held on 8 September 2006 |
| "2007 AGM" | the annual general meeting of PYI to be held at JW Marriott Ballroom on Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 20 September 2007 at 2:30 p.m., notice of which is set out on pages 15 to 18 of this circular |
| "Board" | the board of Directors |
| "Bye-laws" | the bye-laws of the Company |
| "Company" or "PYI" | PYI Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange |
| "Director(s)" | director(s) of the Company |
| "Eligible Person(s)" | any employee (whether full time or part time), executive or officer, director (including executive, non-executive and independent non-executive directors) of any member of the Group or any Invested Entity and any celebrity, consultant, adviser or agent of any member of the Group or any Invested Entity, who, in the sole discretion of the Board, have contributed or will contribute to the growth and development of the Group or any Invested Entity |
| "General Mandates" | the general mandate to issue Shares and Securities Repurchase Mandate to be sought at the 2007 AGM |
| "Group" | the Company and its subsidiaries |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Hong Kong" | Hong Kong Special Administrative Region of the People's Republic of China |
| "Invested Entity" | any entity in which the Group holds an equity interest |
| "Latest Practicable Date" | 27 July 2007, being the latest practicable date for ascertaining certain information in this circular prior to its publication |
| "Listing Rules" | the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited |
| "Paul Y. Engineering" | Paul Y. Engineering Group Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange |
| "PYE 2007 AGM" | the annual general meeting of Paul Y. Engineering to be held at Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Tuesday, 4 September 2007 at 10:00 a.m. |
| "PYE Refreshment" | proposal by Paul Y. Engineering for refreshment of the 10% limit on grant of options under the PYE Share Option Scheme and all other share option scheme(s) of Paul Y. Engineering |
| "PYE Share Option Scheme" | the share option scheme adopted by Paul Y. Engineering on 7 September 2005 |

| | |
|---|---|
| "PYI Share Option Scheme" | the share option scheme of the Company adopted on 27 August 2002 |
| "Securities Repurchase Mandate" | the proposed new general mandate to be sought at the 2007 AGM to authorise the Directors to repurchase the Shares in the manner as set out in the notice of the 2007 AGM |
| "Scheme Mandate Limit" | 10% of the issued Share Capital as at the date of adoption of the PYI Share Option Scheme/date of approval of the refreshment of the scheme mandate limit (as the case may be) which may be issued upon exercise of all options granted/ to be granted under the PYI Share Option Scheme and any other scheme(s) of the Company |
| "SFO" | Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) |
| "Share Capital" | the aggregate nominal amount of the share capital of the Company |
| "Share(s)" | ordinary share(s) of HK$0.10 each in the Share Capital |
| "Shareholder(s)" | holder(s) of the Shares |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Takeovers Code" | The Hong Kong Code on Takeovers and Mergers |

# PYI Corporation Limited

*(Incorporated in Bermuda with limited liability)*
(Stock code: 498)

Chow Ming Kuen, Joseph *OBE, JP*
*(Chairman and Independent Non-Executive Director)*
Lau Ko Yuen, Tom
*(Deputy Chairman and Managing Director)*
Chan Kwok Keung, Charles
*(Non-Executive Director)*
Kwok Shiu Keung, Ernest
*(Independent Non-Executive Director)*
Chan Shu Kin
*(Independent Non-Executive Director)*
Leung Po Wing, Bowen Joseph *GBS, JP*
*(Independent Non-Executive Director)*
Li Chang An
*(Independent Non-Executive Director)*

*Registered office:*
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

*Principal place of business in Hong Kong:*
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

31 July 2007

*To the Shareholders and, for information only, holders of share options of PYI*

Dear Sir or Madam,

## NOTICE OF ANNUAL GENERAL MEETING PROPOSALS FOR RE-ELECTION OF RETIRING DIRECTORS, REMUNERATION OF DIRECTORS, GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, REFRESHMENT OF 10% LIMIT ON GRANT OF OPTIONS UNDER THE PYI SHARE OPTION SCHEME AND REFRESHMENT OF THE 10% LIMIT ON GRANT OF OPTIONS UNDER THE PYE SHARE OPTION SCHEME

### INTRODUCTION

The purpose of this circular is to give you notice of the 2007 AGM, and information on matters to be dealt with at the 2007 AGM. They are: (a) re-election of the retiring Directors; (b) remuneration of Directors; (c) grant of General Mandates; (d) refreshment of the Scheme Mandate Limit; and (e) the PYE Refreshment.

### RE-ELECTION OF RETIRING DIRECTORS

The Board currently consists of seven Directors, including:

(i) the only executive director, Mr Lau Ko Yuen, Tom, Deputy Chairman and Managing Director. He was last re-elected at the Company's annual general meeting in 2004 and his term of office will expire at the conclusion of the 2007 AGM;

(ii) one non-executive Director, Dr Chan Kwok Keung, Charles. He was last re-elected at the 2006 AGM and will hold office until the conclusion of the Company's annual general meeting to be held in 2009; and

(iii) five independent non-executive Directors, namely Dr Chow Ming Kuen, Joseph, Mr Kwok Shiu Keung, Ernest, Mr Chan Shu Kin, Mr Leung Po Wing, Bowen Joseph and Mr Li Chang An. Both Dr Chow Ming Kuen, Joseph and Mr Chan Shu Kin were re-elected at the Company's annual general meeting in 2005 and their term will expire at the conclusion of the Company's annual general meeting to be held in 2008, whereas for both Mr Kwok Shiu Keung, Ernest and Mr Leung Po Wing, Bowen Joseph, they were re-elected at the 2006 AGM and will hold office until the conclusion of the Company's annual general meeting to be held in 2009. As to Mr Li Chang An, he was appointed to the Board during the year (8 January 2007) and shall hold office until the next general meeting of the Company following his appointment, i.e. the 2007 AGM.

Pursuant to bye-law 87(1) of the Bye-laws, Mr Lau Ko Yuen, Tom and Mr Chan Shu Kin will retire from office by rotation in the 2007 AGM. Pursuant to bye-laws 86(2) of the Bye-laws, Mr Li will also retire from office in the 2007 AGM. All of these retiring Directors are eligible for re-election to hold office until the conclusion of the Company's annual general meeting to be held in 2010.

Bye-law 88 of the Bye-laws provides that no person other than a Director retiring at the meeting shall be eligible for election as a Director at any general meeting unless:

(i) he is recommended by the Directors; or

(ii) a notice signed by a Shareholder (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election as Director and also a notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the registered office or at the head office provided that the minimum length of the period, during which such notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.

Accordingly, if a Shareholder wishes to nominate a person to stand for election as a Director, the following documents must be validly served on the Company, namely (i) his/her notice of intention to propose a resolution and (ii) a notice executed by the nominated candidate of his/her willingness to be elected together with (A) the candidate's information required to be disclosed under Rule 13.51(2) of the Listing Rules and other information, as referred to under the heading "Requisite information of the candidate(s) nominated by Shareholders" below and (B) the candidate's written consent to the publication of his/her personal data.

In order to ensure that other Shareholders have sufficient time to receive and consider the particulars of the nominated candidate(s), Shareholders are urged to submit their proposals as early as practicable, preferably before Wednesday, 5 September 2007 so that a supplementary circular containing particulars of the candidate(s) proposed by such Shareholders can be despatched to other Shareholders, and an announcement can be published on or about 6 September 2007.

**Requisite information of the candidate(s) nominated by Shareholders**

In order to enable other Shareholders to make an informed decision on their election of Directors, the said notice of intention to propose a resolution by a Shareholder should be accompanied by the following information of the nominated candidate:

(a) full name and age;

(b) positions held with PYI and/or other members of the Group (if any);

(c) previous experience including other directorships in listed public companies in the last three years and other major appointments and qualifications;

(d) current employment and such other information (which may include business experience and professional qualifications and educational background) of which Shareholders should be aware, pertaining to the ability or integrity of the candidate;

(e) length or proposed length of service with PYI (if any);

(f) relationships with any Directors or senior management of PYI, or an appropriate negative statement;

(g) interests in shares of PYI within the meaning of Part XV of the SFO, or an appropriate negative statement;

(h) contact details; and

(i) a declaration made by the nominated candidate in respect of the information required under Rule 13.51(2)(h) to (w) of the Listing Rules, or an appropriate negative statement to that effect where there is no information to be disclosed pursuant to any of such requirements.

**Recommendations of the Nomination Committee**

The Nomination Committee, consisting of three members namely, Dr Chow Ming Kuen, Joseph, Mr Lau Ko Yuen, Tom and Mr Kwok Shiu Keung, Ernest, held a meeting on 20 July 2007 to nominate the re-election of retiring Directors in the 2007 AGM. Mr Lau Ko Yuen, Tom, being a retiring Director, abstained from voting on the relevant resolution of the Nomination Committee regarding his re-election. The Nomination Committee, with the aforesaid abstention of Mr Lau, has nominated and recommended to the Board that Mr Lau Ko Yuen, Tom, Mr Chan Shu Kin and Mr Li Chang An, all being eligible, shall be re-elected as Directors at the 2007 AGM. In addition, all retiring Directors had abstained from voting at the Board meeting when their nominations were considered and approved by the Board for recommendation to Shareholders for approval.

The biographical details of Mr Lau, Mr Chan and Mr Li are set out in Appendix I of this circular.

The Nomination Committee is also responsible for, inter alia, assessing the independence of independent non-executive Directors. In doing so, the Nomination Committee has reviewed the individual Director's annual confirmation of independence declared pursuant to Rule 3.13 of the Listing Rules. As a good corporate governance practice, every member of the Committee has abstained from participating in the assessment of his own independence.

**REMUNERATION OF DIRECTORS**

At the 2006 AGM, Shareholders approved director's fees of an aggregate amount of not exceeding HK$3,000,000 per annum to be paid to all Directors and be divided amongst the Directors as the Board may agree. Based on this approval, the Board resolved the following allocation: (i) a director's fee of HK$300,000 per annum be paid to each Director; (ii) an additional fee of HK$300,000 per annum be paid to the Chairman; (iii) an additional fee of HK$20,000 per annum be paid to each Director for being a member of any Board committee; and (iv) an additional fee of HK$20,000 per annum be paid to each Director for being the chairman of any Board committee for their services rendered to the Company during the period from the conclusion of the 2006 AGM to the conclusion of the 2007 AGM. A Director who has not served the entire period will receive payment in proportion to his period of service.

The Remuneration Committee had, at its meeting held on 20 July 2007, reviewed the current scale of the Directors' fees and having regard to the increased number of members on board, the current market environment, the nature of the Board's work and workload and the requisite time spent by the Directors on the board activities, the Remuneration Committee recommended that the aggregate amount of director's fees of not exceeding HK$4,000,000 per annum for all Directors be proposed for the coming year.

Bye-law 96 of the Bye-laws provides that the ordinary remuneration of Directors shall from time to time be determined by the Company in general meeting. Accordingly, an ordinary resolution will be proposed at the 2007 AGM for Shareholders to consider and, if thought fit, approve the paying of an aggregate amount of not exceeding HK$4,000,000 per annum to all Directors and that the Board be authorized to divide this amount amongst the Directors. If approved by Shareholders, the proposed Directors' fees will be effective from 20 September 2007. Payment will be made in proportion to the period of service in the case of a Director who has not served the entire period.

## GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

At the 2006 AGM, the ordinary resolutions were passed to grant the general mandates to the Directors to issue Shares and to repurchase Shares. Such general mandates will expire at the conclusion of the 2007 AGM. Ordinary resolutions will be proposed at the 2007 AGM to grant to the Directors a new general mandate, inter alia, (a) to allot and issue Shares not exceeding 20% of the issued Share Capital as at the date of the passing of such resolution; (b) to repurchase Shares not exceeding 10% of the issued Share Capital as at the date of the passing of such resolution; and (c) to extend the general mandate to issue Shares by the number of Shares purchased under the Securities Repurchase Mandate.

The Directors believe that it is in the interests of the Company and the Shareholders as a whole if the General Mandates are granted at the 2007 AGM. The General Mandates provide the Directors with flexibility to issue Shares especially in the context of a fund raising exercise or a transaction involving an acquisition by the Company where Shares are to be issued as consideration and which has to be completed speedily. However, the Directors currently have no intention of any acquisition by the Company nor any plan for raising capital by issuing new Shares.

An explanatory statement providing all the information required under the Listing Rules concerning the Securities Repurchase Mandate is set out in Appendix II to this circular.

## REFRESHMENT OF THE 10% LIMIT ON GRANT OF OPTIONS UNDER THE PYI SHARE OPTION SCHEME

The existing Scheme Mandate Limit was refreshed on 8 September 2006, which enables the Directors to grant options to Eligible Persons under the PYI Share Option Scheme to subscribe for up to 146,260,991 Shares. From the date of refreshing the existing Scheme Mandate Limit and up to the Latest Practicable Date, the Company has granted options entitling the holders thereof to subscribe for an aggregate of 54,300,000 Shares (including options in respect of 3,000,000 Shares which were granted but lapsed during the year), representing utilization of approximately 37.13% of the existing Scheme Mandate Limit. If the existing Scheme Mandate Limit is not refreshed, the Company would be allowed to grant options to subscribe for up to 94,960,991 Shares, representing approximately 6.36% of the Shares in issue as at the Latest Practicable Date. In order to provide the Company with more flexibility in providing incentives to those Eligible Persons by way of granting of options, the Board decided to seek the approval of Shareholders to refresh the Scheme Mandate Limit so that the total number of Shares which may be issued upon exercise of all options to be granted under the PYI Share Option Scheme and any other scheme(s) of the Company shall not exceed 10% of the Shares in issue as at the date of passing of the relevant resolution at the 2007 AGM. Options previously granted under the PYI Share Option Scheme and any other scheme(s) of the Company (including options outstanding, cancelled or lapsed in accordance with the relevant scheme rules and exercised options) will not be counted for the purpose of calculating the Scheme Mandate Limit as refreshed.

As at the Latest Practicable Date, there were in issue 1,492,868,407 Shares and a total of 100,955,000 outstanding options granted under the PYI Share Option Scheme at exercise prices of HK$1.24 (as to 8,450,000 options), HK$1.50 (as to 12,580,000 options), HK$2.43 (as to 6,330,000 options), HK$2.48 (as to 13,800,000 options), HK$2.50 (as to 9,345,000 options), HK$3.00 (as to 17,410,000 options), HK$3.50 (as to 30,540,000 options) and HK$4.00 (as to 2,500,000 options) per Share. Save and except for these outstanding options, there are no options granted under the PYI Share Option Scheme or any other share option scheme(s) of the Company which remained outstanding as at the Latest Practicable Date.

If the Scheme Mandate Limit is refreshed, on the basis of 1,492,868,407 Shares in issue as at the Latest Practicable Date and assuming no further issue or repurchase of Shares prior to the 2007 AGM, the Company may grant options entitling holders thereof to subscribe for a total of 149,286,840 Shares (representing approximately 10% of the Shares in issue as at the date of the 2007 AGM approving the refreshment of the Scheme Mandate Limit).

Pursuant to the Listing Rules, the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the PYI Share Option Scheme and any other scheme(s) of the Company at any time must not in aggregate exceed 30% of the Shares in issue from time to time. No options shall be granted under any scheme(s) of the Company if this will result in the 30% limit being exceeded.

The purpose of the PYI Share Option Scheme is to provide incentive or reward to Eligible Persons for their contribution to and continuing efforts to promote the interests of the Company. The Directors consider that the refreshment of the Scheme Mandate Limit is in the interests of the Company and the Shareholders as a whole.

The refreshment of the Scheme Mandate Limit is conditional on:

(i) the passing of an ordinary resolution to approve the refreshment of the Scheme Mandate Limit by the Shareholders at the 2007 AGM; and

(ii) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Shares (representing 10% of the Shares in issue as at the date of the 2007 AGM approving the refreshment of the Scheme Mandate Limit) which may fall to be issued pursuant to the exercise of options under the PYI Share Option Scheme and any other share option scheme(s) of the Company.

Application will be made to the Listing Committee of the Stock Exchange for approval of the listing of and permission to deal in the Shares which may fall to be issued pursuant to the exercise of options under the PYI Share Option Scheme and any other share option scheme(s) of the Company.

**REFRESHMENT OF THE 10% LIMIT ON GRANT OF OPTIONS UNDER THE PYE SHARE OPTION SCHEME**

Paul Y. Engineering, a subsidiary of the Company, proposes the PYE Refreshment, subject to (i) the passing of an ordinary resolution by its shareholders to approve the PYE Refreshment at the PYE 2007 AGM; (ii) the Listing Committee of the Stock Exchange granting the listing of, and the permission to deal in, the shares to be issued upon exercise of any options granted under the refreshed limit of the PYE Share Option Scheme; and (iii) in accordance with Rule 17.01(4) of the Listing Rules, the Shareholders passing an ordinary resolution to approve the PYE Refreshment at the 2007 AGM.

The PYE Refreshment will enable Paul Y. Engineering to grant further options to eligible participants, being employees, executives or officers, directors of Paul Y. Engineering and its subsidiaries or any entity in which Paul Y. Engineering or its subsidiaries hold an equity interest, and any consultant, adviser or agent of Paul Y. Engineering or its subsidiaries or any entity in which Paul Y. Engineering or its subsidiaries hold an equity interest, who, in the sole discretion of the board of directors of Paul Y. Engineering, have contributed or will contribute to the growth and development of Paul Y. Engineering or its subsidiaries or any entity in which Paul Y. Engineering or its subsidiaries hold an equity interest.

The total number of options granted under PYE Share Option Scheme as at the Latest Practicable Date was 28,100,000 at exercise prices of HK$0.70 (as to 500,000 options), HK$0.85 (as to 500,000 options), HK$0.90 (as to 3,600,000 options), HK$1.00 (as to 5,500,000 options), HK$1.34 (as to 16,000,000 options) and HK$1.36 (as to 2,000,000 options).

If Paul Y. Engineering utilises in full the 10% limit on grant of options under such share option scheme, the Company's shareholding in Paul Y. Engineering will be reduced from approximately 63.74% to 57.95%. However, the purpose of the PYE Share Option Scheme is to provide incentive or reward to the aforesaid eligible participants for their contribution to and continuing efforts to promote the interests of Paul Y. Engineering which is a subsidiary of PYI. The Directors therefore consider that the PYE Refreshment is in the interest of the Company and the Shareholders.

An ordinary resolution will be proposed at the 2007 AGM to approve the PYE Refreshment.

**ANNUAL GENERAL MEETING**

A notice convening the 2007 AGM is set out on pages 15 to 18 of this circular at which resolutions will be proposed, inter alia, to approve (i) the re-election of retiring Directors; (ii) remuneration of Directors; (iii) the grant of the General Mandates; (iv) the refreshment of the Scheme Mandate Limit; and (v) the PYE refreshment.

A form of proxy for use by the Shareholders at the 2007 AGM is enclosed. If you do not intend to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

**PROCEDURE FOR DEMANDING A POLL**

Pursuant to bye-law 66 of the Bye-laws, a resolution put to the vote of a general meeting shall be decided by poll if a poll is demanded:

(i) by the chairman of the meeting; or

(ii) by at least three Shareholders present or, in the case of a Shareholder being a corporation, by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by a Shareholder or Shareholders present in person or, in the case of a Shareholder being a corporation, by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(iv) by a Shareholder or Shareholders present in person or, in the case of a Shareholder being a corporation, by its duly authorized representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right; or

(v) if required by the rules of the Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of Shares representing five per cent. (5%) or more of the total voting rights at such meeting, and if on a show of hands a meeting votes in the opposite manner to that instructed in those proxies, provided that if it is apparent from the total proxies held that a vote taken on a poll shall not reverse the vote taken on a show of hands, then the Director or Directors shall not be required to demand a poll.

A demand for poll must be made before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll.

In accordance with the requirements of the Listing Rules, the results of the poll will be published by way of an announcement in accordance with rule 2.07C of the Listing Rules.

**RESPONSIBILITY STATEMENT**

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

**RECOMMENDATION**

The Board is pleased to recommend Messrs Lau Ko Yuen, Tom, Chan Shu Kin and Li Chang An to stand for re-election by Shareholders as Directors. Their biographies are set out in Appendix I for Shareholders' consideration. The Board also believes that the proposed remuneration of Directors, the grant of the General Mandates, the refreshment of the Scheme Mandate Limit, and the PYE Refreshment are in the best interest of the Company and the Shareholders as a whole, and accordingly recommends the Shareholders to vote in favour of all resolutions to be proposed at the 2007 AGM.

Yours faithfully,
For and on behalf of
**PYI Corporation Limited**
**Chow Ming Kuen, Joseph** *OBE, JP*
*Chairman*

The biographical and other details of retiring Directors standing for re-election at the 2007 AGM are set out below:

**EXECUTIVE DIRECTOR**

| | Director since | Board committee memberships | Emoluments (2006/2007) | Discloseable interests within the meaning of Part XV of the SFO as at the Latest Practicable Date |
|---|---|---|---|---|
| Lau Ko Yuen, Tom (aged 56) *Deputy Chairman and Managing Director* | 1993 | Remuneration Committee, Nomination Committee and Share Repurchase Committee | HK$10,381,218 *(Notes 1(a), (d) and (e))* | 26,920,671 Shares/underlying Shares (personal interests) and 500,000 underlying shares of an associated corporation (personal interests) *(Note 2(a))* |

Mr Lau has over 34 years' experience in international corporate management as well as merger and acquisitions. He joined the Group in 1991 and has been responsible for the Group's corporate strategy, development and performance. Mr Lau is also the non-executive Deputy Chairman of Paul Y. Engineering Group Limited (0577.HK), an independent non-executive Director of China National Building Material Company Limited (3323.HK) and a director of various subsidiaries of the Group. He was the Deputy Chairman and an executive director of ITC Corporation Limited (0372.HK) and the non-executive Deputy Chairman of Downer EDI Limited (DOW.AX) during the past three years.

Save as disclosed above, Mr Lau does not hold any positions with the Company or any of its subsidiaries, nor does he have any relationship with any Directors or senior management or substantial shareholder or controlling shareholder of the Company. There are no other matters that need to be brought to the attention of the Shareholders nor there is other information required to be disclosed pursuant to any of the requirements under Rules 13.51(2) of the Listing Rules.

**INDEPENDENT NON-EXECUTIVE DIRECTORS**

| | Director since | Board committee memberships | Emoluments (2006/2007) | Discloseable interests within the meaning of Part XV of the SFO as at the Latest Practicable Date |
|---|---|---|---|---|
| Chan Shu Kin (aged 52) *Independent non-executive Director* | 2004 | Audit Committee *(Chairman)*, Compliance Committee Share Repurchase Committee *(Chairman)* and Nomination Committee (alternate to Mr Kwok Shiu Keung, Ernest) | HK$439,096 *(Notes 1(b), (d) and (e))* | 1,300,000 underlying Shares (personal interests) *(Note 2(b))* |

Mr Chan has over 30 years' experience in auditing, accounting and financial management services. He graduated from The Hong Kong Polytechnic University and is both a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants as well as an associate member of the Institute of Chartered Accountants in England and Wales. Mr Chan is a partner of Messrs. Ting Ho Kwan & Chan, Certified Public Accountants. He is currently an independent non-executive director of Wing Shing International Holdings Limited (0850.HK). Mr Chan was an independent non-executive director of China Velocity Group Limited (0149.HK) during the past three years.

Save as disclosed above, Mr Chan does not hold any positions with the Company or any of its subsidiaries, nor does he have any relationship with any Directors or senior management or substantial shareholder or controlling shareholder of the Company. There are no other matters that need to be brought to the attention of the Shareholders nor there is other information required to be disclosed pursuant to any of the requirements under Rules 13.51(2) of the Listing Rules.

| | Director since | Board committee memberships | Emoluments (2006/2007) | Discloseable interests within the meaning of Part XV of the SFO as at the Latest Practicable Date |
|---|---|---|---|---|
| Li Chang An (aged 72) *Independent non-executive Director* | 2007 | Nil | HK$68,219 *(Note 1(c), (d) and (e))* | 1,300,000 underlying Shares (personal interests) *(Note 2(c))* |

Mr Li was the Vice Secretary of Shangdong Provincial Party Committee from 1983 to 1987. He was further appointed the Governor of Shangdong Province in June 1985. Between 1987 and 1993, he was the Deputy Secretary-General of the State Council. Mr Li was elected an alternate member of the Eleventh CPC Central Committee and a member of Twelfth CPC Central Committee.

Mr Li was the executive vice chairman of China Poly Group Corporation from 1993 to 2001. He was also appointed the chairman of the board of China Orient Telecomm Satellite Company, Limited from 1995 to 2003. Mr Li did not hold any directorships in any listed public companies during the past three years.

Save as disclosed above, Mr Li does not hold any positions with the Company or any of its subsidiaries, nor does he have any relationship with any Directors or senior management or substantial shareholder or controlling shareholder of the Company. There are no other matters that need to be brought to the attention of the Shareholders nor there is other information required to be disclosed pursuant to any of the requirements under Rules 13.51(2) of the Listing Rules.

*Notes:*

1. (a) During the financial year ended 31 March 2007, Mr Lau received a director's fee of HK$300,000, a fee of HK$60,000 for serving as a member of the Remuneration Committee, Nomination Committee and Share Repurchase Committee and a director's fee of HK$100,000 from Paul Y. Engineering.

   As the Managing Director, Mr Lau also received a remuneration package consisting of a combination of basic salary, variable bonus and equity-based reward amounting to HK$4,519,200 in cash and HK$5,402,018 of value in share options.

   (b) During the financial year ended 31 March 2007, Mr Chan received a director's fee of HK$300,000 and a fee of HK$139,096 for serving as chairman and a member of the Audit Committee and Share Repurchase Committee, as a member of the Compliance Committee and the Nomination Committee (alternate to Mr Kwok Shiu Keung, Ernest).

   (c) During the financial year ended 31 March 2007, Mr Li received a director's fee of HK$68,219 (calculated pro rata from date of his appointment).

   (d) The director's fee was determined with reference to the prevailing market conditions and having regard to the nature of the Board's work, workload and the requisite time spent by the Directors on the board activities. The remuneration package of the Managing Director was determined by the Remuneration Committee having regard to the commitment, responsibilities and contribution of the Managing Director as well as the reward strategy adopted by the Company.

   (e) Save as disclosed in 1(a) to 1(d) above, the retiring Directors standing for re-election received no other compensation from the Group.

2. (a) Such interests consist of:

(i) 120,671 Shares held by Mr Lau personally;

(ii) 26,800,000 underlying Shares in respect of options granted to him on 28 December 2004 and 8 September 2006 pursuant to the PYI Share Option Scheme, further details of which are set out in the section headed "Share Option Scheme" of the Directors' Report in the 2007 Annual Report; and

(iii) 500,000 underlying shares of Paul Y. Engineering (which is an associated corporation within the meaning of the SFO) in respect of options granted to Mr Lau on 8 June 2007 pursuant to the PYE Share Option Scheme which entitle him to subscribe for a total of 500,000 shares of Paul Y. Engineering at an exercise price of HK$1.36 per share during the exercise period from 1 July 2007 to 30 June 2009.

(b) Such interests consist of 1,300,000 underlying Shares in respect of share options granted to Mr Chan on 28 December 2004 pursuant to the PYI Share Option Scheme, further details of which are set out in the section headed "Share Option Scheme" of the Directors' Report in the 2007 Annual Report.

(c) Such interests consist of 1,300,000 underlying Shares in respect of share options granted to Mr Li on 6 February 2007 pursuant to the PYI Share Option Scheme, further details of which are set out in the section headed "Share Option Scheme" of the Directors' Report in the 2007 Annual Report.

3. No Director proposed for re-election at the 2007 AGM has a service contract with the Company or any of its subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

This is the explanatory statement given to the Shareholders relating to a resolution authorising the Company to repurchase its own Shares which is proposed to be passed by the Shareholders by means of an ordinary resolution at the 2007 AGM.

This explanatory statement contains a summary of the information required pursuant to Rule 10.06 of the Listing Rules which is set out as follows:

***Share Capital***

- As at the Latest Practicable Date, there were in issue a total of 1,492,868,407 Shares, all of which are fully paid.

- Assuming that no further Shares are issued or repurchased after the Latest Practicable Date and before the date of the 2007 AGM, there will be 1,492,868,407 Shares in issue, and exercise in full of the Securities Repurchase Mandate would result in up to a maximum of 149,286,840 Shares being repurchased by the Company during the relevant period referred to in ordinary resolution numbered 5(B) of the notice of the 2007 AGM.

***Reasons for repurchases***

- The Directors believe that it is in the best interests of the Company and the Shareholders as a whole for the Directors to have a general authority from the Shareholders to enable the Directors to purchase the Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earnings per Share and will benefit the Company and the Shareholders.

***Funding of repurchases***

- The repurchase of Shares shall be made with funds legally available for such purpose in accordance with its memorandum of association and the Bye-laws and the applicable laws of Bermuda. Under Bermuda law, repurchases may only be effected out of the capital paid up on the purchased Shares or out of funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of Shares made for the purpose. Any premium payable on a purchase over the par value of the Shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account before the Shares are repurchased. It is envisaged that the funds required for any repurchase would be derived from such sources.

- As compared with the financial position of the Company as at 31 March 2007 (being the date of the Company's latest audited accounts), the Directors consider that the repurchases of securities will have no material adverse impact on the working capital and the gearing position of the Company in the event that the Securities Repurchase Mandate were to be exercised in full during the proposed repurchase period. The Directors do not propose to exercise the Securities Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

***Directors, their associates and connected persons***

- None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates, as defined in the Listing Rules, has any present intention, in the event that the Securities Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company.

- No connected person, as defined in the Listing Rules, has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Securities Repurchase Mandate is approved by the Shareholders.

***Undertaking of the Directors***

- The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Securities Repurchase Mandate in accordance with the Listing Rules, the Bye-laws and the applicable laws of Bermuda.

***Share repurchase made by the Company***

- During the six months preceding the Latest Practicable Date, the Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise).

**GENERAL**

If as a result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder or a group of Shareholders acting in concert, depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. If the Company were to repurchase Shares up to the permitted maximum of 10% of the issued Share Capital, such parties may together with any other parties acting in concert with them become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Hollyfield Group Limited ("Hollyfield"), which is ultimately and wholly owned by ITC Corporation Limited ("ITC"), held 402,368,507 Shares, representing approximately 26.95% of the issued Share Capital. On the basis that no further Shares are issued or repurchased and in the event that the Securities Repurchase Mandate is exercised in full and that there is no change in Hollyfield's or ITC's shareholding in the Company, the shareholding of Hollyfield or ITC would together be increased to approximately 29.94% of the issued Share Capital. Such increase per se would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed herein, the Directors are not aware of any single shareholder who held more than 10% of the issued Share Capital as at the Latest Practicable Date. As at the Latest Practicable Date, the Board had not held any meeting to discuss the Company's intention with regard to repurchasing issued Shares pursuant to the Securities Repurchase Mandate.

**PRICES OF THE SHARES**

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

| | **Shares** | |
|---|---|---|
| | **Highest** | **Lowest** |
| | *HK$* | *HK$* |
| **2006** | | |
| July | 2.875 | 2.550 |
| August | 2.640 | 2.160 |
| September | 2.860 | 2.180 |
| October | 3.130 | 2.700 |
| November | 3.040 | 2.770 |
| December | 2.920 | 2.680 |
| **2007** | | |
| January | 2.930 | 2.760 |
| February | 3.800 | 2.800 |
| March | 3.580 | 3.190 |
| April | 3.620 | 3.380 |
| May | 3.500 | 3.240 |
| June | 3.910 | 3.460 |
| July (up to the Latest Practicable Date) | 3.810 | 3.380 |

# PYI Corporation Limited

*(Incorporated in Bermuda with limited liability)*
(Stock code: 498)

**NOTICE IS HEREBY GIVEN** that the annual general meeting of PYI Corporation Limited (the "Company") will be held at JW Marriott Ballroom on Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 20 September 2007 at 2:30 p.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 March 2007.

2. To declare the final dividend for the year ended 31 March 2007.

3. To re-elect retiring directors and to fix the directors' remuneration.

4. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

5. As special business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

(A) "**THAT**:

(i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers, subject to and in accordance with all applicable laws and the bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(iii) the aggregate nominal amount of the share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approvals in sub-paragraphs (i) and (ii) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or an issue of shares of the Company under the share option scheme of the Company or an issue of shares upon exercise of subscription rights attached to warrants which may be issued by the Company or an issue of shares of the Company by way of any scrip dividend pursuant to bye-laws of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution, and the said approval shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; or

(c) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(B) "**THAT**:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) shall be in addition to any other authorisation given to the directors of the Company and shall authorise the directors of the Company on behalf of the Company during the Relevant Period to procure the Company to purchase its securities at a price determined by the directors;

(iii) the aggregate nominal amount of the share capital of the Company which the directors of the Company are authorised to repurchase pursuant to the approval in sub-paragraphs (i) and (ii) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution, and the said approval shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; or

(c) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "**THAT** conditional upon resolutions numbered 5(A) and 5(B) as set out in the notice convening this meeting being passed, the aggregate nominal amount of the issued shares in the capital of the Company which are repurchased by the Company under the authority granted to the directors of the Company pursuant to and in accordance with the said resolution numbered 5(B) above shall be added to the aggregate nominal amount of the share capital that may be allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to and in accordance with the resolution numbered 5(A) as set out in the notice convening this meeting."

(D) "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the shares of HK$0.10 each in the capital of the Company (representing 10 per cent. of the shares of the Company in issue as at the date of passing this resolution) which may be issued pursuant to the exercise of options granted under the Company's share option scheme adopted on 27 August 2002 (the "Scheme"), the refreshment of the scheme limit in respect of the grant of options to subscribe for ordinary shares in the Company under the Scheme, provided that the total number of ordinary shares which may be allotted or issued pursuant to the grant or exercise of options under the Scheme (excluding options previously granted, outstanding, cancelled, lapsed or exercised under the Scheme) shall not exceed 10 per cent. of the shares of the Company in issue as at the date of passing this resolution (the "Refreshed Mandate Limit"), be and is hereby approved and the directors of the Company be and are hereby authorised to grant options under the Scheme up to the Refreshed Mandate Limit, to exercise all powers of the Company to allot, issue and deal with ordinary shares of the Company pursuant to the exercise of such options and to do such acts and execute such documents for or incidental to such purpose."

(E) "**THAT** the refreshment of the scheme limit on grant of options under the share option scheme adopted by Paul Y. Engineering Group Limited ("Paul Y. Engineering", the Company's subsidiary) on 7 September 2005 up to 10 per cent. of the shares of Paul Y. Engineering in issue as at the date of passing of the resolution for approving such refreshment by the shareholders of Paul Y. Engineering be and is hereby approved."

6. To transact any other ordinary business of the Company.

By Order of the Board
**Wong Lai Kin, Elsa**
*Company Secretary*

Hong Kong, 31 July 2007

*Principal Place of Business:*
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

*Registered Office:*
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

*Notes:*

1. Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A member may appoint a proxy in respect of part only of his holding of shares of the Company. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at the Company's principal place of business in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting at which the person named in the instrument proposes to vote.

3. The register of members of the Company will be closed during the period from 8 October 2007 to 10 October 2007, both dates inclusive, during which period no transfer of share(s) of the Company will be effected. In order to qualify for the final dividend, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) overleaf or separately, must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on 5 October 2007.

As at the date of this notice, the Directors of the Company are:

| | |
|---|---|
| Dr Chow Ming Kuen, Joseph *OBE JP* | : *Chairman (Independent Non-Executive Director)* |
| Mr Lau Ko Yuen, Tom | : *Deputy Chairman and Managing Director* |
| Dr Chan Kwok Keung, Charles | : *Non-Executive Director* |
| Mr Kwok Shiu Keung, Ernest | : *Independent Non-Executive Director* |
| Mr Chan Shu Kin | : *Independent Non-Executive Director* |
| Mr Leung Po Wing, Bowen Joseph *GBS JP* | : *Independent Non-Executive Director* |
| Mr Li Chang An | : *Independent Non-Executive Director* |

**本通函乃要件　請即處理**

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

**閣下如對本通函任何方面或應採取之行動有任何疑問**，應諮詢閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已出售或轉讓**名下所有**保華集團有限公司**(「本公司」)之股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行經理、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

# 保華集團有限公司*
# PYI Corporation Limited

(於百慕達註冊成立之有限公司)
(股份代號：498)

## 股東週年大會通告

## 建議
## 重選退任董事、
## 董事酬金、
## 發行股份及購回股份之一般授權、
## 更新根據保華購股權計劃授出購股權之10%限額
## 及
## 更新根據保華建業購股權計劃授出購股權之10%限額

本公司謹訂於2007年9月20日(星期四)下午2時30分假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳舉行股東週年大會，大會通告載於本通函第15至18頁。閣下如未能出席大會，務請按照隨附之代表委任表格列印之指示將其填妥及儘快交回，惟無論如何須於大會或其續會(視情況而定)指定舉行時間48小時前將表格交回本公司在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓。填妥及交回代表委任表格，閣下仍可親身出席大會或其任何續會，並於會上投票。

* 僅資識別

2007年7月31日

# 目　錄

頁次

除非文義別有所指，否則本通函內，下列詞語具有下列涵義：

| | | |
|---|---|---|
| 「2006年股東週年大會」 | 指 | 保華於2006年9月8日舉行之股東週年大會 |
| 「2007年股東週年大會」 | 指 | 保華將於2007年9月20日（星期四）下午2時30分假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳舉行之股東週年大會，大會通告載於本通函第15至18頁 |
| 「董事局」 | 指 | 董事局 |
| 「公司細則」 | 指 | 本公司之公司細則 |
| 「本公司」或「保華」 | 指 | 保華集團有限公司，一間於百慕達註冊成立之有限公司，其股份在聯交所上市 |
| 「董事」 | 指 | 本公司董事 |
| 「合資格人士」 | 指 | 董事局全權釐定，任何曾對或將對本集團或任何投資機構之成長及發展作出貢獻之本集團任何成員或任何投資機構之僱員（不論全職或兼職）、行政人員或高級職員、董事（包括執行、非執行及獨立非執行董事）及本集團任何成員或任何投資機構之知名人士、諮詢人、顧問或代理人 |
| 「一般授權」 | 指 | 將於2007年股東週年大會上尋求股東批准之發行股份之一般授權及購回證券授權 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「港元」 | 指 | 香港法定貨幣港元 |
| 「香港」 | 指 | 中華人民共和國香港特別行政區 |
| 「投資機構」 | 指 | 本集團持有股權權益之任何機構 |
| 「最後實際可行日期」 | 指 | 2007年7月27日，即本通函付印前可確定若干資料之最後實際可行日期 |
| 「上市規則」 | 指 | 《香港聯合交易所有限公司證券上市規則》 |
| 「保華建業」 | 指 | 保華建業集團有限公司，一間在百慕達註冊成立之有限公司，其股份在聯交所上市 |
| 「保華建業2007年股東週年大會」 | 指 | 保華建業將於2007年9月4日（星期二）上午10時正假座香港金鐘道88號太古廣場1座5樓太古廣場會議中心舉行之股東週年大會 |
| 「保華建業更新」 | 指 | 保華建業建議按保華建業購股權計劃或保華建業任何其他購股權計劃更新授出購股權之10%限額 |
| 「保華建業購股權計劃」 | 指 | 保華建業於2005年9月7日採納之購股權計劃 |

| | | |
|---|---|---|
| 「保華購股權計劃」 | 指 | 保華於2002年8月27日採納之購股權計劃 |
| 「購回證券授權」 | 指 | 將於2007年股東週年大會上尋求股東授權董事按2007年股東週年大會通告所述之方式購回股份之一般授權 |
| 「計劃授權限額」 | 指 | 於採納保華購股權計劃當日／批准更新計劃授權限額當日(視情況而定)已發行股本之10%，此即根據保華購股權計劃或本公司任何其他計劃授出／將予授出之全部購股權獲行使時可予發行之股份數目限額 |
| 「證券及期貨條例」 | 指 | 香港法例第571章《證券及期貨條例》 |
| 「股本」 | 指 | 本公司股本之總面額 |
| 「股份」 | 指 | 股本中每股面值0.10港元之普通股 |
| 「股東」 | 指 | 股份之持有人 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「收購守則」 | 指 | 《香港公司收購及合併守則》 |

# 保華集團有限公司*
# PYI Corporation Limited

(於百慕達註冊成立之有限公司)
(股份代號：498)

周明權 *OBE, JP*
(主席兼獨立非執行董事)
劉高原
(副主席兼董事總經理)
陳國強
(非執行董事)
郭少強
(獨立非執行董事)
陳樹堅
(獨立非執行董事)
梁寶榮 *GBS, JP*
(獨立非執行董事)
李昌安
(獨立非執行董事)

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

## 股東週年大會通告
## 建議
## 重選退任董事、
## 董事酬金、
## 發行股份及購回股份之一般授權、
## 更新根據保華購股權計劃授出購股權之10%限額
## 及
## 更新根據保華建業購股權計劃授出購股權之10%限額

### 緒言

本通函旨在給予　閣下2007年股東週年大會通告，以及將於2007年股東週年大會上所處理事項之資料，包括：(a)重選退任董事；(b)董事酬金；(c)授出一般授權；(d)更新計劃授權限額；及(e)保華建業更新。

### 重選退任董事

董事局現時由七名董事組成，包括：

(i) 唯一執行董事兼副主席及董事總經理劉高原先生。他在本公司於2004年舉行之股東週年大會上獲膺選連任，其任期將於2007年股東週年大會結束時屆滿；

* 僅資識別

(ii) 一名非執行董事陳國強博士。他在2006年股東週年大會上獲膺選連任，其任期將在本公司於2009年舉行之股東週年大會結束時屆滿；及

(iii) 五名獨立非執行董事，即周明權博士、郭少強先生、陳樹堅先生、梁寶榮先生及李昌安先生。周明權博士及陳樹堅先生在本公司於2005年舉行之股東週年大會上獲膺選連任，他們之任期將在本公司於2008年舉行之股東週年大會結束時屆滿，郭少強先生及梁寶榮先生則在2006年股東週年大會上獲膺選連任，他們之任期將在本公司於2009年舉行之股東週年大會結束時屆滿。至於李昌安先生，他於年內(2007年1月8日)獲委任加入董事局，其任期將直至本公司緊隨其委任後的一次股東大會(即2007年股東週年大會)為止。

根據公司細則第87(1)條，劉高原先生及陳樹堅先生將於2007年股東週年大會上輪席退任。根據公司細則第86(2)條，李先生亦將於2007年股東週年大會上退任。所有退任董事均符合資格膺選連任，以繼續出任董事直至本公司於2010年舉行之股東週年大會結束時屆滿。

公司細則第88條規定，除於股東大會上退任之董事外，其他人士概無資格於任何股東大會上競選董事，除非：

(i) 其由董事推薦參選；或

(ii) 由一名正式合資格出席大會及於會上投票之股東(獲提名人士除外)簽署一份通知表明有意提名該人士參選，而將被提名人士亦簽署一份通知表明願意參選並將該等通知送交註冊辦事處或總辦事處，惟發出有關通知之期限最少為七(7)日，而遞交有關通知之期限，最早須由寄發進行該等選舉之股東大會通告翌日起至最遲須於該股東大會舉行日期七(7)日前期間。

因此，股東若擬提名個別人士參選董事，須向本公司有效送達下述文件：(i)該股東擬提出決議案之意向通知，及(ii)經被提名人選簽署、以表示願意參選之通知，連同(A)下文「獲股東提名候選人須提交之資料」標題下所載就《上市規則》第13.51(2)條規定披露的候選人資料及其他資料，及(B)候選人同意公布其私人資料的同意書。

為確保其他股東有充足時間收取及考慮獲提名候選人的詳細資料，本公司促請股東儘早(宜於2007年9月5日(星期三)之前)遞交其提名建議，以便於2007年9月6日或前後向其他股東發出載有股東提名候選人詳情之補充通函及刊發公布。

**獲股東提名候選人須提交之資料**

為了讓股東在選舉董事時可以作出有根據之決定，上述有關股東擬提出決議案之意向通知應附有獲提名人選之下列資料：

(a) 全名及年齡；

(b) 在保華及／或本集團其他成員之職位(如有)；

(c) 以往經驗，包括過去三年在上市公司之其他董事職位及其他重要委任及資格；

(d) 候選人現時的工作以及股東須知的其他有關候選人能力及誠信之資料(包括業務經驗及專業資格與教育背景);

(e) 服務保華或擬服務保華之時間長短(如有);

(f) 與保華任何董事或高級管理人員之關係,或否定此等關係之合適聲明;

(g) 在保華之股份權益(符合《證券及期貨條例》第XV部的涵意),或否定此等權益之合適聲明;

(h) 聯絡詳情;及

(i) 獲提名候選人就《上市規則》第13.51(2)(h)至(w)條規定提供之資料所作的聲明,或否定存有任何根據該等規定須披露之資料的合適聲明。

**提名委員會之建議**

由周明權博士、劉高原先生及郭少強先生三名成員組成之提名委員會已於2007年7月20日舉行會議,提名退任董事於2007年股東週年大會上重選。退任董事劉高原先生在提名委員會就考慮其重選之相關議案放棄投票。提名委員會在劉先生就其重選議案缺席之情況下,已向董事局提名及建議劉高原先生、陳樹堅先生及李昌安先生均符合資格於2007年股東週年大會上重選為董事。另外,所有退任董事亦已於董事局考慮及其後批准向股東建議批准三人提名的董事局會議上放棄投票。

劉先生、陳先生及李先生之履歷詳情載於本通函附錄一。

提名委員會亦負責(其中包括)評估獨立非執行董事的獨立性,為此提名委員會已查核個別董事每年按《上市規則》第3.13條申報之獨立聲明。為奉行良好企業管治常規,每名委員會成員均沒有參與有關其本身獨立性之評核。

**董事酬金**

於2006年股東週年大會上, 股東批准將付予全體董事之董事袍金總額不超過每年3,000,000港元,並將按董事局協定之方式分配給各董事。根據此批准,董事局議決就每名董事於2006年股東週年大會結束後至2007年股東週年大會結束時期間向本公司提供之服務,按下列方式分配:(i)向每名董事每年支付300,000港元董事袍金;(ii)向主席支付每年300,000港元額外袍金;(iii)向每一名出任任何董事局轄下委員會成員之董事支付每年20,000港元額外袍金;及(iv)向每一名出任任何董事局轄下委員會主席之董事支付每年20,000港元額外袍金。假如董事未有服務整段期間,酬金將依其服務時間按比例收取。

薪酬委員會已於2007年7月20日舉行之會議上,審閱董事袍金之現行水平,並經考慮董事局成員的數目已增加、現時之市場環境、董事局工作之性質、工作量及董事參與董事局事務所須時間後,建議來年向全體董事支付總額不超過每年4,000,000港元之董事袍金。

公司細則第96條規定，董事之一般酬金須不時由本公司於股東大會上釐定。因此於2007年股東週年大會上將提呈一項普通決議案，供股東考慮及酌情批准向全體董事支付總額不超過每年4,000,000港元之董事袍金，並授權董事局向各董事分配該筆款項。若獲股東批准，建議董事袍金將由2007年9月20日起生效。倘若董事並非全期提供服務，則依其服務期間按比例收取酬金。

## 發行股份及購回股份之一般授權

於2006年股東週年大會上曾通過普通決議案，向董事授出發行股份及購回股份之一般授權。上述一般授權將於2007年股東週年大會結束時屆滿。於2007年股東週年大會上將提呈普通決議案授予董事新一般授權，以（其中包括）(a)配發及發行不超過有關決議案通過當日之已發行股本20%之股份；(b)購回不超過有關決議案通過當日之已發行股本10%之股份；及(c)藉加入按購回證券授權所購回之股份數目擴大發行股份之一般授權。

董事相信，倘於2007年股東週年大會上授出一般授權，對本公司及股東整體均有利。一般授權可以讓董事在處理股份發行事宜時更具彈性，特別是某些集資行動或涉及本公司以發行股份作為代價並且需要儘快完成之交易。惟董事現時無意由本公司進行任何收購，亦無計劃藉發行新股份集資。

本通函附錄二載有說明函件，提供所有《上市規則》有關購回證券授權所規定之資料。

## 更新根據保華購股權計劃授出購股權之10%限額

現行計劃授權限額曾於2006年9月8日更新，令董事可根據保華購股權計劃向合資格人士授出購股權，以認購最多146,260,991股股份。由更新現行計劃授權限額當日起，直至最後實際可行日期，本公司已授出購股權使持有人有權認購合共54,300,000股股份（包括於年內涉及3,000,000股股份之已授出但已失效的購股權），佔可動用之現行計劃授權限額約37.13%。若不更新現行計劃授權限額，本公司可授出購股權以認購最多94,960,991股股份，佔最後實際可行日期已發行股份約6.36%。為使本公司在以授出購股權方式向合資格人士提供獎勵時更具靈活性，董事局決定尋求股東批准更新計劃授權限額，使根據保華購股權計劃或本公司任何其他計劃，將予授出之所有購股權獲行使時，可予發行之股份總數不超逾於2007年股東週年大會通過相關決議案當日已發行股本總數之10%。凡之前根據保華購股權計劃或本公司任何其他計劃授出之購股權（包括根據有關計劃規則尚未行使、已註銷或已失效之購股權及已行使之購股權）將不計算在更新計劃授權限額之限額內。

於最後實際可行日期，已發行股份共1,492,868,407股，及根據保華購股權計劃授出而尚未行使購股權合共100,955,000份，每股行使價為1.24港元（就8,450,000份購股權而言）、1.50港元（就12,580,000份購股權而言）、2.43港元（就6,330,000份購股權而言）、2.48港元（就13,800,000份購股權而言）、2.50港元（就9,345,000份購股權而言）、3.00港元（就17,410,000份購股權而言）、3.50港元（就30,540,000份購股權而言）及4.00港元（就2,500,000份購股權而言）。除該等尚未行使購股權外，於最後實際可行日期概無根據保華購股權計劃或本公司任何其他購股權尚未行使。

倘計劃授權限額獲得更新，按於最後實際可行日期已發行1,492,868,407股股份為基準，並假設於2007年股東週年大會舉行前並無進一步發行或購回任何股份，本公司可授出購股權使持有人有權認購合共149,286,840股股份(即於2007年股東週年大會批准更新計劃授權限額當日已發行股本10%)。

根據上市規則，任何時間按保華購股權計劃及本公司任何其他計劃授出而尚未行使之購股權獲全數行使時可予發行之股份數目上限不得超逾不時已發行股本總數之30%。如授出購股權將導致超逾上述30%限額，則不得根據本公司任何計劃授出購股權。

保華購股權計劃之目的乃對本公司作出貢獻及提升本公司利益而努力不懈之合資格人士，提供激勵或報酬。董事認為更新計劃授權限額對本公司及股東整體有利。

更新計劃授權限額需待下列各項獲履行後，方可作實：

(i) 股東於2007年股東週年大會上通過更新計劃授權限額之普通決議案；及

(ii) 聯交所上市委員會批准按保華購股權計劃及本公司任何其他購股權計劃所授出之購股權獲行使而將予發行之股份(即於批准更新計劃授權限額之2007年股東週年大會當日已發行股本總數之10%)上市及買賣。

本公司將向聯交所上市委員會申請批准按保華購股權計劃及本公司任何其他購股權計劃所授出之購股權獲行使而將予發行之股份上市及買賣。

**更新根據保華建業購股權計劃授出購股權之10%限額**

本公司之附屬公司保華建業建議進行保華建業更新，惟須待(i)其股東於保華建業2007年股東週年大會上通過一項普通決議案批准保華建業更新；(ii)聯交所上市委員會批准因根據保華建業購股權計劃之更新限額授出之任何購股權獲行使而發行之股份上市及買賣；及(iii)按上市規則第17.01(4)條規定，獲股東於2007年股東週年大會上通過一項普通決議案批准保華建業更新後，方可作實。

保華建業更新可讓保華建業能夠向合資格參與人，包括保華建業及其附屬公司或保華建業或其附屬公司持有股本權益之任何實體之任何僱員、行政人員或管理人員或董事，以及保華建業或其附屬公司或保華建業或其附屬公司持有股本權益之任何實體之諮詢人、顧問或代理人，而在保華建業董事局全權決定下認為曾對或將會對保華建業或其附屬公司或保華建業或其附屬公司持有股本權益之任何實體作出貢獻者，進一步授出購股權。

於最後實際可行日期，根據保華建業購股權計劃授出之購股權總數為28,100,000份，行使價為0.70港元(就500,000份購股權而言)、0.85港元(就500,000份購股權而言)、0.90港元(就3,600,000份購股權而言)、1.00港元(就5,500,000份購股權而言)、1.34港元(就16,000,000份購股權而言)及1.36港元(就2,000,000份購股權而言)。

倘保華建業根據其購股權計劃授出購股權時動用全數10%限額，本公司於保華建業之股權將由約63.74%降至約57.95%。然而，保華建業購股權計劃之目的乃對上述合資格參與者就推動保華建業(其為保華之附屬公司)之利益而作出貢獻及持續努力，提供激勵或報酬。因此董事認為保華建業更新符合本公司及股東之權益。

2007年股東週年大會上將提呈一項普通決議案以批准保華建業更新。

## 股東週年大會

2007年股東週年大會通告載於本通函第15至18頁，將於大會上提呈決議案，以批准(其中包括)(i)重選退任董事；(ii)董事酬金；(iii)授出一般授權；(iv)更新計劃授權限額；及(v)保華建業更新。

本通函隨附一張於2007年股東週年大會上使用之代表委任表格。倘若 閣下無意出席大會，務請按照代表委任表格列印之指示將其填妥及儘快交回，惟無論如何須於大會或其續會(視情況而定)指定舉行時間48小時前將表格交回本公司在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓。填妥及交回代表委任表格後， 閣下仍可親身出席大會或其任何續會，並於會上投票。

## 要求以投票方式表決之程序

根據公司細則第66條，若下列人士要求以投票方式表決，於股東大會上提呈表決之決議案須以投票方式表決：

(i) 大會主席；或

(ii) 至少三名親自或(倘股東為一家公司)其正式授權之代表或委任代表出席並有權投票之股東；或

(iii) 一名或多名親自或(倘股東為一家公司)其正式授權之代表或委任代表出席而佔不少於全部有權在大會上投票之股東十分之一的總投票權之股東；或

(iv) 一名或多名親自或(倘股東為一家公司)其正式授權之代表或委任代表出席且擁有本公司股份並有權在大會上投票之股東，而其股份之已繳股本總和相等於不少於全部有權在大會上投票之股份十分之一的已繳股本；或

(v) 如聯交所之規則有所規定，則任何一名或以上之董事個別或共同持有委任代表投票權佔該會上總投票權百分之五(5%)或以上之股份可於會上要求以投票方式表決，同時，如以舉手方式表決時，表決結果與該等委任代表表格所指示者相反，但如以持有之總代表權而言，以投票方式表決顯然不會推翻舉手表決之結果，則有關董事毋須要求以投票方式表決。

以投票方式表決之要求須於公布以舉手方式投票之結果時或之前，或撤回任何其他以投票方式表決之要求時提出。

根據《上市規則》第2.07C條之規定，投票表決結果將以公布形式刊登。

## 責任聲明

本通函之資料乃遵照《上市規則》而刊載，旨在提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別地承擔全部責任，並於作出一切合理查詢後，確認就彼等所知及所信，本通函並無遺漏任何事實，足以令致本通函所載任何陳述產生誤導。

**推薦意見**

董事局欣然向各位股東推薦劉高原先生、陳樹堅先生及李昌安先生膺選連任董事職務。彼等之履歷載於附錄一以供股東考慮。董事局亦相信，董事酬金、授出一般授權、更新計劃授權限額及保華建業更新等建議均符合本公司及其股東整體之最佳利益，故建議股東投票贊成將於2007年股東週年大會上提呈之所有決議案。

此致

列位股東　台照
及列位保華購股權持有人　參照

代表
**保華集團有限公司**
*主席*
**周明權** *OBE, JP*
謹啟

2007年7月31日

於2007年股東週年大會上膺選連任之退任董事簡歷及其他詳情載列如下：

**執行董事**

| | 出任董事年份 | 董事局屬下委員會成員 | 酬金 (2006/2007) | 於最後實際可行日期按照《證券及期貨條例》第XV部須予披露之權益 |
|---|---|---|---|---|
| 劉高原<br>(56歲)<br>副主席兼董事總經理 | 1993 | 薪酬委員會、<br>提名委員會及<br>股份回購委員會 | 10,381,218港元<br>(附註1(a)、(d)及(e)) | 26,920,671股股份／相關權益(個人權益)<br>於相聯法團之500,000股相關股份(個人權益)<br>(附註2(a)) |

劉先生積逾34年國際企業管理及收購與合併的經驗。他在1991年加入本集團，專責集團的策略、發展以及表現。劉先生兼任保華建業集團有限公司(0577.HK)非執行副主席、中國建材股份有限公司(3323.HK)獨立非執行董事，以及本集團多家附屬公司之董事。他於過去三年內曾出任德祥企業集團有限公司(0372.HK)執行董事及Downer EDI Limited (DOW.AX)之非執行副主席。

除上述披露者外，劉先生概無在本公司或其任何附屬公司有任何職務，與本公司之任何董事、高級管理層或主要股東或控股股東並無任何關係，亦無任何須知會股東之其他事項，或根據《上市規則》第13.51(2)條之任何規定須予披露的其他資料。

**獨立非執行董事**

| | 出任董事年份 | 董事局屬下委員會成員 | 酬金 (2006/2007) | 於最後實際可行日期按照《證券及期貨條例》第XV部須予披露之權益 |
|---|---|---|---|---|
| 陳樹堅<br>(52歲)<br>獨立非執行董事 | 2004 | 審核委員會(主席)、<br>法規委員會、<br>股份回購委員會(主席)<br>及提名委員會<br>(替任郭少強先生) | 439,096港元<br>(附註1(b)、(d)及(e)) | 1,300,000股相關股份<br>(個人權益)<br>(附註2(b)) |

陳先生在核數、會計及財務管理服務方面積逾30年經驗。他畢業於香港理工大學，亦為英國特許公認會計師公會及香港會計師公會之資深會員，以及英格蘭及威爾斯特許會計師公會會員。陳先生為丁何關陳會計師行合夥人之一，他目前為永成國際控股有限公司(0850.HK)之獨立非執行董事。陳先生於過去三年內曾出任中國高速(集團)有限公司(0149.HK)之獨立非執行董事。

除上述披露者外，陳先生概無在本公司或其任何附屬公司有任何職務，與本公司之任何董事、高級管理層或主要股東或控股股東並無任何關係，亦無任何須知會股東之其他事項，或根據《上市規則》第13.51(2)條之任何規定須予披露的其他資料。

| | 出任董事年份 | 董事局屬下委員會成員 | 酬金 (2006/2007) | 於最後實際可行日期按照《證券及期貨條例》第XV部須予披露之權益 |
|---|---|---|---|---|
| 李昌安<br>(72歲)<br>獨立非執行董事 | 2007 | 無 | 68,219港元<br>(附註1(c)、(d)及(e)) | 1,300,000股相關股份<br>(個人權益)<br>(附註2(c)) |

李先生於1983年至1987年期間出任山東省委副書記，並於1985年6月起兼任山東省省長，在1987年至1993年期間出任國務院副秘書長。李先生曾當選為中共第十一屆中央候補委員及第十二屆中央委員。

李先生於1993年至2001年間擔任中國保利集團公司常務副董事長，並於1995年至2003年間曾為中國東方通信衛星有限公司董事長。李先生於過去三年內並無擔任任何上市公司之董事。

除上述披露者外，李先生概無在本公司或其任何附屬公司有任何職務，與本公司之任何董事、高級管理層或主要股東或控股股東並無任何關係，亦無任何須知會股東之其他事項，或根據《上市規則》第13.51(2)條之任何規定須予披露之其他資料。

附註：

1. (a) 於截至2007年3月31日止財政年度期間，劉先生收取300,000港元董事袍金；出任薪酬委員會、提名委員會及股份回購委員會成員之60,000港元袍金；及由保華建業給予之100,000港元董事袍金。

   作為董事總經理，劉先生亦收取另一筆由基本薪金、可變花紅及股份獎賞組合而成的薪酬待遇，合共4,519,200港元現金及5,402,018港元購股權價值。

   (b) 於截至2007年3月31日止財政年度期間，陳先生收取300,000港元董事袍金，及出任審核委員會及股份回購委員會主席兼成員、法規委員會及提名委員會（替任郭少強先生）成員之139,096港元袍金。

   (c) 於截至2007年3月31日止財政年度期間，李先生收取68,219港元董事袍金（由獲委任當日起按比例計算）。

   (d) 董事酬金乃參考當時之市場情況，並考慮到董事局之工作、工作量及有關董事參與董事局事務所須時間後釐定。董事總經理之薪酬待遇乃薪酬委員會按董事總經理之承擔、職責及貢獻以及本公司所採納之獎賞策略釐定。

   (e) 除上文1(a)至1(d)所披露者外，擬膺選連任之退任董事概無從本集團收取其他薪金。

2. (a) 有關權益包括：

(i) 劉先生個人持有之120,671股股份；

(ii) 於2004年12月28日及2006年9月8日按保華購股權計劃授予劉先生涉及26,800,000股相關股份之購股權，進一步詳情載於2007年年報中董事局報告書內「購股權計劃」一節；及

(iii) 於2007年6月8日按保華建業（其屬《證券及期貨條例》所指的相聯法團）之購股權計劃授予劉先生500,000股保華建業相關股份之購股權，據此購股權劉先生可於2007年7月1日至2009年6月30日期間以每股1.36港元行使價認購合共500,000股保華建業股份。

(b) 有關權益包括於2004年12月28日按保華購股權計劃授予陳先生涉及1,300,000股相關股份之購股權，進一步詳情載於2007年年報中董事局報告書內「購股權計劃」一節。

(c) 有關權益包括於2007年2月6日按保華購股權計劃授予李先生涉及1,300,000股相關股份之購股權，進一步詳情載於2007年年報中董事局報告書內「購股權計劃」一節。

3. 擬於2007年股東週年大會上膺選連任之董事，均無與本公司或其附屬公司訂立不可由本集團於一年內終止而毋須支付賠償（法定賠償除外）之服務合約。

此乃向股東提供有關批准本公司購回其股份之決議案之說明函件，該決議案將在2007年股東週年大會上由股東以普通決議案方式通過。

本說明函件載有根據《上市規則》第10.06條所規定之資料概要如下：

*股本*

- 截至最後實際可行日期，共有已發行股份1,492,868,407股，此等股份已經繳足股款。

- 假設最後實際可行日期起至2007年股東週年大會舉行前並無進一步發行或購回任何股份，本公司將有已發行股份1,492,868,407股，而全面行使購回證券授權將導致本公司於2007年股東週年大會通告第5(B)項普通決議案所指之有關期間內將購回股份最多達149,286,840股。

*購回之原因*

- 董事相信，股東授予董事一般權力讓董事在市場上購回股份，乃符合本公司及其全體股東之利益。購回股份(須視乎當時市況及融資安排而定)可提高本公司之資產淨值及／或其每股盈利，並將有利於本公司及其股東。

*購回之資金來源*

- 購回股份僅可從其公司組織章程大綱與公司細則以及百慕達適用法例可合法作此用途之營運資金中撥支。根據百慕達適用法例，本公司購回股份僅可從繳足股本、原可供派息或分派之本公司資金或為進行購回而發行新股份所得款項來撥付購回事項。購回該等股份時，任何超逾股份面值之溢價須在股份購回前由原可供派息或分派之本公司資金或本公司之股份溢價賬中支付。預期任何購回所需資金將由上述渠道撥支。

- 與本公司於2007年3月31日(本公司最近之經審核賬目之結算日)之財務狀況比較，董事認為，倘若購回證券授權於建議之購回期間獲全面行使，則購回股份將不會對本公司之營運資金及資產水平產生重大不利影響。倘董事認為行使購回證券授權會對他們所認為本公司不時適用之營運資金需求或資產負債水平造成重大不利影響，則不擬行使購回證券授權。

*董事、他們之聯繫人士及關連人士*

- 董事或(於作出一切合理查詢後據彼等所知)任何他們之聯繫人(定義見《上市規則》)現時概無意在股東批准購回證券授權後出售股份予本公司。

- 本公司並無接獲任何關連人士(定義見《上市規則》)通知其目前有意在股東批准購回證券授權後，向本公司出售股份，或已承諾不會向本公司出售股份。

董事之承諾

- 董事已向聯交所作出承諾，只要有關規則及法例適用，他們將按照上市規則、公司細則及百慕達適用之法例行使購回證券授權。

本公司之股份購回

- 本公司於最後實際可行日期前六個月內，概無購回任何股份(不論在聯交所或循其他途徑)。

## 一般規定

倘購回股份使股東於本公司之投票權之權益比例增加，則就《收購守則》而言，該項增加被視為一項收購事項。因此，股東或一群一致行動之股東(視乎股東權益增加水平)可取得或鞏固對本公司之控制權，便須根據《收購守則》第26條進行強制性收購。倘本公司購回至獲准最多10%已發行股本股份，則該等人士連同任何與他們一致行動之人士須根據《收購守則》第26條之規定提出強制性收購建議。

於最後實際可行日期，Hollyfield Group Limited(「Hollyfield」，其由德祥企業集團有限公司(「德祥」)最終及實益擁有)持有402,368,507股已發行股份，佔已發行股本約26.95%。在並無進一步發行或購回任何股份之基準下，倘全面行使購回證券授權及Hollyfield與德祥所持有之本公司股權並無變動，則Hollyfield或德祥之持股量將增至佔已發行股本約29.94%。如僅考慮上述增加之因素，Hollyfield或德祥則無須根據《收購守則》第26條之規定提出強制性收購建議。除上文披露者外，董事概不知悉有任何單一股東於最後實際可行日期持有已發行股本超過10%。於最後實際可行日期，董事局尚未舉行任何會議，就根據購回證券授權購回已發行股份商討本公司之意向。

## 股份價格

股份於最後實際可行日期前十二個月每月在聯交所買賣之最高及最低成交價如下：

| | 股份 | |
|---|---|---|
| | 最高 | 最低 |
| | 港元 | 港元 |
| 2006年 | | |
| 7月 | 2.875 | 2.550 |
| 8月 | 2.640 | 2.160 |
| 9月 | 2.860 | 2.180 |
| 10月 | 3.130 | 2.700 |
| 11月 | 3.040 | 2.770 |
| 12月 | 2.920 | 2.680 |
| 2007年 | | |
| 1月 | 2.930 | 2.760 |
| 2月 | 3.800 | 2.800 |
| 3月 | 3.580 | 3.190 |
| 4月 | 3.620 | 3.380 |
| 5月 | 3.500 | 3.240 |
| 6月 | 3.910 | 3.460 |
| 7月(直至最後實際可行日期) | 3.810 | 3.380 |

# 保華集團有限公司*
# PYI Corporation Limited

(於百慕達註冊成立之有限公司)
(股份代號：498)

**茲通告**保華集團有限公司(「本公司」)訂於2007年9月20日(星期四)下午2時30分，假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳舉行股東週年大會，藉以處理下列事項：

1. 省覽截至2007年3月31日止年度之經審核賬目、董事局報告書及核數師報告書。

2. 宣派截至2007年3月31日止年度之末期股息。

3. 重選退任董事並釐定董事酬金。

4. 續聘核數師並授權董事局釐定其酬金。

5. 作為特別事項，考慮及酌情通過下列決議案為本公司普通決議案：

(A) 「**動議**：

(i) 在本決議案(iii)分段之限制下，一般及無條件批准本公司董事在有關期間(如下文所定義)內根據一切適用法例及本公司之公司細則並在其規限下行使本公司所有權力，以配發、發行並處置本公司股本中之新股份，並作出或授予將會或可能須行使此等權力之售股建議、協議及購股權(包括可轉換為本公司股份之認股權證、債券及債權證)；

(ii) 本決議案(i)分段之批准授權本公司董事在有關期間內作出或授予將會或可能須於有關期間終止後行使此等權力之售股建議、協議及購股權(包括可轉換為本公司股份之認股權證、債券及債權證)；

(iii) 本公司董事依據本決議案(i)及(ii)分段獲批准配發或同意有條件或無條件配發(不論是否依據購股權或其他)及發行之本公司股本面值總額(惟根據供股(如下文所定義)或依據本公司之購股權計劃而發行本公司股份或本公司因認股權證隨附之認購權獲行使而發行股份或依據本公司不時生效之公司細則作出任何以股代息安排而發行本公司股份者除外)，不得超過本公司於本決議案日期之已發行股本面值總額百分之二十，而上述批准亦須受此數額限制；及

* 僅資識別

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司之公司細則或任何適用之百慕達法例規定須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會通過普通決議案撤銷或修訂根據本決議案所授出之授權。

「供股」乃指本公司董事於指定期間向於指定記錄日期名列股東名冊之股份持有人按其當時持股比例發售新股（惟本公司董事有權在必須或權宜之情況下就零碎股權或香港以外任何地區之法律限制或責任及任何認可管制機構或證券交易所之規定而取消若干股東在此方面之權利或另作安排）。」

(B) **「動議：**

(i) 在本決議案(ii)分段之限制下，一般及無條件批准本公司董事在有關期間（如下文所定義）內行使本公司所有權力，以根據一切適用法例及聯交所證券上市規則或任何其他證券交易之規定（以不時生效之版本為準），在香港聯合交易所有限公司（「聯交所」）或本公司證券可能上市而就此而言獲證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所上購回本公司已發行股本中之股份；

(ii) (i)段之批准應加上於向本公司董事授出之任何其他授權並應授權本公司董事代表本公司於有關期間促使本公司按董事釐定之價格購回其證券；

(iii) 本公司董事依據本決議案(i)及(ii)分段批准有關期間內購回之本公司股本面值總額，不得超過本公司於本決議案日期之已發行股本面值總額百分之十，而上述批准亦須受此數額限制；及

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司之公司細則或任何適用之百慕達法例規定須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所授出之授權。」

(C) 「動議在召開本大會通告第5(A)及5(B)項決議案獲得通過之條件下，本公司根據本公司董事依據及按照上文第5(B)項決議案之授權而購回本公司已發行股本之面值總額，可計入本公司董事依據及按照召開本大會通告第5(A)項決議案可配發、發行及處理或同意有條件或無條件配發、發行及處理之股本面值總額內。」

(D) 「動議待香港聯合交易所有限公司上市委員會批准因行使根據本公司於2002年8月27日採納之購股權計劃(「該計劃」)可能授出之購股權而須予發行之本公司股本中每股面值0.10港元之股份(佔通過本決議案日期本公司已發行股本之10%)上市及買賣後，批准更新就按該計劃所授出購股權認購之本公司普通股之計劃上限，惟因根據該計劃授出或行使購股權而可予配發及發行之普通股總數(不包括先前根據該計劃已授出、未行使、已註銷或已行使之購股權)不得超逾通過本決議案之日期本公司已發行股本之10%(「更新授權限額」)，並授權本公司董事根據該計劃授出以更新授權限制為限之購股權；行使本公司所有權力以於有關購股權獲行使時配發、發行及處理本公司之普通股股份；以及作出就此而言所需或附帶之行動及簽立就此而言所需或附帶之文件。」

(E) 「動議批准保華建業集團有限公司(「保華建業」，本公司之附屬公司)根據於2005年9月7日採納之購股權計劃所授出購股權之計劃限額，更新至最多為保華建業股東批准有關更新而通過之決議案當日保華建業已發行股本之10%。」

6. 處理本公司任何其他普通事項。

承董事局命
公司秘書
黃麗堅

香港，2007年7月31日

主要營業地點：
香港
九龍觀塘
鴻圖道51號
保華企業中心31樓

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

附註：

1. 凡有權出席本公司會議及於會上投票之股東有權委任一位代表代其出席大會及投票。股東可僅就其持有之本公司股份中的某部份委任代表。受委代表毋須為本公司之股東。

2. 茲隨附大會之代表委任表格。代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件副本，必須於代表委任表格委任之代表擬投票之大會或其任何續會指定召開時間48小時前送交本公司主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓，方為有效。

3. 本公司將於2007年10月8日至2007年10月10日(包括首尾兩日)暫停辦理股東登記手續，期間將不會登記任何本公司股份之轉讓。如欲獲派末期股息，所有股份過戶文件連同有關股票及已填妥背頁或獨立之過戶表格，最遲須於2007年10月5日下午4時正前交回本公司之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

於本通告日期，本公司董事局成員包括：

| | | |
|---|---|---|
| 周明權博士 *OBE JP* | : | 主席(獨立非執行董事) |
| 劉高原先生 | : | 副主席兼董事總經理 |
| 陳國強博士 | : | 非執行董事 |
| 郭少強先生 | : | 獨立非執行董事 |
| 陳樹堅先生 | : | 獨立非執行董事 |
| 梁寶榮先生 *GBS JP* | : | 獨立非執行董事 |
| 李昌安先生 | : | 獨立非執行董事 |

# PYI Corporation Limited

*(Incorporated in Bermuda with limited liability)*
(Stock code: 498)

## DATE OF BOARD MEETING

The board of directors (the "Board") of PYI Corporation Limited ("PYI") announces that a meeting of the Board will be held on Friday, 20 July 2007 at 3:30 p.m. at 33/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, whereat the Board will, among other matters, approve the release of the final results of PYI and its subsidiaries for the year ended 31 March 2007 and consider the payment of a final dividend.

As at the date of this announcement, the composition of the Board is as follows:

| | | |
|---|---|---|
| Dr. Chow Ming Kuen, Joseph *OBE, JP* | : | *Chairman (Independent Non-Executive Director)* |
| Mr. Lau Ko Yuen, Tom | : | *Deputy Chairman and Managing Director* |
| Dr. Chan Kwok Keung, Charles | : | *Non- Executive Director* |
| Mr. Kwok Shiu Keung, Ernest | : | *Independent Non-Executive Director* |
| Mr. Chan Shu Kin | : | *Independent Non-Executive Director* |
| Mr. Leung Po Wing, Bowen Joseph *GBS, JP* | : | *Independent Non-Executive Director* |
| Mr. Li Chang An | : | *Independent Non-Executive Director* |

By Order of the Board
**PYI Corporation Limited**
**Wong Lai Kin, Elsa**
*Company Secretary*

Hong Kong, 10 July 2007.

保 華 集 團 有 限 公 司*

PYI Corporation Limited

（於百慕達註冊成立之有限公司）

（股份代號：498）

# 董事局會議召開日期

保華集團有限公司（「保華」）董事局（「董事局」）宣布，保華將於2007年7月20日（星期五）下午3時30分假座香港九龍觀塘鴻圖道51號保華企業中心33樓舉行董事局會議，董事局將於會上通過議案，其中包括批准刊發保華及其附屬公司截至2007年3月31日止年度的末期業績，以及考慮派發末期股息。

於本公布日期，董事局成員包括：

| | | |
|---|---|---|
| 周明權博士 *OBE, JP* | ： | 主席（獨立非執行董事） |
| 劉高原先生 | ： | 副主席兼董事總經理 |
| 陳國強博士 | ： | 非執行董事 |
| 郭少強先生 | ： | 獨立非執行董事 |
| 陳樹堅先生 | ： | 獨立非執行董事 |
| 梁寶榮先生 *GBS, JP* | ： | 獨立非執行董事 |
| 李昌安先生 | ： | 獨立非執行董事 |

承董事局命

保華集團有限公司

公司秘書

黃麗堅

香港，2007年7月10日

* 僅資識別

# PYI Corporation Limited

*(Incorporated in Bermuda with limited liability)*
(Stock Code: 498)

## ANNOUNCEMENT OF FINAL RESULTS FOR THE YEAR ENDED 31 MARCH 2007

*(Financial figures in this announcement are expressed in Hong Kong Dollar unless the context requires otherwise)*

## HIGHLIGHTS

| | 2007 | Change |
|---|---|---|
| • Turnover | $4,782 million | +35% |
| • Profit attributable to shareholders | $346 million | +24% |
| • Basic EPS | $23.6 cents | +16% |
| • Final DPS | 1.5 cents | 0% |
| • Special DPS | 22.2 cents | -68% |
| • Interim DPS | 1.5 cents | 0% |
| • NAV/S | $1.86 | 0% |
| • Total shareholder return | 38% | +3% |

**RESULTS**

The board of directors (the "Board") of PYI Corporation Limited ("PYI" or the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March 2007, together with the comparative figures for the previous year, as follows:

| | *Notes* | **For the year ended 31 March 2007 $'000** | 2006 $'000 (restated) |
|---|---|---|---|
| Turnover | 4 | **4,781,678** | 3,540,484 |
| Cost of sales | | **(4,502,108)** | (3,185,938) |
| Gross profit | | **279,570** | 354,546 |
| Other income | 5 | **165,368** | 226,532 |
| Administrative expenses | | **(238,936)** | (188,890) |
| Distribution costs | | **(18,471)** | – |
| Other expenses | | **(69,068)** | (78,862) |
| Finance costs | | **(23,597)** | (16,710) |
| Gain on disposal of interest in an associate | | **5,067** | – |
| Discount on acquisition of business | | **3,755** | – |
| Gain on disposal of subsidiaries | | **–** | 60,756 |
| Reversal of impairment loss on interest in an associate | | **–** | 26,914 |
| Share of results of associates | | **223,549** | (17,184) |
| Share of results of jointly controlled entities | | **(642)** | 26 |
| Profit before taxation | 6 | **326,595** | 367,128 |
| Taxation credit (charge) | 7 | **50,552** | (52,804) |
| Profit for the year | | **377,147** | 314,324 |
| Attributable to: | | | |
| Equity holders of the Company as originally stated | | **345,665** | 310,487 |
| Prior year adjustment | 3 | **–** | (31,626) |
| Equity holders of the Company as restated | | **345,665** | 278,861 |
| Minority interests | | **31,482** | 35,463 |
| | | **377,147** | 314,324 |
| Distribution | 8 | **369,668** | 998,070 |
| Earnings per share | 9 | ***HK cents*** | *HK cents* |
| Basic | | **23.6** | 20.4 |
| Diluted | | **23.3** | 20.3 |

The Condensed Consolidated Balance Sheet as at 31 March 2007 is as follows:

| | *Notes* | **2007** *$'000* | 2006 *$'000* (restated) |
|---|---|---|---|
| **NON-CURRENT ASSETS** | | | |
| Property, plant and equipment | | **528,203** | 35,800 |
| Project under development | | **2,411,680** | 1,958,869 |
| Properties under development | | **44,458** | – |
| Prepaid lease payments | | **67,968** | 23,136 |
| Goodwill | | **61,646** | 61,646 |
| Other intangible assets | | **55,775** | 8,035 |
| Interests in associates and jointly controlled entities | | **712,162** | 414,027 |
| Deposit for acquisition of an associate | | **–** | 160,211 |
| Loans receivable – due after one year | | **30,956** | – |
| Amount due from an associate – due after one year | | **–** | 117,000 |
| Other non-current assets | | **7,909** | 11,876 |
| | | **3,920,757** | 2,790,600 |
| **CURRENT ASSETS** | | | |
| Properties under development | | **82,732** | – |
| Properties held for sale | | **–** | 78,245 |
| Inventories | | **23,425** | – |
| Loans receivable – due within one year | | **181,508** | 105,886 |
| Amounts due from related companies – due within one year | | **150,099** | 251,852 |
| Amounts due from associates – due within one year | | **187,314** | 227,776 |
| Amounts due from customers for contract works | | **223,637** | 163,379 |
| Debtors, deposits and prepayments | 10 | **1,910,690** | 1,415,407 |
| Investments held for trading | | **155,783** | 161,693 |
| Pledged bank deposits | | **42,601** | 118,622 |
| Short term bank deposits, bank balances and cash | | **736,766** | 666,038 |
| Other current assets | | **6,135** | 2,180 |
| | | **3,700,690** | 3,191,078 |
| **CURRENT LIABILITIES** | | | |
| Amounts due to customers for contract works | | **1,038,548** | 429,615 |
| Creditors and accrued expenses | 11 | **1,157,990** | 899,829 |
| Loan from minority shareholders | | **–** | 123,439 |
| Taxation payable | | **61,286** | 45,759 |
| Bank and other borrowings – due within one year | | **597,386** | 400,158 |
| Other current liabilities | | **21,500** | 8,316 |
| | | **2,876,710** | 1,907,116 |
| **NET CURRENT ASSETS** | | **823,980** | 1,283,962 |
| **TOTAL ASSETS LESS CURRENT LIABILITIES** | | **4,744,737** | 4,074,562 |

| | 2007 | 2006 |
|---|---|---|
| | *$'000* | *$'000* |
| | | (restated) |
| **NON-CURRENT LIABILITIES** | | |
| Bank and other borrowings – due after one year | **426,751** | 164,625 |
| Deferred consideration payable | **121,213** | – |
| Deferred tax liabilities | **947,924** | 900,000 |
| | **1,495,888** | 1,064,625 |
| | **3,248,849** | 3,009,937 |
| **CAPITAL AND RESERVES** | | |
| Share capital | **149,171** | 137,880 |
| Reserves | **2,622,681** | 2,432,752 |
| Equity attributable to equity holders of PYI | **2,771,852** | 2,570,632 |
| Share-based payment reserve of a subsidiary | **981** | 137 |
| Minority interests | **476,016** | 439,168 |
| **TOTAL EQUITY** | **3,248,849** | 3,009,937 |

The Condensed Consolidated Cash Flow Statement is as follows:

| | 2007 | 2006 |
|---|---|---|
| | *$'000* | *$'000* |
| Net cash from operating activities | **375,482** | 144,821 |
| Net cash (used in) from investing activities | **(677,014)** | 523,128 |
| Net cash from (used in) financing activities | **343,962** | (1,250,933) |
| Increase/(decrease) in cash and cash equivalents | **42,430** | (582,984) |
| Effect on foreign exchange rate changes | **7,866** | 1,450 |
| Cash and cash equivalents brought forward | **666,038** | 1,247,572 |
| Cash and cash equivalents carried forward | **716,334** | 666,038 |
| Analysis of the balances of cash and cash equivalents: | | |
| Short term bank deposits, bank balances and cash | **736,766** | 666,038 |
| Bank overdrafts | **(20,432)** | – |
| | **716,334** | 666,038 |

*Notes:*

1. **BASIS OF PREPARATION**

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standards ("HKASs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. **SIGNIFICANT ACCOUNTING POLICIES**

The condensed consolidated financial statements have been prepared on historical cost basis, except for certain financial instruments which are measured at fair values.

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), amendments and interpretations (the "new HKFRSs") issued by the HKICPA that are effective for the Group's financial year from 1 April 2006 to 31 March 2007. The adoption of the new HKFRSs has no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been recognised.

The Group has not early applied the following new and revised standards, amendment or interpretations that have been issued but are not yet effective. The directors of PYI anticipate that the application of these standards, amendment or interpretations will have no material impact on the results and financial position of the Group.

| | |
|---|---|
| HKAS 1 (Amendment) | Capital Disclosures[1] |
| HKAS 23 (Revised) | Borrowing Costs[2] |
| HKFRS 7 | Financial Instruments: Disclosures[1] |
| HKFRS 8 | Operating Segments[2] |
| HK(IFRIC)-Int 8 | Scope of HKFRS 2[3] |
| HK(IFRIC)-Int 9 | Reassessment of Embedded Derivatives[4] |
| HK(IFRIC)-Int 10 | Interim Financial Reporting and Impairment[5] |
| HK(IFRIC)-Int 11 | HKFRS 2 – Group and Treasury Share Transactions[6] |
| HK(IFRIC)-Int 12 | Service Concession Arrangements[7] |

[1] Effective for annual periods beginning on or after 1 January 2007
[2] Effective for annual periods beginning on or after 1 January 2009
[3] Effective for annual periods beginning on or after 1 May 2006
[4] Effective for annual periods beginning on or after 1 June 2006
[5] Effective for annual periods beginning on or after 1 November 2006
[6] Effective for annual periods beginning on or after 1 March 2007
[7] Effective for annual periods beginning on or after 1 January 2008

## 3. CHANGE IN ACCOUNTING POLICY

Prior to 1 April 2006, purchase of additional interest in a subsidiary was recognised by calculating the goodwill or discount as the difference between the consideration paid for the additional interest acquired and the carrying amount of the net assets of the subsidiary attributable to the acquired interest. In the current year, management reassessed the Group's accounting policy on purchase of additional interest in a subsidiary. PYI has changed its accounting policy for recognising such acquisition. Under the new accounting policy, the Group revalues, at the date of acquisition, all of the identifiable assets and liabilities of the subsidiary to fair value and recognises the fair value change attributable to the acquired interest by charging such amount to the capital reserve. Goodwill or discount arising on the purchase of the additional interest is calculated as the difference between the additional cost of the interest acquired and the increase in the Group's relevant interest, based on the fair value of all identifiable assets and liabilities of the subsidiary. The directors consider that this policy (fair value for all transactions under business combinations and acquisitions of additional interests in subsidiaries) presents more meaningful information based on the nature of the underlying operations of the subsidiary.

This change in accounting policy had no impact on the profit for the current year.

Prior year adjustments were made to account for the change in accounting policy for the year ended 31 March 2006 in respect of the acquisition of an additional 15% interest in subsidiaries investing in Yangkou Port. The financial effects of the change in accounting policy are summarised as follows:

### (a) Effects on the result for the prior year:

| | 2006<br>*$'000* |
|---|---|
| Profit attributable to equity holders of the Company, originally stated | 310,487 |
| Decrease in recognition of discount on acquisition of additional interest in subsidiaries | (8,461) |
| Decrease in fair value of derivative financial instruments | (23,165) |
| Decrease in profit for the year | (31,626) |
| Profit attributable to equity holders of the Company, as restated | 278,861 |

(b) **Effects on the consolidated balance sheet as at 1 April 2005:**

| | As at 1.4.2005 (originally stated) *$'000* | Effect of change in accounting policy *$'000* | As at 1.4.2005 (restated) *$'000* |
|---|---|---|---|
| Effects on asset: | | | |
| Derivative financial instruments | 20,792 | 232,917 | 253,709 |
| Effects on equity: | | | |
| Retained profits | 301,116 | 232,917 | 534,033 |

## 4. SEGMENTAL INFORMATION

**Business segments:**

For management purposes, the Group's operations are currently organised into seven operating divisions, namely management contracting, project management, facilities management, port and infrastructure development and logistics, LPG distribution, treasury investment and property investment. These divisions form the basis on which the Group reports its primary segment information.

In the previous year, the Group's operations were organised into seven segments, namely building construction, civil engineering, project management, facilities management, port and infrastructure development, treasury investment and property investment. During the year, management has reorganised the operating segments by grouping the building construction and civil engineering segments into the management contracting segment. Comparative segment information has been restated accordingly.

Business segment information for the year ended 31 March 2007 is presented below:

| | Management contracting $'000 | Project management $'000 | Facilities management $'000 | Port and infrastructure development and logistics $'000 | LPG distribution $'000 | Treasury investment $'000 | Property investment $'000 | Eliminations $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|---|---|---|
| **TURNOVER** | | | | | | | | | |
| External sales | 4,325,799 | 9,375 | 17,204 | - | 110,414 | 218,251 | 100,635 | - | 4,781,678 |
| Inter-segment sales | 1,596 | 12,215 | 7,423 | 1,264 | - | - | - | (22,498) | - |
| Total | 4,327,395 | 21,590 | 24,627 | 1,264 | 110,414 | 218,251 | 100,635 | (22,498) | 4,781,678 |
| **RESULTS** | | | | | | | | | |
| Segment results | 58,733 | 2,797 | (3,008) | (14,472) | 3,304 | 173,680 | 13,863 | - | 234,897 |
| Unallocated expenses | | | | | | | | | (158,878) |
| Interest income | | | | | | | | | 42,444 |
| Finance costs | | | | | | | | | (23,597) |
| Discount on acquisition of business | - | - | - | - | 3,755 | - | - | - | 3,755 |
| Gain on disposal of interest in an associate | - | - | - | - | - | 5,067 | - | - | 5,067 |
| Share of results of associates | 1,299 | 681 | - | 149,717 | - | - | 71,852 | - | 223,549 |
| Share of results of jointly controlled entities | (642) | - | - | - | - | - | - | - | (642) |
| Profit before taxation | | | | | | | | | 326,595 |
| Taxation credit | | | | | | | | | 50,552 |
| Profit for the year | | | | | | | | | 377,147 |

Business segment information for the year ended 31 March 2006 is presented below:

| | Management contracting $'000 | Project management $'000 | Facilities management $'000 | Port and infrastructure development $'000 | Treasury investment $'000 | Property investment $'000 | Eliminations $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|---|---|
| **TURNOVER** | | | | | | | | |
| External sales | 3,075,871 | 26,776 | 5,516 | - | 386,831 | 45,490 | - | 3,540,484 |
| Inter-segment sales | 283 | - | 1,471 | - | 3,481 | 15,515 | (20,750) | - |
| Total | 3,076,154 | 26,776 | 6,987 | - | 390,312 | 61,005 | (20,750) | 3,540,484 |
| **RESULTS** | | | | | | | | |
| Segment results | 120,209 | 16,049 | 1,593 | - | 79,922 | 12,161 | - | 229,934 |
| Unallocated expenses | | | | | | | | (128,288) |
| Interest income | | | | | | | | 26,096 |
| Unallocated other income | | | | | | | | 82,289 |
| Finance costs | | | | | | | | (16,710) |
| Increase in fair value of derivative financial instruments | - | - | - | 17,895 | - | - | - | 17,895 |
| Increase in fair value of investment properties | - | - | - | - | - | 85,400 | - | 85,400 |
| (Loss)/gain on disposal of subsidiaries | (4,456) | - | - | - | - | 58,462 | - | 54,006 |
| Gain on disposal of subsidiaries not attributable to segment | - | - | - | - | - | - | - | 6,750 |
| Reversal of impairment loss on interest in an associate | - | - | - | - | 26,914 | - | - | 26,914 |
| Share of results of associates | 1,043 | 1,106 | - | - | (27,949) | 629 | - | (25,171) |
| Share of results of associates not attributable to segment | | | | | | | | 7,987 |
| Share of results of jointly controlled entities | 26 | - | - | - | - | - | - | 26 |
| Profit before taxation | | | | | | | | 367,128 |
| Taxation | | | | | | | | (52,804) |
| Profit for the year | | | | | | | | 314,324 |

Inter-segment sales are charged at market price or, where no market price is available, at terms determined and agreed by both parties.

**Geographical segments:**

Analysis of the Group's turnover by geographical markets is as follows:

| | **2007** | 2006 |
|---|---|---|
| | ***$'000*** | *$'000* |
| Hong Kong | **3,086,507** | 3,113,854 |
| Macau | **1,561,006** | 389,050 |
| The People's Republic of China other than Hong Kong and Macau (the "PRC") | **134,165** | 37,580 |
| | **4,781,678** | 3,540,484 |

## 5. OTHER INCOME

| | **2007** | 2006 |
|---|---|---|
| | ***$'000*** | *$'000* |
| | | (restated) |
| Interest income | **42,070** | 25,921 |
| Imputed interest income on deferred consideration receivable | **374** | 175 |
| Recovery of interest and legal expenses in connection with a court action against the vendor of a former associate | **–** | 82,289 |
| Reversal of impairment loss on receivables | **30,324** | 14,173 |
| Increase in fair value of listed investments held for trading | **83,444** | 636 |
| Increase in fair value of derivative financial instruments | **–** | 17,895 |
| Increase in fair value of investment properties | **–** | 85,400 |
| Net exchange gain | **5,712** | – |
| Others | **3,444** | 43 |
| | **165,368** | 226,532 |

## 6. PROFIT BEFORE TAXATION

Profit before taxation has been arrived at after charging:

| | **2007** | 2006 |
|---|---|---|
| | ***$'000*** | *$'000* |
| Depreciation of property, plant and equipment: | | |
| Amount provided for the year | **24,255** | 34,591 |
| *Less:* Amount capitalised in respect of contracts in progress | **(1,490)** | (4,106) |
| Amount capitalised in respect of project under development | **(973)** | (1,305) |
| Amount capitalised in respect of properties under development | **(13)** | - |
| | **21,779** | 29,180 |
| Amortisation of intangible assets (included in distribution costs) | **490** | - |
| Cost of inventories recognised as an expense | **174,652** | 5,149 |
| Release of prepaid lease payments | **1,031** | 2,677 |
| Share of taxation of associates (included in share of results of associates) | **16,206** | 193 |
| and after crediting: | | |
| Gain on disposal of investments held for trading | **6,028** | 13,818 |

## 7. TAXATION (CREDIT) CHARGE

| | **2007** | 2006 |
|---|---|---|
| | ***$'000*** | *$'000* |
| The (credit) charge comprises: | | |
| Hong Kong Profits Tax: | | |
| Current year | **4,325** | 4,101 |
| (Over)underprovision in prior years | **(268)** | 1,877 |
| | **4,057** | 5,978 |
| Overseas taxation: | | |
| Current year | **9,109** | 3,332 |
| (Over)underprovision in prior years | **(565)** | 40,000 |
| | **8,544** | 43,332 |
| Deferred taxation | **(63,153)** | 3,494 |
| Taxation attributable to PYI and its subsidiaries | **(50,552)** | 52,804 |

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profits for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

## 8. DISTRIBUTION

| | 2007 $'000 | 2006 $'000 |
|---|---|---|
| Dividends recognised as distributions to equity holders of PYI during the year: | | |
| Interim dividend paid for 2007 – 1.5 cents (2006: 1.5 cents) per share | **22,069** | 20,513 |
| Special cash dividend paid for 2006 – 70 cents per share | **-** | 957,177 |
| Special dividend by way of distribution of the value derived from the Group's divestment of China Strategic Holdings Limited – 22.2 cents (2006: Nil) per share | **325,660** | - |
| Final dividend paid for 2006 – 1.5 cents (2005: 1.5 cents) per share | **21,939** | 20,380 |
| | **369,668** | 998,070 |
| Dividends proposed in respect of current year: | | |
| Final dividend proposed for 2007 – 1.5 cents (2006: 1.5 cents) per share | **22,393** | 21,969 |

The amount of the final dividend proposed for the year ended 31 March 2007, which will be in the form of scrip with a cash option, has been calculated by reference to the 1,492,848,407 issued shares as at the date of this announcement.

On 4 May 2006, the directors of PYI resolved to declare a special dividend by way of distribution ("PYI Distribution Scheme") of the value derived from the Group's divestment of China Strategic Holdings Limited ("China Strategic", an associate of the Group as at 31 March 2006) to PYI's shareholders whose names appeared on the register of members of PYI on 26 May 2006 upon the completion of the group restructuring of China Strategic ("Group Restructuring").

On 19 May 2006, China Strategic completed the Group Restructuring which involved (i) the transfer of all its subsidiaries carrying on property development and investment holding business and investing in vessels for sand mining and all associates carrying on manufacturing and marketing of tires and providing package tour, travel and other related services to Group Dragon Investments Limited ("GDI"); and (ii) the distribution in specie of shares in GDI ("GDI Shares") to its shareholders, including the Group, on the basis of one GDI Share for every consolidated China Strategic share held.

Upon completion of the Group Restructuring, the Group was entitled to receive 129,409,897 GDI Shares and Hanny Holdings Limited ("Hanny", a then substantial shareholder of China Strategic and a related company of the Group) made a voluntary offer ("GDI Offer") to the shareholders of GDI to acquire all the GDI Shares on the basis of either (a) 1 share in Hanny ("Hanny Share") plus $1.8 in cash for every 5 GDI Shares; or (b) a 2% 5-year convertible bond issued by Hanny with face value of $15 each ("Hanny Bonds") for every 5 GDI Shares.

Under the PYI Distribution Scheme, for every 500 shares held, PYI's shareholders were entitled to receive the value derived from 40 GDI Shares in the form of either (a) 8 Hanny Shares plus $14.4 in cash; or (b) 8 Hanny Bonds.

Based on the election of PYI's shareholders on 16 June 2006, PYI announced that holders of 311,232,201 shares and 1,153,100,543 shares in PYI elected for Hanny Shares plus cash and for Hanny Bonds, respectively. Consequently, PYI accepted the GDI Offer in respect of the entire 129,409,897 GDI Shares held by it and distributed to its shareholders, by way of special dividend, the value derived from 117,143,920 GDI Shares. These GDI Shares entitled the PYI shareholders to receive in total the following:

(a) an aggregate of 4,979,616 Hanny Shares plus $8,963,000 in cash; and

(b) Hanny Bonds in an aggregate face value of $276,737,000.

The directors consider that the fair value of a GDI Share, when liquidated in the form of Hanny Bond, is $2.78 by reference to the valuation report dated 19 May 2006 prepared by RHL Appraisal Ltd., an independent valuer not connected with the Group. As such, the special dividend is equivalent to about 22.2 cents per share of PYI.

Details of the above transactions were set out in PYI's circular and announcement dated 29 May 2006 and 16 June 2006, respectively.

## 9. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the year is based on the following data:

| | **2007** | 2006 |
|---|---|---|
| | ***$'000*** | *$'000* |
| | | (restated) |
| Earnings attributable to equity holders of PYI for the purposes of basic and diluted earnings per share | **345,665** | 278,861 |

| | **2007** | 2006 |
|---|---|---|
| Number of shares: | | |
| Weighted average number of ordinary shares for the purpose of basic earnings per share | **1,462,372,940** | 1,367,759,328 |
| Effect of dilutive potential ordinary shares: | | |
| Share options | **19,042,143** | 2,861,857 |
| Weighted average number of ordinary shares for the purpose of diluted earnings per share | **1,481,415,083** | 1,370,621,185 |

The following table summarised the impact on basic and diluted earnings per share for the year ended 31 March 2006 as a result of change in accounting policy:

| | **Basic** | **Diluted** |
|---|---|---|
| | ***$*** | ***$*** |
| Reported figures before adjustments | 0.227 | 0.227 |
| Adjustments arising from the change in accounting policy | (0.023) | (0.024) |
| Restated | 0.204 | 0.203 |

## 10. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for its management contracting segment are negotiated at terms determined and agreed with its customers. Credit term for property leasing business is payable monthly in advance and the credit terms granted by the Group to other debtors normally range from 30 to 90 days.

Included in debtors, deposits and prepayments are debtors of about $1,003,440,000 (2006: $572,798,000) and their aged analysis is as follows:

| | 2007 | 2006 |
|---|---|---|
| | *$'000* | *$'000* |
| Within 90 days | **935,095** | 504,584 |
| More than 90 days and within 180 days | **19,346** | 13,704 |
| More than 180 days | **48,999** | 54,510 |
| | **1,003,440** | 572,798 |

## 11. CREDITORS AND ACCRUED EXPENSES

Included in creditors and accrued expenses are trade creditors of about $351,026,000 (2006: $347,160,000) and their aged analysis is as follows:

| | 2007 | 2006 |
|---|---|---|
| | *$'000* | *$'000* |
| Within 90 days | **329,211** | 312,038 |
| More than 90 days and within 180 days | **8,230** | 22,037 |
| More than 180 days | **13,585** | 13,085 |
| | **351,026** | 347,160 |

## FINAL DIVIDEND

The Board has resolved to recommend the payment of a final dividend of 1.5 cents per share for the year ended 31 March 2007 (2006: 1.5 cents per share) to shareholders whose names appear on PYI's register of members as at the close of business on 10 October 2007. The final dividend is subject to the approval of PYI shareholders in the 2007 Annual General Meeting to be held on 20 September 2007, and is expected to be paid to shareholders by post on or around 8 November 2007.

The final dividend will be paid in the form of scrip, with PYI shareholders being given an option to elect cash in respect of part or all of such dividend. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the closing prices of PYI shares for the three consecutive trading days ending 10 October 2007 less a discount of five per cent. of such average price or the par value of shares, whichever is the higher. The proposed scrip dividend is conditional upon The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of, and permission to deal in, the new shares to be issued.

A circular giving full details of the scrip dividend proposal and a form of election will be sent to shareholders in due course.

## CLOSURE OF THE REGISTER OF MEMBERS

The register of members of PYI will be closed during the period from 8 October 2007 to 10 October 2007, both dates inclusive, during which period no transfer of share(s) of PYI will be effected. In order to qualify for the final dividend, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) with overleaf or separately, must be lodged with PYI's share registrars in Hong Kong, Secretaries Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on 5 October 2007.

## MANAGEMENT DISCUSSION AND ANALYSIS

### REVIEW OF FINANCIAL PERFORMANCE AND POSITIONS

For the year ended 31 March 2007, the Group recorded a consolidated turnover of about $4,782 million (2006: 3,540 million), representing an increase of about 35% when compared with that of last corresponding year. The increase was mainly attributable to the increase in the Group's business in management contracting.

Profit before taxation of some $327 million was achieved as compared with some $367 million for last year. The Group's profit before taxation was composed of:

(i) net gain of about $59 million in management contracting, project management and facilities management businesses (2006: $138 million);

(ii) net gain of about $3 million in LPG distribution (2006: Nil);

(iii) net gain of about $174 million in treasury investment (2006: $80 million);

(iv) net gain of about $14 million in property investment (2006: $12 million);

(v) interest income and other income of about $42 million (2006: $108 million);

(vi) discount on acquisition of LPG business of about $4 million (2006: Nil);

(vii) gain on disposal of interest in an associate of about $5 million (2006: Nil);

(viii) net gain of about $223 million (2006: $10 million) from associates and jointly controlled entities;

(ix) development costs of about $14 million in port and infrastructure development and logistics business (2006: Nil);

(x) net corporate and other expenses of about $159 million (2006: $128 million), of which $23 million (2006: $3 million) was attributed to share-based payment expense for share options granted to directors and employees. Higher corporate costs were employed to support the business expansion and the growing turnover during the year; and

(xi) finance costs of about $24 million (2006: $17 million).

The amount of profit before taxation in last year included increase in fair value of derivative financial instruments of about $18 million, increase in fair value of investment properties of about $85 million and gain on disposal of subsidiaries of about $61 million. None of these items occurred in the current year.

Net profit for the year attributable to the shareholders of PYI was about $346 million (2006: $279 million) and basic earnings per share was 23.6 cents (2006: 20.4 cents). Such improvement was mainly due to deferred tax credit of $63 million arising from a reduction of the PRC enterprise income tax rate from 33% to 25% as promulgated in March 2007.

When compared with the Group's financial position as at last year end, total assets increased by 27% to about $7,621 million (2006: $5,982 million) and net current assets decreased by 36% to about $824 million (2006: $1,284 million). These changes were mainly attributed to the Group's further capital injection into developing projects relating to its port and infrastructure development and logistics business, as well as its fund contribution to the acquisition of LPG distribution business which started to operate during the current year. Consequently, current assets decreased from 1.7 times to 1.3 times of current liabilities. After accounting for the net profit of about $346 million net of dividends paid/declared of about $370 million, equity attributable to shareholders of PYI increased by 8% to about $2,772 million (2006: $2,571 million), representing $1.86 per share as at 31 March 2007 (2006: $1.86 per share).

Net cash inflow from operating activities was about $375 million, and net cash outflow in respect of investing and financing activities was about $333 million, resulting in a net increase in available cash and cash equivalents of about $42 million for the year.

Total shareholder return for the year ended 31 March 2007, representing the increase in share price of PYI during the year plus dividends paid during the year, is about 38% (2006: 37%).

## REVIEW OF OPERATIONS

### Port & Infrastructure Development & Logistics

The Group has developed a clear strategy to become a regional port player in China, focusing on bulk cargo, infrastructure and logistics in the Yangtze River region. Concentrating on this area of rapid growth, the Group expects its investments in ports and related facilities to drive future business development.

Rapid economic growth in China, combined with booming international trade, has resulted in increasing demand for raw materials, fertilizers, construction materials, foodstuffs and fuel. This demand is in turn creating strong growth in the country's ports and logistics sector, especially in the Yangtze River region.

Development of Yangkou Port, the Group's flagship deep sea port project located at the mouth of the Yangtze River, continues to progress well. In April 2006, PYI raised its stake in Yangkou Port project to 75%, underscoring its commitment in developing the port into a trans-shipment hub in the Yangtze River region. In May 2006, the Group entered into collaboration with PetroChina for conducting preliminary engineering works for the development of a liquefied natural gas (LNG) receiving facility at the man-made island. In December 2006, PetroChina further entrusted the Group to manage, build and transfer a portion of the island planned for its proposed LNG receiving facility. These milestone developments virtually testified the project's technical viability.

Nantong Port Group, in which the Group owns a 45% stake following completion of the acquisition, has recorded significant growth. Expansion of the Langshan Terminal effectively increases throughput capacity by an impressive 54% to nearly 50 million tonnes.

In September 2006, the Group completed acquisition of the assets and business of Minsheng Gas, a mature liquefied petroleum gas (LPG) operator located in Wuhan with proven logistics and operational capabilities. With LPG storage facilities, LPG terminal and jetty, the acquisition provided the Group with an initial foothold in the fast growing oil and gas logistics sectors in Central China and facilitated its development of an integrated transshipment network along the Yangtze River. Further details of this acquisition are described in the paragraph headed "Acquisition of assets and business of Minsheng Gas" under the section headed "MATERIAL ACQUISITION AND DISPOSAL".

The acquisitions of Nantong Port and Minsheng Gas have equipped the Group with professional expertise and on-the-ground operational experience in both dry and liquid bulk cargo operations, which in turn complement its spearheading development in Yangkou Port. The strategic locations of these investments as well as the synergy generated from their operations will form key ingredients for the Group to realize its vision to become a regional port player.

Armed with a continued organic growth strategy supplemented by future strategic acquisitions, the Group is well positioned to benefit from the booming demand for distribution, transportation and logistics services in the Yangtze River region.

**Engineering business – Paul Y Engineering**

With over 60 years of experience and top quality people, Paul Y Engineering leads the local industry in terms of professionalism and a thorough understanding of its chosen markets. Paul Y Engineering provides integrated solutions to its clients via its three core business, management contracting, project management and facilities management. By participating to develop cities throughout China, it is fully equipped for the provision of property related services to investors from inception, implementation and delivery of property development.

Paul Y Engineering and its subsidiaries (the "Paul Y Engineering Group") achieved gross profit of $167 million during the year (2006: $230 million). Net profit attributable to shareholders rose by 12% to $113 million (2006: $101 million).

The management contracting division remains the major contributor of operating profit to the Paul Y Engineering Group. During the year, new construction contracts worth over $5 billion were secured. As at 31 March 2007, the value of contracts on hand was $12,078 million and the value of work remaining was $6,872 million. Since 1 April 2007, Paul Y Engineering has secured additional contracts worth approximately $500 million.

**LPG Distribution**

The LPG distribution business, acquired by the Group in September 2006, contributed about $3 million (2006: Nil) to operating profit for the year ended 31 March 2007.

Having occupied a market share of about 40% in Wuhan's LPG market, this newly acquired LPG distribution business provided the Group with not only a new operating skill base but also access to the oil and gas distribution sector in Central China. With a large business stream in converting motor vehicles to LPG users, Minsheng Gas is effectively creating its own market and driving demand, while simultaneously supporting national environmental protection policies that encourage the use of LPG as energy.

**Property Development & Investment**

Property investment contributed about $14 million (2006: $12 million) to operating profit for the year ended 31 March 2007.

After completion of the disposal of Paul Y. Centre in January 2006, the Group sold another property, M. Bux Tower, an industrial building located in Kwai Chung, Hong Kong at a cash consideration of $98 million in December 2006. The sale price represented a premium of about $20 million over this property's book value. The disposal of M. Bux Tower marked the completion of the Group's divestment programme, allowing it to focus its future business on developing its regional port strategy in the Yangtze River Delta.

**Treasury Investment**

The Treasury investment business contributed about $174 million (2006: $80 million) towards operating profit during the year ended 31 March 2007.

Total value of the Group's investment securities portfolio amounted to about $156 million as at 31 March 2007 (2006: $162 million), equivalent to about 2% of the Group's total assets (2006: 3%). Portfolio of high-yield loans receivable amounted to about $469 million (2006: $616 million) as at 31 March 2007, equivalent to about 6% (2006: 10%) of the total assets of the Group.

## MATERIAL ACQUISITION AND DISPOSAL

### Acquisition of 45% equity interest in Nantong Port Group

During the current year, the Group completed its RMB435 million capital contribution in Nantong Port Group for a 45% equity interest. Nantong Port Group is a core port enterprise owning four major terminals at Nantong Port. Being a major port located at the mouth of the Yangtze River, Nantong Port is a category one national port open to foreign trade and a hub port of the China and the second largest bulk cargo distribution centre down-stream of the Yangtze River.

### Acquisition of a further 7.4% indirect interest in Yangkou Port project

During the current year, the Group further increased its indirect interest in the Yangkou Port project from 67.6% to 75% by acquiring the remaining 9.9% interest of Global Achiever Limited, an intermediate holding company of the Yangkou Port project subsidiaries, as held by a minority shareholder at a consideration wholly satisfied by the issue of 68.5 million new shares of PYI at a fair price of about $2.913 each.

### Acquisition of assets and business of Minsheng Gas

On 12 May 2006, the Group entered into an asset acquisition agreement to acquire assets of a liquid bulk logistics and LPG distribution business in Wuhan at a consideration of RMB470 million, payable as to RMB350 million in cash and RMB120 million by way of the issue of certain 3-year, zero coupon, HK$ denominated convertible notes of PYI at a conversion price of $4.25 per share (the "Convertible Notes"). The acquisition was completed in September 2006.

### Divestment in China Strategic

During the current year, the Group completed disposal of its 15.32% interest in China Strategic Holdings Limited at a cash consideration of $26 million. The remaining 62 million consolidated shares of China Strategic were classified as investment held for trading as at 31 March 2007.

### Disposal of M. Bux Tower

As described in the paragraph headed "Property Development & Investment" under the section headed "REVIEW OF OPERATIONS", in December 2006, the Group sold M. Bux Tower for a cash consideration of $98 million.

## MAJOR SUBSEQUENT EVENTS

### New syndicated loan

Subsequent to the year end, in July 2007, the Group, through a 75% owned subsidiary Jiangsu YangKou Port Development and Investment Co., Ltd., entered into a 7-year, RMB960 million project loan facility agreement with eight banks led by the Industrial and Commercial Bank of China. This syndicated loan, bearing the current Renminbi long-term loan benchmark interest rate as announced by the People's Bank of China, will be used to fund construction of the 13-kilometer Yellow Sea Crossing and the 1.4 square kilometers man-made island at Yangkou Port.

**Issue of convertible notes**

Pursuant to the asset acquisition agreement described in the paragraph headed "Acquisition of assets and business of Minsheng Gas" under the section headed "MATERIAL ACQUISITION AND DISPOSAL", subsequent to the year end, PYI issued the Convertible Notes. At maturity, the redemption amount payable is 114.167% of par value.

**Disposal of 25% interest in Paul Y. Centre**

In March 2007, a 25% owned associate of Paul Y Engineering entered into a conditional agreement for the disposal of Paul Y. Centre located at No. 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong at a consideration of $1,150 million. The disposal was completed in June 2007.

## OUTLOOK

China's track record of strong economic growth looks set to remain steady for the coming financial year ending 31 March 2008. This organic growth, coupled with increasing levels of international trade, has spiked demand for essential raw materials, construction materials and energy resources.

PYI's business in bulk cargo and ports infrastructure is directly benefiting from this booming demand as China increases its appetite for the resources necessary to support its continued growth.

With our strategic position in the Yangtze River Delta, PYI is focusing on the ongoing development of its flagship project at Yangkou Port, as well as leveraging its operations at Nantong Port and Minsheng Gas for maximum synergies, cross-business opportunities and economies of scale.

Having acquired operational expertise in both dry and liquid bulk cargo, PYI is exploring opportunities for further acquisitions that support its key business operations in the Yangtze River Delta.

The Group is fully committed to deploying its professional capabilities and operational resources to transform China's ports and logistics sector - and to achieve our vision of becoming the major bulk cargo port investor and operator in the Yangtze River region.

## LIQUIDITY AND CAPITAL RESOURCES

The Group continues to adopt a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities are maintained to meet its working capital requirements and committed capital expenditures. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to seven years. In an effort to minimize the adverse impact of exchange rate and interest rate fluctuations on the Group's earnings, assets and liabilities, the Group continues to manage these fluctuation exposures on specific transactions.

As at 31 March 2007, the Group's total borrowings amounted to about $1,024 million (2006: $688 million) with $597 million (2006: $523 million) repayable within one year and $427 million (2006: $165 million) repayable after one year. Out of the Group's total borrowings of about $1,024 million as at 31 March 2007, about $226 million was non-recourse to the Group (excluding the Paul Y Engineering Group).

As at 31 March 2007, $262 million (2006: $404 million) of the Group's borrowings bore interest at floating rates and were denominated in Hong Kong dollars, $600 million (2006: $142 million) bore interest at floating rates and were denominated in Renminbi, and $162 million (2006: $142 million) bore interest at a fixed rate and were denominated in Renminbi. The Group's gearing ratio was 0.37 (2006: 0.27), which is calculated based on the total borrowings of $1,024 million (2006: $688 million) and the Group's shareholders' fund of $2,772 million (2006: $2,571 million).

Cash balances as at 31 March 2007 amounted to about $779 million (2006: $785 million), of which about $43 million (2006: $119 million) has been pledged to banks to secure general credit facilities granted to the Group. As at the year end, the Group has a net debt position (being cash balances net of bank borrowings) of $185 million (2006: net cash of $313 million).

During the current year, PYI issued and allotted 68,500,000 ordinary shares as consideration for acquiring a further 7.4% indirect interest in the Yangkou Port project.

In addition, the Group contracted to pay for the consideration of acquiring the LPG assets and business in Wuhan, as to RMB350 million in cash and RMB120 million by way of the Convertible Notes, which were issued subsequent to the year end. The Group also obtained a 7-year bank term loan in principal amount of RMB300 million as the primary facility to finance this acquisition. As at 31 March 2007, the Group utilised the said bank term loan in an aggregate amount of RMB262 million.

## CONTINGENT LIABILITIES

As at 31 March 2007, the Group has contingent liabilities in respect of guarantee given to a bank for banking facilities to an associate of about $9 million (2006: $9 million), which was non-recourse to the Group (excluding the Paul Y Engineering Group).

## PLEDGE OF ASSETS

As at 31 March 2007, certain property, plant and equipment, land and sea use rights and bank deposits of the Group with an aggregate value of about $644 million (2006: $197 million) and benefits under certain construction contracts have been pledged to banks and financial institutions to secure general credit facilities granted to the Group. As at 31 March 2007, about $53 million (2006: $76 million) of these pledged assets used to secure credit facilities which were non-recourse to the Group (excluding the Paul Y Engineering Group).

## COMMITMENTS

As at 31 March 2007, the Group had expenditure contracted for but not provided for in the consolidated financial statements in respect of acquisition of certain property, plant and equipment, project under development and properties under development in the amount of about $1,520 million (2006: $92 million).

## HUMAN RESOURCES

At the end of the year under review, the Group employed a total of about 1,927 full-time employees (2006: 1,294 employees). Remuneration packages consisted of salary as well as performance-based and equity-based bonuses. PYI has implemented three share-related incentive schemes to provide alternative means to motivate employees and promote their loyalty in line with the Group's business strategy. Such schemes benefited PYI staff both in Hong Kong and the Mainland.

## PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the year, PYI purchased a total of 2,000,000 ordinary shares of PYI on the Stock Exchange at an aggregate consideration of about $4,381,000 (included transaction costs), representing an average price of $2.19 paid for each share purchased. All of these shares were cancelled upon repurchase.

## CORPORATE GOVERNANCE

PYI is committed to developing and upholding a high standard of corporate governance practices and business ethics appropriate to its growth, in the firm belief that they are indispensable for maintaining and enhancing investors' confidence and maximizing shareholder value.

PYI has complied with all applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year ended 31 March 2007. Further information on PYI's corporate governance practices is set out in the Corporate Governance Report contained in the 2007 Annual Report.

During the year, the Board welcomed another two valuable members, Mr. Leung Po Wing, Bowen Joseph *GBS, JP*, and Mr. Li Chang An to join PYI as independent non-executive directors in August 2006 and January 2007 respectively, increasing the number of INEDs to five on a 7-member Board. Full biographical details of PYI's directors are set out on PYI's website (www.pyicorp.com) and the 2007 Annual Report.

PYI has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" (the "Model Code") as set out in Appendix 10 of the Listing Rules as its own code for dealing in the securities of PYI by its directors and the relevant employees of the Group.

According to specific enquiries made by PYI, all PYI directors and relevant employees of the Group have confirmed compliance with the required standard set out in the Model Code throughout the year.

## REVIEW OF ACCOUNTS

The Group's results for the year ended 31 March 2007 have been reviewed by the Audit Committee.

The figures in respect of the Group's consolidated balance sheet, consolidated income statement and the related notes thereto for the year ended 31 March 2007 as set out in the announcement have been agreed by the Group's auditors, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the HKICPA, and consequently no assurance has been expressed by Messrs. Deloitte Touche Tohmatsu on this preliminary results announcement.

## APPRECIATION

We would like to take this opportunity to express our appreciation to shareholders for their support, to the management and staff for their dedicated efforts and to our clients, consultants and partners for all their valuable assistance offered during this past year.

## PUBLICATION OF FINAL RESULTS AND ANNUAL REPORT

This results announcement is required to be published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on PYI's corporate website at www.pyicorp.com under "Investors". The 2007 Annual Report will be despatched to our shareholders by end of July 2007 and will be available at the aforesaid websites.

## ANNUAL GENERAL MEETING

The 2007 Annual General Meeting of PYI is scheduled to be held on 20 September 2007. A circular containing the Notice of Annual General Meeting and information concerning, inter alia, the re-election of retiring directors, directors' remuneration, the grant of general mandates to issue new shares and repurchase shares and the refreshing of the 10% scheme limit on share option scheme, will be despatched to PYI shareholders in due course.

**GENERAL**

As at the date of this announcement, the composition of the Board is as follows:–

| | |
|---|---|
| Dr. Chow Ming Kuen, Joseph *OBE JP* | : Chairman (Independent Non-Executive Director) |
| Mr. Lau Ko Yuen, Tom | : Deputy Chairman and Managing Director |
| Dr. Chan Kwok Keung, Charles | : Non-Executive Director |
| Mr. Kwok Shiu Keung, Ernest | : Independent Non-Executive Director |
| Mr. Chan Shu Kin | : Independent Non-Executive Director |
| Mr. Leung Po Wing, Bowen Joseph *GBS, JP* | : Independent Non-Executive Director |
| Mr. Li Chang An | : Independent Non-Executive Director |

On behalf of the Board
**Chow Ming Kuen, Joseph** *OBE, JP*
*Chairman*

Hong Kong, 20 July 2007

**保華集團有限公司***

# PYI Corporation Limited

*(在百慕達註冊成立之有限公司)*

(股份代號：498)

## 截至二零零七年三月三十一日止年度之業績公布

*(除非另有指明，否則本公布內所有之數字均以港幣列示。)*

### 摘要

| | 二零零七年 | 變動 |
|---|---|---|
| • 營業額 | 4,782百萬元 | +35% |
| • 股東應佔溢利 | 346百萬元 | +24% |
| • 基本每股盈利 | 23.6仙 | +16% |
| • 每股末期股息 | 1.5仙 | 0% |
| • 每股特別股息 | 22.2仙 | -68% |
| • 每股中期股息 | 1.5仙 | 0% |
| • 每股資產淨值 | 1.86元 | 0% |
| • 股東總回報 | 38% | +3% |

* *僅供識別*

## 業績

保華集團有限公司(「保華」或「本公司」)之董事局(「董事局」)欣然宣布本公司及其附屬公司(「本集團」)截至二零零七年三月三十一日止年度之經審核綜合業績連同往年同期之比較數字，載列如下：

| | 附註 | 截至三月三十一日止年度 二零零七年 千元 | 二零零六年 千元 (重新列賬) |
|---|---|---|---|
| 營業額 | 4 | **4,781,678** | 3,540,484 |
| 銷售成本 | | **(4,502,108)** | (3,185,938) |
| 毛利 | | **279,570** | 354,546 |
| 其他收入 | 5 | **165,368** | 226,532 |
| 行政費用 | | **(238,936)** | (188,890) |
| 分銷成本 | | **(18,471)** | – |
| 其他費用 | | **(69,068)** | (78,862) |
| 融資成本 | | **(23,597)** | (16,710) |
| 出售聯營公司權益之收益 | | **5,067** | – |
| 收購業務之負商譽 | | **3,755** | – |
| 出售附屬公司之收益 | | **–** | 60,756 |
| 聯營公司權益之減值虧損撥回 | | **–** | 26,914 |
| 攤佔聯營公司業績 | | **223,549** | (17,184) |
| 攤佔共同控制機構業績 | | **(642)** | 26 |
| 除税前溢利 | 6 | **326,595** | 367,128 |
| 税收抵免(支出) | 7 | **50,552** | (52,804) |
| 年度溢利 | | **377,147** | 314,324 |
| 以下人士應佔： | | | |
| 原列之本公司股權持有人 | | **345,665** | 310,487 |
| 過往年度調整 | 3 | **–** | (31,626) |
| 重列之本公司股權持有人 | | **345,665** | 278,861 |
| 少數股東權益 | | **31,482** | 35,463 |
| | | **377,147** | 314,324 |
| 分派 | 8 | **369,668** | 998,070 |
| 每股盈利 | 9 | *港仙* | *港仙* |
| 一基本 | | **23.6** | 20.4 |
| 一攤薄 | | **23.3** | 20.3 |

於二零零七年三月三十一日之簡明綜合資產負債表如下：

| | 附註 | 二零零七年<br>千元 | 二零零六年<br>千元<br>（重新列賬） |
|---|---|---|---|
| **非流動資產** | | | |
| 物業、機械及設備 | | **528,203** | 35,800 |
| 發展中項目 | | **2,411,680** | 1,958,869 |
| 發展中物業 | | **44,458** | – |
| 預付租賃款項 | | **67,968** | 23,136 |
| 商譽 | | **61,646** | 61,646 |
| 其他無形資產 | | **55,775** | 8,035 |
| 聯營公司及共同控制機構權益 | | **712,162** | 414,027 |
| 收購聯營公司之訂金 | | – | 160,211 |
| 一年後到期之應收貸款 | | **30,956** | – |
| 一年後到期之應收聯營公司款項 | | – | 117,000 |
| 其他非流動資產 | | **7,909** | 11,876 |
| | | **3,920,757** | 2,790,600 |
| **流動資產** | | | |
| 發展中物業 | | **82,732** | – |
| 持作出售物業 | | – | 78,245 |
| 存貨 | | **23,425** | – |
| 一年內到期之應收貸款 | | **181,508** | 105,886 |
| 一年內到期之應收關聯公司款項 | | **150,099** | 251,852 |
| 一年內到期之應收聯營公司款項 | | **187,314** | 227,776 |
| 應收客戶合約工程款項 | | **223,637** | 163,379 |
| 應收賬款、訂金及預付款項 | 10 | **1,910,690** | 1,415,407 |
| 持作買賣投資 | | **155,783** | 161,693 |
| 已抵押銀行存款 | | **42,601** | 118,622 |
| 短期銀行存款、銀行結存及現金 | | **736,766** | 666,038 |
| 其他流動資產 | | **6,135** | 2,180 |
| | | **3,700,690** | 3,191,078 |
| **流動負債** | | | |
| 應付客戶合約工程款項 | | **1,038,548** | 429,615 |
| 應付賬款及應計開支 | 11 | **1,157,990** | 899,829 |
| 少數股東貸款 | | – | 123,439 |
| 應付税項 | | **61,286** | 45,759 |
| 一年內到期之銀行及其他貸款 | | **597,386** | 400,158 |
| 其他流動負債 | | **21,500** | 8,316 |
| | | **2,876,710** | 1,907,116 |
| **流動資產淨值** | | **823,980** | 1,283,962 |
| **總資產減流動負債** | | **4,744,737** | 4,074,562 |

| | 二零零七年<br>千元 | 二零零六年<br>千元<br>(重新列賬) |
|---|---|---|
| **非流動負債** | | |
| 一年後到期之銀行及其他借款 | **426,751** | 164,625 |
| 應付遞延代價 | **121,213** | – |
| 遞延税項負債 | **947,924** | 900,000 |
| | **1,495,888** | 1,064,625 |
| | **3,248,849** | 3,009,937 |
| **資本及儲備** | | |
| 股本 | **149,171** | 137,880 |
| 儲備 | **2,622,681** | 2,432,752 |
| 保華之股權持有人應佔權益 | **2,771,852** | 2,570,632 |
| 附屬公司之購股權儲備 | **981** | 137 |
| 少數股東權益 | **476,016** | 439,168 |
| **總權益** | **3,248,849** | 3,009,937 |

簡明綜合現金流量表如下：

| | 二零零七年<br>千元 | 二零零六年<br>千元 |
|---|---|---|
| 來自經營業務之現金淨額 | **375,482** | 144,821 |
| (用於)來自投資業務之現金淨額 | **(677,014)** | 523,128 |
| 來自(用於)融資活動之現金淨額 | **343,962** | (1,250,933) |
| 現金及與現金等值項目增加／(減少) | **42,430** | (582,984) |
| 匯率變動之影響 | **7,866** | 1,450 |
| 現金及與現金等值項目承前 | **666,038** | 1,247,572 |
| 現金及與現金等值項目結轉 | **716,334** | 666,038 |
| 現金及與現金等值項目結存分析： | | |
| 短期銀行存款、銀行結存及現金 | **736,766** | 666,038 |
| 銀行透支 | **(20,432)** | – |
| | **716,334** | 666,038 |

*附註：*

## 1. 編製基準

簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16之適用披露規定及香港會計師公會頒布之香港會計準則(「香港會計準則」)編製。

## 2. 主要會計政策

除若干金融工具按公平價值估量外，簡明綜合財務報表乃根據歷史成本法編製。

於本年度，本集團首次採納於本集團二零零六年四月一日至二零零七年三月三十一日止財政年度生效之數項香港會計師公會頒布之新香港財務報告準則(「香港財務報告準則」)，修訂及詮釋(「新訂香港財務報告準則」)。採納該等新訂香港財務報告準則對本期間或過往會計期間業績之編製及呈列方式並無重大影響。因此，並無作出過往期間調整。

本集團並無提早採納以下已頒布但未生效之新訂及經修訂準則、修訂或詮釋。保華之董事預期應用該等準則、修訂或詮釋對本集團之業績及財政狀況將無重大影響。

| | |
|---|---|
| 香港會計準則第1號(經修訂) | 資本披露[1] |
| 香港會計準則第23號(經修訂) | 借貸成本[2] |
| 香港財務報告準則第7號 | 金融工具：披露[1] |
| 香港財務報告準則第8號 | 營運分部[2] |
| 香港(國際詮釋委員會)－詮釋第8號 | 香港財務報告準則第2號之範疇[3] |
| 香港(國際詮釋委員會)－詮釋第9號 | 重新評估附帶衍生工具[4] |
| 香港(國際詮釋委員會)－詮釋第10號 | 中期財務申報及減值[5] |
| 香港(國際詮釋委員會)－詮釋第11號 | 香港財務報告準則第2號－集團及庫存股份交易[6] |
| 香港(國際詮釋委員會)－詮釋第12號 | 特許使用權服務安排[7] |

[1]由二零零七年一月一日或以後開始之全年期間有效
[2]由二零零九年一月一日或以後開始之全年期間有效
[3]由二零零六年五月一日或以後開始之全年期間有效
[4]由二零零六年六月一日或以後開始之全年期間有效
[5]由二零零六年十一月一日或以後開始之全年期間有效
[6]由二零零七年三月一日或以後開始之全年期間有效
[7]由二零零八年一月一日或以後開始之全年期間有效

## 3. 會計政策更改

於二零零六年四月一日前，購買附屬公司之額外權益，就所收購額外權益支付之代價與攤佔該附屬公司淨資產賬面值兩者如有出現差額，則通過計算商譽或負商譽確認。於本年度，管理層重估本集團購買附屬公司額外權益之會計政策。保華已更改確認該等收購之會計政策。根據新會計政策，本集團於收購當日重估該附屬公司之所有可識別資產及負債之公平值，並通過抵扣資本儲備確認應佔收購權益之公平值變動。購買額外權益產生之商譽或負商譽乃根據該附屬公司之所有可識別資產及負債之公平值計算收購權益之額外成本與本集團之相關權益增加兩者間差額而釐訂。董事認為，這政策(就商業合併及購買附屬公司額外權益下之所有交易為公平值)可就附屬公司相關業務之性質呈列更具意義之資訊。

該會計政策更改並沒對本年度收益造成影響。

於二零零六年三月三十一日止年度收購之洋口港附屬公司額外15%權益已作過往年度入賬調整。會計政策更改對財政之影響概列如下：

**(a) 對過往年度之業績之影響：**

| | 二零零六年<br>*千元* |
|---|---|
| 原列之本公司股權持有人應佔溢利 | 310,487 |
| 確認增購附屬公司權益之負商譽減少 | (8,461) |
| 衍生金融工具公平值減少 | (23,165) |
| 年內溢利減少 | (31,626) |
| 重列之本公司股權持有人應佔溢利 | 278,861 |

(b) 對於二零零五年四月一日之綜合資產負債表之影響：

| | 於二零零五年四月一日（原列）*千元* | 會計政策更改之影響 *千元* | 於二零零五年四月一日（重列）*千元* |
|---|---|---|---|
| 資產影響： | | | |
| 衍生金融工具 | 20,792 | 232,917 | 253,709 |
| 權益影響： | | | |
| 保留溢利 | 301,116 | 232,917 | 534,033 |

4. **分部資料**

**業務分部：**

就管理方面而言，本集團之業務現分為七大營運部門，分別為承建管理、項目管理、設施管理、港口及基建發展與物流、液化石油氣分銷、庫務投資及物業投資。此等部門組成本集團匯報主要分部資料之基準。

於上年期間，本集團之業務乃分為七個分部，分別為樓宇建造、土木工程、項目管理、設施管理、港口及基建發展、庫務投資及物業投資。於本年度內，管理層將其經營分部重組，將樓宇建造及土木工程歸納為承建管理分部，比較之分類資料已相應地獲重新呈列。

截至二零零七年三月三十一日止之業務分類資料呈列如下：

| | 承建管理 | 項目管理 | 設施管理 | 港口及基建發展與物流 | 液化石油氣分銷 | 庫務投資 | 物業投資 | 對銷 | 綜合 |
|---|---|---|---|---|---|---|---|---|---|
| | 千元 | 千元 | 千元 | 千元 | 千元 | 千元 | 千元 | 千元 | 千元 |
| **營業額** | | | | | | | | | |
| 對外銷售 | 4,325,799 | 9,375 | 17,204 | – | 110,414 | 218,251 | 100,635 | – | 4,781,678 |
| 分部間銷售 | 1,596 | 12,215 | 7,423 | 1,264 | – | – | – | (22,498) | – |
| 合共 | 4,327,395 | 21,590 | 24,627 | 1,264 | 110,414 | 218,251 | 100,635 | (22,498) | 4,781,678 |
| **業績** | | | | | | | | | |
| 分部業績 | 58,733 | 2,797 | (3,008) | (14,472) | 3,304 | 173,680 | 13,863 | – | 234,897 |
| 未經分配之開支 | | | | | | | | | (158,878) |
| 利息收入 | | | | | | | | | 42,444 |
| 融資成本 | | | | | | | | | (23,597) |
| 收購業務之負商譽 | – | – | – | – | 3,755 | – | – | – | 3,755 |
| 出售聯營公司權益之收益 | – | – | – | – | – | 5,067 | – | – | 5,067 |
| 攤佔聯營公司業績 | 1,299 | 681 | – | 149,717 | – | – | 71,852 | – | 223,549 |
| 攤佔共同控制機構業績 | (642) | – | – | – | – | – | – | – | (642) |
| 除稅前溢利 | | | | | | | | | 326,595 |
| 稅收抵免 | | | | | | | | | 50,552 |
| 年度溢利 | | | | | | | | | 377,147 |

截至二零零六年三月三十一日止之業務分類資料呈列如下：

| | 承建管理 | 項目管理 | 設施管理 | 港口及基建發展 | 庫務投資 | 物業投資 | 對銷 | 綜合 |
|---|---|---|---|---|---|---|---|---|
| | 千元 | 千元 | 千元 | 千元 | 千元 | 千元 | 千元 | 千元 |
| **營業額** | | | | | | | | |
| 對外銷售 | 3,075,871 | 26,776 | 5,516 | – | 386,831 | 45,490 | – | 3,540,484 |
| 分部間銷售 | 283 | – | 1,471 | – | 3,481 | 15,515 | (20,750) | – |
| 合共 | 3,076,154 | 26,776 | 6,987 | – | 390,312 | 61,005 | (20,750) | 3,540,484 |
| **業績** | | | | | | | | |
| 分部業績 | 120,209 | 16,049 | 1,593 | – | 79,922 | 12,161 | – | 229,934 |
| 未經分配之開支 | | | | | | | | (128,288) |
| 利息收入 | | | | | | | | 26,096 |
| 未經分配之其他收入 | | | | | | | | 82,289 |
| 融資成本 | | | | | | | | (16,710) |
| 衍生金融工具公平值增加 | – | – | – | 17,895 | – | – | – | 17,895 |
| 投資物業公平值增加 | – | – | – | – | – | 85,400 | – | 85,400 |
| 出售附屬公司之(虧損)收益 | (4,456) | – | – | – | – | 58,462 | – | 54,006 |
| 出售附屬公司但未計入分部之收益 | – | – | – | – | – | – | – | 6,750 |
| 聯營公司權益之減值虧損撥回 | – | – | – | – | 26,914 | – | – | 26,914 |
| 攤佔聯營公司業績 | 1,043 | 1,106 | – | – | (27,949) | 629 | – | (25,171) |
| 攤佔未計入分部之聯營公司收益 | | | | | | | | 7,987 |
| 攤佔共同控制機構業績 | 26 | – | – | – | – | – | – | 26 |
| 除稅前溢利 | | | | | | | | 367,128 |
| 稅項 | | | | | | | | (52,804) |
| 年度溢利 | | | | | | | | 314,324 |

分部之間銷售乃按市場價格訂價，或倘無可參考之市場價格則按雙方釐定及同意之條款訂定。

**地區分部：**

根據地區市場之本集團營業額分析如下：

| | 二零零七年<br>千元 | 二零零六年<br>千元 |
|---|---|---|
| 香港 | **3,086,507** | 3,113,854 |
| 澳門 | **1,561,006** | 389,050 |
| 中華人民共和國，除香港及澳門(「中國」) | **134,165** | 37,580 |
| | **4,781,678** | 3,540,484 |

## 5. 其他收入

| | 二零零七年<br>千元 | 二零零六年<br>千元<br>(重新列賬) |
|---|---|---|
| 利息收入 | **42,070** | 25,921 |
| 應收遞延代價之推算利息收入 | **374** | 175 |
| 收回有關針對前聯營公司之賣方而提出之法庭訴訟之利息及法律費用 | **–** | 82,289 |
| 撥回應收款項之減值虧損 | **30,324** | 14,173 |
| 持作買賣之上市投資公平價值增加 | **83,444** | 636 |
| 衍生金融工具公平價值增加 | **–** | 17,895 |
| 投資物業公平價值增加 | **–** | 85,400 |
| 匯兌淨額收益 | **5,712** | – |
| 其他 | **3,444** | 43 |
| | **165,368** | 226,532 |

## 6. 除稅前溢利

除稅前溢利已扣除：

| | 二零零七年<br>千元 | 二零零六年<br>千元 |
|---|---|---|
| 物業、機械及設備之折舊 | | |
| 年度計提 | **24,255** | 34,591 |
| 減：撥作在建合約資本之數額 | **(1,490)** | (4,106) |
| 撥作發展中項目資本之數額 | **(973)** | (1,305) |
| 撥作發展中物業資本之數額 | **(13)** | – |
| | **21,779** | 29,180 |
| 無形資產攤銷(列入分銷成本) | **490** | – |
| 確認為支出之存貨成本 | **174,652** | 5,149 |
| 調撥預付攤銷土地開支 | **1,031** | 2,677 |
| 攤分聯營公司稅項(列入攤佔聯營公司業績) | **16,206** | 193 |
| 並已計入： | | |
| 出售持作買賣之投資收益 | **6,028** | 13,818 |

## 7. 稅收(抵免)支出

| | 二零零七年<br>千元 | 二零零六年<br>千元 |
|---|---|---|
| 稅項(抵免)支出包括： | | |
| 香港利得稅： | | |
| 本年度 | **4,325** | 4,101 |
| 過往年度撥備(過多)不足 | **(268)** | 1,877 |
| | **4,057** | 5,978 |
| 海外稅項： | | |
| 本年度 | **9,109** | 3,332 |
| 過往年度撥備(過多)不足 | **(565)** | 40,000 |
| | **8,544** | 43,332 |
| 遞延稅項 | **(63,153)** | 3,494 |
| 保華及其附屬公司應佔稅項 | **(50,552)** | 52,804 |

香港利得稅乃根據本年度之估計應課稅溢利按稅率17.5%(二零零六年：17.5%)計算。

海外稅項乃根據有關司法權區適用之稅率計算。

## 8. 分派

| | 二零零七年<br>千元 | 二零零六年<br>千元 |
|---|---|---|
| 於年內確認為向保華權益持有人分派之股息： | | |
| 已付二零零七年中期股息－每股1.5港仙（二零零六年：1.5港仙） | **22,069** | 20,513 |
| 已付二零零六年特別現金股息－每股70港仙 | **－** | 957,177 |
| 本集團從撤資於中策集團有限公司所得價值之方式宣派特別股息－每股22.2港仙（二零零六年：無） | **325,660** | － |
| 已付二零零六年末期股息－每股1.5港仙（二零零五年：1.5港仙） | **21,939** | 20,380 |
| | **369,668** | 998,070 |
| 本年度擬派股息： | | |
| 擬派二零零七年末期股息－每股1.5港仙（二零零六年：1.5港仙） | **22,393** | 21,969 |

截至二零零七年三月三十一日止之擬派末期股息金額將以股代息（可選擇以現金）支付，並已參考於本業績公布日期之1,492,848,407股已發行股份計算。

於二零零六年五月四日，保華董事議決待中策集團有限公司（「中策」，其於二零零六年三月三十一日為本集團之聯營公司）集團重組（「集團重組」）完成後分派本集團從出售中策所得價值之方式宣派一項特別股息予二零零六年五月二十六日名列保華股東名冊之保華股東（「保華分派計劃」）。

二零零六年五月十九日，中策完成集團重組，涉及(i)將中策旗下全部經營物業投資及投資持有業務及投資於採砂船隻，以及中策所有其他經營車胎產銷及旅遊團、旅遊及其他相關服務之聯營公司轉讓予群龍投資有限公司（「群龍」）；及(ii)實物分派群龍之股份（「群龍股份」）予其股東（包括本集團），基準為每持有一股中策合併股份可獲發一股群龍股份。

於集團重組完成時，本集團獲得129,409,897股群龍股份，而錦興集團有限公司（「錦興」，當時中策之主要股東及集團之關連公司）則向群龍股東提出收購全部群龍股份之自願收購建議（「群龍收購建議」），基準為(a)每5股群龍股份換1股錦興股份（「錦興股份」）加1.8元現金，或(b)每5股群龍股份換1份錦興發行之面值15元之2%五年期可換股債券（「錦興債券」）。

根據保華分派計劃，保華之股東每持有500股股份有權收取40股群龍股份所產生之價值，形式為(a)8股錦興股份加14.4元現金，或(b)8份錦興債券。

於二零零六年六月十六日，根據保華股東之選擇，保華宣布分別有311,232,201股及1,153,100,543股保華股份之持有人選擇換取錦興股份加現金及選擇換取錦興債券。結果，保華接納就其所持全部129,409,897股群龍股份接受群龍收購建議，並向保華股東分派117,143,920股以群龍股份方式派發之特別股息。群龍股份賦予保華股東以下列形式收取代價：

(a) 合共4,979,616股錦興股份加8,963,000元現金；及

(b) 合共面值276,737,000元之錦興債券。

董事認為，參考與本集團概無關連之獨立估值師行永利行評值顧問有限公司於二零零六年五月十九日編製之估值報告，以錦興債券形式變現後，群龍股份之每股公平價值為2.78元。故此，特別股息相等於每股保華股份約22.2港仙。

上述交易詳見保華分別於二零零六年五月二十九日及二零零六年六月十六日之通函及公布。

## 9. 每股盈利

本年度每股基本及攤薄盈利乃根據以下數據計算：

| | 二零零七年<br>千元 | 二零零六年<br>千元<br>(重新列帳) |
|---|---|---|
| 計算每股基本及攤薄盈利之本公司權益持有人應佔盈利 | **345,665** | 278,861 |

| | 二零零七年 | 二零零六年 |
|---|---|---|
| 股份數目： | | |
| 計算每股基本盈利之普通股加權平均數 | **1,462,372,940** | 1,367,759,328 |
| 潛在攤薄普通股之效應： | | |
| 購股權 | **19,042,143** | 2,861,857 |
| 計算每股攤薄盈利之普通股加權平均數 | **1,481,415,083** | 1,370,621,185 |

下表概述會計政策更改對截至二零零六年三月三十一日止年度每股基本及攤薄盈利之影響：

| | 基本盈利<br>元 | 攤薄盈利<br>元 |
|---|---|---|
| 調整前申報之數量 | 0.227 | 0.227 |
| 會計政策更改所致調整 | (0.023) | (0.024) |
| 重列 | 0.204 | 0.203 |

**10. 應收賬款、訂金及預付款項**

本集團承建管理業務之信貸期乃與貿易客戶按正常商業條款磋商及訂立。物業租賃業務帶來之應收賬款預先按月支付，而本集團就其他應收賬款授出之信貸期一般由30至90日不等。

應收賬款、訂金及預付款項包括應收貿易賬款約1,003,440,000元(二零零六年：572,798,000元)，其賬齡分析如下：

| | 二零零七年<br>千元 | 二零零六年<br>千元 |
|---|---|---|
| 90日內 | **935,095** | 504,584 |
| 超過90日但於180日內 | **19,346** | 13,704 |
| 超過180日 | **48,999** | 54,510 |
| | **1,003,440** | 572,798 |

**11. 應付賬款及應計開支**

應付賬款及應計開支包括約351,026,000元(二零零六年：347,160,000元)之應付貿易款項，其賬齡分析如下：

| | 二零零七年<br>千元 | 二零零六年<br>千元 |
|---|---|---|
| 90日內 | **329,211** | 312,038 |
| 超過90日但於180日內 | **8,230** | 22,037 |
| 超過180日 | **13,585** | 13,085 |
| | **351,026** | 347,160 |

## 末期股息

董事局已議決建議向於二零零七年十月十日辦公時間結束時名列保華股東名冊之股東，宣派每股1.5仙(二零零六年：每股1.5仙)，作為截至二零零七年三月三十一日止年度之末期股息。末期股息須待於二零零七年九月二十日舉行之二零零七年股東週年大會上獲保華股東批准後方可作實，預期將於二零零七年十一月八日或左右以郵寄方式支付予股東。

末期股息將以代息股份方式派發，保華股東可就部份或全部股息選擇收取現金。根據以股代息建議將予發行之股份之市值將參照保華股份於截至二零零七年十月十日止連續三個交易日之平均收市價減按該平均價格之5%或股份面值(以較高者為準)計算之折讓而釐定。建議之以股代息須待香港聯合交易所有限公司(「聯交所」)批准將予發行新股份上市及買賣，方可作實。

本公司將盡快向股東寄發載有有關以股代息建議詳情之通函及選擇表格。

## 暫停辦理股東登記手續

保華將於二零零七年十月八日至二零零七年十月十日(包括首尾兩日)暫停辦理股東登記手續，期間將不會登記任何保華股份之轉讓。如欲獲派末期股息，所有股份過戶文件連同有關股票及已填妥背頁或獨立之過戶表格，最遲須於二零零七年十月五日下午四時正前交回保華之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

## 管理層討論及分析

### 財務表現及狀況回顧

截至二零零七年三月三十一日止年度，本集團錄得綜合營業額約47.82億元(二零零六年：35.4億元)，與去年同期數字比較上升約35%，此升幅主要由於本集團承建管理業務之收益增加所致。

本集團之除税前溢利約達3.27億元(去年則為3.67億元)。本集團之除税前溢利包括：

(i) 承建管理、項目管理及設施管理業務之收益淨額約5,900萬元(二零零六年：1.38億元)；

(ii) 液化石油氣分銷收益淨額約300萬元(二零零六年：無)；

(iii) 庫務投資之收益淨額約1.74億元(二零零六年：8,000萬元)；

(iv) 物業投資之收益淨額約1,400萬元(二零零六年：1,200萬元)；

(v) 利息收入及其他收入約4,200萬元(二零零六年：1.08億元)；

(vi) 收購液化石油氣業務之負商譽約400萬元(二零零六年：無)；

(vii) 出售聯營公司權益之收益約500萬元(二零零六年：無)；

(viii) 攤佔聯營公司及共同控制機構所得淨額約2.23億元(二零零六年：1,000萬元)；

(ix) 港口及基建發展與物流業務之發展成本約1,400萬元(二零零六年：無)；

(x) 公司及其他開支之淨額約1.59億元(二零零六年：1.28億元)，其中2,300萬元(二零零六年：300萬元)來自以股份支付款項(授予董事及僱員購股權)之開支。公司成本上升乃因業務擴充及年內營業額增長所致；及

(xi) 融資成本約2,400萬元(二零零六年：1,700萬元)。

去年除稅前溢利款項包括衍生金融工具公平值約1,800萬元、投資物業公平值增加約8,500萬元及出售附屬公司之收益約6,100萬元。本年度並無有關款項。

保華股東應佔年內溢利淨額約為3.46億元(二零零六年：2.79億元)，每股基本盈利為23.6仙(二零零六年：20.4仙)。此改進主要因為二零零七年三月所頒布中國企業所得稅率將由33%降至25%，而產生6,300萬元之遞延稅項抵免。

與本集團於去年底之財政狀況相比，本集團之總資產上升約27%至約76.21億元(二零零六年：59.82億元)，而流動資產淨值則減少約36%至約8.24億元(二零零六年：12.84億元)，主要原因是本集團對港口及基建發展與物流業務有關之發展中項目進一步注資及收購年內開始營運之液化石油氣分銷業務之支出。因此，流動資產由相當於流動負債之1.7倍減少至約1.3倍。計及溢利淨額約3.46億元(扣除已派付╱宣派之股息約3.70億元)後，保華股東應佔之權益上升約8%至約27.72億元(二零零六年：25.71億元)，折合於二零零七年三月三十一日每股1.86元(二零零六年：每股1.86元)。

經營業務之現金流入淨額約為3.75億元，而投資及融資活動之現金流出淨額則約為3.33億元，導致年內現金及現金等值項目淨額上升約4,200萬元。

於截至二零零七年三月三十一日止年度之股東總回報(即保華股價於年內之增長加年內派付之股息)約為38%(二零零六年：37%)。

## 業務回顧

### 港口及基建發展與物流

本集團已定下策略，務求於中國成為長江三角洲以大宗散貨、基建與物流業為主的區域港口營運商。本集團致力於這個高速增長範疇，預期以港口及相關設施投資帶動未來業務發展。

中國內地經濟增長迅速，加上國際貿易發展蓬勃，原材料、肥料、建築材料、食品及燃料等需求均不斷增加，同時促進國內——尤以長江三角洲為主——港口及物流業的長遠發展。

本集團在長江口之旗艦深水港口項目洋口港發展進度持續理想。二零零六年四月，本集團已增持洋口港的股權至75%，顯示集團鋭意將洋口港發展成長江三角洲區域貨物中轉基地。二零零六年五月本集團與中石油訂立合作，在人工島上展開有關發展液化天然氣接收站之工程前期工作。於二零零六年十二月，保華再獲中石油委託為其計劃中的液化天然氣設施進行管理、建設和移交一部份人工島的基礎工程。這發展里程碑見證了此項目之技術可行性。

本集團於收購事項完成後持有45%股權之南通港口集團於年內發展蓬勃。集團的狼山港碼頭擴建後，吞吐量增至近5,000萬噸，增幅高達54%。

二零零六年九月本集團完成收購武漢最具規模之一的液化石油氣營運商——民生石油氣之資產及業務，該營運商物流與營運業績有目共睹。憑藉液化石油氣儲備設施、碼頭及棧橋，收購事項令本集團得以進入高增長之華中油氣物流行業，並促進長江沿岸綜合中轉網絡之發展。該項收購之進一步詳情載於「重大收購及出售」一節「收購民生石油氣資產及業務」一段。

本集團收購南通港口與民生石油氣，令本集團掌握了大宗乾濕散貨營運之專業知識與實際經驗，對帶頭發展洋口港亦大有裨益。此等投資的策略位置與業務所產生的協同效應，均為構成本集團實踐發展成區內主要港口營運商目標的主要因素。

本集團倚仗持續自然增長策略輔以日後的策略收購行動，定能在長江三角洲區域對分銷、運輸及物流服務之需求日增趨勢中受惠。

**工程業務——保華建業**

憑藉六十餘年經驗及一流人才，保華建業集團有限公司在專業性及洞悉目標市場方面已領先本地業界。保華建業為客戶提供綜合工程服務，其三項核心業務包括承建管理、項目管理與設施管理。通過參與發展中國各地城市，保華建業已準備就緒，隨時可為投資者提供從物業發展之立案、實施到交付，一應俱全與物業有關的服務。

在本年度內，保華建業及其附屬公司(「保華建業集團」)錄得毛利約為1.67億元(二零零六年：2.3億元)，股東應佔溢利淨額上升約12%至約1.13億元(二零零六年：1.01億元)。

承建管理部門仍然為保華建業集團之主要經營溢利來源，而項目管理及設施管理部門亦錄得顯著增幅。於本年度，已取得超過50億元之新建築合約。於年末，手頭合約價值達120.78億元及餘下工程價值則達68.72億元。於年結日後，保華建業集團再取得約5億元的工程合約。

**液化石油氣分銷**

截至二零零七年三月三十一日止年度內，約300萬元（二零零六年：無）之經營溢利來自本集團於二零零六年九月收購之液化石油氣分銷業務。

憑藉擁有武漢液化石油氣行業約40%的市場佔有率，本集團新收購之液化石油氣分銷業務不單為本集團提供全新營運技術之基礎，並有助本集團在華中之石油與天然氣物流市場佔一席位。民生石油氣在汽車從油汽轉用液化石油氣之業務大有可為，公司在開創市場與帶動需求方面取得佳績之餘，使用液化石油氣作為能源同時對國家環保政策予以支持。

**物業發展及投資**

截至二零零七年三月三十一日止年度內，約1,400萬元（二零零六年：1,200萬元）之經營溢利來自物業投資業務。

於二零零六年一月完成出售保華企業中心後，本集團亦於二零零六年十二月以現金代價9,800萬元出售另一項物業，即位於香港葵涌之工業大廈百德中心。出售價較該物業之帳面值有約2,000萬元溢價。出售百德中心標誌著本集團完成其出售非核心業務的行動，並得以集中於長江三角洲發展其地區性港口業務之策略。

**庫務投資**

截至二零零七年三月三十一日止年度內，約1.74億元（二零零六年：8,000萬元）之經營溢利來自庫務投資業務。

於二零零七年三月三十一日，本集團之投資證券總值約達1.56億元（二零零六年：1.62億元），相當於本集團總資產2%（二零零六年：3%）。於二零零七年三月三十一日，應收高息貸款組合約達4.69億元（二零零六年：6.16億元），相當於本集團總資產約6%（二零零六年：10%）。

## 重大收購及出售

### 收購南通港口集團45%股本權益

於本年度，本集團已完成就南通港口集團之45%權益作出約4.35億人民幣注資。南通港口集團為一家核心港口企業，其擁有南通港口四個主要碼頭。作為長江河口之主要港口，南通港為對外開放外貿之國家一級港口及全國樞紐港口，亦為長江下游第二大之大宗散貨分銷中心。

### 進一步收購洋口港項目7.4%間接權益

於本年度，本集團通過收購當時一位少數股東持有的Global Achiever Limited(為多間洋口港項目附屬公司之投資控股公司)餘下9.9%權益，於洋口港項目之間接權益由67.6%進一步增至75%，有關代價已藉按每股公平價值2.913元發行6,850萬股保華新股份全數支付。

### 收購民生石油氣資產及業務

本集團於二零零六年五月十二日訂立資產收購協議，以收購於中國武漢與大宗濕貨物流及液化石油氣分銷業務有關之資產，代價為4.7億人民幣，其中3.5億人民幣須以現金支付，而1.2億人民幣則由保華發行三年期零票息港元可換股票據予賣方支付，票據之換股價為每股4.25元(「可換股票據」)。收購事項已於二零零六年九月完成。

### 出售中策

於本年度，本集團完成以現金代價2,600萬元出售中策15.32%權益，其餘6,200萬股中策合併股份於二零零七年三月三十一日列作持作買賣投資。

### 出售百德中心

誠如「業務回顧」一節「物業發展及投資」一段所述，本集團於二零零六年十二月以現金代價9,800萬元出售百德中心。

## 年結日後主要事項

### 新造銀團貸款

年結日後，本集團於二零零七年七月，透過其擁有75%權益之洋口港投資開發有限公司與由中國工商銀行牽頭的八間銀行簽訂一項9.6億人民幣，為期七年之項目貸款協議。該項銀團貸款之利率為中國人民銀行公布的同期人民幣長期貸款基準利率，用作建設洋口港長達十三公里的陸島通道—黃海大橋和面積1.4平方公里的人工島基礎設施。

**發行可換股票據**

根據「重大收購及出售」一節「收購民生石油氣資產及業務」一段所述之資產收購協議，保華於年結日後已發行可換股票據。票據到期日應付之贖回價為面值之114.167%。

**出售保華企業中心25%權益**

於二零零七年三月，保華建業擁有25%之聯營公司訂立有條件協議，以11.5億元代價出售位於香港九龍觀塘鴻圖道51號保華企業中心。出售事項已於二零零七年六月完成。

## 展望

預期中國之強勁增長勢頭應可望於二零零八年三月三十一日止之下一個財政年度內繼續保持。此自然增長加上國際貿易日趨頻繁，導致基本原材料、建築材料與能源需求銳增。

隨著中國對持續增長所需資源需求日增，保華的大宗散貨港口基建業務亦將直接受惠。

保華正銳意發展位處長江三角洲要衝之旗艦項目—洋口港，並借助於南通港口與民生石油氣之業務，以充分發揮協同效應、互惠商機以及規模經濟之效。

繼掌握大宗乾濕散貨營運專業知識後，保華正發掘進一步收購的機會，以提升保華於長江三角洲的重要地位。

本集團將全力調配其專業技能與營運資源，務求開拓中國港口與物流業的未來，並實現本集團成為長江三角洲主要大宗散貨港口投資及營運商的宏願。

## 流動資金及資本來源

本集團繼續就其整體業務營運採納審慎之資金及財務政策，設有多項信貸作為其所需之營運資金及資本開支承擔的支持。本集團之貸款按市場息率計息，還款期為一至七年。為盡量減低匯率及利率波動對本集團盈利、資產及負債之不利影響，本集團持續管理特定交易之市場波動風險。

於二零零七年三月三十一日，本集團借款共達約10.24億元(二零零六年：6.88億元)，其中5.97億元(二零零六年：5.23億元)須於一年內償還，另4.27億元(二零零六年：1.65億元)須於一年後償還。本集團於二零零七年三月三十一日約10.24億元之總借貸中，約2.26億元對本集團(不包括保華建業集團)並無追索權。

於二零零七年三月三十一日，本集團借款中有2.62億元(二零零六年：4.04億元)按浮動息率計息並以港元為單位。本集團借款中有6億元(二零零六年：1.42億元)按浮動利率計息並以人民幣為單位，另有1.62億元(二零零六年：1.42億元)按固定利率計息並以人民幣為單位。本集團之資本負債比率為0.37(二零零六年：0.27)，該項比率乃根據本集團10.24億元(二零零六年：6.88億元)之總借款及27.72億元(二零零六年：25.71億元)之股東資金計算。

於二零零七年三月三十一日之現金結餘約為7.79億元(二零零六年：7.85億元)，當中約4,300萬元(二零零六年：1.19億元)已抵押予銀行以取得本集團所獲給予之一般信貸融資。於年末，本集團處於淨負債狀況(即扣除銀行借貸後之現金結餘)1.85億元(二零零六年：淨現金3.13億元)。

於本年度，保華發行及配發6,850萬股普通股，作為進一步收購洋口港項目7.4%間接權益的代價。

此外，本集團已訂約支付收購於武漢液化石油氣相關資產及業務之代價，其中3.5億人民幣以現金支付，而1.2億人民幣則以可換股票據方式支付，並已於年結日後發出。本集團亦已獲取一筆本金額3億人民幣之七年期銀行有期貸款，作為支持該宗收購之主要信貸融資。於二零零七年三月三十一日，本集團已取用銀行有期貸款合共2.62億人民幣。

## 或然負債

於二零零七年三月三十一日，本集團就聯營公司獲授之銀行信貸給予銀行之擔保，有約900萬元(二零零六年：900萬元)之或然負債，其對本集團(不包括保華建業集團)並無追索權。

## 資產抵押

於二零零七年三月三十一日，本集團總值約6.44億元(二零零六年：1.97億元)之若干物業、機械及設備、土地及海域使用權及銀行存款，以及於若干建築合約之利益，已抵押予銀行及財務機構，以取得對本集團所給予之一般信貸融資。於二零零七年三月三十一日，約5,300萬元(二零零六年：7,600萬元)的已抵押資產已作為對本集團(不包括保華建業集團)並無追索權之信貸融資的抵押品。

## 承擔

於二零零七年三月三十一日，本集團就收購若干物業、機械及設備、發展中項目及發展中物業有約15.20億元(二零零六年：9,200萬元)之已簽訂但並未於綜合財務報表撥備之開支。

## 人力資源

於回顧年度內，本集團共聘用約1,927名全職僱員(二零零六年：1,294名僱員)。酬金包括薪金及與表現掛鈎之花紅及股份形式花紅。保華已實行三項與股份相關之獎勵計劃，以配合集團業務策略，為推動員工努力工作及提高歸屬感提供更多選擇方案，該等計劃同時讓香港及中國內地之保華員工獲益。

## 購買、出售及贖回上市證券

年內，保華於聯交所以約4,381,000元之總價格(包括交易成本)(即就購回每股股份支付之平均價格為2.19元)購買合共200萬股保華普通股，全部該等股份均已於購回後註銷。

## 企業管治

保華將企業管治放在首位，致力於發展和保持與企業增長同步的高標準企業管治常規和商業道德，保華堅信，企業管治是保持和促進投資者信心以及最大化股東利益的核心。

保華於截至二零零七年三月三十一日止年度已全面遵守聯交所證券上市規則(「上市規則」)附錄十四內所載之企業管治常規守則(「企管守則」)的各項守則條文。有關保華企業管治常規之進一步資料將列載於2007年報的企業管治報告內。

於本年內，董事局歡迎梁寶榮先生*GBS, JP*及李昌安先生分別於二零零六年八月及於二零零七年一月加盟保華，獲委任為獨立非執行董事，令七名成員所組成的董事局當中的獨立非執行董事數目增至五位。保華董事之履歷詳載於保華網站(www.pyicorp.com)及2007年報。

保華已經採用上市規則附錄十中的「上市公司董事進行證券交易的標準守則」(「標準守則」)作為本集團董事和相關僱員在買賣保華證券時所需遵守之守則。

根據保華的特定查詢，全體保華董事及相關僱員均確認在本年度一直有遵守標準守則列載之所需標準。

## 審閱賬目

本集團截至二零零七年三月三十一日止年度之業績已經審核委員會審閱。

此公布所載有關本集團截至二零零七年三月三十一日止年度之綜合資產負債表、綜合收益表以及相關附註之數據乃經本集團的核數師德勤•關黃陳方會計師行同意，等同本集團的年度經審核綜合財務報表所載。根據香港會計師公會頒佈的《香港核數準則》、《香港審閱應聘服務準則》或《香港保證應聘服務準則》，德勤•關黃陳方會計師行就此執行的工作並不構成保證應聘服務，因此，德勤•關黃陳方會計師行並不會就此初步業績公布發表任何保證。

## 致謝

本人謹此感謝過去一年來股東之鼎力支持、管理層及全體員工之竭誠服務，以及本集團之客戶、顧問及業務夥伴之寶貴貢獻。

## 刊登末期業績及年報

本業績公布須於香港交易及結算所有限公司網頁(www.hkex.com.hk)「最新上市公司公告」網頁及保華企業網站www.pyicorp.com「投資者」網頁刊登。2007年報將於二零零七年七月底前寄發予股東及於上述網站內刊登。

## 股東週年大會

保華之二零零七年股東週年大會已定於二零零七年九月二十日舉行。保華將在實際可行的情況下，盡快向保華股東寄發一份載有股東週年大會通告及有關(其中包括)重選將退任的董事、董事酬金、發行新股及購回股份之一般授權及更新購股權計劃之10%計劃上限的資料之通函。

**一般資料**

於本公布發表日期，董事局成員包括：

| | | |
|---|---|---|
| 周明權博士*OBE, JP* | ： | *主席（獨立非執行董事）* |
| 劉高原先生 | ： | *副主席兼董事總經理* |
| 陳國強博士 | ： | *非執行董事* |
| 郭少強先生 | ： | *獨立非執行董事* |
| 陳樹堅先生 | ： | *獨立非執行董事* |
| 梁寶榮先生*GBS, JP* | ： | *獨立非執行董事* |
| 李昌安先生 | ： | *獨立非執行董事* |

代表董事局
*主席*
**周明權博士***OBE, JP*

香港，二零零七年七月二十日

END